FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2017

March 2018

Certification of the Board of Directors

on the financial statements as at 31 December 2017

Certification of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Board of Directors member pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2017 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 28 March 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

COSTAS P. MICHAELIDES	LEONIDAS E. FRAGKIADAKIS	CLAUDE EDGAR L.G.PIRET

Board of Directors Report

for the period ended 31 December 2017

Board of Directors’ Annual Report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2017

Financial & Macroeconomic environment

The global economic recovery remains firm, albeit a number of factors continue to pose challenges

The global economy picked up pace in 2017, with real GDP increasing by 3.7% year over year (“y-o-y”) in 2017, from 3.2% y-o-y in 2016 (according to International Monetary Fund (“IMF”) World Economic Outlook, January 2018) and recording the fastest growth since 2011. The acceleration in growth was broad based across countries and sectors, with major advanced economies surprising positively relative to expectations that have been build earlier in the year.

Specifically, in the United States (“US”), resilient private consumption amid increasing labour market income and improving business investment stimulate activity, with real Gross Domestic Product (“GDP”) accelerating to 2.3% y-o-y in 2017, from 1.5% y-o-y in 2016. The euro area economy continued to recover solidly as domestic demand found support from robust employment gains and improving bank credit conditions amid expansionary monetary policy by the European Central Bank (“ECB”). For 2017, real GDP advanced by 2.3% y-o-y, from 1.8% y-o-y in 2016. In Japan growth gathered pace, buoyed by accommodative financial conditions and supportive fiscal policy, with real GDP increasing by 1.7% y-o-y in 2017, from 0.9% y-o-y in 2016. Finally, activity proved stronger in China as well, with positive effects for the rest of the Emerging economies through trade channels. Particularly, Chinese real GDP growth increased to 6.9% y-o-y in 2017, from 6.7% y-o-y in 2016 due to sizeable policy stimulus interrupting six years of deceleration.

Financial markets demonstrated reassuring resilience in the course of 2017, with equity prices in many advanced and emerging economies recording double digit gains in 2017 on the back of strong corporate profitability and still accommodative policies by major central banks. Long-term nominal sovereign bond yields in the US fell slightly during 2017, albeit their short-term equivalents increased by circa 70 basis points (bps) as the U.S. Federal Reserve (“Fed”) increased its policy interest rates three times during 2017. At the same time, German 10-year Bund yields increased by circa 20 basis points in 2017 amid strong GDP growth, dissipating euro area deflation risks and expectations for a gradual slowdown in the ECB quantitative easing policies. Moreover, global corporate credit spreads, both Investment Grade and non-Investment Grade, narrowed in the course of 2017, as global recession risks have subsidized and investors’ search for yield continued.

At the start of 2018, equity markets initially edged higher as the US Tax Cuts and Jobs Act (“TCJA”) fuelled risk appetite further. However, the end of January 2018 saw a sudden surge in risk aversion due to a more aggressive reassessment of central banks’ interest rate tightening cycle amid inflationary pressures. Overstretched asset valuations and the termination of strategies that had been based on the continuation of low volatility, triggering stop-losses, amplified the sell-off. Equity market implied volatility surged, with the Cboe S&P500 Volatility Index (“VIX”) increasing to 37% (18% as of 21 March) from 11% on average in 2017. In all, financial markets were caught by surprise with global equity prices declining sharply. Market conditions normalized, to some extent by mid-March, albeit trade concerns continue to weigh on investors’ risk appetite. Overall, since the beginning of 2018, global equities are broadly flat (MSCI ACWI World: -0.1% as of 21 March), nominal government bond yields in major advanced economies have risen (US Treasury 10-Year Yield: +48 bps to 2.88%, German 10-Year Bund Yield: +17 bps to 0.59%) and speculative grade corporate bond spreads have remained broadly flat to 350 bps.

Monetary policies in advanced economies remain supportive, although a gradual removal of accommodation underwent in the course of 2017. The Fed increased the target for the federal funds interest rate by a cumulative 75 basis points to the range of 1.25%-1.5% as of December 2017 (and by another 25 basis points to the range of 1.5%-1.75% in March 2018), communicating further gradual interest rate increases going forward. The Fed began, in October 2017, to passively downsize its balance sheet reinvesting a portion, instead of the full amount, of principal payments from its holdings of Treasury and agency mortgage-backed securities that mature each month. On the other side of the Atlantic, the ECB has kept its benchmark policy interest rates unchanged at 0.0% (main refinancing rate) and -0.4% (deposit facility rate) during 2017, and is expected to keep them at present levels “well past” the end of its net asset purchases. In addition, the ECB continued its asset purchase programme accumulating circa €754 billion of assets. In October 2017, the ECB decided to extend it purchases at least until September 2018, albeit at a reduced monthly pace of €30 billion, effectively from January 2018, as economic growth has accelerated and deflationary concerns have subsided. Finally, the Bank of Japan (“BoJ”) continues the aggressive expansion of its balance sheet mainly through purchases of Government bonds and equity exchange-traded funds’ (“ETFs”). At the same time, the BoJ targets 10 year Japanese government bond yields to remain around zero percent under its “yield curve control” framework, in order to foster growth and achieve its inflation target of 2%.

The Greek economy returned to positive growth in 2017 despite the considerable fiscal headwinds

After a slight decline of 0.3% y-o-y, in real Gross Domestic Product (“GDP”, in constant prices) in 2016, GDP growth entered positive territory in 2017 (+1.3%, y-o-y), supported, mainly, by gross capital formation (14.9% y-o-y in the same period). In fact, it is the first time in eleven years that economic activity has increased four quarters in a row (on a seasonally adjusted quarterly basis), following a cumulative contraction in GDP of 26.3%, y-o-y, between 2008 and 2016 (Source: EL.STAT., Quarterly National Accounts Press Release, March 2018).

Deflation ended in 2017, with the consumer price index increasing by 1.1%, y-o-y in FY:2017, following an annual average decline of 1.2% between 2013 and 2016, while core inflation (which excludes the impact of energy and unprocessed fruit and vegetable prices) increased by 0.2% y-o-y in 2017 compared to -0.1% y-o-y in 2016 (Sources: EL.STAT., Press Release, Consumer Price Index, December 2017 and Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2018).

As regards the progress in the Third Program implementation and disbursements of related financing the Hellenic Republic, by implementing the policy measures agreed with official lenders, received €21.4 billion of Third Program financing between August and December 2015 related to the first tranche of the financial support under the Third Program, including €5.4 billion for bank recapitalization (Source: European Stability Mechanism (“ESM”), Press Release, 22 December 2015). After the successful evaluation of Greece’s progress in implementing agreed actions and reforms under the first review of the Third Program - and the concomitant approval by the Eurogroup on 25 May 2016 in liaison with the ECB and the Board of Governors of the ESM - Greece and the European Commission signed a Supplemental Memorandum of Understanding (on 16 June 2016) which updated the conditionality of the Memorandum of Understanding of August 2015, as well as reviewed the progress in the implementation of the Third Program (Source: EU Commission, Supplemental Memorandum of Understanding, 16 June 2016). The completion of the first review led to the disbursement of the second tranche that amounted to €10.3 billion in several instalments between June and October 2016. More specifically, €7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining instalments of €1.1 billion and €1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, FAQ on decisions concerning Greece at Eurogroup meeting on 25 May 2016, 3 June 2016).

The legislation and implementation by the Greek government of a new set of fiscal and structural policies and a list of related prior actions led in late May and early June 2017 to a positive assessment by the International Monetary Fund (“IMF”), ECB and the European Union (collectively, the “Institutions”) of the progress in completing the second review of the Third Program, which has been confirmed by the Eurogroup of 15 June 2017 (Source: Eurogroup Statement, 15 June 2017). Accordingly, the Institutions decided the disbursement of the third tranche of the ESM Program amounting to €8.5 billion “to cover current financing needs, arrears clearing, and possibly room to start building up a cash buffer” (Source: Eurogroup Statement, 15 June 2017). The amount has been released in two subtranches, of which €7.7 in July 2017 —€6.9 billion for maturing debt repayment and the remaining €0.8 billion for arrears clearance — and €0.8 billion in October 2017 for arrears clearance (Source: ESM Press Releases, 7 July 2017 and 26 October 2017).

Following the staff level agreement on the policy package that was presented to the Eurogroup of 4 December 2017, the Eurogroup of 22 January 2018 welcomed the implementation of almost all of the agreed prior actions necessary for the completion of the third review. Eurogroup called on the Greek authorities to complete the outstanding prior actions until February and reconfirmed the importance of an ambitious comprehensive growth strategy with strong ownership from the Greek authorities for ensuring Greece’s long-term economic and fiscal sustainability. The Eurogroup confirmed the beginning of the technical work by the Euro Working Group on the growth-adjustment mechanism, as part of the medium-term debt relief measures to be implemented, if needed, following the successful conclusion of the programme, in line with the agreement in the Eurogroup of 15 June 2017. The Eurogroup invited the European institutions and the IMF to take into account the holistic Greek growth strategy when updating the debt sustainability analysis (“DSA”) (Source: Eurogroup Statement on Greece, 22 January 2018). In 12 March 2018, the Eurogroup commended Greece for completing the third review and approved the release of the fourth tranche of €6.7 billion, programmed to be paid in two instalments. Furthermore, it was reconfirmed the aim “to recalibrate the profile of Greece’s European Financial Stability Facility (“EFSF”) loans to adjust future repayments to the growth performance to ensure debt sustainability”, further details of which are planned to be presented in the April meeting (Source: Eurogroup, Press Release, “Remarks by M. Centeno following the Eurogroup meeting of 12 March 2018”)

A recovery in business activity reflected at the increase in economy’s gross value added and gross operating surplus (national accounts approximation of corporate pre-tax profitability) of 1.3% y-o-y and 1.7% y-o-y, respectively, in FY:2017, and in manufacturing production of 3.3% in 2017, underpinned the recovery in GDP growth (Sources: EL.STAT., Quarterly National Accounts Press Release, March 2018, and EL.STAT., Production Index in Industry, 2010=100.0, Press Release, December 2017). Other conjunctural and forward looking indicators of economic activity showed a considerable improvement over the course of 2017, reaching multi-year highs in end 2017 and early 2018. More specifically, the Economic Sentiment Indicator reached a 3½-year high in February 2018, whereas Purchasing Managers’ Index (“PMI”) climbed at 17½-year highs in February 2018, recording a continuous increase from March 2017 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2018, European Commission, Business and Consumer Surveys, February 2018 and Markit Economics, Manufacturing PMI, News Release, March 2018). This improvement has been supported by the resilience of the export-oriented business activity and tourism, with the latter reflected at the increase in tourism arrivals of 9.7% y-o-y and revenue of 11.1% y-o-y in FY:2017 (Source: Bank of Greece, Developments in the Balance of Travel Services Press Release, December 2017).

Residential construction declined further (-8.7%, y-o-y, in 2017, following a decline of -12.4%, y-o-y, in FY:2016, according to the relevant national accounts data, (Source: EL.STAT., Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010, 4th Quarter 2017), whereas the pace of adjustment in house prices slowed significantly in Q4:2017, to -0.3%, y-o-y, from -1.2% y-o-y in 9M:2017 and -2.4%, y-o-y, in FY:2016. Prices of prime commercial (retail &offices) spaces also tend to stabilize (0.0%, y-o-y, on average, in H1:2017, latest available data), with a marginal increase in rents in premium spaces recorded during this period

(Source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2018). Elevated tax pressure, liquidity factors and the still high supply overhang continue to impede the recovery process in the residential market. Furthermore, the operation of a web-based auction platform since January 2018, is expected to gradually speed up foreclosures, creating risk of additional pressures on prices. However, it could also mobilize new demand, since it would make it easier for potential buyers (including foreigners) to bid on Greek properties especially in the medium term, thus contributing to a more proper operation of the market.

The improvement in the Greek labor market continued 2017, with employment increasing by 2.2% y-o-y, on the back of the bottoming out in economic activity. The unemployment rate declined further to a six-year low of 20.8% in December 2017 from 23.4% in December 2016 (Source: EL.STAT., Labor Force Survey, Monthly Data, Press Release, December 2017).

In 2017, the current account showed a small deficit (-0.8% of GDP, compared to -1.1% of GDP in 2016). An increased surplus in the services balance (1.2% of GDP in 2017 above the respective balance of 2016), due to higher tourism receipts (+0.8% of GDP above 2016) and increased net transportation revenue (0.4% of GDP higher than 2016), offset the larger trade deficit (-10.3% of GDP in 2017 vs. -9.5% of GDP in 2016, Source: Bank of Greece, Balance of Payments Press Release, December 2017).

On the fiscal front, Greece is heading in 2017 for a third consecutive year of fiscal overperformance in comparison with the Third Program targets, following the achievement of a primary surplus in General Government Budget of 3.8% of GDP in 2016 (according to the Program definition), compared to a targeted surplus of 0.5% of GDP in the same period (Source: EL.STAT., Press Release, Fiscal data for the years 2013-2016, 2nd Notification, October 2017). Government budget for 2018, foresees a primary surplus in General Government Budget (according to Program definition) of 2.44% of GDP in 2017, against the Program target of 1.75% of GDP. European institutions also project that Greece is likely to overachieve the 1.75% of GDP primary surplus program target for 2017 by a margin of at least 0.5% of GDP and appears capable to meet the General government primary surplus target of 3.5% of GDP in 2018 (Sources: Ministry of Finance, State Budget 2018, November 2017 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018). With a view to reinforce Greece’s long-term fiscal sustainability, Greek government has pre-legislated a new set of fiscal and structural policies in May-June 2017 — comprising income tax reform and a new round of interventions in the pension system — which are planned to take effect in 2019-2020. Moreover, the agreement provides for the possibility of activation of some offsetting expansionary measures in the event of a fiscal overperformance in these years. The expansionary measures are planned to include, inter alia, a targeted reduction in tax burden of up to 1.0% of GDP and spending increases up to 1.0% of GDP in the form of social transfers, active labor market policies and public investment (Source: European Commission, Compliance Report, the Third Economic Adjustment Programme for Greece, Second Review, June 2017).

The General Government debt to GDP ratio reached 180.8% in 2016 and is estimated to have peaked to 181.1% in end-2017 and follow a downward trend from 2018 onwards, according to the baseline estimate (Scenario A) of the European Commission’s Debt Sustainability Analysis. However, the above development is conditional on the pace of GDP growth in the long run and the achievement of fiscal targets, while a sustainable reduction of gross debt as percent of GDP is highly dependent on the provision of additional concession from official lenders, especially as regards the longer-term servicing costs of EFSF loans. (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018).

The Eurogroup of 5 December 2016 endorsed the implementation since early 2017 of a first set of short-term debt relief measures agreed in principle in the Eurogroup meetings of 9 May and 25 May 2016, when the Eurozone countries stated that they stand ready to consider, if necessary, “possible additional debt measures aiming at ensuring that Greece’s refinancing needs are kept at sustainable levels in the long run. The Eurogroup also agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic’s annual gross financing needs “GFNs” related to the servicing costs of the Hellenic Republic’s total debt. The Eurogroup statement had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, if this is deemed necessary by the official lenders to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality. In this context, the Eurogroup of 9 May 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece’s public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country’s adjustment process even after the program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. These debt-servicing relief measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Sources: Eurogroup Statement, 9 May 2016, 25 May 2016 and 5 December 2016).

The Eurogroup of 15 June 2017 repeated the assessment of debt sustainability on the basis of gross financing needs (“GFN”) and stated that it stands ready to implement a second set of debt measures to the extent needed to meet the GFN objectives. These measures will be implemented at the end of the Program in 2018, conditional upon its successful implementation and their “exact calibration will be confirmed at the end of the Program by the Eurogroup on the basis of an updated DSA” (Source: Eurogroup Statement, 15 June 2017).

These additional measures will permit, inter alia, the transfer of Agreement on Net Financial Assets (“ANFA”) and Securities Market Program (“SMP”) profits to Greece, liability management operations within the current ESM program, extension of the weighted average maturities and a further deferral of European Financial Stability Facility (“EFSF”) interest and amortization by up to 15 years. In order to take into account possible differences between GDP growth assumptions and actual growth developments over the post-program period, “the EFSF re-profiling could be recalibrated according to an operational growth-adjustment mechanism to be agreed”. This mechanism will be fully specified as part of the medium-term debt relief measures, following the successful implementation of the ESM program.

The Executive Board of the IMF approved in principle on 20 July 2017 a precautionary Stand-By Arrangement (“SBA”) for Greece amounting to 1.3 billion Special Drawing Rights (“SDR”) (about €1.6 billion). According to the IMF, this arrangement “will become effective only after the Fund receives specific and credible assurances from Greece’s European partners to ensure debt sustainability, and provided that Greece’s economic program remains on track”. The IMF acknowledges that the newly-legislated measures for broadening the income-tax base and reforming pension spending are critical to rebalancing the budget toward more growth-friendly policies and that they will help achieve an ambitious primary surplus target of 3.5% of GDP. However, the IMF considers that this fiscal target should be reduced to a more sustainable level of 1.5% of GDP “as soon as possible, to create fiscal space” for promoting economic growth and social cohesion through efficiency increasing policies (Source: IMF, Press Release No. 17/294, 20 July 2017).

In the context of Eurogroup decisions referred above, a significant part of short-term measures has been implemented in 2017 (including smoothening of the EFSF repayment profile, the ongoing exchange of the floating rate notes held by Greek banks with long-term fixed rate notes and the waiver of the step-up interest rate margin for the year 2017), and their remaining part is planned to be phased in during 2018. Furthermore, the Eurogroup of January 22, 2018 confirmed “the start of the technical work by the Euro Working Group on the growth-adjustment (contingency) mechanism — relating a potential provision of further relief to GDP growth developments — as part of the medium-term debt relief measures to be implemented, if needed, following the successful conclusion of the programme, in line with the agreement in the Eurogroup of 15 June 2017” (Source: Eurogroup Statement on Greece, 22 January 2018). This latter development also contributes to an improvement in market sentiment that Greece will be in a position to service its debt obligations in the long-run. According to the Eurogroup meeting of 12 March 2018, more elaborate discussion on further debt measures (including the so-called growth-adjustment mechanism and specifically, the recalibration of the profile of Greece’s EFSF loans to adjust future debt repayments to the growth performance to ensure sustainability) will be conducted in April (Source: Eurogroup, Press Release, “Remarks by M. Centeno following the Eurogroup meeting of 12 March 2018”). According to the latest Debt Sustainability Analysis estimates, long term debt ratio as per cent of GDP is expected to follow a steadily downward trend declining to 96.4% of GDP in 2060, whereas gross financing needs as per cent of GDP are projected to reach levels slightly above the threshold which the Eurogroup of 26 May 2016 considered to be sustainable (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018). The prospective benefit from the implementation of the above short-term debt relief measures on Greece’s gross public debt is estimated at 25 percentage points of GDP by 2060, while contribute to a reduction of the longer-term financing needs of the Greek State closer — though higher — to sustainability threshold (as decided by the Eurogroup) of 15% of GDP during the post-program period until 2040 and the vicinity of 20% of GDP post 2040, under the baseline scenario of the EU Commission’s updated debt sustainability analysis “DSA” (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018).

The Greek banking system remained in deleveraging mode during 2017 with credit to the private sector declining by 0.8% y-o-y in December 2017 from -1.5% y-o-y in December 2016. Loans to households declined by 2.3% y-o-y in December 2017 (versus -2.8%, y-o-y, in December 2016), while corporate credit (outstanding amounts) increased in December 2017 (0.4% y-o-y compared with 0.0%, y-o-y, in December 2016) showing some responsiveness to the improving performance of a significant part of the business sector during 2017. Domestic private sector deposits increased by €5.9 billion, cumulatively in 2017, with household deposits increasing by €3.7 billion and corporate deposits by €2.2billion, reflecting, inter alia, the improvement of the economic activity, a pick up in export oriented activities and supportive trends in net external capital inflows in the form of portfolio investment and foreign direct investment during 2017 (Source: Bank of Greece, Monetary and Banking Statistics and Balance of Payments Press Release, December 2017). Household deposits received a considerable boost in December 2017 from payments related to social transfers (mainly social dividend), along with EU payments to farmers. Accordingly, the Greek banking system’s financing from the Eurosystem (including the Emergency Liquidity Assistance (“ELA”)) decreased to €33.7 billion in December 2017, from €66.6 billion in December 2016 and by €92.9 billion cumulatively since its peak in June 2015, with the ELA dependence contracting by €65.2 billion in this period (Source: Bank of Greece, Monthly Balance Sheet, June 2015, December 2016 and December 2017), also assisted by increasing interbank lending and sales of EFSF bonds used for recapitalization (Source: Bank of Greece, Aggregated Balance Sheet of MFIs excluding the Bank of Greece Statistics) and further deleveraging, which contributed to a reduction of the banking system’s funding gap (Source: Bank of Greece, Overview of the Greek Financial System, July 2017, in Greek).

The Hellenic Republic successfully issued on 25 July 2017, through syndication, a new five-year benchmark bond, alongside a tender to buy back an outstanding five-year bond issued in 2014 with maturity on 17 April 2019. This was the first attempt in 3 years to tap markets, and the total amount raised was €3.0 billion, with the coupon set at 4.375% and the implied yield at 4.625% (Source: Athex Exchange Group, Press Release “The Hellenic Republic announces the pricing of its new 2022 Notes”, 25 July 2017). Furthermore, Greece launched a €30 billion debt swap and invited all holders of the twenty outstanding Sovereign bonds issued during the PSI process, which mature in the years 2023-2042, with five new bonds with longer effective maturities — 5, 10, 15, 17 and 25 years — and coupons ranging from 3.5% to 4.2%. This swap was successfully completed on 29 November 2017, when holders of twenty different PSI bonds — corresponding to a principal of €25.5 billion, i.e., a participation rate of c. 86% —agreed to swap their PSI securities for five new benchmark issues, maturing between 2023 and 2042. On 8 February 2018, the Hellenic Republic issued, through syndication, a new seven-year benchmark bond, raising €3.0 billion at a re-offer yield of 3.5%. This development indicates an improving capacity of the Hellenic Republic to access market financing and an increasing probability that it will be in a position to timely build the intended cash buffer before the Third Program completion in August 2018 (Source: Athex Exchange Group, Press Release “Hellenic Republic — Press points for 7year new GGB”, 8 February 2018). In this context, on 14 March 2018 Greece successfully auctioned a 12-month Treasury bill issue — the first issuance of this type since 2010 — raising €1 billion, with interest rate set at 1.25% (Source: Public Debt Management Agency, Announcement on the Auction results of 52 week T-bills, 14 March 2018).

The completion, by the Hellenic Republic, of a debt swap and the issuance of the 7-year bond and the 12-month T-bill have been accompanied by an accelerating decline in 10-year Greek bond yields, with their yield falling to 3.8% in early February 2018 from 4.9%

in early December 2017 (Source: Bloomberg). Nevertheless, Greece’s sovereign debt valuations are unlikely to remain unaffected in the event of a significant adjustment in international markets and/or a protracted increase in volatility internationally, despite the supportive role of improving macroeconomic stability domestically.

Against this backdrop, on 23 June 2017, Moody’s upgraded Greece’s sovereign bond rating to ‘Caa2’ and changed the outlook to positive, reflecting its view that the prospects for a successful conclusion of Greece’s Third Program have improved, a development that raises the likelihood of provision of additional debt relief by the official lenders. On 18 August 2017 Fitch Global Ratings upgraded Greece’s sovereign rating by one notch to ‘B-’ and revised outlook to positive, while S&P Ratings also revised its outlook to positive on 21 July 2017, affirming, however, its ‘B-’ long-term sovereign rating on the Hellenic Republic. On 19 January 2018 and on 16 February 2018, S&P Ratings and Fitch Global Ratings upgraded Greece’s sovereign bond rating to ‘B’ from ‘B-’, while on 21 February 2018 Moody’s upgraded Greece’s sovereign rating by two notches to ‘B3’ from ‘Caa2’, citing improvements in growth and fiscal outlook as the main drivers of their decision. Moreover, all major rating agencies maintained a positive outlook on Greece referring to a potential for rating upgrades in 2018 and 2019, if the improvement in macroeconomic trends, the additional targeted progress in fiscal adjustment and the scenario of a successful completion of the Third Program materialize. A successful build-up of a sovereign liquidity buffer in order to pre-finance future government debt repayments upon the country’s exit from the Third Program has been referred as an additional factor which will be considered in assessing Greece’s creditworthiness. However, the rating agencies also refer that the probability of new downgrades of the Hellenic Republic’s rating could re-appear in the event of emergence of doubts about the country’s commitment to maintain a sound fiscal position and implement important reforms or meet other obligations of the post-program monitoring (Source: S&P, Fitch and Moody’s press releases on Greek Sovereign outlook).

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia)(1)

The economies and banking sectors of SEE-5 improved on a large scale in 2017

Indeed, economic activity gained momentum and the banking sector performance improved; however, the fiscal balance deteriorated and the current account deficit widened to still manageable levels.

GDP growth accelerated to a post-global-crisis high of 5.4% in 2017 — surpassing its long-term potential of 3.0% and the previous year’s outcome of 4.3%.(2) The acceleration was supported by both rising domestic and external demand. Private consumption remained the main engine of growth, underpinned by an expansionary fiscal policy stance (the fiscal deficit widened mildly to 1.7% of GDP in 2017 from 1.5% in 2016),(3)  improving labour market conditions and a rebound in credit activity (loans to the private sector increased by a 6-year high of 4.3% in December against a rise of 1.1% in 2016).(4) On the other hand, exports of goods and services gained steam, mainly on the back of accelerating economic activity in SEE’s main trading partner — the euro area (GDP growth reached a 10-year high of 2.4% in 2017, up from 1.8% in 2016).(5)

Not surprisingly, despite stronger exports, the current account deficit widened to 2.6% of GDP in 2017 from 1.1% in 2016,(4) due to unfavourable global oil prices and to, a large extent, the significant rebound in domestic demand. However, this negative development was not a cause for concern since the current account deficit remained in manageable levels and the quality of its financing remains sound. Indeed, foreign direct investments continued covering the current account deficit for a fifth year in a row (114.6% in 2017).(4)

Amid a favourable operating environment, the fundamentals and the performance of the SEE-5 banking sector improved in 2017. Indeed, the bottom line rose to an estimated €2,578 million in 2017 from €1,954 million in 2016.(4) This performance was mainly underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 6.3% in FYROM and 13.2% in Albania in December 2017).(4) The downward trend in non-performing loans reflects strengthening economic activity and, to a large extent, significant write-offs and sales of problematic loans encouraged by Central Banks. Moreover, the capital adequacy ratio improved further (ranging between 15.7% in FYROM and 22.5% in Serbia in December 2017).(4) The improved asset quality and solvency bode well for a strengthening recovery in lending activity, in view of the region’s low penetration rate (loan-to-GDP ratios ranged between 27.4% in Romania and 50.9% in Bulgaria in December 2017),(4) especially in the retail segment (retail lending-to-GDP ratios ranged between 11.3% in Albania and 22.7% in FYROM in December 2017),(4) and adequate liquidity ratios (the SEE-5 average loan-to-deposit ratio stood at 80.7% in December 2017 — well below the 100% threshold).(4)

The macroeconomic and banking sector performance in SEE-5 to remain solid in 2018

For this year, we expect economic expansion in SEE-5 to slow to a still elevated level of 4.4%(4) — still above its long-term potential of 3.0% — mainly due to a less accommodative policy mix against a backdrop of surging inflation and external imbalances.

(1)  Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country

(2)  Source: Published data from the National Statistical Agency of the related countries and processed by NBG

(3)  Source: Published data from the Ministry of Finance of the related countries and processed by NBG

(4)  Source: Published data from the Central Bank of the related countries and processed by NBG

(5)  Source: European Commission

There are, however, downside risks to the SEE-5 positive outlook, stemming mainly from tighter-than-initially-anticipated global liquidity conditions and weaker-than-initially-expected economic activity in the region’s main trading, investing and financing partner the euro area. Indeed, stronger-than-initially-expected growth momentum or inflation in the US could prompt the Fed to proceed with a faster or stronger monetary tightening than currently anticipated. Moreover, elevated geopolitical tensions (e.g. on the Korean peninsula and in the Middle East) and increased protectionism by the U.S. administration could create negative effects on the rest of the world growth — including the euro area. The SEE-5 positive outlook could also be negatively affected by deteriorating investor confidence, in the event of renewed domestic political uncertainty and subsequently policy slippage.

Anticipated developments (risk and uncertainties)

Looking forward in 2018, the growth rate of the global economy is expected to pick up pace to 3.9% year over year (according to IMF World Economic Outlook, January 2018) from 3.7% year over year in 2017. However, there are essential downside risks surrounding the outlook. In detail, tighter global financial market conditions — possibly triggered by a reassessment of the U.S. Federal Reserve interest rate tightening cycle - could result in rising risk premia across major asset classes leading to heightening financial market volatility and could spill over to the real economy. Noticeable stress in European banks amid unresolved legacy issues (e.g. non-performing exposures) and weak profitability could reignite the euro area sovereign cum banking crisis. In parallel, European political uncertainty could resurface ahead and/or following the results of the Italian elections (March 2018), the German coalition agreement vote by SPD members (March 2018) and the outcome of “Brexit” negotiations.

Moreover, a rising protectionism sentiment could hurt global trade and growth prospects, while political and geopolitical risks (North Korea, Middle East, Ukraine/Russian clash) could derail the global recovery. Finally, in China, authorities’ efforts to address financial risks and curb excess credit could result to a sharper than expected slowdown of the Chinese economy that could bear negative repercussions in both emerging and advanced economies through confidence and currency channels, commodity prices, as well as global trade.

As regards Greece, the official projections for a strong economic recovery in 2018 of 2.6% y-o-y, on average, (Sources: EU Commission Winter Forecast, February 2018 and IMF, World Economic Outlook, October 2017) continue to be subjected to downside risk related to the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus of 3.5% of GDP in 2018 and in 2019 (Source: Memorandum of Understanding, 19 August 2015) and the uncertainties regarding the path of transition to economic normalcy, following the end of the Third Program and the capacity of the economy to refinance its debt in the markets, in a sustainable way and at competitive terms. The timeliness of specification of new interventions on the Hellenic Republic’s debt, along with the lines of relevant Eurogroup decisions, could also have an impact on liquidity conditions and general economic conditions.

The projected recovery is expected to be supported by: i) improving sentiment compared to the previous year, which will support private sector spending and investment decisions; ii) positive tourism contribution, as indicated by favourable prospects for 2018, according to the latest development in early bookings; iii) improving goods’ export trends (+9.6%, y-o-y, excluding oil products, in FY:2017, Source: Bank of Greece, Developments in the Balance of Travel Services Press Release, December 2017) and steadily positive trends in export orders until early-2018, supported by the strong economic growth in the Euro area; iv) business and public investment activity, enhanced by inflows of program funding, EU structural funds and the expected increase in public investment expenditure in 2018, compared to the previous year; v) a further normalization of liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears and improving labor market conditions) and an acceleration in portfolio and foreign direct investment inflows, which has already become evident in 2017 and vi) a further easing of capital controls.

Most of the above developments are supportive of an acceleration in GDP growth in 2018, however, medium term growth prospects, the pace of improvement in the private sector financial position — especially of households and less competitive enterprises — and liquidity conditions, as well as, the exact timeline for lifting capital controls, remain uncertain. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the euro area or globally, geopolitical risks and/or a further appreciation in energy prices could create considerable downside risks to Greece’s economic performance.

Completed disposals of subsidiaries

Sale of NBG’s Bulgarian subsidiaries United Bulgarian Bank A.D. (“UBB”) and Interlease E.A.D.

On 30 December 2016 NBG entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The sale of the Bulgarian subsidiaries had a positive impact on Group liquidity of about €900 million, including the repayment of intra-group debt and dividend distributions by UBB to the Bank since 30 September 2016, of which €50 million related to 2017 and €133 million to 2016.

With the successful completion of the transaction on 14 June 2017, Group’s Common Equity Tier 1 (“CET1”) ratio increased by 74 bps.

Sale of Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”), NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Banka Srbija a.d. Novi Sad

On 4 August 2017, NBG entered into a definitive agreement with OTP Banka Srbija a.d. Novi Sad (“OTP Serbia”) for the divestment to OTP Serbia of its 100% stake in its Serbian subsidiaries Vojvodjanska Banka AD and NBG Leasing d.o.o. for an agreed consideration of €125 million and of a portfolio of Serbian-risk corporate loans (together the “Vojvodjanska Transaction”). The positive impact on NBG’s Group Liquidity, including repayment of intra-group debt, is c.€280 million.

With the successful completion of the transaction on 1 December 2017, Group’s Common Equity Tier 1 (“CET1”) ratio increased by 35 bps.

Agreed disposals of subsidiaries

Sale of South African Bank of Athens Ltd (“S.A.B.A.”) to AFGRI Holdings Proprietary Limited (“AFGRI”)

On 22 December 2016, NBG entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR 279 million.

Closing of the transaction is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received) and is expected to close by the end of the second quarter of 2018.

Sale of Banka NBG Albania Sh.A to American Bank of Investments SA (“ABI”)

On 2 February 2018, NBG entered into a definitive agreement for the sale of its entire stake (100%) in its subsidiary, Banka NBG Albania Sh.A. (“NBG Albania”) to American Bank of Investments SA (“ABI”). The transaction is being implemented in the context of NBG’s Restructuring Plan and in-line with its commitments towards European Commission’s DG Competition.

The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania and is expected to close in the second quarter of 2018.

Recent developments

Sale of Banca Romaneasca (“BROM”) to OTP Bank Romania (“OTP”)

On 27 July 2017, NBG entered into a definitive agreement with OTP Bank Romania (“OTP”) for the divestment to OTP of its 99.28% stake in its Romanian subsidiary Banca Romaneasca (“BROM”).

However, on 19 March 2018, the Bank announced that the National Bank of Romania (“NBR”) rejected OTP’s application to acquire 99.28% of BROM as NBR’s approval of OTP, as the new shareholder of BROM, was a condition precedent for the closing of the transaction.

It should be noted that this decision does not affect BROM’s operations and business. BROM continues to focus on its clients’ needs while maintaining profitability levels and strong capital base, on the back of the continuous support by NBG Group.

Moreover, NBG is considering various strategic options in relation to its operations in Romania and in line with its Restructuring Plan.

Sale of the majority equity holding in Ethniki Hellenic General Insurance S.A. (“Ethniki Insurance” or “NIC”) to EXIN Financial Services Holding B.V. (“EXIN”)

On 27 June 2017, the NBG’s Board of Directors approved the divestiture of a 75.00% stake in Ethniki Insurance to EXIN and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of Ethniki Insurance via the NBG network.

However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the Share and Purchase Agreement (“SPA”) entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank is considering various strategic options in relation to its investment in Ethniki Insurance and in line with its Restructuring Plan.

NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program

As discussed above, on 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see “The Greek economy returned to positive growth in 2017 despite the considerable fiscal headwinds”). These measures include, among others, a prospective bond exchange of the floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities, with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange is effected at the bonds’ carrying amount, therefore, it has no impact on the Bank’s income statement.

In this context, in 2017, from February and up to December, the Bank participated in the Bond Exchange Program with the nominal amounts of €8.0 billion. In January 2017, before the initiation of the Bond Exchange Program, the Bank disposed of EFSF bonds of nominal value €325 million.

The process of Bond Exchange Program was completed in January 2018 and all outstanding notes have been exchanged.

Financial Results

NPEs stock declines for a 7th consecutive quarter

Domestic NPE formation (SSM perimeter) in 2017 reduced by €127 million. Notably, the Bank has reduced NPEs by €4.2 billion since end 2015, exceeding the 2017 SSM operational reduction target by €0.8 billion, covering half of the distance to the 2019 target. The NPE ratio in Greece dropped by 95bps year-on-year to 44.1% in 2017, while the NPE coverage reduced to 55.7%.

Domestic 90dpd formation turned firmly negative in 2017 (-€161m from €66m in 2016), with contribution from all loan segments, reflecting an acceleration in restructurings. 90dpd coverage stood at 76.0% in Greece (74.7% at the Group level).

2017 domestic provisioning run rate increased to 250bps from 212bps in 2016, reflecting a pick-up of impairments on mortgages mainly due to collateral fair value adjustments. In SE Europe(6), the 90dpd ratio settled at 33.2% on coverage of 52.2%.

Superior liquidity position

Group deposits amounted to €40.3 billion at end of 2017 (+4.1% year-on-year), reflecting a €1.6 billion year-on-year increase in domestic deposits on the back of favorable seasonality and corporate inflows. Since the imposition of capital controls the Bank’s deposit base in Greece has increased by €3.0 billion, comprising mostly savings accounts. In SE Europe(6) deposits remained broadly flat year-on-year at €1.9 billion.

As a result, NBG’s best-in-class L:D ratio improved further to 78.9% in Greece (86.1% in 2016) and 79.6% at the Group level, providing the basis for credit growth in 2018.

Notably, Eurosystem funding has been reduced to just €2.8 billion currently from €12.3 billion at end of 2016, with zero ELA exposure since late November 2017, partly assisted by capital actions. Currently, the Bank has built a liquidity buffer, which may be disbursed as credit to healthy corporates, taking advantage of our low cost of funding.

The successful execution of NBG’s restructuring plan, coupled with increasing market access, will safeguard NBG’s disengagement from ELA, providing liquidity to fund credit expansion.

Capital position

Common Equity Tier 1 (“CET1”) ratio stood at 17.0% and at 16.7% on a CRD IV FL basis. The IFRS 9 adoption implies a FL impact of c350bps, which is c120bps over the 3yr StressTest horizon, due to the gradual phase in.

Remaining divestments are expected to boost capital and liquidity meaningfully, driven mainly by the sale of Ethniki Insurance.

Profitability

Group:

Continuing: Group losses from continuing operations for 2017 amount to €163 million, on the back of reduced NII and elevated loan impairments.

Discontinued: Losses from discontinued operations for 2017 amount to €249 million, arising mainly from the divestment of Serbia and impairment of Romania and Albania operations. These losses include €158 million relating to recycling of losses previously recognized in OCI relating to AFS securities and currency translation, with no impact on capital.

Greece:

On an annual basis, reported losses from continued operations amounted to €177 million, weighed mainly by high loan impairments (CoR at c250bps in 2017).

2017 domestic core pre-provision income (PPI) reached €809m from €773m in 2016, weighed mainly by the increase in net fees and reduction in personnel cost.

NII amounted to €1,459 million in 2017 from €1,552 million in 2016, reflecting continuing loan deleveraging that more than offset the benefit from the reduction of ELA balances. The additional EFSF/ESM bond disposals under the ESM bond exchange scheme resulted in NIM improving by 26 bps year-on-year to 305bps.

On a 2017 basis, net fees reached €218 million, up by 41.7% year-on-year, driven mainly by the elimination of Pillar II & III funding costs.

Operating Expenses in 2017 settled 7.0% lower at €868 million on the back of the personnel cost containment (-10.9% year-on-year), while general and administrative expenses remained broadly flat year-on-year. The sharp decline in personnel expenses incorporates the benefit from the December 2016 Voluntary Exit Scheme (VES) that involved circa 10% of the domestic workforce. Cost-to-core income recovered to 51.8% in 2017 from 54.7% in 2016.

(6)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

SE Europe:(7)

In SE Europe(1), gains from continued operations reached €14 million against 2016 profits of €35 million, mainly on the back of reduced income (€116 million in 2017 from €128 million in 2016) and increased provisions (€16 million in 2017 from €12 million in 2016).

Going concern

Liquidity

Total Eurosystem funding significantly reduced during 2017 at €2.8 billion as at 31 December 2017 (31 December 2016: €12.3 billion), all of which related to ECB funding (31 December 2016: €6.7 billion from ECB and €5.6 billion from ELA). Furthermore, as of 31 December 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of €3.4 billion, while the Bank’s ELA liquidity buffer stood at €9.4 billion (cash value).

Capital adequacy

The Group’s CET1 ratio at 31 December 2017 was 17.0% exceeding the SREP ratio of 12.25% and 12.875% for 2017 and 2018 respectively (see Note 4.7).

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the elimination of ELA reliance, the decrease of ECB funding and current access to the Eurosystem facilities with significant collateral buffer (b) the Bank’s and the Group’s CET1 ratio of 31 December 2017 which exceeded SREP requirements, even after the adoption of IFRS 9 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above, (see “The Greek economy returned to positive growth in 2017 despite the considerable fiscal headwinds” and “Anticipated developments (risk and uncertainties)”).

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, as in force implements in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities under certain conditions. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund as far as credit institutions are concerned.

It should be noted that Executive Committee Act 111/31.01.2017 of Bank of Greece provides interpretation of the different circumstances when an institution shall be considered as failing or likely to fail regarding the implementation of the obligation of the Board of Directors of the institution to notify the Bank of Greece.

Furthermore, BRRD provides that a parent institution seated in a Greece and its subsidiaries in other Member States or third countries that are institutions or financial institutions covered by the consolidated supervision of the parent undertaking, may enter into an agreement to provide financial support to any other party to the agreement that meets the conditions for early intervention, provided that the conditions laid down in Greek Law 4335/2015. Executive Committee Act 131/23.01.2018 of Bank of Greece specifies the conditions of Greek Law 4335/2015 for the group financial support. The parent institution shall submit to the consolidating supervisor an application for authorisation of any proposed group financial support agreement proposed. Any proposed agreement that has been authorised by the competent authorities be submitted for approval to the shareholders of every group entity that proposes to enter into the agreement. The Board of Directors of each entity that is party to an agreement shall report each year to the shareholders on the performance of the agreement, and on the implementation of any decision taken pursuant to the agreement.

Lastly, it should be noted that Directive 2017/2399/EU amends Directive2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy. According to the abovementioned Directive Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with this Directive by 29 December 2018.

(7)  SE Europe includes the Group’s businesses in Cyprus and the Former Yugoslav Republic of Macedonia

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

On 4 December 2015, the European Commission approved NBG’s Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2017: 486).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including two voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 31 December 2017, the domestic FTEs were 9,818(8) (including NIC 10,598).

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017. For the year ended 31 December 2017 such costs amounted to €868 (9) million (including NIC 950 million).

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018. As of 31 December 2017 the ratio was 78.9%.

•                  Domestic non-banking activities: NBG will divest from certain domestic non-banking activities. More specifically, in June 2017, NBG entered into an agreement with EXIN to sell a 75.00% stake in NIC. However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the SPA entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank is considering various strategic options in relation to its investment in Ethniki Insurance and in line with its Restructuring Plan.

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities. More specifically, NBG has significantly reduced this portfolio, from €184 million as of 30 June 2013 to €17 million as of 31 December 2017.

•                  Disposal of Private Equity Funds (“Funds”): The disposal was completed on 30 September 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Sale of Finansbank: On 15 June 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the full repayment of the Contingently Convertible Securities (“CoCos”).

•                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. More specifically, in June 2017, the Bank completed the sale its 99.91% shareholding in UBB (Bulgaria) and its 100% shareholding in Interlease E.A.D. (Bulgaria) to KBC Bank (Belgium). In December 2017, the Bank completed the sale its 100.00% Serbian subsidiaries Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Bank Plc (Hungary). Additionally, in December 2016, NBG entered into a Share Purchase Agreement (“SPA”) for the sale of its subsidiary South African Bank of Athens Ltd (“S.A.B.A.”). Furthermore, in February 2018, NBG entered into SPAs for the sale of 100% in its subsidiary, Banka NBG Albania Sh.A. (“NBG Albania”) to American Bank of Investments SA (“ABI”). Closing of the above transactions is expected by the end of the second quarter of 2018 for S.A.B.A. and NBG

(8)  Excluding Ethniki Hellenic General Insurance S.A.

(9)  Excluding Ethniki Hellenic General Insurance S.A.

Albania, subject to customary regulatory and antitrust approvals. The Bank is in the process of divesting from remaining foreign operations, including from Cyprus, FYROM and Egypt. Additionally, although the Bank in July 2017, entered into SPAs for the sale of 99.28% of its Romanian subsidiary Banca Romaneasca S.A., on 19 March 2018, the Bank announced that the NBR rejected OTP’s application to acquire 99.28% of BROM as NBR’s approval of OTP, as the new shareholder of BROM, was a condition precedent for the closing of the transaction. However, the Bank is considering various strategic options in relation to its operations in Romania and in line with its Restructuring Plan

Other Commitments refer to the following:

•                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

•                  Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

•                  Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Impact from the first time adoption of International Financial Reporting Standard (IFRS) 9 on shareholders’ equity as of 1 January 2018

As of 1 January 2018, IFRS 9 “Financial Instruments” replaced International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for a) the classification and measurement of financial instruments, b) impairment of financial assets and c) hedge accounting.

The adoption of IFRS 9 on 1 January 2018, is expected to have a negative impact on the Group’s and the Bank’s shareholders’ equity by approximately €1.46 billion and €1.42 billion respectively, of which €1.22 billion and €1.18 billion respectively, due to changes in impairment requirements and €0.24 billion and €0.24 billion respectively, due to classification and measurement. No deferred tax asset shall be recognized by the Group and the Bank in regards with the IFRS 9 impact as of 1 January 2018.

By applying the regulatory transitional arrangements for 2018, the Group’s and Bank’s CET1 ratio as at 31 December 2017, are estimated to decrease by approximately 50bps at 16.5% and 16.3% respectively. On a fully loaded basis, as at 31 December 2017 the Group’s CET1 ratio is expected to decrease by approximately 350bps at 13.5%, while the Bank’s CET1 ratio is expected to decrease by approximately 380bps at 13.0%.

The above IFRS 9 impact estimates are based on the accounting policies, assumptions and judgments of the Group, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018. The final impact upon transition to IFRS 9 will be included in the 2018 Annual Financial Report. For more details, please also refer to Note 47.

2018 Stress Test

Since February 2018, the four Greek Systemic Banks are subject to a Stress Test Exercise carried out by the ECB in close collaboration with the Bank of Greece. The exercise is performed according to the methodology, scenarios and templates developed by the European Banking Authority (“EBA”). The 2018 Stress Test for the four Greek Banks is expected to be finalized by May 2018.

Events after the reporting period

Refer to “NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program” and to “Recent developments” regarding the sale of Banca Romaneasca and Ethniki Insurance.

Risk management

The Group acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceed 80% of its banking book loan exposures on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.

A principal source of interest rate risk exposure arises from the interest rate, over-the-counter (“OTC”) and exchange traded derivative transactions, as well as from the trading and available-for-sale (“AFS”) bond portfolios.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of, Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as for the hedging of equity risk arising from the Group’s cash positions and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts back-testing on a daily basis. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model. Any excess of the hypothetical / actual losses over the VaR estimate is reported to the authorities within five business days.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the risk factor category (interest rates, stock index prices, exchange rates).

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures, on a daily basis, ensuring that the Group’s liquidity risk profile stays within the approved levels.

In addition, top management receives a liquidity report, on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored. This ratio stood at 78.9% and 79.6% as of 31 December 2017, on a domestic (Greece) and on a Group level, respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, the rest of the Group’s subsidiaries maintain a liquidity buffer well above 10% of their total deposits, which ensures their funding self-sufficiency in case of a local crisis.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB and repurchase agreements (repos) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by high quality liquid assets, such as EFSF bonds, EU sovereign bonds, Greek government bonds and T-Bills, as well as by other assets, such as highly rated corporate loans and covered bonds issued by the Bank.

During 2017, the Bank’s liquidity profile was significantly improved. The Bank managed to fully eliminate dependence from the ELA mechanism and further decreased its reliance on ECB funding, reducing its total exposure to Eurosystem funding to the lowest levels since the beginning of the crisis. Specifically, on 31 December 2017, Eurosystem funding comprised exclusively of TLTROs and stood at €2.75 billion, a decrease of €9.6 billion compared to 31 December 2016. More specifically, ECB funding decreased by €4.0 billion, due to the exchange of EFSF bonds in the context of the short term debt relief measures for Greece. ELA funding decreased by €5.6 billion due to increase in customer deposits by €1.5 billion, at €38.8 billion as of 31 December 2017, the issue of a new covered bond and utilized own issuances, such as covered bonds and asset-backed securities (“ABS”), used for funding through repurchase agreements with financial institutions, in the amount of €1.8 billion. Further, the divestment of foreign subsidiaries, namely UBB, Interlease E.A.D and Vojvodjanska Banka further improved the Bank’s liquidity position in the amount of €0.9 billion. Moreover, deleveraging of loans portfolio continued during 2017, resulting in a negative net expansion of €1.0 billion (excluding €1.4 billion write-offs) and a commensurate decrease in the Bank’s funding needs.

Finally, the Bank’s liquidity buffer increased by €1.9 billion and stood at €11.7 billion on 31 December 2017, of which €0.9 billion was collateral eligible for funding with the ECB and €9.4 billion was collateral that could be posted in order to draw liquidity from ELA, while €0.1 billion was collateral that could be used for secured funding with FIs and the remaining €1.3 billion was either in the form of Cash or deposited in Nostro accounts and in NBG’s current account with the Bank of Greece as excess reserve.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The Group Market and Operational Risk Management Division (“GMORMD”) is responsible for setting these limits and monitoring the respective exposures.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over the counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing its transactions with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral, thus minimizing counterparty risk.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong way risk).

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmics (currently IBM) OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self-Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) in calculating the Group’s capital and capital adequacy ratios. As at 31 December 2017 and 31 December 2016, the Group DTAs, excluding the amount of the DTA that was classified as non-current assets held for sale, was €4.9 billion.

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the Group’ s regulatory capital.

EU Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 capital. This deduction is implemented gradually until 2019. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert DTAs arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on 29 March 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

Furthermore, Greek Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 18 May 2017 the Greek Law 4472/2017 was passed, which requires banks to pay an annual fee of 1.5% on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under Greek Law 4336/2015 retrospectively from 1 January 2015 (29%) and the tax rate applicable on 30 June 2015 (26%). The law is applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The charge recognised in 2017 is €17 million of which €9 million for 2016 and €8 million for the 2017 and is presented within net other income / (expense).

As at 31 December 2017 Group’s eligible DTAs amounted to €4.7 billion (31 December 2016: €4.8 billion). The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital should change, this may affect the Group’s capital base and consequently its capital ratios. As at 31 December 2017, 74.5% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	8	39	1	1	23
NBG Asset Management Mutual Funds S.A.	1	14	3	—	—
Ethniki Leasing S.A.	652	4	17	1	420
NBG Property Services S.A.	—	1	—	1	—
Pronomiouhos S.A. Genikon Apothikon Hellados	1	21	—	2	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	—	—	1	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	52	—	4	—	—
National Bank of Greece (Cyprus) Ltd	14	56	1	—	30
NBG Management Services Ltd	117	—	5	—	—
Stopanska Banka A.D.-Skopje	1	—	1	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	—	—	1	—	—
NBG International Ltd	—	14	—	—	—
NBG Finance Plc	—	55	—	—	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	457	37	2	1	379
Ethniki Hellenic General Insurance S.A.(Group)	51	348	17	13	3
Grand Hotel Summer Palace S.A.	—	2	—	—	—
NBG Training Center S.A.	—	—	—	—	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	—	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	1
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	3	—	—	—	—
NBG International Holdings B.V.	6	8	—	—	—
NBG Leasing IFN S.A.	5	—	—	—	—
Vojvodjanska Banka A.D. Novi Sad	—	—	2	—	—
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	—	282	—	—	—
NBG Finance (Sterling) Plc	—	114	—	—	—
NBG Bank Malta Ltd	119	157	3	2	82
Ethniki Factors S.A.	259	13	7	—	519
NBG Pangaea REIC	—	18	1	68	1.482
Banka NBG Albania Sh.a.	3	7	1	—	—

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
ARC Management One SRL (Special Purpose Entity)	—	—	—	—	—
ARC Management Two EAD (Special Purpose Entity)	—	—	—	—	—
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	50	3	2	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Bankteco EOOD	—	—	—	—	—
Total	1,799	1,232	69	89	2,939

For further details, see Note 41.

The external auditors

The Board of Directors’ Audit Committee reviews the independence of the external auditors (or “auditors”), as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors. In accordance with the requirements set by the Amended Relationship Framework Agreement(10), the Bank has to rotate its auditors every five years. In this context, the Board of Directors approved at the meeting held on 18 January 2017, PwC as the most appropriate audit firm for the audit of the Group for the year ending 31 December 2017, following the recommendation of the Audit Committee. The selection was based on the results of the tender process run by the Bank. The appointment of PwC was approved by the 2017 Annual General Meeting of the NBG Shareholders held on 30 June 2017.

Non - Financial Statement

Introduction

In accordance with the Articles 43a and 107a of the Company Law 2190/1920 (or Codified Law 2190/1920), as in force, the Bank provides a non-financial statement in its report aiming at the understanding of the development, performance, level and impact of the activities of the Bank and the Group. In the context of the aforementioned provisions, this non-financial statement includes the following sections:

A. Environmental Issues,

B. Social and labour issues,

C. Respect of human rights,

D. Combating bribery and issues related to corruption.

Within the scope of the requirement for the disclosure of non-financial information, the Bank took into account international practices and standards such as the Organization for Economic Co-operation and Development (“OECD”) Guidelines for Multinational Enterprises (2011).

A) Environmental Issues

The Bank, as a large banking group of the country, considering that sustainability issues are critical, both for the development of its activities and the decision making processes has already been voluntarily adjusting to internationally best practices. In particular, it has established and implements the Corporate Social Responsibility Policy of the Bank and the Group, the Environmental Policy, the Code of Ethics and the Corporate Governance Code, while it has developed since 2004 an Environmental Management System which is in conformity with the requirements of the international standard ISO 14001.

Environmental Management Policy and Corporate Social Responsibility Policy of the Bank and the Group

The Bank has appointed as Environmental and Social Management System Officer - ESMS Officer, the General Manager of Compliance and Corporate Governance of the Bank and the Group and Secretary of the Board and its Committees, while relevant duties were assigned at Group level by the appointment of ESMS Officers in the Group Companies. As a representative of the Management, the ESMS Officer is authorized and responsible for supervising and coordinating all necessary actions for the implementation of the Environmental Management and Corporate Social Responsibility System, for the monitoring of the implementation of the Environmental Management Policy and Corporate Social Responsibility Policy and for reporting all relevant Corporate Social Responsibility Policy (“CSR”) issues to the Board as well as for the submission of reports regarding the performance of this System. These policies and procedures are available on the web portal of the Bank, in the Section “Corporate Social Responsibility”, subsections “Corporate Social Responsibility Policy of the Bank and the Group”, “Environmental Policy Statement” and “Environmental Management System”.

(10)  As a result of recapitalizations in 2013 and 2015, the HFSF and the Bank entered to a revised Relationship Framework Agreement dated 3 December 2015 (the “Amended Relationship Framework Agreement”), which amended the initial Relationship Framework Agreement dated July 10, 2013 between the Bank and the HFSF (the “Relationship Framework Agreement”).

In the context of the Environmental Management System, the Bank’s total environmental impact was analysed and led to the formation of the following 5 key principles for NBG’s Action Program:

1. Conservation of natural resources and energy.

2. Rationalization of work-related travel and commuting.

3. Effective management of paper and solid waste.

4. Deployment of environmental standards in procurements.

5. Deployment of an environmental risk assessment policy in investment and credit processes.

Moreover, the Bank has been positively assessed for its social and environmental performance by independent analysts and as a result it has been a member of the FTSE4Good sustainability index since 2004. It has also published since 2007 through the independent non-profit Organization Carbon Disclosure Project, information about its strategy regarding the greenhouse effect and data on its water consumption and CO2 emissions.

In addition to this, the Bank organizes educational seminars for providing training and certifications on its staff dealing with CSR issues of the Units.

Finally, the Bank has been publishing since 2007 on an annual basis a CSR Report by applying the relevant Guidelines of GRI. From 2010 onwards the CSR Report of the Bank is annually certified by an independent Assurance Body and includes performance indicators (KPI’s) for Sustainable Development and Corporate Responsibility.

B) Social and labour issues

Corporate Social Responsibility of the Bank and the Group

As mentioned above, the Bank draws up an annual Corporate Social Responsibility Report, while it provides information under its evaluation by third parties and a variety of Rating Services regarding the corporate responsibility actions carried out. What shall be further noted is that the Bank in order to include the stakeholders (authorities, State, NGOs, media, employees, business people, suppliers, shareholders, investors, etc.) in the process of identifying, understanding and responding to CSR issues, applies the AA1000 Accountability Principles Standard (APS) 2008. The AA1000 APS and the Guidelines of GRI Standards, are the basis for the Bank’s CSR report.

Subsequently, the Bank proceeds in concrete actions aimed at meeting the needs and expectations of stakeholders in order to enhance cooperation with each group of stakeholders and address their key issues and expectations.

Moreover, the Bank has designed and implemented the Act4Greece Program which aims to support social protection, welfare and solidarity initiatives, social and business innovation and investment in human resources with an emphasis on humans, the environment and sustainable development. It also seeks to contribute to the effective management of financial resources allocated by natural and / or legal persons who wish to assist in the economic, social and environmental transformation of the Greek economy. In this context a special platform was developed on the Bank’s website (www.nbg.gr/act4greece).

Code of Ethics

As defined within the Code of Ethics of the Bank and the Group, the Bank constantly aims at ensuring equal treatment of all staff members. The bank:

•                  Has developed a meritocratic system for the assessment of performance, promotions and remuneration of the staff.

•                  Provides pleasant and safe working conditions, respecting the balance between work and personal life, and ensuring that equal opportunities are provided to employees.

•                  Believes in the constant improvement of the staff’s skills and holds significant training and educational programs for the staff’s professional development. Within this context, NBG covers the expenses of staff enabling their participation in training courses in Greece and abroad.

The Bank’s and the Group companies’ philosophy is founded on respect for each employee’s personality. The protection of human dignity is fundamental and, as a result, the Group constantly seeks to develop a harmonious working environment. To this effect, the Bank:

•                  Rejects any kind of social exclusion.

•                  Provides equal opportunities for promotion and professional career development regardless of gender, age, religion, nationality.

•                  Implements a meritocratic system to assess the performance, promotion and remuneration of staff.

•                  Designs and implements actions, development and incentive systems aiming at recruitment, selection and further leverage of human resources.

•                  Invests in the staff’s training through the use of modern methods as well as the staff’s development through a training plan tailored to the needs of each job position, so as to ensure that the full potential of employees is exploited and that they can adapt in a timely and smooth manner to the ever increasing requirements for new knowledge, skills and specializations in a rapidly changing business environment.

•                  Does not use any kind of forced labor.

•                  Does not accept any kind of offensive behavior against one’s personality (for example moral, sexual or other kind of harassment, intimidation, persecution and other) or unfair treatment due to nationality, race, gender, family status, religious or political views or physical disabilities.

Health and safety in the workplace remain a priority both for the Bank and the Group companies in order to ensure a safe working environment, enhance the quality of employees’ professional life, and prevent any associated risks.

Within this context, the Bank carries out regular controls to ensure the adequacy and appropriateness of existing health and safety standards in the workplace while it has also developed plans for handling emergencies.

The Code of Ethics is posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles). Furthermore, all of the Bank’s staff has been trained through a special e-learning program, regarding the content of the code.

C) Respect of human rights

Code of Ethics

The Code sets out clearly the rules that frame the actions of the staff and the Management. To this end, the Bank:

•                  Does not use any kind of forced labor.

•                  Does not accept any kind of offensive behavior against one’s personality (for example moral, sexual or other kind of harassment, intimidation, persecution and other) or unfair treatment due to nationality, race, gender, family status, religious or political views or physical disabilities.

•                  Rejects any kind of social exclusion.

The Code of Ethics is posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

The Bank also incorporates terms and corporate responsibility standards in tender notices and in agreements with its suppliers, as prescribed by the relevant EU directives on issues relating to environmental protection, respect of human / labor rights and child labor, health and safety at work, and social equality and solidarity.

The Bank and its Subsidiaries comply fully with the decisions prohibiting cooperation with countries, companies or persons who foster violence and terrorism.

National Bank of Greece received an internationally important distinction. The Bank was included in the group of 104 international companies, operating in various sectors, compiling the “Bloomberg Gender Equality Index 2018”. This Index measures gender equality with regard to intragroup statistics, companies’ policies for staff, external support and collaboration with society, and products and services that enhance gender equality and consciousness. The selection was made by Bloomberg itself. The Gender Equality Index 2018 covers 24 countries, having included for the first time companies based in Greece, Italy, Belgium, Chile, Ireland, Singapore and Taiwan.

D) Combating bribery and issues related to corruption

In Greece, bribery (either active or passive) is considered a criminal act and is punished according to the provisions of the Penal Code. Furthermore, bribery is one of the main offenses of Greek Law 3691/2008, regarding the prevention of money laundering and the combat of terrorism. Moreover, Greece has ratified/adopted the following Conventions:

•                  The Convention of the Organization for Economic Cooperation and Development (O.E.C.D.) on Combating Bribery of Foreign Public Officials in International Business Transactions (through Greek Law 2656/1998); and

•                  The Convention on Combating Bribery of Foreign Public Officials of the E.U. Member States (1997), (through Greek Law 2802/2000).

NBG Group’s fundamental values and principles governing its business activities strongly emphasize the importance of ensuring ethical conduct at all times, while NBG Group shows zero tolerance on corruption and bribery and it is of its high priorities to prevent and combat them. The Bank’s activities entail exposure to corruption and bribery phenomena, which if not appropriately and timely managed, they may present a significant risk for the Bank, and could adversely affect its financial results, with a serious impact on its reputation itself and its subsidiaries as well as to the further development of its activities while they could cause adverse effects on the interests of its clients, shareholders and employees.

In this context, preventive control mechanisms are applied so as to safeguard against any potential risk of bribery and corruption to which the Bank may be exposed in the course of its business/operations.

This approach is reflected in the Codes and Policies that the Bank has adopted, in the controls embedded within the procedures followed in the Bank’s day to day operations and in the monitoring and audit processes which are applied.

The Bank has in place internal controls and procedures which serve to mitigate potential risk and ensure that NBG is compliant with laws and regulations, which in the event of non-compliance could have a material effect on financial statements. The effective operation of these controls and procedures is independently monitored and audited by the Bank’s Internal Control System Units

(Compliance, Risk and Internal Audit), while the Audit Committee of the Bank’s Board of Directors and the Board of Directors are duly informed through reporting on internal controls by the Internal Control System Units.

Further, Management performs an annual assessment of the internal controls over financial reporting in order to provide reasonable assurance as regards the soundness of the financial statements preparation process.

Additionally, in accordance with particular requirements which the applicable regulatory framework imposes in this respect, external auditors review and assess the effectiveness of the Bank’s Internal Control System on a three-year basis.

A set of Codes and Policies which the Board of Directors has approved include several measures against the risk of bribery and corruption. Indicatively, such measures are incorporated in the NBG Group Code of Ethics, the Code of Ethics for Financial Professionals, the Anti-Fraud Policy, the Conflict of Interest Policy, the Anti-Bribery Policy and Policy on Donations, Sponsorships, Charity Contributions and other Actions which the Group has in place.

Furthermore, on process level, internal controls are in place for the timely prevention or detection of fraud risks. Such controls may include clearly defined approval / authorization levels, segregation of duties, IT embedded controls, access rights, reconciliation controls etc. Also, antifraud applications have been implemented in critical business areas (e.g. credit cards) for the identification of alleged transactions and in the Anti-fraud unit of the Internal Audit. Additionally, NBG has in place special Anti-Money Laundering software which is used to minimize such risk.

At a further level, the Whistleblowing Policy in force, provides for the existence of appropriate communication channels enabling the submission of whistle-blowers’ reports, both in case these may come from within the Bank as well as in case such are being submitted by third-parties.

The Board of Directors is committed to preventing bribery and corruption and promotes the establishment of a culture against them, according to which any form of bribery and corruption is non-acceptable, while it is responsible for approving the relevant Policies, as well as overseeing its implementation and periodic assessment. Additionally, updates and evaluations of the internal control system in general, as well as any material incidents identified are reported to the Bank’s Audit Committee and the Board of Directors.

Further, mandatory training programs on the NBG Group’s applicable Code of Ethics, which, focuses, among others, on bribery and corruption issues, are provided to all employees of the Bank, and all personnel has access to the internal e-communication network of the Bank (intranet), through which they are able to get prompt and full information on all key matters regarding NBG Group’s developments and operations, including internal communication announcements, internal circulars, policies that the Bank has in place etc.

No material cases or incidents have been reported up to date that relate to bribery and corruption issues.

With a view to the Bank’s full compliance with the current legal and regulatory framework, as well as international best practices and guidelines regarding the combating of corruption and bribery, and considering that these phenomena are very common in international business transactions and undermine the effective corporate governance of the companies, the Bank has adopted the following policies and codes:

NBG Group Code of Ethics

The Principles of the Code of Ethics are based on the fundamental values that the Bank follows in its business activities, taking into account the relevant provisions under the national, European and international legal and regulatory framework under which Management and all staff perform their duties with the purpose of the protection of the interests of employees, customers and shareholders, for the proper functioning of the financial environment, as well as for the enhancement of credibility, solvency and reputation of the Bank and the Group. The Code is available on the Bank’s website (www.nbg.gr). Through this publication, the Bank seeks to enhance its transparency as each person is able to acknowledge and assess the core values, principles and rules governing the operation of the Group.

Bank and Group Anti-bribery Policy

The Bank and Group Anti-Bribery Policy has been set according to the requirements of the legal framework for combating bribery as well as to the international best practices and guidelines of international organizations and bodies for preventing and combating financial crime (OECD, FATF, Wolfsberg Group, etc.).

The Policy applies to all members of the Board of Directors, senior executives, the employees of the Bank and the Group, and generally to any person working for the Group whether under a contract of employment or otherwise, and:

•                  Binds third parties who perform services for or on behalf of the Group

•                  Establishes specific principles and rules governing the Group’s activities for the prevention and combat of bribery

•                  Adopts procedures which discourage bribery and corruption practices, such as procedures on bribery risk assessment, handling of gifts and business hospitality, donations to political parties and charitable institutions, evaluation of third parties etc.

•                  Encourages confidential reporting of suspicions, through the appropriate communication channels, which ensures the protection of individuals and the appropriate investigation of the reported event.

Whistleblowing Policy for the Bank and the Group

The Bank has adopted the Whistleblowing Policy for the Bank and the Group through which procedures are established for the submission of confidential reports or comments by any party, either anonymously or not, regarding behaviors of the Bank and the Group’s executives, which raise doubts about irregular actions and accounting or auditing practices inconsistent with international practices and relevant provisions. The Policy complies with the provisions of Greek Law 4261 / 2014 regarding the internal procedures for violation complaints.

The Audit Committee of the Bank is responsible for the establishment and the continuous monitoring of the implementation of these procedures, which ensure confidentiality and the secrecy of reports or comments received.

Contact details for the submission of confidential reports are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Contact Information/ Contact Audit Committee).

Policy on Donations, Sponsorships, Charity Contributions and other Actions of the Group

The NBG Group has developed and implemented, since May 2016, Policy on Donations, Sponsorships, Charity Contributions and other Actions of the Group. This Policy aims at setting specific principles and rules for actions related to donations, sponsorships, charitable contributions, scholarships and other related activities in the context of this Policy, ensuring high level of ethics on donations, complying with the applicable legal and regulatory framework regarding actions that fall into the scope of this policy (e.g. transparency) as well as adopting procedures that promote transparency in NBG Group’s donations. According to the Policy, the NBG Group shall not undertake and / or participate in actions to support political organizations, parties or movements.

Furthermore, in accordance with international best practices related to donations, sponsorships and other related actions and in compliance with the provisions of Article 6 of Greek Law 4374/2016 regarding transparency in the relationships between banks and media companies and sponsored persons, the Bank discloses information on all payments made within the relevant fiscal year, to media companies and sponsored persons.

Anti-Fraud Policy

The Bank, like all credit institutions, is exposed to the risk of fraud and illegal activities of any type, which, if not addressed in a timely and effective manner, they could have negative effects on its business activities, financial condition, results of its activities and its prospects for success.

NBG Management, has among its highest priorities the prevention and combating of fraud as well as of any other irregular activity, and accounting and auditing practice inconsistent with international practices and applicable provisions, activities which are contrary to the fundamental Values and Principles governing the Bank and the Group’s business activities.

Through the Anti-Fraud Policy, and taking into account the obligations stemming from the institutional, legal and regulatory framework, at a national and international level, the Bank aims at:

•                  defining specific principles and rules for the prevention and combating of fraud and developing a single business conduct for its handling,

•                  raising awareness and vigilance of Group employees for the detection and avoidance of actions related to fraud,

•                  encouraging the submission of confidential reports on suspicions of fraud, through appropriate communication channels that ensure the protection of the persons and the proper investigation of the reported incident,

•                  developing systems, procedures and control mechanisms that help to promote prevention and combating of fraud.

Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals sets out the key ethical obligations and standards of conduct applying to persons who are involved in the procedures for the preparation, compilation and submission of financial statements and other financial disclosures of the Bank and the Group companies. Its main purposes are to promote ethical conduct, including the prevention of situations where there is actual or potential conflict of interests, to promote transparency and ethical conduct during the performance of Financial Professionals’ duties as well as to ensure compliance with the applicable regulatory framework, complete and accurate filing of financial statements and any other financial disclosures, timely submission of internal reports in the event of the Code’s breach and bind Financial Professionals to comply with the provisions hereof and the ethical rules underlying the regulatory framework applying to the Bank and/or the Group companies.

PREVENTION OF CONFLICTS OF INTEREST

The Bank and the Group Companies place emphasis and take the appropriate measures to handle cases that may cause or lead to conflict of interest within the context of the services they provide. With the purpose of preventing real or potential cases of conflict of interest, the Bank has developed the following policies:

•                  Conflict of Interest Policy for Senior Executives of the Bank to control and manage real or potential conflicts of interests between the Bank and the top/senior executive officers.

•                  Conflict of Interest Policy that sets out the framework for the prevention, detection and management of conflict of interest between the Bank and its customers, as well as among the customers themselves during the provision of investment and ancillary services.

•                  The Policy for Connected Borrowers of the Bank and the Group in Greece, which sets out the framework for the performance of transactions between the Bank, its subsidiaries and its staff.

POLICIES FOR MANAGING MONEY LAUNDERING AND TERRORIST FINANCING ISSUES

The Bank and the Group consider of primary importance the prevention and combating of money laundering and terrorist financing phenomena (hereinafter “AML / CFT”), through the use of their products and services. These acts are contrary to the fundamental values and principles governing the conduct of the business activity of the Group and lead or could lead to undesirable consequences, with a significant impact on the Bank’s reputation and on the Group’s companies as well as on the interests of its customers, shareholders and staff, and expose the Group to an unacceptable level of associated risks.

For this reason, and in compliance with applicable regulatory requirements for the prevention and combatting of AML / CFT issues, the Group has adopted the following policies:

•                  AML/CFT Policy, which incorporates the Acceptance Policy for New Customers.

•                  AML/CFT Policy on Cross-border correspondent banking relationships.

These policies ensure the compliance with the requirements of the Supervisory Authorities for combatting AML / CFT, prevent the imposition of criminal and/or administrative sanctions against the Bank and the Group companies due to their direct or indirect involvement in AML / CFT issues and ensure the Group’s reputation by taking timely and appropriate measures that will prevent the use of its services for AML/CFT issues. For the implementation of the above Policies, procedures regarding the approach based on the risk categorization of the customers and the relevant implementation of due diligence measures have been established and adopted.

It is worth noting that according to the national legal framework, corruption (active and passive) and specific cases of tax evasion have been included in Crime activities (“predicate offenses”). It should also be noted that specific enhanced due diligence procedures are applied to customers who fall into the category of “politically exposed persons”.

Presentation of NBG Corporate Social Responsibility Actions in 2017

In line with the Bank’s framework of operations as outlined above, below are presented the Corporate Social Responsibility Actions that NBG undertook and developed in 2017, responding to the challenges and expectations of all stakeholders.

Corporate Social Responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a key factor in generating sustainable growth for the Group, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its CSR commitments and strategy, NBG continued in 2017 its wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, further enhance the quality of its workforce, offer more efficient services to its customers, and contribute, in general, to the community.

Below are listed some of the key CSR actions carried out by the Bank:

•                  The Bank continued to take up initiatives within the context of supporting Small-Medium Enterprise’s (“SMEs”) and professionals (with turnover up to €2.5 million) given the adverse economic environment and the need to encourage their developing business activities. In particular, the Bank entered into the following agreements:

•            Agreement to increase further the overall amount of the COSME program (which now stands at €500,000,000), in view of the increased interest of businesses in the financing program. The loans provided via this program are 50% guaranteed by the EIF, and accordingly there are substantially reduced requirements for provision of collateral by the businesses seeking financing. New approvals for the year 2017 amounted to €34 million.

•            Agreement -at the end of 2017- with the European Investment Fund (EIF) for the sum of €40 million, earmarked for the financing of micro-enterprises via the EaSI Guarantee Instrument program as part of the EU initiative for employment and social innovation, with a view to enhancing employment and fostering the healthy development of micro-enterprises, particularly in the current economic climate. The EIF under the auspices of the EU will provide NBG with guarantee instruments, enabling microfinancing for micro-enterprises that otherwise would not be able to receive financing, or granting financing at reduced interest rates backed by the guarantees provided.

•            In addition, recognizing the dynamic and growth potential of the agricultural sector as a key pillar of the primary sector of the Greek economy, the Bank in recent years has applied an expanded action plan for the sector’s support and growth, using funding tools and solutions across the entire range of banking operations. In this context, NBG has been participating since 2017 in the initiative of the Ministry of Rural Development & Food promoting the distribution of the “Farmer’s Card” to farmers/livestock breeders. The said product offers to those entitled to financial support for agricultural activity a boost in liquidity at favorable terms, so as to be able to cover their operational needs. In addition, NBG continued in 2017 its Contract Farming financing program by which it finances farmers and livestock breeders who cooperate with selected agricultural product trading and processing companies for the production of products that are bought by the latter on the basis of sales agreements between both parties. As a result, the production and trading cycle of the buyers and farmers is upgraded, and both sides enjoy significant benefits (reduction of production cost, better planning of inventories). In the production period of 2017 more than 1,700 farmers enjoyed the benefits of the program.

•            Also, until the beginning of 2017, NBG provided liquidity, via ETEAN SA funding programs, to SMEs through participation in “Co-funded Schemes” that granted loans/credit at particularly low interest rates. In 2017, the new loans amounted to €1.5 million and concerned Action VII “TEPIX - Business Restarting” and Action VIII “TEPIX - Island Tourism Entrepreneurship”.

•                  With a view to optimizing the handling of loans that require special management and providing real support to Greek businesses and the economy in general, NBG set up a number of Corporate Special Assets Divisions. In collaboration with companies that are facing operational and financial problems and are having difficulty paying their dues, the said Divisions seek to formulate effective rescheduling and restructuring programs that help place the companies back on a sustainable trajectory. The Corporate Special Assets Divisions carry out assessment of the firms in question by considering various data such as the viability of the firms, their ability to service their debts, market conditions, competition, the sector of activity and so on. Thereafter, they propose loan rescheduling solutions to the firms in the framework of their financial and operational restructuring efforts. Backed by the operation of these new units, NBG is pursuing faster and more effective handling of its distressed debts/loans so as to remove obstacles to growth and development. Note that at 31 December 2017, the total balance of rescheduled customer dues handled by the Corporate Special Assets Division was circa €2.4 billion.

•                  With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and experience, 1,186 training sessions were carried out where attendance levels reached 24,065 participations (of which 7,697 concerned in-house training sessions, 942 were run by external providers, and 15,158 in-house e-learning courses and 268 e-learning courses run by external providers) equivalent to 220,186 training man-hours and a total investment of €4 million.

•                  In the context of the implementation of its Environmental Policy and Environmental Management Program, the Bank also carried out the following actions in 2017:

•            The development of processes/transactions with a view to reducing operating costs, rationalizing printing and saving natural resources (paper) was continued in 2017.

•            Recycling programs were implemented with the participation of employees. For example, 341 tonnes of paper, 3,939 kg of small and large batteries, and approximately 524 tonnes of electronic and electrical equipment were recycled. In addition, 1,795 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. All these recycling programs were implemented in cooperation with licensed contractors.

•            Aiming at environmental protection, the Bank launched its i-bank statements service whereby its customers receive electronic statements regarding their credit cards and mortgage or consumer loans and at the same time stop receiving printed statements. More than 118,000 statements have already been converted from printed to electronic format. Moreover, NBG’s i-bank delivery channels are being enriched on an ongoing basis with new services and more transactions enabling customers to carry out transactions 24/7 from home or with their mobile phone. Note that 293,000 new users were registered in 2017 for NBG’s Internet-Phone-Mobile Banking services.

•            In addition, the Bank launched in 2017 the following green banking products, which contribute to environmental protection:

•             “Green Loan”: a loan granted under favourable terms and conditions for financing the purchase and installation of energy-saving equipment.

•             “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

•             “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•             For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €373 million.

•                  In 2017, in spite of the particularly adverse economic climate, NBG -standing by its commitment to social support- continued its sponsorship program, with funds amounting to €11 million. In this context, NBG supported a wide range of corporate, social and cultural responsibility initiatives, both directly as a bank, and via its Cultural Foundation (“MIET”) and Historical Archives. The three key pillars of the “RESPONSIBILITY” CSR program are: Community - Culture - Environment. Specifically:

Community

•                  SOCIETY

•             Strengthening of actions to upgrade health services.

•             Development of social solidarity programs.

•             Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•             Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

•                  SCIENCE — RESEARCH — TRAINING

•             Sponsorship for scholarship programs for bachelor and master’s degrees in Greece and abroad.

•             Contribution to the enhancement of the education provided and support for educational programs.

•             Sponsorship for research programs, awards, and support for innovative ideas.

•             Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

•             Sponsorship for the publication of books and special editions.

•                  SPORTS

•             Continuation of multiannual sponsorship to sports organizations.

Cultural Heritage

•                  CULTURE — HISTORY —ART

•             Sponsoring the preservation and showcasing of the historical and cultural heritage.

•             Sponsoring the preservation and restoration of monuments, and sponsoring of archaeological excavations.

•             Sponsorship support for initiatives involving publications of cultural and historical interest.

•             Supporting actions and events that involve music and the performing arts.

•                  MISCELLANEOUS

•             Support for publications, conferences and other events dealing with investment and financial issues.

Environment

•                  Support for environmental training programs.

•                  Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

•                  Contribution to actions designed to support biodiversity.

•                  Support for the work of bodies that are involved in environmental preservation and sustainable development actions.

Awards and Distinctions

In recognition of its ongoing endeavour to serve the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2017, including:

•                  “Best Corporate Governance” award from CFI: For the second consecutive year, NBG was named “Best Corporate Governance - Greece” by Capital Finance International (“CFI.co”) that enjoys the support of international bodies and organizations such as the OECD, the European Bank for Reconstruction and Development (EBRD) and the United Nations Conference on Trade and Development (“UNCTAD”). NBG won the distinction on the basis of its corporate governance practices, following scrutiny by the CFI.co. The organization made a special mention of NBG’s healthy and effective corporate governance framework, which received excellent reviews.

•                  Trade Finance Award from the European Bank for Reconstruction and Development: NBG was awarded the distinction of the most successful Greek partner bank in 2016 for its participation in the EBRD Trade Facilitation Program for cross-border operations. The awards were given to the most active banks in the sphere of provision of Trade Finance services, at the Annual Meeting and Business Forum that took place in Cyprus on the 8-10 May 2017. This distinction serves as recognition of the fact that NBG actively supports the export orientation of Greek businesses, and especially their efforts to penetrate emerging markets, helping them to maintain a smooth and effective flow of the supply and funding chains.

•                  A prize for the TV spot for its “New Time Deposit 4=6” at the ERMIS AWARDS 2016: The TV spot for the “New Time Deposit 4=6” won the ERMIS SILVER prize at the ERMIS AWARDS 2016 organized annually by the Hellenic Association of Advertising & Communication Agencies. The spot was awarded the ERMIS SILVER prize in the category ERMIS AD - ADVERTISEMENT SPOTS - Banking/ Insurance & Finance Products/ Services. NBG was the only bank that won a prize in this category.

•                  Distinction for go4more program: NBG was awarded first prize for go4more, the leading total reward program in the category of Best Loyalty Programme of the Year/ Financial Services at the Loyalty Magazine Awards.

•                  Distinctions at the Facilities Management Awards 2017: For the construction of the new surgical wing at Evangelismos General Hospital, where the level of expenditure amounted to €30 million, plus the restoration of Angelos Sikelianos’ residence on the island of Lefkada, as museum, corresponding to a sponsorship of over €1.6 million.

•                  Also, NBG won the prizes listed below:

•                  Gold prize for the restoration of the building, where the Athens Stock Exchange was located, at Sofokleous St. 2, in the Assets category;

•                  Gold prize in the Innovative Application of Systems or Technology in FM category for the SAP PM Helpdesk software for integrated management of requests re proactive maintenance;

•                  Gold prize in the Innovative Application of Systems or Technology in FM category for the e-auctions platform; and

•                  Silver prize in the Operation category for the comprehensive maintenance plan for the Group’s premises including, besides the maintenance services, the ongoing upgrade of the necessary operation certificates subject to the applicable legislation.

•                  Platinum Award from the Corporate Responsibility (CR) Index: The Corporate Responsibility Institute, taking into consideration the initiatives implemented by NBG in respect of CSR, rewarded the Bank’s commitment to developing a business strategy focused on establishing a reciprocal relationship with the community, the environment, the workplace and the market.

•                  Award at the “Bravo Sustainability Awards 2017” for NBG: In the framework of its participation in the “Best Practices” category, NBG was assessed and won distinctions at the “Bravo Sustainability Awards 2017” in the following areas:

•                  “Governance”: For the initiative “NBG’s policies and methods to combat corruption”.

•                  “Society”: For “The construction of a New Surgical Wing at Evangelismos General Hospital” sponsorship program.

•                  “In Action”: For the initiative “act4Greece -The power of many in action”

•                  “Market”: For its “Customer Service Sector” initiative.

•                  “Best Corporate Governance Bank Greece 2018”: The Bank received the aforementioned title in the context of the “Corporate Excellence Awards of 2018”. Corporate Excellence Awards are handpicked by CV Magazine and are based on the comprehensive analysis of both qualitative and quantitative research.

•                  Silver Award for Corporate Governance Framework for the Private Enterprise sector: The Bank received this award in the context of the “Hellenic Responsible Business Awards” for its Corporate Governance Framework.

Dividends

There were no distributable funds available by the end of 2016. Therefore, the Annual Ordinary General Meeting of the Bank’s shareholders held on 30 June 2017 took no decision on dividend distribution.

Corporate Governance

Introduction

In accordance with article 43bb, para. 1 of Company Law 2190/1920, as amended, the Bank is obliged to include the Corporate Governance Statement, as a specific part of the annual Board of Directors’ Report. As per the said article, the Bank’s Corporate Governance Statement includes the following sections:

A.     NBG’s Corporate Governance Code (“CGC”);

B.     NBG’s Corporate Governance Practices;

C.     General Meeting of Shareholders and Shareholders’ rights;

D.     Board of Directors and other management, administrative and supervisory Bodies;

E.      Internal Control System and Management of Risks.

It is noted that additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EC, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of Shareholders.

NBG’S CORPORATE GOVERNANCE CODE

The Bank’s corporate governance framework is aligned with the requirements of Greek and European legislation and the rules of the Hellenic Capital Market Commission (“HCMC”) as incorporated in the Bank’s Articles of Association, the Corporate Governance Code and other internal regulations/charters. Additionally, the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee are applied, while finally, considering the fact that NBG remains registered with the U.S. Securities and Exchange Commission (“SEC”), the Bank is also subject to U.S. legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

In February 2006, the Bank’s Board of Directors adopted a directional framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board of Directors adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank’s obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank’s organizational structure. In 2015, an annual review and update of the Bank’s Corporate Governance Code took place and specifically it was amended in part in September 2015. The Bank’s Corporate Governance Code was further revised in March 2017, as deemed appropriate in compliance with the new provisions of Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, as well as the draft Joint ESMA and EBA Guidelines on the assessment of the suitability of members of the management body and key function holders under Directive 2013/36/EU and Directive 2014/65/EU. Furthermore, in June 2017, following the establishment of position of Observer Employee Representative on the Board of Directors of the Bank, the provisions of the Bank’s Corporate Governance Code were adjusted accordingly. The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Greek Company Law 2190/1920, as in force. Within the context of its Corporate Governance Code, and in accordance with its Articles of Association and applicable legislation, the authorities and responsibilities of the Bank’s management bodies are determined and the Board of Directors has delegated authorities to Bank’s executives in line with the applicable framework, while the Bank is in the process of updating a high level Chart of Authorities and Responsibilities of the Management.

In the context of the current Corporate Governance Code, the Board has in place a self-assessment system for its operation, as well as the operation of its Committees based on a methodology, which has been formed and approved by the Corporate Governance and Nominations Committee. Every three years, the assessment of the performance of the Board and its Committees, is carried out by an external advisor, the selection and monitoring of whom falls within the responsibilities of the aforementioned Board Committee. The assessment is carried out with the use of a methodology based on the best practices and includes interviews with the Board members and the use of detailed questionnaires, covering all the activities of the Board and its Committees.

The Corporate Governance Code can be viewed on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

NBG’S CORPORATE GOVERNANCE PRACTICES

In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

Directors’ Nomination Policy

The Bank has in place a detailed Directors’ Nomination Policy which is aligned with the provisions of the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter, and incorporates the provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), the Bank of Greece Executive Committee’s Act No. 22/12.7.2013 “Procedures (a) for the authorization of credit institutions in Greece and (b) for the acquisition of a holding in an existing credit institution — Prudential assessment of the liable persons”, as well as international best practices, while taking into account relevant guidelines of the European Banking Authority, while it also reaffirms the important role of the Board’s Corporate Governance and Nominations Committee (“CGNC”) and its Chairman in the selection of candidate members for the Bank’s Board.

The Directors’ Nomination Policy was lastly updated in August 2016, considering among others the process which the Bank followed in 2016 for recruitment and selection of Board Chairman and of Non-Executive Directors through publicly advertising relevant positions, both in Greece and abroad. Further, the revised Nominations Policy also includes the revised target Board profile in accordance with the eligibility criteria determined based on the latest amendments of Greek Law 3864/2010.

Finally, in May 2017, the final ECB guide to fit and proper assessments was released. Furthermore, in September 2017 the final Joint ESMA and EBA Guidelines on the assessment of the suitability of members of the management body and key function holders under Directive 2013/36/EU and Directive 2014/65/EU were released, which will enter into force on 30 June 2018. Moreover, in March 2018, the HFSF published its revised Guidelines on the Board of Directors’ selection and appointment process of Greek systemic banks. The Bank monitors developments in the applicable framework and relevant guidelines and best practices and proceeds to the actions deemed appropriate in order to ensure that the policies followed are in alignment with the each time applicable regulatory framework and relevant guidelines.

Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees. In April 2017, the said policy was updated and its scope was extended including also members of the Board of Directors and other related parties.

Reference of the Conflict of Interest Policy for Senior Executives on the Bank’s website: www.nbg.gr (section: Compliance Division).

Connected Borrowers

In accordance with the provisions of the Amended Relationship Framework Agreement with the HFSF and the commitments that the Bank is required to observe and which are monitored by the Monitoring Trustee, taking into account the current legal and regulatory framework, the Policy for Connected Borrowers of the Bank and the Group in Greece has been adopted.

The Policy aims to ensure that Connected Borrowers are not treated preferentially in comparison to non-Connected Borrowers, i.e. the same criteria as those stipulated by the relevant Credit Policies of the Bank shall apply for Connected Borrowers. The Policy establishes the basic rules applying in extending credits and in the treatment of forbearance and restructuring requests concerning loans of Connected Borrowers, while monitoring of appropriate implementation of the Policy is facilitated through special functionality that has been developed in the Bank’s system for this purpose.

Code of Ethics

The Code of Ethics has been formulated on the basis of the fundamental ethical values that the Bank applies in the course of its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of employees, clients and shareholders, ensure the proper operation of the Group, and maintain and enhance the reliability, solvency and reputation of the Bank and its Group. The Code of Ethics was updated in December 2015.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

Insurance Cover for members of the Board of Directors of the Group companies

In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, with respect to the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Directors, Executives and employees, and damages arising from fraud, including electronic fraud. During 2017 the Bank entered into a new insurance contract including increased coverage limits and improved contract wording and terms.

Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals aims at preventing situations where conflict of interest may arise where the interests of the covered persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the covered persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

Whistleblowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor’s Act 2577/09.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviours employed by the Bank’s and the Group’s executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations. The policy also covers the provisions of Greek Law 4261/2014.

The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

The Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Contact / Contact Audit Committee), provides the contact information for the submission of confidential reports.

Bank and Group Anti-Bribery Policy

The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank’s Labor Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

The Bank’s and the Group’s Remuneration Policy is aligned with the framework provided by Greek Law 4261/2014 (which transposed European Directive 2013/36/EUCRD IV) and the Bank of Greece Governor’s Act 2650/19.01.2012. Additionally, the Remuneration practices which the Bank follows are consistent with Greek Law 3864/2010 as in force and the Amended Relationship Framework Agreement between the Bank and the HFSF and the Bank’s obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer (“CEO”) as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor’s remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010.

The Bank monitors developments in the applicable framework, and in case there are further changes in the relevant EU framework or Bank of Greece Acts, following also the latest EBA Guidelines and EBA Opinion on the application of the principle of proportionality to the remuneration provisions in Directive 2013/36/EU (EBA-Op-2016-20) and communication which has taken place in this respect among EBA and the EU, the Remuneration Policy shall be further revisited and where deemed appropriate adjusted in accordance with developments in the applicable framework.

Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Diversity policy concerning Bank’s management, administrative and supervisory bodies

In accordance with Greek Law 4261/2014 which incorporated Directive 2013/36/EU into Greek legislation, institutions should engage a broad set of qualities and competencies when recruiting members to the Board of Directors and for that purpose shall put in place a policy promoting diversity on the Board of Directors.

Within this context, the Bank follows practices and policies that promote diversity both at the level of the Board of Directors, as well as at executive level, aiming at promoting a diverse pool of members of its supervisory and management bodies. In particular, the Bank aims at engaging a broad set of qualities and competencies when recruiting members of the Board and of its executive management, with a view to achieving a variety of views and experiences and to facilitating sound decision making. Collectively, there is a set of skills and expertise in place so as to contribute to the efficient operation of the Bank’s supervisory and management bodies, aiming at collective suitability of the said, while the Board of Directors shall collectively have the skills to present its views and influence the decision making process within the executive management body.

In particular, the Bank gives great emphasis on ensuring diversity of the Board of Directors and the executive Management including in terms of gender representation, age, nationality, and variety of educational background, experience and expertise.

As far as gender representation is concerned it shall indicatively be noted that until November 2016 the Board of Directors was chaired by a woman. Currently representation of women on the Board of Directors is at 33.33% (3 out of 9 of members of the Board of Directors are women), while three (3) out of the five (5) Board Committees are chaired by a woman. Further, at executive level, important senior executive positions are held by female Executives, like the positions of General Manager of Retail Banking and of Assistant General Manager of Marketing and Communications, while there are women in a number of important positions like Heads of Group Corporate Governance and Corporate Social Responsibility Division, Group Regulatory Supervision of Banking Activities Division, of Strategy Division, of Global Transactions Division, of Human Resources Strategy and so on. In terms of age, there is a range of different age groups both at the level of the Board of Directors and at executive level, namely the age of Board members varies and is mainly in the range of 50 to 70 years of age, except for one Director being over 70, while the age of Senior Executives also varies and is mainly in the range of 50 to 60.

The Board of Directors of the Bank has a multinational composition, including five different nationalities, with Greek, Swedish, U.S.A., Belgian and Norwegian Board members have international experience among others by previously being Board members or Senior Executives in a number of different countries, including in the United Kingdom, in the U.S., in Ireland, and Iceland.

Bank’s Directors and Senior Executives have a variety of educational backgrounds and work experience, including indicatively educational background in Economics, Business Administration, certifications and prior experience in Accounting, Audit and Risk, extensive Banking and Financial Services experience, legal background, commercial prior experience and experience in IT and in operations. In any case, the purpose is for the Bank to ensure that areas of knowledge and experience required in accordance with the Bank’s business activities are covered, while at the same time also being aligned with the provisions of the applicable legal and regulatory framework that applies, like for example in terms of specific eligibility criteria applying to Board members in accordance with Greek Law 3864/2010 as in force.

The competent Committee of the Bank’s Board of Directors responsible for establishing and monitoring the implementation of the Policies and procedures that the Bank has in place with regard to diversity, succession planning, selection, nomination and evaluation of Board members is the Corporate Governance and Nominations Committee.

Policy for the Annual Training of members of the Board of Directors and its Committees

The Bank has established, in 2017, a Policy for the Annual Training of members of the Board of Directors and its Committees, with the objective of assisting the Board of Directors in enhancing its performance by expanding its existing Directors’ relevant skill base and competencies. The Policy establishes the procedures for the formulation of the Annual Training Plan for members of the Bank’s Board of Directors and Board Committees which is developed taking into consideration the Board and its Committees’ educational needs, the Bank’s priorities and requirements and any existing learning and development programs, in accordance with current developments in the legal and regulatory framework as well as best practices in corporate governance.

Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility (“CSR”) Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions. Further, within 2016 the Bank revised its Sponsorship, Donations and other Charity Contributions Policy.

The CSR policy is posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

CORPORATE GOVERNANCE AWARDS

During 2017 and the first quarter of 2018 the Bank was awarded four times concerning its corporate governance arrangements. Specifically, during 2017 and the beginning of 2018 the Bank received the following awards:

A.            Awarded “Best Corporate Governance Greece 2017” by Capital Finance International Following its nomination by third parties based on published and widely available data and information, NBG participated in the evaluation of its internal corporate governance arrangements, and received the award “Best Corporate Governance —Greece 2017” from international organization

Capital Finance International (“CFI”), while receiving excellent reviews from CFI, with particular reference made to the sound and effective compliance and corporate governance framework it has adopted.

B.            The Bank received the “Bravo Governance 2017” Award in the context of the “Bravo Sustainability Awards 2017”, for the Anti - Corruption framework it has adopted. Bravo Sustainability Awards are organized by the QualityNet Foundation, the Network of Responsible Organizations and Active Citizens, in collaboration with the Sustainable Greece 2020 Initiative.

C.            The Bank has been given the title “Best Corporate Governance Bank Greece 2018” in the context of the “Corporate Excellence Awards of 2018”. Corporate Excellence Awards are handpicked by CV Magazine and are based purely on the comprehensive analysis of both qualitative and quantitative research.

D.            Awarded Silver Award for its Corporate Governance Framework among Private Enterprises Sector in the context of the “Hellenic Responsible Business Awards”.

GENERAL MEETING OF SHAREHOLDERS AND SHAREHOLDERS’ RIGHTS

Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders, its key responsibilities and authorities as well as the Shareholders’ rights, taking into consideration especially the provisions of Company Law 2190/1920, Greek Law 3864/2010 and the Relationship Framework Agreement between the Bank and the HFSF. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

General Meeting of Shareholders functioning and responsibilities

The General Meeting is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the General Meeting. Shareholders may be represented at the General Meeting by other, duly authorised persons, in line with the applicable provisions of law. Each share entitles the holder to one vote as stipulated by law. The Bank ensures the equal treatment of Shareholders who are in the same position.

The General Meeting is the sole corporate body vested with authority to decide on:

•                  amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

•                  election of the members of the Board and the auditors;

•                  approval of the Group and the Bank’s annual financial report;

•                  appropriation of the annual profits;

•                  merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

•                  appointment of liquidators; and

•                  any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

•                  capital increases by Board resolution pursuant to paragraphs 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

•                  amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

•                  the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

•                  the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

•                  the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior General Meeting authorisation.

The General Meeting decides on all Board proposals included in the agenda. It is convened by the Board, or as otherwise provided for by law, regularly at least once each year, at the latest until the tenth (10th) calendar day of the ninth month following the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The General Meeting may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a General Meeting within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request. Furthermore, the representative of the HFSF to the Board has the right to convene the General Meeting. In line with para.4 of article 7 of Greek Law 3864/2010, as amended by Greek Law 4340/2015 and 4346/2015, the minimum time limits for the calling of the General Assembly is seven days and the deadline for the convocation of the General Meeting that will decide the share capital increase for the issuance of common shares, convertible bonds or other financial instruments, is ten (10) calendar days. The deadline for the convocation of every repeat or adjourned is reduced to the one third (1/3) of the deadlines stipulated in Company Law

2190/1920, as in force. The previous subparagraph is applied in every General Meeting convened in the context of Greek Law 3864/2010 or related thereto.

The Annual General Meeting reviews and approves the annual financial report. The Annual General Meeting elects at least one auditor and one substitute auditor, as specifically provided for under par. 1 of Article 33 of the Articles of Association. Following approval of the annual financial report, the Annual General Meeting, by special voting, by roll call and as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors. Discharge is invalid in the cases provided for under Article 22a of the Company Law 2190/1920. Entitled to participate in the voting process on the discharge are the members of the Board as well as Shareholders - Bank employees only by shares, of which they are holders or as other Shareholders’ representatives, provided that they have received relevant authorization that includes express and specific voting directions.

The annual financial report is available to Shareholders ten (10) days prior to the Annual General Meeting, and in accordance with applicable regulatory framework shall incorporate: a) the Certifications of the Board of Directors, b) Board of Directors’ Report, c) Supplementary Report, d) Independent Auditor’s Report, e) the financial statements and the notes thereto, f), Summary Financial Data, g) the annual report for the distribution of capital of the financial year it concerns, provided that the distribution has not been finalized or that it was finalized during the second semester, and was drawn from a share capital increase in the form of cash or upon issuance of a bond loan, following the references made in the relevant Prospectus of the issuance and h) reference to the website where the annual financial statements, the Auditor’s Reports, as well as the Board of Directors’ Reports of the consolidated non-listed companies that represent cumulatively an amount higher that 5% of the consolidated turnover or the consolidated assets or the consolidated results after the deduction of the corresponding part concerning minority shareholders are published.

With the exception of repeated General Meetings and General Meetings deemed similar thereto, the General Meeting shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the General Meeting is held.

The invitation to the General Meeting, including the information provided for by law from time to time, including inter alia the place where the General Meeting is to be held, i.e. the premises along with the exact address, the date and time thereof, the items on the agenda, clearly specified, and the shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by legally authorized proxy or even by distance participation, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations. In addition, the Bank, at its own discretion and without being under relevant obligation by law, is also entitled to publish specific invitation to the General Meeting in other media as well. In that case, the publication must be carried out 20 full days before.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, as on the record date stipulated in Article 28a.4 of the Company Law 2190/1920, and timely and duly complying with the formalities of Article 28a of the Company Law 2190/1920 and the relevant invitation to the General Meeting and of article 7 of Greek Law 3864/2010 in case of a General Meeting that decides the share capital increase for the issuance of common shares, convertible bonds or other financial instruments as well as every General Meeting convened the context of Greek Law 3864/2010 or related thereto.

The HFSF exercises its voting right in the General Meeting as stipulated in article 7a of Greek Law 3864/2010 and the Relationship Framework Agreement between the Bank and the HFSF.

The procedure and deadline for submitting the legalization documents of proxies and representatives of the Shareholders are set out in par. 1 to 3 of Article 28a of the Company Law 2190/1920. In particular, shareholder status should be confirmed (e.g. via written certification from HELEX) at the latest by the third (3rd) day prior to the General Meeting. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the General Meeting subject to permission thereof. Shareholders that are legal entities may participate in the General Meeting by up to three (3) representatives each.

Upon relevant decision of the Board, the shareholders may participate in the General Meeting by electronic means without attending the Meeting in person at the place where it is held. In addition, following relevant decision of the Board the shareholders may vote at the General Meeting by distance voting, either by exercising their voting rights by electronic means or by mail, as per the applicable provisions of law.

Twenty-four (24) hours before each General Meeting, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. As of the date the invitation to the General Meeting is published until the day the General Meeting is held, the Bank is required to have the information provided under article 27 par. 3 of the Company Law displayed on its corporate website, and to inform the Shareholders through its website of the way the relevant material can be provided in case access to such information via the internet is impossible due to technical reasons. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the General Meeting and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the General Meeting. Should s/he be unable to attend the General Meeting, s/he will be replaced by her/his substitute as per par. 2 of Article 21 of the Articles of Association or by the CEO. Should such substitute be also unable to attend, the General Meeting will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the General Meeting promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The General Meeting forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the General Meeting must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the General Meeting forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided the repeat General Meeting takes place at least (10) full days after the cancelled General Meeting.

Exceptionally, with respect to resolutions concerning:

a)             a change in corporate nationality;

b)             a change in corporate activities;

c)              an increase in Shareholder liability;

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)              a decrease in share capital, unless carried out in accordance with par. 6 of Article 16 of the Company Law 2190/1920;

f)               a change in the profit appropriation method;

g)              a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                 in any other case provided for by law.

The General Meeting forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided that the repeat General Meeting takes place at least (10) full days after the cancelled General Meeting.

Resolutions are adopted by absolute majority of the votes represented at the General Meeting. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the General Meeting.

Specifically for the resolutions for the share capital increase mentioned in para. 2 of article 7 of Greek Law 3864/2010, including the resolutions for the issuance contingently convertible bonds or other convertible financial instruments, are taken by the General Meeting, representing at least 1/5 of the paid-up share capital and with absolute majority of the votes represented in the General Meeting. If this is not the case, para. 2 of article 29 of Company Law 2190/1920 is applied.

Minority Rights

The shareholders’ rights of minority are in accordance with the applicable provisions of the Company Law 2190/1920 as amended and also with the relevant Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary General Meeting setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board shall add to the agenda of the General Meeting that has been convoked additional items, provided the respective request is submitted to the Board at least 15 days prior to the said General Meeting and meets the requirements of Article 31 par.2 of the Articles of Association.

By request of shareholders representing 1/20 of the paid-up share capital, the Board shall, pursuant to article 27 par.3 of the Company Law 2190/1920, provide shareholders at least 6 days prior to the date of the General Meeting draft resolutions on the items included in the initial or the revised agenda, provided the respective request has been submitted to the Board at least 7 days prior to the date of the General Meeting. The Board is under no obligation to take any of these steps if the content of the respective request by shareholders clearly infringes the law and decent conduct. Specifically for the General Meetings convened in accordance with article 7 of Greek Law 3864/2010, the 6 and 7 days that are stipulated above, are reduced to 3 and 4 days respectively.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the General Meeting shall postpone, only once, decision-making by the General Meeting, whether it is annual or extraordinary, for a new General Meeting to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement. Specifically for the General Meetings convened in accordance with article 7 of Greek Law 3864/2010, the above 30 days are reduced to 3 days.

The General Meeting held following such postponement, being a continuation of the previous General Meeting, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Company Law 2190/1920.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the General Meeting agenda shall be by roll-call.

At the request of any Shareholder filed to the Bank at least five (5) full days before the date of the General Meeting, the Board provides the General Meeting with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Specifically for the General Meetings convened in accordance with article 7 of Greek Law 3864/2010, the above 5 days are reduced to 3 days. The Board may provide a single answer to shareholders’ requests that are of similar content. No such obligation to provide information applies in the event that the said information is already available on the company’s website, particularly in the form of questions and answers. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the General Meeting, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the General Meeting, the Board shall provide the General Meeting with information on the current status of corporate affairs and assets. Given the fact that the deadline of at least five (5) full days before the General Meeting of para. 4 of article 39 of Company Law 2190/1920 is applied, especially for the General Meetings convened in accordance with para.7 of Greek Law 3864/2010 the above deadline of three (3) days will be applicable. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

In the cases of subparagraph 5 of par. 6, and of subparagraph 2 of par. 7 of Article 39 of the Bank’s Articles of Association, any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

Under all circumstances, when requesting shareholders exercise their rights as above, they are required to produce proof of their shareholder capacity and number of shares. A certificate to this effect from the organization where the relevant securities are held or verification of shareholder status through direct electronic link-up between the records held by such organization and the Bank may also serve as such proof.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of General Meeting resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

Shareholders requesting an audit as above shall provide the court with proof of ownership of the shares entitling them to the audit request.

Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual General Meeting, as required by article 4 of Greek Law 3556/2007, as in force, which is part of the Bank’s Annual Board of Directors’ Report.

BOARD OF DIRECTORS AND OTHER MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

Board of Directors of the Bank

The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

The Board’s tasks, key responsibilities and authorities are set out in Greek Company Law 2190/1920, Greek Law 4261/2014, EU Regulation 468/2014, Greek Law 3016/2002, Greek Law 3864/2010, as in force, and the Relationship Framework Agreement between the Bank and the HFSF and in the Bank’s Articles of Association and in the Corporate Governance Code which are available on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles.

Appointment of Directors and Operation of the Board

The members of the Board of Directors are elected by the Bank’s General Meeting of the Shareholders for a term that cannot exceed three years and ends at the ordinary General Meeting of the Shareholders of the year in which such term expires. All members can be re-elected. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of nine (9) up to a maximum of 15 members and must always be an odd number) and its independent members.

An HFSF Representative also participates in the Bank’s Board of Directors, in line with Greek Law 3864/2010, as in force. In accordance with the Amended Relationship Framework Agreement between the Bank and the HFSF, signed in December 2015, the HFSF is also entitled to the appointment of an observer (HFSF Observer-without voting right) to the Board of Directors of the Bank.

Furthermore, until 22 July 2016, pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan Greek Law 3723/2008, the Hellenic Republic had the right to participate in the Board through the appointment of a representative as the Bank no longer benefits from any support under the Hellenic Republic’s Bank Support Plan, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and the representation of the Hellenic Republic on the Bank’s Board of Directors has been ceased.

Moreover, in June 2017, an Employees’ representative was appointed as Observer in the Board of Directors with all rights of a board member except voting rights. The Observer Employee Representative has consultation rights on the Human Resources and Remuneration Committee agenda, monthly access to the Chair of the Human Resources and Remuneration Committee to discuss proposals or matters of concern and the right to address the Human Resources and Remuneration Committee on request.

The Board of Directors’ members can be removed at any time by the General Meeting. In the event that a member ceases to participate in the Board of Directors, due to resignation, disease or having forfeited their office for whatever reason, and in case its replacement by deputy members, that have potentially been elected by the General Meeting is impossible, the rest of the members may either provisionally elect another member to cover the unoccupied seat for the period of time that remains until the replaced member’s term of office ends, or may continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall remain within the range prescribed by the applicable framework and the Bank’s by laws. In the event that a new Director is provisionally elected, the election shall be valid for the remaining term of office of the Director replaced and is announced by the Board of Directors at the immediately following General Meeting, which may replace the Directors even if no relevant item is included on the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairman(en) and Deputy Chief Executive Officer(s). The Bank constantly monitors developments internationally in the field of corporate governance and aims to adopt best practices and continuously updates its corporate governance framework, in which context, as well as in accordance with the current regulatory framework, and best practices in corporate governance, the Bank distinguishes the role of the Chairman from that of the Chief Executive Officer.

The Board of Directors is constituted into a body at its first meeting following each election of Directors by the General Meeting, as well as under any circumstances when the Chairman’s or the Chief Executive Officer’s post is vacated for whatever reason. Until the Board of Directors elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

The Board of Directors convenes as prescribed by Greek legislation, the Bank’s Articles of Association and the Corporate Governance Code, as well as according to the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation sent by the Board of Directors Secretary to the Board members at least three (3) business days before the meeting. The invitation must clearly specify the items on the agenda, otherwise decisions cannot be reached unless all members of the Board of Directors’ are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman upon request by two (2) members, within seven (7) days from the submission of the written request, which should clearly specify the agenda of the Board meeting requested or (c) by the Chairman upon request of the HFSF representative within seven (7) days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two (2) members or the HFSF representative within the above deadline or does not include in the invitation all proposed items on the agenda, then the two (2) members or the HFSF representative respectively are able to convene the Board within five (5) days from expiry of the above deadline of seven (7) days. The invitation shall be notified to all Board of Directors members and to the HFSF observer.

Any member may request the Chairman to include one or more items on the agenda of the next Board of Directors’ meeting. Two (2) or more members may require that the Chairman to include one or more items on the agenda of the next Board meeting. The HFSF representative also has the right to include items on the agenda and, to that end, must send to the Chairman of the Board of Directors in writing, the proposed/additional items at least two (2) business days prior to the date of the Board meeting. The Chairman of the Board of Directors must include those items on the agenda of the scheduled Board of Directors’ meeting.

The Board of Directors forms a quorum and validly deliberates when one half plus one of the Board of Directors are present or represented, but under no circumstances may the number of Directors present be less than five (5). The Articles of Association describe in detail the requirements of Directors’ representations for valid resolutions adoption.

In the context of further enhancing the efficient operation of the Board of Directors, in mid-2016 the Bank proceeded with the implementation of a special Board Secretariat system to further support operation of the Board of Directors. A new upgraded Board Secretariat System was installed in February 2018. The use of this system has enhanced procedures for providing Board of Directors members with appropriate information and notifications, accessing remotely the Board and Board Committees’ material and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed by the Board of Directors and its Committees.

Responsibilities of the Board of Directors

Among other matters, the Board of Directors is responsible for:

•                  reviewing and approving the strategic direction of the Bank and the Group, including the business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•                  reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•                  acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•                  establishing Branches, Agencies, and Representation Offices in Greece and abroad;

•                  establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•                  approving the Bank’s internal labour regulations;

•                  nominating General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank’s responsible bodies;

•                  reviewing and approving the Group and the Bank’s annual and interim financial report;

•                  issuing Bonds of any type, with the exception of those for which the Bank’s General Meeting is exclusively responsible in accordance with the Greek law;

•                  approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

•                  approving the Bank’s and the Group’s Corporate Social Responsibility (“CSR”) Policy; and

•                  approving and reviewing the Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources and Remuneration Committee of the Board.

Moreover, pursuant to article 10 of Greek Law 3864/2010 (the “the HFSF Law”), both as in force, as well as according to the Amended Relationship Framework Agreement entered into with the HFSF, the representative of the HFSF may, inter alia, veto the decision making process of the Board of Directors in relation to dividend allocation and remuneration of the Chairman of the Board of Directors and Board members, the Chief Executive Officer, the Deputy Chief Executive Officers as well as the General Managers and their substitutes.

The Bank’s Board of Directors is supported by five Board Committees, which have been established and operate for this purpose, namely the Strategy Committee, the Board Risk Committee, the Audit Committee, the Corporate Governance and Nominations Committee, and the Human Resources and Remuneration Committee, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Directors Nomination

The nomination procedure and the qualification criteria for Directors (excluding the HFSF Representative) are subject to specific rules that are set out by Greek Laws 4261/2014, 3016/2002, 3864/2010, as in force, the Executive Committee Act No 22/12.7.2013 of the Bank of Greece, the EU Regulation 468/2014, the Amended Relationship Framework Agreement between the Bank and the HFSF, the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee fulfils such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in respect of economic, business and policy issues, so as to insure the required approval of the supervisory authorities in national and European level.

According to para. 1(b) of Article 9 of the Bank’s Articles of Association, the General Meeting of the Shareholders is the sole corporate body vested with the authority to elect of the members of the Board of Directors and their substitutes, as well as to determine the independent non-executive members. Exceptionally, according to the provisions of para. 3 of Article 18 of the Bank’s Articles of Association and para. 7 article 18 of Company Law 2190/1920 on Companies Limited by Shares, in the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board of Directors and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be within the range prescribed by the applicable framework (currently at least nine).

Moreover, according to Company Law 2190/1920 on Companies Limited by Shares, each shareholder can propose to the General Meeting of the shareholders one candidate for Board of Directors membership and this right (to propose one candidate to the General Meeting of the shareholders), is also given to the Board of Directors. To this end, according to the Bank’s Corporate Governance Code, the Board of Directors, assisted by the Board of Directors’ Corporate Governance and Nominations Committee (“CGNC”), proposes to the General Meeting candidate Directors on the basis of the Nominations Policy which requires them to meet the “fit and proper” criteria and not have any systematic conflict of interest with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

Following the election of the new members of the Board of Directors by the General Meeting of the Shareholders, the Board of Directors in its first meeting elects its Chairman and the Chief Executive Officer who manages the Bank, by absolute majority among its members. According to the Bank’s Corporate Governance Code, the Bank distinguishes the role of the Chairman of the Board and the role of the Chief Executive Officer. Moreover, the Board of Directors has the authority to elect Vice Chairman(men) and Deputy Chief Executive Officer(s).

In selecting and proposing to the General Meeting of the Shareholders potential members of the Board of Directors, or in appointing new members in replacement of members who for whatever reason cease to be on the Board of Directors, the Board of Directors shall endeavour to propose candidates who meet the fit and proper requirements, as set out in the applicable framework, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board of Directors as a collective body presents especially the following basic profile:

•                  has in-depth knowledge of the financial industry, counting among its members individuals who are serving or have served in the past in leadership positions in financial institutions; The Board shall have the appropriate mix and experience in financial services or commercial banking and adequate time to provide effective oversight of a Group that offers a diverse range of financial services and operates on an international scale. Some of its members have significant long time experience in financial management, accounting, and risk and capital management and control. Board members must also be aware of the legal and regulatory requirements of the banking industry;

•                  possesses significant business and professional experience counting among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board of Directors is called to decide;

•                  has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

•                  has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

•                  has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

•                  ensures, as far as possible, an adequate representation of the two genders.

The Bank’s Corporate Governance Code, as well as the Directors’ Nomination policy describe specific suitability criteria that shall be met by candidates as regards professional competencies that are incompatible with the position of Board member at the Bank, criteria concerning independence of non-executive members, participation of candidates on other boards, as well as other cases that are incompatible with the position of Board member. All the above aim to ensure the best composition for the Board of Directors.

Finally, following the new provisions of the HFSF Law, the Bank has proceeded in the Amended Relationship Framework Agreement between the Bank and the HFSF, the amendment of internal rules, as for example the Bank’s Corporate Governance Code.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

According to the Bank’s Corporate Governance Code, the Board of Directors has a self-assessment system to evaluate the effectiveness of its work and that of its Committees, based on a methodology formulated and approved by the Corporate Governance and Nominations Committee.

In alignment with the Amended Relationship Framework Agreement between the Bank and the HFSF, the Policy and Procedures for the annual evaluation of the Board of Directors has been revised, in May 2016. This Policy sets out the procedures for the evaluation of the Board of Directors and Board Committees collective performance as well as for the evaluation of the members of the Board of Directors on an individual basis.

The Board of Directors and its Committees carried out their self-assessment concerning year 2017, as well as the performance assessment of the Board members on an individual basis, according to the provisions of the abovementioned Policy, through relevant questionnaires that include questions addressing the Bank’s priorities, the applicable regulatory framework and best practices in corporate governance, and also with the use of the new Board of Directors secretariat Software. The said questionnaires have been completed by the members of the Board of Directors. The results of the self- assessment of the Board of Directors and its Committees are processed by the competent Board Committee, i.e. the Corporate Governance and Nominations Committee of the Board and the Chairman of the Board.

In addition, during 2017 the HFSF performed its own evaluation of the Board of Directors, in collaboration with independent consultants and in accordance with Art. 10 of Greek Law 3864/2010 as amended and currently in force. In particular, as prescribed by Art. 10 of Greek Law 3864/2010 as in force, the HFSF, with the assistance of an independent consultant of international reputation and established experience and expertise, shall evaluate the Bank’s corporate governance arrangements of credit institutions with which the HFSF has signed an Amended Relationship Framework Agreement. Specifically, Art. 10 of Greek Law 3864/2010 states that the evaluation involves the size, organization, structure, and allocation of tasks and responsibilities within the Board of Directors and its Committees in view of the business needs of the credit institutions, while the evaluation also extends to the individual members of the boards and the committees concerned.

The results of HFSF evaluation of the Board of Directors have been reviewed and discussed at the level of the Board of Directors by the competent Board Committee, being the Corporate Governance and Nominations Committee of the Board and the Bank has proceeded to corrective action which has been closely monitored.

Board Committees have proceeded with updating their Annual Work Program and revising their Charters, while further Board Committees have developed Action Plan Tables which are closely monitored on a regular basis and which include information on further actions with which each Committee shall be proceeding in the coming period, and the timeline for each action, while Board Committees are monitoring developments taking place and revising the said documents with a view to ensuring that each Committee workings remain relevant and aligned with the requirements applying in each case. Further, emphasis has been placed on the Committees receiving regular briefings on the area of competence of each, like for example in the case of the Board Risk Committee, which now operates having a dual role and specific competence over Non-Performing Loans/Exposures (NPLs/NPEs), which receives special reports on NPLs and NPEs on a monthly basis.

Directors Remuneration

The Board of Directors formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting. This proposal is formulated in line with the current regulatory framework and the relevant undertakings of the Bank to the Monitoring Trustee and in line with the Bank’s Remuneration Policy (the “Remuneration Policy”), the regulation of the Human Resources and Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board of Directors, while at the same time promoting effectiveness of the Board of Directors’ operations. The remuneration of the Board’s Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer(s) are determined by non-executive members of the Board of Directors.

According to Article 10 of Greek Law 3864/2010, as in force, the representative of the HFSF can, inter alia, exercise his/her veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officers and other Board members, the General Managers and their deputies. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. For NBG, which received a capital injection from HFSF in 2015, the remuneration cap will be re-evaluated in line with the European Commission Banking Communication of 1 August 2013, point 38 and shall be prolonged until the end of the restructuring period. According to the HFSF Law as in force, it is prohibited for the Bank to award variable remuneration (bonuses) to the Chair of the Board, the Chief Executive Officer and other Board members or General Managers and their deputies, while the Bank participates in recapitalization programs. With regards to executive members of the Board, the Bank has adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives’ remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance, while being aligned with the applicable framework. During 2017, no variable remuneration was granted to the Chairman and the executive members of the Board of Directors, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

On 30 June 2017, following the proposal by the Board of Directors after relevant recommendation of the Board’s Human Resources and Remuneration Committee and Corporate Governance and Nominations Committee, the Annual General Meeting of the Shareholders approved the remuneration of the members of the Board of Directors of the Bank for the fiscal year 2016, according to para. 2 of Article 24 of Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and the non-executive members of the Board of Directors until the Annual General Meeting of 2018. Additionally, the Annual General Meeting approved for the fiscal year 2016, the remuneration of the members of the Board of Directors for their participation at the Bank’s Audit Committee, the Corporate Governance and Nominations Committee, the Human Resources and Remuneration Committee, the Board Risk Committee and the Strategy Committee, and determined their remuneration until the Annual General Meeting of 2018, as per the relevant regulatory framework.

Continuous Education and Training of Directors

The Bank offers new Board members an introductory informative program, which includes a one-day induction program, covering among others issues concerning the Bank’s corporate governance and organisational arrangements and including meetings with key executives of Bank. As part of the one-day induction program, new Directors are informed about governance, compliance, key developments at Group level, matters concerning internal audit, finance and accounting. Further, upon their appointment, new Board members are provided with detailed material that includes a manual prescribing basic rights and obligations of Board members in accordance with applicable legislation, the Bank’s key policies, as well as all other relevant documents concerning for example obligations of the Bank deriving from the Amended Relationship Framework Agreement with the HFSF and the Commitments which are monitored by the Monitoring Trustee. Further, there are briefings of the Board by Bank’s competent executives on matters with which Directors shall familiarise themselves, for example concerning developments in the applicable corporate governance framework, on risk related issues, on issues concerning non-performing exposures, while also external trainings can take place as may be deemed appropriate, for example the training of the Board members on Cyber Security, Financial Crime and the Macroeconomic Environment as well as the training of the Audit Committee members which was carried out by the Bank’s external auditors specifically on the upcoming changes in the financial reporting standards as per IFRS 9.

Board of Directors — Structure

Pursuant to Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF participates in the Board of Directors through the appointment of a representative. Ms Panagiota Iplixian was appointed on 30 March 2017 as the new Representative of the HFSF on the Board of Directors, in replacement of Mr. Panagiotis Leftheris who had been previously appointed as Representative of the HFSF on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation. The HFSF representative is entitled to participate in the Board Committees and committees which do not solely comprise executive members, and has the rights and authorities prescribed by Greek Law 3864/2010 as in force and the Relationship Framework Agreement between the National Bank of Greece and the HFSF.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with a view to ensuring compliance of the Bank with the aforesaid commitments. The Monitoring Trustee participates as an observer in meetings of the Board of Directors and certain Board/Executive Committees and has full access to any of the Bank’s records including board minutes. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments. The Monitoring Trustee also has access to all the relevant files and records and is entitled to interview credit analysts and risk officers. The Monitoring Trustee attends Board and Board Committee meetings as an observer.

Moreover, in June 2017, an Employees’ representative was appointed as Observer in the Board of Directors with all rights of a board member except voting rights. The Observer Employee Representative has consultation rights on the Human Resources and Remuneration Committee agenda, monthly access to the Chair of the Human Resources and Remuneration Committee to discuss proposals or matters of concern and the right to address the Human Resources and Remuneration Committee on request.

The current Board of Directors, whose term expires in 2018, re-constituted into a body at the meeting of the Board of Directors on 27 December 2017.

The following changes took place during, 2017 and the first quarter 2018:

•                  On 28 February 2018, Mr Petros Sabatacakis submitted his resignation as independent non — executive member of the Board of Directors.

•                  On 31 January 2018, during the Board of Directors session, the stepping down of Mr. Mike Aynsley from the position of independent non-executive Board member was announced.

•                  On 27 December 2017, at the meeting of the Board of Directors, Mr. Panayotis (Takis) Aristidis Thomopoulos submitted his resignation from the position of non-executive member and Chair of the Bank’s Board of Directors. By decision of the Bank’s Board of Directors during its session taking place the same day, the Board resolved upon its reconstitution into a body and upon the appointment of Mr. Costas Michaelides as new non-executive Chair of the Board.

•                  On 1 November 2017, the Board of Directors elected Mr. Costas Michaelides as new non-executive member and Vice-Chair of the Board of Directors.

•                  On 19 June 2017, the non-executive member of the Board of Directors, Mr. Spyros Lorentziadis, informed the Board of Directors about his resignation, which came into force on 30 June 2017.

•                  On 7 June 2017, at the meeting of the Board of Directors, Mr. S. Koukos submitted his resignation from a non-executive member, and henceforth participates in the Board of Directors as Observer, Representative of the Employees of the Bank.

•                  On 30 March 2017, Ms Panagiota Iplixian was appointed as the new Representative of the HFSF on the Board of Directors, in replacement of Mr. Panagiotis Leftheris.

The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Start of Term	End of Term	Profession/ Main Expertise, Experience
Costas Michaelides	Chair (Non-executive Member)	27 December 2017	2018	Chair of the Board
Executive members
Leonidas E. Fragkiadakis	Chief Executive Officer	19 June 2015	2018	Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer
Paul Mylonas	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer
Non-executive members

Eva Cederbalk	Member	27 December 2016	2018	Banking Experience
Independent non-executive members

Claude Piret	Member	2 November 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force. Risk experience/Financial Services
Haris Makkas	Member	28 July 2016	2018	Economist / Financial Services
Marianne Økland	Member	29 June 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force Financial Services / Shipping
Representative of the HFSF (Greek Law 3864/2010)
Panagiota Iplixian	Member	30 March 2017	2018	Economist

Board and Board Committees’ Secretary
Panagiotis A. Dasmanoglou		28 January 2014	2018	General Manager-Group Chief Compliance and Corporate Governance Officer

During 2017 the Board of Directors convened 23 times in total.

During 2017 the Bank’s Board Committees convened 51 times in total.

33.33% (3 out of 9) of the Board Members are women.

A budget exists for the Board.

Directors’ short CVs have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

Board Committees

Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee members are remunerated annually for their participation in each Committee.

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Greek Law 3693/2008 (article 37), Greek Law 4449/2017 (article 44) and the Sarbanes-Oxley Act (“SOX”).

The members of the Committee are elected by the General Meeting of Shareholders upon recommendation of the Corporate Governance and Nominations Committee to the Board Chair. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of five non-executive Directors, two of whom are independent and one of whom is the HFSF representative at the Board of Directors. The Committee’s members are appointed for one year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

During 2017, the Audit Committee convened thirteen times. During the course of the year, the Group the Annual Audit Plan for 2018 and Preliminary Audit Plans for 2019 and 2020 was presented to the Committee, as well as the Annual Report of the AML/CFT Officer for the prevention and suppression of money laundering and financing of terrorism. In June 2017, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries, in compliance with SOX. In March 2017 the Audit Committee charter was revised. Furthermore, the Committee reviewed the quarterly and annual financial statements of the Bank and the Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit and Compliance Divisions, and assessed the adequacy of the Internal Control System in line with Bank of Greece Governor’s Act No. 2577/2006. The Committee among others, has been trained on the latest developments in international accounting and auditing requirements while has been extensively informed about on the progress of the IFRS 9 Project, made recommendations to the Board regarding the appointment of the Bank’s external auditors for the annual and semi-annual Financial Statements for the year ended 2017. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the Public Company Accounting Oversight Board principles as well as the SOX controls process.

The Committee is comprised of the following members:

Audit Committee
Temporary Chair	Costas Michaelides
Vice-Chair	Claude Piret
Member	Marianne Økland
Member	Eva Cederbalk
Member	Panagiota Iplixian (HFSF representative)

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee (“HRRC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

The Committee solely consists of non-executive members of the Board, which are at least three in number, in their majority (including the Chairman) are independent Board members, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the HFSF representative at the Board of Directors. The Committee composition includes members possessing experience in the financial sector, while at least one member possesses significant expertise, skills and professional experience in risk management and audit activities, in order to be able to contribute to the alignment of remuneration with the risk and capital profile of the Bank.

The members and Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance and Nominations Committee. The Committee members shall be selected on the basis of their competence and experience.

The Committee convenes at least three times a year and keeps minutes of its meetings.

In 2017, the HRRC convened twelve times. During the year, the HRRC dealt with the contracts, promotions and appointments of General Managers and Assistant General Managers of the Bank while it was thoroughly briefed on the implementation of the Performance Management System (“PMS”). The Committee was informed concerning the NBG Voluntary Exit Incentive Scheme and the amendment of the organization chart. In June 2017, the Human Resources and Remuneration Committee Charter was revised.

The Committee is comprised of the following members:

Human Resources and Remuneration Committee
Chair	Marianne Økland
Member	Claude Piret
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)

Detailed information on the responsibilities, composition and modus operandi of the HRRC are included in the charter of the HRRC posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee (“CGNC”) was established by Board decision (meeting no. 1259/ 5.5.2005). The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members, in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the HFSF representative at the Board of Directors. They are appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

In 2017, the CGNC convened twelve times. During the year, in April 2017 following CGNC submission to the Board the Corporate Governance and Nominations Committee Charter was revised. The Committee was also informed about latest developments, global trends and other compliance issues in the Corporate Governance framework. Furthermore the Committee recommended new candidate members to the Board of Directors, reviewed the Nominations Policy, and the composition of the Board of Directors in accordance with the existing legal and regulatory framework, especially with Greek laws 3016/2002, 4261/2014, 3864/2010 as in force and the Relationship Framework Agreement between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance. The Committee is comprised of the following members:

Corporate Governance and Nominations Committee
Chair	Marianne Økland
Vice-Chair	Claude Piret
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)

Detailed information on the responsibilities, composition and modus operandi of the CGNC are included in the CGNC’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Board Risk Committee

The Board Risk Committee (“BRC”) was established by Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006. The Committee has two roles, namely it operates a) as the Board Risk Management Committee and b) as the Board Committee Responsible for Non-Performing Loans/Exposures (NPLs/NPEs) as prescribed by Art. 10 par. 8 of Greek Law 3864/2010, as in force.

The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

During 2017, the Committee convened twelve times. During the year, in January 2017 following BRC submission to the Board the Board Risk Committee Charter was revised while it shall be noted that the Committee has a dual role, having specific competence also over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating also as the Bank’s special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010, as in force.

In 2017, the Committee was informed and consulted in detail on a regular basis on Risk issues as well as on IFRS9 project process. In addition, the Committee extensively concerned on issues related to NPL/NPEs, particularly based on reports of systemic measurements of their effectiveness and efficiency. Furthermore the committee approved Policies related to the proper internal operations of the group. On February 2017, the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process 2016 and the Internal Liquidity Adequacy Assessment Process 2016, while the committee approved on a quarterly basis the Report to the Bank of Greece on the Management of Loans in Arrears and Non-Performing Loans, as per Bank of Greece Act 42.

Since 19 December 2013, the Committee has been composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the HFSF representative at the Board of Directors. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance and Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member as an expert should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

The Committee is comprised of the following members:

Board Risk Committee
Chair	Claude Piret
Vice-Chair	Marianne Økland
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)

Detailed information on the responsibilities, composition and modus operandi of the BRC are included in the Charter of the BRC (which was last approved by the Board on 19 January 2017) available on the Bank’s website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

Strategy Committee was established by Board decision (meeting no. 1387/ 29.9.2009). The Committee supports the executive Board members in developing the Group’s strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group’s strategy by the Group’s management team. The Committee is composed of seven members, of which three are independent non-executive Board members and one member is the HFSF representative at the Board of Directors. The Chief Executive Officer participates ex officio as a member in the Committee.

The Committee members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nominations Committee to this effect. The Committee members shall be selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely.

In 2017, two Strategy Committee meetings and a Board of Directors Strategy day meeting took place. During the year, the Committee was involved in matters such as strategic restructuring and decisions concerning NBG Group companies. Furthermore, the Committee was involved in matters of international strategic challenges in the banking sector, pension schemes as well as on Group divestments and other future designing and project planning actions. The Committee collaborated with other committees where deemed appropriate in the context of its responsibilities.

The Committee is comprised of the following members:

Strategy Committee
Chair	Eva Cederbalk
Vice Chair	Haris Makkas
Member	Costas Michaelides
Member	Leonidas Fragkiadakis
Member	Marianne Økland
Member	Claude Piret
Member	Panagiota Iplixian (HFSF representative)

Detailed information on the responsibilities, composition and modus operandi of the Strategy Committee are included in the Strategy Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Attendance of each member of the Board and the Board Committees’ meetings (times) in 2017 and respective compensation

The table below sets out the attendance of each member of the Board and the Board Committees’ meetings in 2017 as well as the respective compensation. Additionally, as a result of the relationship with the Bank, in 2017, the Chair, the Executive members and the Non-executive members of the Board, received compensation, as follows:

Name	Board	Audit Committee	Board Risk Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation for participation to the Board of Directors and Committees (in €)	Gross Annual Remuneration for Dependent Employment for year (in €)
Chair (Non-Executive member)
Costas Michaelides(1)	3	—	—	—	—	—	4,666.67	2,442.19
Panayotis (Takis) Aristidis Thomopoulos(2)	23	—	—	—	—	2	—	255,132.28
Executive members
Leonidas Fragkiadakis	23	—	—	—	—	2	—	300,256.38
Dimitrios Dimopoulos	19	—	—	—	—	—	—	280,245.78
Paul Mylonas	23	—	—	—	—	—	—	280,245.45

Non-Executive members
Stavros A. Koukos*	11	—	—	—	—	—	—	30,996.36
Spyros Lorentziadis(3)	12	7	6	—	—	1	30,000.12	—
Eva Cederbalk(4)	21	6	—	—	—	1	39,083.38	—
Independent Non-Executive members
Petros Sabatacakis(5)	20	11	—	10	10	2	70,000.32	—
Haris Makkas	23	—	12	12	12	2	70,000.32	—
Mike Aynsley(6)	21	12	11	11	11	2	100,000.00	—
Marianne Økland	23	13	12	12	12	2	90,000.00	—
Claude Piret(7)	23	13	12	12	12	2	100,000.32	—

Name	Board	Audit Committee	Board Risk Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation for participation to the Board of Directors and Committees (in €)	Gross Annual Remuneration for Dependent Employment for year (in €)
HFSF Representative
Panagiotis Leftheris(8)	3	3	3	3	3		20,000.10	—
Panagiota Iplixian(9)	20	10	9	9	9	2	60,000.30	—

(1) On 1 November 2017, the Board of Directors elected Mr. Costas Michaelides as new non-executive member and Vice-Chair of the Board of Directors, while on 27 December 2017, at the meeting of the Board of Directors, Mr. Costas Michaelides was appointed as new non-executive Chair of the Board. Mr. Costas Michaelides was appointed as Temporary Chair of the Audit Committee and member of the Strategy Committee at the Board of Directors meeting held on 31 January 2018.

(2) Mr. Panayotis (Takis) Aristidis Thomopoulos was Chair of the Strategy Committee until 26 October 2017 and member of the Strategy Committee until 27 December 2017 when he submitted his resignation from the position of non-executive member and Chair of the Board of Directors.

(3) Mr. Spyros Lorentziadis submitted his resignation as member of the Audit Committee, member of the Strategy Committee and member of the Risk Committee on 30 June 2017.

(4) Mrs. Eva Cederbalk was appointed as member of the Audit Committee at the Board of Directors meeting held on 30 June 2017. In addition Mrs. Cederbalk was appointed as Chair of the Strategy Committee at the Board of Directors meeting held on 26 October 2017.

(5) Mr. Petros Sabatacakis was Vice Chair of the Audit Committee until 31 January 2018 and member of the Audit Committee until 28 February 2018, when Mr. Sabatacakis submitted his resignation as independent non-executive member of the Board of Directors and as member of the Audit Committee, member of the Human Resources and Remuneration Committee, member of the CGNC and member of the Strategy Committee.

(6) Mr. Mike Aynsley was Chair of the Risk Committee, Vice — Chair of the Human Resources and Remuneration Committee, member of the CGNC, member of the Strategy Committee and member of the Audit Committee until 31 January 2018.

(7) Mr. Claude Piret was Chair of the Audit Committee until 31 January 2018. At the same day Mr Piret was appointed Chair of the Risk Committee and Vice Chair of the Audit Committee.

(8) Mr. Panagiotis Leftheris was member of the Risk Committee, member of the Audit Committee, member of the Strategy Committee, member of the CGNC and member of the HRRC until 30 March 2017.

(9) On 30 March 2017, Ms. Panagiota Iplixian was appointed as the new Representative of the HFSF on the Board of Directors in replacement of Mr. Panagiotis Leftheris. At the same date, Mrs. Iplixian was appointed as a member at the Risk Committee, member of the Audit Committee, member of the Strategy Committee, member of the CGNC and member of the HRRC.

* Mr. Koukos has renounced remuneration as member of the Board of Directors.

It is noted that, according to the decision of the General Meeting of 30 June 2017 the Chair of the Board of Directors and executives of the Bank do not receive remuneration as members of the Board of Directors and their remuneration is incorporated in their annual gross remuneration.

Additional to the above, certain of the above members received early termination payment of total €182,740.94.

In 2017, the above individuals did not receive any additional compensation (bonus).

The General Manager of Legal Services, Mr. Georgios Triantafillakis, participates at the Board of Directors, without voting right.

Ordinary Shares Owned by the Board of Directors

Name	Activities	31 December 2017 Number of Ordinary Shares
Costas Michaelides	Member of the Board of Directors (Chair)	—
Leonidas Fragkiadakis	Member of the Board of Directors (Chief Executive Officer)	170,705
Dimitrios Dimopoulos	Member of the Board of Directors (Deputy Chief Executive Officer)	35,222
Paul Mylonas	Member of the Board of Directors (Deputy Chief Executive Officer)	33,416
Marianne Økland	Member of the Board of Directors	—
Claude Piret	Member of the Board of Directors	—
Haris Makkas	Member of the Board of Directors	—
Eva Cederbalk	Member of the Board of Directors	—
Panagiota Iplixian	Member of the Board of Directors	—
Total		239,343

Management, administrative and supervisory bodies of the Bank- Executive Committees

According to the Bank’s Management, the following Executive Committees are included in the supervisory, management and administrative bodies of the Bank: 1) the Senior Executive Committee, 2) the ALCO, 3) the Executive Credit Committee, 4) the Disclosure and Transparency Committee, 5) the Provisions and Write-Off Committee, 6) the Crisis Management Committee, 7) the Compliance and Reputational Risk Committee. The committees are composed of executive Board members, General Managers and Deputy General Managers of the Bank.

Senior Executive Committee

The Senior Executive Committee was established in 2004 and operates via specific Charter. It is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank’s business plan, as well as approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

In April 2015, it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council while as formally determined by means of Internal Act in 2016 the Committee also has the authority to decide on matters falling within the authority of the Compliance and Reputational Risk Committee, whenever deemed necessary by the Chairman or Deputy Chairman of the Compliance and Reputational Risk Committee.

The Committee is comprised of the following members:

Senior Executive Committee
Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group Chief Financial Officer (“CFO”)
Member	Nikos Christodoulou	General Manager, Group Chief Operating Officer (“COO”)
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member without voting rights	Panos Dasmanoglou	General Manager- Group Chief Compliance and Corporate Governance Officer
Member without voting rights	Georgios Triantafillakis	General Manager of Legal Services

The Committee is convened by its Chairman and meets regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

At the invitation of its Chairman, it is possible for General Managers as well as other Bank executives to attend the meetings of the Senior Executive Committee, the presence of which is deemed necessary. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

The Committee members do not receive any remuneration for their participation in the Committee.

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank.

The Committee is comprised of the following members:

Asset and Liability Committee (ALCO)
Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member	Vasileios Kavalos	Assistant General Manager — Group Treasurer

The Committee convenes regularly once a month or extraordinarily, at the invitation of its Chairman.

At the invitation of its Chairman, it is possible for other executives of the Bank and the Group to attend its meetings.

The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits.

The Committee is comprised of the following members:

Executive Credit Committee
Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Dimitrios Kapotopoulos*	General Manager of Corporate Banking
Member	Ioannis Vagionitis	General Manager of Group Risk Management Chief Risk Officer

* In the case of meetings where issues regarding corporate special assets are discussed, Mr. Constantinos Vossikas, General Manager of Corporate Special Assets, participates in the Committee.

The Committee convenes regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

The General Manager of Legal Services is invited and attends the meetings of the Committee.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, especially those included in the informative documents submitted to SEC, monitoring and submission of proposals for the improvement of the procedures carried out for the collection, assessment and timely disclosure of information required by the relevant legal framework, and generally for compliance with the legal and regulatory framework concerning the obligations for accurate and timely disclosure of information.

The Committee is comprised of the following members:

Disclosure and Transparency Committee
Chairman	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Nikos Christodoulou	General Manager, Group COO
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Panos Dasmanoglou	General Manager - Group Chief Compliance and Corporate Governance Officer
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member	Georgios Kaloritis	General Manager, Group Chief Audit Executive
Member	—	Assistant General Manager Group Finance*
Member	Vasileios Kavalos	Assistant General Manager—Group Treasurer

*Mr Nikos Voutychtis was Assistant General Manager of Group Finance and member of the Committee until 12 February 2016 when he resigned from the Bank.

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

The Chairman can invite other executives of the Bank and Group to attend if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Offs Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of NBG Group claims of any nature, which are considered by the Committee to be liable of a loss in value in accordance with the relevant “Provisions and Write Offs Policy” of NBG Group.

The Committee is comprised of the following members:

Provisions and Write Offs Committee
Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO

The Committee is convened at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Crisis Management Committee

The Crisis Management Committee was established in 2012 and is the supreme executive body with responsibilities over the Business Continuity Plan (“BCP”). The Committee acts upon every sudden and unforeseen change of conditions (relating to operational, business, environmental and personnel issues etc.), which can lead to a crisis that may have strategic impact consequences, and aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank. Specifically, it is in charge of informing, mobilizing and coordinating the Bank’s relevant units, taking into account the nature, extent and the size of the crisis; and solving problems that require immediate attention.

The Committee is comprised of the following members:

Crisis Management Committee
Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Nikos Christodoulou	General Manager, Group COO
Member	Panos Dasmanoglou	General Manager- Group Chief Compliance and Corporate Governance Officer
Member	Georgios Kaloritis	General Manager, Group Chief Audit Executive
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioannis Vagionitis	General Manager of NBG Group Risk Management, Chief Risk Officer
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Stylianos Dionysopoulos	Head of Group Security Division

The Committee is convened as deemed necessary at the invitation of its Chairman.

At the invitation of its Chairman and depending on the issues discussed, it is possible for General Managers, Assistant General Managers, the General BCP Coordinator as well as other Bank executives, the presence of which is deemed necessary, to attend the meetings of the Committee.

The Committee members do not receive any remuneration for their participation in the Committee.

Compliance and Reputational Risk Committee

The Compliance and Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank’s and the Group’s controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders. It shall be noted that in accordance with internal Management Act, the Senior Executive Committee has competence to also discuss on issues under the competence of the Compliance and Reputational Risk Committee.

The Committee is comprised of the following members:

Compliance and Reputational Risk Committee
Chairman	Leonidas Fragkiadakis	CEO
Deputy Chair and Member	Panos Dasmanoglou	General Manager - Group Chief Compliance and Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Nikos Christodoulou	General Manager, Group COO
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications

The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

MAIN FEATURES OF THE INTERNAL CONTROL SYSTEM AND MANAGEMENT OF RISKS

Objectives of the Internal Control System

Aiming to safeguard the reputation and credibility of the Bank and the Group towards its shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement, at Group level, of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following key objectives:

•                  Consistent implementation of the Group business strategy through the efficient use of available resources;

•                  Identification and management of all undertaken risks, including the operational risk;

•                  Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

•                  Compliance with the local and international institutional framework (e.g. Greek Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and code of ethics;

•                  Adoption of international Corporate Governance best practices; and

•                  Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

In the context of reviewing the corporate strategy and the main business risks, the Board of Directors, with the support of its Committees, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. Management is responsible for the design and implementation of adequate controls and procedures, relevant to the range, risks and nature of the activities undertaken by the Group Units, for assessing any I.C.S.’s deficiencies and for undertaking the necessary corrective actions.

Risk Management Framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the ECB, the Bank of Greece and the Hellenic Capital Markets Commission (“HCMC”), including any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of constituents. In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing risk management across the Group. All risk management units report to the NBG GRCAD and to the NBG GMORMD, which are supervised by the Chief Risk Officer. In addition, an independent Model Validation Unit has been established reporting directly to the Group CRO. A separate compliance function, the Group Compliance and Corporate Governance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations. The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework, acting as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — Note 4).

Regulatory Compliance and Corporate Governance

Within the context of appropriately incorporating the applicable Greek and EU legal and regulatory framework and best practices into the Group’s operation, Compliance and Corporate Governance Functions, oversee all compliance matters, in line with the applicable Greek and EU regulatory framework and supervisory authorities’ decisions, as well as all Corporate Governance and Shareholder activities. In particular, the Compliance and Corporate Governance Functions include distinct Divisions under the supervision of the Group Chief Compliance and Corporate Governance, having competence over Corporate Governance, Corporate Social Responsibility Compliance, Anti-Money Laundering/Counter-Terrorist Financing (“AML/CFT”). The Compliance and Corporate Governance Functions continuously monitor developments in the applicable framework and best practices, each in their field of responsibility, and provide guidelines and support to the Bank Units and the Group Entities, while they monitor implementation of the applicable provisions. In that context, Compliance Function in 2017 continued to focus on the establishment of an adequate and effective compliance environment, in order to safeguard the reputation and credibility of the Bank and the Group against all stakeholders, including shareholders, customers, Supervisory and other Authorities.

In order to comply with the regulatory framework in force, the Bank has set up policies and procedures. The monitored areas include among others Corporate Governance, AML/CFT, Tax and other Public Authorities requests, Consumer Protection, Banking secrecy, Personal Data Protection etc.

Given the particular emphasis which the Group places in ensuring constant enhancement of corporate governance arrangements and practices applied, during 2017, the Group Corporate Governance and CSR Division focused on adjustment of the Bank to the new legal and regulatory framework.

Group Corporate Governance and CSR Division supported the Board and its Committees throughout the process of Corporate Governance evaluation that took place in 2017 by the HFSF, as well as in the revision of Board Committee Charters to incorporate developments of the applicable framework. In addition, in order to fully align with the current technology as well upgrading and strengthening the Board’s activities, the Group Corporate Governance and CSR Division assisted in the implementation of the replacement of the existing software system of secretarial support of the Board, with a new specialized Board of Directors Secretariat Software.

Moreover, in the context of further enhancement of the Director’s Induction and ongoing training and development, Group Corporate Governance and CSR Division, has developed an introductory informative program for the new Board members, covering among others issues concerning the Bank’s Corporate Governance and organizational arrangements. Furthermore, in May 2017, Group Corporate Governance and CSR Division, was involved in the drafting of a Policy on the annual training of members of the Board and its Committees which prescribes the main procedures concerning the development of the annual training plan, the training budget, the organization of the Board educational programs and the attendance of the Board in trainings.

With the aim to further enhance NBG Internal Control System, as well as to prevent and manage potential conflicts of interest between the Bank and its Senior Management and Directors, Group Corporate Governance and CSR Division, proceed with the revision of the existing “Policy for avoiding Conflicts of Interest for Senior Executives of NBG” and the drafting of the new “Policy for avoiding Conflicts of Interest for Board Members, Senior Executives and other Related Parties of NBG”.

The Group Corporate Governance and CSR Division also proceeded with informing the Board Corporate Governance and Nominations Committee and the Board Risk Committee in developments in the regulatory framework, while it also briefed the Audit Committee on related parties’ transactions.

Additionally, Group Compliance and Corporate Governance Functions also provided support to the competent Divisions of the Bank and proceeded to actions regarding changes in policies and procedures related to market abuse legislation, disclosures of participations in the share capital of the Bank, compliance with EU and national legislation to reform statutory audit and implementation of the non—financial information disclosure in the management report.

In the context of constant adjustment to developments in the surrounding environment and striving to further strengthen the Group corporate social responsibility framework, during 2017, incorporation of international standards in the field of social and environmental management at Group level has already been initiated.

Concerning Non-Performing Loans/Exposures (“NPLs/NPEs”), it shall be especially noted that in recent years there has been development of new legislative framework and issuance of regulatory provisions set by the Bank of Greece and regarding NPL/NPE management. Moreover, specific Key Performance Indicators (“KPIs”) were determined by the SSM and are monitored regularly that must be met by NBG for the reduction of NPEs over the next three years. Aiming to achieve the Bank’s compliance with the new regulatory framework, Group Compliance and Corporate Governance provided appropriate advice and guidance to the competent Units for the alignment of the Bank to the new regulatory framework.

Finally, the Compliance and Corporate Governance Functions continued to systematically follow and monitor developments and compliance in accordance with the applicable framework, while in parallel also being involved in the submission of a series of regular and ad hoc reports to supervisory Authorities and constituting the point of contact and liaison between the Authorities and the Bank.

Management of risks relating to the process of financial statements preparation

Management is responsible for the preparation and fair presentation of the Bank and Group financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and for such internal controls over financial reporting (“ICFR”) as Management determines are necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

The Bank’s Audit Committee is responsible for the oversight and the annual evaluation of the adequacy and effectiveness of the Group I.C.S. based on reports submitted by the Heads of the GIAD, the Group Compliance and Governance Division, the Group SOX Unit and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the IFRS and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of I.C.S. including ICFR.

The GIAD is administratively independent from other Bank’s and Group’s units. The Chief Internal Auditor is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Internal Auditor is communicated to the Bank of Greece and the HCMC. The Chief Internal Auditor reports periodically on the GIAD’s activities directly to the Audit Committee and to the Bank’s Board, through the Audit Committee. The GIAD performs systematic assessment in order to evaluate the adequacy and effectiveness of Bank’s and the Group’s governance, risk management and control as these are devised and maintained by the Board and Management.

As part of the audit of the financial statements prepared by Management in accordance with IFRS, the external auditor communicates to the Audit Committee the significant deficiencies identified in internal control, in accordance with International Standards on Auditing.

Assessment of Internal Controls over Financial Reporting

Management performs an annual risk-based assessment of the effectiveness of the Group ICFR for US GAAP purposes and in compliance with the Sarbanes Oxley Act, as a result of the Bank being registered with the United States of America Securities and Exchange Commission (“SEC”). More specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, Management performs annual assessment of the effectiveness of the Group’s ICFR, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - 2013 Integrated Framework (COSO). The results of the assessment are included in the Annual Report 20-F filed with the SEC. The assessment is conducted by the Group SOX Unit and concerns the review of the effectiveness of the control mechanisms that are addressing the risks of material misstatements on a Group level.

Assessment of disclosure controls and procedures

In the same context, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer, with the participation of the Group entities’ management, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is properly recorded, processed, summarized and reported in a timely manner.

The Bank’s Disclosure and Transparency Committee is informed about any significant deficiencies or material weaknesses which may be identified during the annual assessment of ICFR and the disclosure controls and procedures described above. Any material weakness identified, is disclosed to the SEC following the approval of the Disclosure and Transparency Committee. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

For fiscal year 2017, the Management’s evaluation of the disclosure controls and procedures and the ICFR for the preparation of financial statements in accordance with US GAAP is expected to complete when the 20-F Annual Report will be filed with the SEC and the relevant report and certifications will be included therein. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Athens, 28 March 2018

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Appendix for alternative performance measures

The definitions of NBG’s Group selected figures (rations/measures) are presented in the table below:

Adjusted loans

The Group defines “adjusted loans” or “adjusted loans and advances to customers”, as loans and advances to customers excluding the amortizing 30 year loan to the Hellenic Republic with a carrying amount of €5,873 million maturing in September 2037. Group’s Adjusted loans amounted to €32,068 million (domestic: €30,282 million) as at 31 December 2017 and €35,470 million (domestic: €31,728 million), as at 31 December 2016, respectively. The allowance for impairment on loans and advances to customers did not include any amount relating to the above loan.

Common Equity Tier 1 (“CET1”) ratio	CET1 capital, as defined by Regulation No 575/2013 and based on the transitional rules over RWAs.
CET1 ratio on a CRD IV fully loaded basis	CET1 capital as defined by Regulation No 575/2013 without the application of the transitional rules over RWAs.
Core deposits	Consist of current, sight and savings accounts, other deposits and exclude securities sold to customers under agreements to repurchase (repos) and time deposits
Core Income	Net Interest Income (“NII”) + Net fee and commission income + Earned premia net of claims and commissions.
Core Pre-Provision Income (“core PPI”)	Core Income less operating expenses.
Cost-to-Core Income ratio	Operating expenses over Core Income.
Group deposits	Refers to Due to customers.
Interest earning assets

Interest earning assets include all assets with interest earning potentials and includes cash and balances with central banks, due from banks, financial assets at fair value through profit or loss (excluding Equity securities and mutual funds units), loans and advances to customers and investment securities (excluding equity securities and mutual funds units).

Loans-to-Deposits Ratio	Net adjusted loans and advances to customers over due to customers, at period end.
Net Interest Margin	Net interest income over average interest earning assets.
Non-Performing Exposures (“NPE”)

Non-performing exposures are defined according to EBA ITS technical standards on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria:
a) Material exposures which are more than 90 days past due
b) The debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due.

NPE ratio	NPEs divided by adjusted loans before allowance for impairment at the end of the period.
NPE Coverage Ratio	Allowance for impairment for loans and advances to customers divided by NPE, at period end.
NPE formation	Net increase / (decrease) of NPEs, before write-offs.
Non-Performing Loans (“NPLs”)	Loans and advances to customers that are in arrears for 90 days or more.
Operating Expenses	Personnel expenses+ General, administrative and other operating expenses (“G&As”) + Depreciation and amortisation on investment property, property & equipment and software & other intangible assets.
Risk Weighted Assets (“RWAs”)	Assets and off-balance-sheet exposures, weighted according to risk factors based on Regulation (EU) No 575/2013.
90 Days Past Due Formation	Net increase / (decrease) of adjusted loans and advances to customers in arrears for 90 days or more, before write-offs and after restructurings.
90 Days Past Due Coverage Ratio	Allowance for impairment for loans and advances to customers divided by adjusted loans and advances to customers more than 90dpd at the end of the period.
90 Days Past Due Ratio	Adjusted loans more than 90 days past due divided by adjusted loans before allowance for impairment at the end of the period.

The Directors’ report contains financial information and measures as derived from the Groups and the Bank’s financial statements for the period ended 31 December 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as endorsed by the EU. Additionally, it contains financial data which is compiled as a normal part of our financial reporting and management information systems. For instance, financial items are categorized as foreign or domestic on the basis of the jurisdiction of organization of the individual Group entity whose separate financial statements record such items.

Moreover, it contains references to certain measures which are not defined under IFRS, including “adjusted loans”, “pre-provision income” (“PPI”), “net interest margin” and others, as defined above. These measures are non-IFRS financial measures. A non-IFRS financial measure is a measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Group believes that the non-IFRS financial measures it presents allow a more meaningful analysis of the Group’s financial condition and results of operations. However, the non-IFRS financial measures presented are not a substitute for IFRS measures.

Supplementary Report

for the period ended 31 December 2017

Supplementary Report

To the Annual General Meeting of Shareholders

of National Bank of Greece

Pursuant to article 4 of Greek Law 3556/2007

Pursuant to article 4 of Greek Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2017 amounted to €2,744,145,458.10 and is divided into 9,147,151,527 common shares of a nominal value of €0.30 each.

The Bank’s shares are listed for trading on the Athens Exchange (ATHEX). National Bank of Greece shares used to also be listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Receipts (“ADRs”). On 27 November 2015 NYSE Regulation Inc. determined that NBG’s shares were no longer suitable for listing based on abnormally low price levels of NBG’s Common share ADRs, pursuant to Section 802.01d of the NYSE listed company manual, defining as such a price level of USD 0.15 per ADR. As a result, NYSE Regulation Inc. commenced delisting procedures which followed an immediate suspension of the ADR trading and thereafter the ADR was traded at the Over the Counter (“OTC”) market.

On 15 November 2017, the Bank announced that its Board of Directors resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998, between NBG and The Bank of New York Mellon, as depositary (the “Depositary”) relating to its ADRs, each representing one ordinary share. Following the termination of NBG’s ADR program, the underlying ordinary shares of NBG will continue to trade on the Athens Exchange.

The rights of the shareholders of the Bank, arising from each share, are at first proportional to the percentage of the share capital to which they correspond. Each share carries the rights stipulated by law and the Articles of Association, with the reservation of the rights of 134,818,596 dematerialized ordinary shares held by HFSF, falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010. In particular:

1.              The following rights arise out of the 9,012,332,931 ordinary shares (corresponding to an amount of €2,704 million or 98.53% of the Bank’s total share capital) of which 3,559,869,160 owned by HFSF (corresponding to an amount of €1,068 million or 38.92% of the Bank’s total share capital):

•                  The right to participate in and vote at the General Meeting of Shareholders.

•                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the distributable profits (at the parent company level) following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20.0% of the paid up share capital of a subsidiary company of the Bank pursuant to Codified Law 2190/1920, art. 45, par. 2 currently in force. In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within two (2) months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state.

•                  The pre-emptive right to each share capital increase in cash and issue of new shares.

•                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report.

•                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

2.              The 134,818,596 common shares held by HFSF (corresponding to an amount of €40 million or 1.47% of the Bank’s total share capital) according to the Article 7a par. 2 of the Greek Law 3864/2010, give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Codified Law 2190/1920 on “Sociétés Anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, these shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations in case it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the Relationship Framework Agreement between the Bank and the HFSF.

Moreover, the common shares held by HFSF provide also, as the common shares held by other private investors, dividend rights, pre-emptive right in case of share capital increase and the right to receive a copy of the financial statements and auditors’ reports, as mentioned above.

Furthermore, these common shares provide the HFSF representative to the Bank’s Board of Directors, the following rights under the Greek Law 3864/2010, as in force:

1.              The right to request convening of the General Meeting of the Shareholders within the deadlines provided by Greek Law 3864/2010, as in force.

2.              Veto power over any decision taken by the Board of Directors:

i.                  Regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies; or

ii.               If the decision in question could seriously jeopardize the interests of depositors or seriously affect the Bank’s liquidity or solvency or its overall sound and smooth operation (such as business strategy, management of assets and liabilities, etc.)

iii.            Related to corporate actions of paragraph 3 of article 7A of Law 3864/2010, meaning decisions regarding charter modifications, including capital increase or reduction or providing proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, material asset transfers, including sales of subsidiaries, or any other matters that requires an increased majority as explicitly provided in Greek Law 2190/1920 on Sociétés Anonymes, which might substantially influence the Fund’s participation at the share capital of the credit institution.

3.              The right to request an adjournment of any meeting of the Bank’s Board of Directors for three (business) days, in order to receive instructions from the HFSF Executive Board. This right may be exercised until the end of the Board of Directors’ meeting.

4.              The right to request convocation of the Board of Directors.

5.              The right to approve the appointment of the Chief Financial Officer.

While exercising the aforementioned rights to the Bank’s Board, the HFSF Representative shall respect the Bank’s business autonomy. Furthermore, for the purposes of Greek Law 3864/2010, as in force, the HFSF has free access to the Bank’s books and records with employees or with consultants of its choice.

Finally, the International Finance Corporation (“IFC”) and the European Bank for Reconstruction and Development (“EBRD”) participated in the Bank’s share capital increase, which was completed in December 2015 with 66,666,667 shares and 166,666,666 shares respectively, by representing 0.73% and 1.82% over the Bank’s total share capital, respectively. At that time, the Bank signed an agreement with each organization that remains in force as far as Bank’s shares are held by the two organizations. Subsequently, from May 2017, EBRD holds 92,715,204 shares of the Bank, or 1.01% over total share capital, while IFC, from July 2017, ceased to hold shares of the Bank. Therefore, as the respective agreement with EBRD remains in force, EBRD has the right to propose a candidate Board member, which could be elected to sit on the Board of Directors, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval. Furthermore, the agreement includes representations, warranties and covenants as regards the Bank’s compliance with applicable legislation concerning indicatively anti-money laundering, anti-corruption, and environmental and social management. The agreement prescribes that the Bank shall comply with the Performance Standards and Performance Requirements of EBRD according to the particular requirements outlined within the agreement. Finally, based on the agreement, the Bank is required to provide annual reports to EBRD, mainly concerning its environmental and social management system.

B) Restrictions on transfers of the Bank’s shares

The Bank’s Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of shares of the Bank held by the HFSF is made pursuant to the provisions of the HFSF Law, article 8, as amended and in force.

C) Significant direct and indirect holdings as per Greek Law 3556/2007

As of 31 December 2017, there are no significant direct or indirect holdings as per Greek Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5.0% of the aggregate number of the Bank’s ordinary shares, except for the 3,694,687,756 ordinary dematerialised registered shares with voting rights held by HFSF following the Bank’s recapitalization in 2013 and 2015, of which 134,818,596 falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

According to the stipulations of article 10 par. 2 of Greek Law 3864/2010, as amended and in force, HFSF has since 11 June 2012 a representative to the Bank’s Board of Directors, with the abovementioned rights of Greek Law 3864/2010.

In particular, the objective of the HFSF according to Greek Law 3864/2010, as amended and in force, is to contribute to the maintenance of the stability of the Greek banking system, for the sake of public interest.

In pursuing its objective, the HFSF should, among others, (i) monitor and assess how credit institutions, to which capital support is provided by the HFSF, comply with their restructuring plans, (ii) exercise its shareholding rights in compliance with the rules of prudent management of its assets and in compliance with State aid and Competition rules of the European Union, (iii) ensure that the Bank operates on market terms, and (iv) that in due time the Bank returns to private ownership in an open and transparent manner.

For the purpose of accomplishing the aforementioned, the Bank and HFSF entered into a Relationship Framework Agreement dated 10 July 2013 (the initial Relationship Framework Agreement). Furthermore, in view of the capital injected to the Bank, as a result of the recapitalization, which was completed in December 2015, and in order for the HFSF to fulfill its objectives under Greek Law 3864/2010, as in force, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement(11) (“FFA”) and the Memorandum of Understanding(12) (“MoU”), the HFSF and the Bank entered into the revised Relationship Framework Agreement dated 3 December 2015, which amended the initial Relationship Framework Agreement.

The Relationship Framework Agreement determines the relationship between the Bank and the HFSF and the matters related with, amongst others, (a) the corporate governance of the Bank, (b) the Restructuring Plan and its monitoring, (c) the monitoring of the implementation of the Bank’s Non-Performing Loans (NPLs) management framework and of the Bank’s performance on NPL resolution. In addition to that, the Relationship Framework Agreement deals with (d) the Material Obligations and the switch to full voting rights, (e) the monitoring of Bank’s actual risk profile against the approved Risk and Capital Strategy (f) the HFSF’s consent for Material Matters, (g) Material Litigation and Proceedings concerning the Bank, and (h) the duties, rights and obligations of HFSF’s Representative in the Board.

Moreover, the Relationship Framework Agreement mentions that subject to its provisions, the applicable Law and the Charter Documents, the Bank’s decision making bodies will continue to determine independently, amongst others, the Bank’s commercial strategy and policy in compliance with the Restructuring Plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank’s competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

Furthermore, under the Relationship Framework Agreement, the Bank shall provide HFSF with all information and data concerning the Bank Group and related matters that the HFSF reasonably deems necessary in order to safeguard its assets, monitor the Bank’s implementation of the Restructuring Plan and to exercise its statutory rights and obligations, as well as the Contractual Obligations. In the context of efficient implementation of the Relationship Framework Agreement, the Bank and the HFSF shall cooperate effectively. Bank’s and the HFSF’s officers shall meet periodically and work collaboratively as part of the monitoring process of the Bank’s Restructuring Plan in accordance with Clause 2.3 of the Relationship Framework Agreement. The HFSF’s Executive Board and the Bank’s Executive Committee members shall meet at least once per quarter while the Bank’s management (including the Chief Financial Officer, the Chief Risk Officer, Head of Strategy, depending on the items of the agenda) and the HFSF’s Directors and Portfolio Manager shall meet at least once per month.

In addition to the above, the HFSF Representative to the Bank’s Board of Directors is appointed as a member in all Board Committees, while the Relationship Framework Agreement also provides for the appointment of an HFSF Observer (with no voting rights) at the Board and all Board Committees.

Further, the amended Relationship Framework Agreement foresees among others that:

•                  The Bank shall at each time adopt and apply a corporate governance structure that ensures the implementation of the Relationship Framework Agreement, compliant at any time with the requirements of the Law, the Contractual Obligations and the Restructuring Plan.

•                  Provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Restructuring Plan and the Non-Performing Loans (“NPL”) management framework, to effectively allow the HFSF to perform its statutory role.

•                  If the Bank has engaged, prior to the signing of the Relationship Framework Agreement, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. In this context, the Board of Directors approved at the meeting held on 18 January 2017 PwC as the most appropriate audit firm for the audit of the Group for the year ending 31 December 2017, following the recommendation of the Audit Committee.

(11)  The agreement signed on 19 August 2015 by and between the European Stability Mechanism (“ESM”), the Hellenic Republic, the Bank of Greece and the HFSF.

(12)  Means the memorandum signed on 19 August 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

The appointment of PwC was approved by the 2017 Annual General Meeting of the NBG Shareholders held on 30 June 2017.

•                  In case of any actual or reasonably foreseeable adverse deviations in the Group’s performance and risk profile, relative to the base scenario of the Restructuring Plan, or relative to the budget, or with respect to the Risk and Capital Strategy if adverse deviations have already been approved by the HFSF through the approval of the budget, the Board should promptly submit its recommended corrective strategic actions to the HFSF for its review and consent.

•                  Performance against the Restructuring Plan as well as progress on key initiatives undertaken by the Bank (e.g. Divestments, Integrations, etc.) will be performed as follows:

i.           Regular meetings between the Bank’s management and the HFSF.

ii.        A formal monitoring review of performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget, will be conducted on a quarterly basis, in line with the Bank’s results reporting cycle. For the purpose of the monitoring reviews, the Bank will provide the HFSF with a report on its financial and business performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget quarterly targets, clearly highlighting performance to date vs. restructuring plan targets as well as vs. budget, key initiatives and expected impact for the next four quarters rolling and identifying any adverse deviations from the targets and associated corrective measures /initiatives, which must be approved by the HFSF.

•                  The HFSF will monitor and evaluate the performance of the Bank’s BoD and its Committees.

•                  The Bank will inform in writing the HFSF as soon as it executes a non-binding agreement /MOU for the sale of (or receives any proposal from third parties for the acquisition of) a subsidiary of the Bank, or part of its business.

•                  The Board should conduct a self-assessment exercise on an annual basis not only as a whole, as per current legislation but also for each of its Committees. The results of this evaluation should be disclosed in the Annual Report on Corporate Governance.

•                  The Board should approve the following policies and amendments thereof: the Bank’s Group Strategy, Policy and Governance regarding the management of its Arrears and Non-Performing Loans, conflict of Interest policy, related party transactions policy, provisioning & write off policy, sponsorship/donation policy, outsourcing policy, Board / Committees self-assessment policy.

According to the provisions of the Relationship Framework Agreement, the HFSF Representative in the Board of Directors has the following rights:

i.                  To request the Board to convoke the General Assembly of Shareholders or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The request regarding the convocation of the General Assembly shall be addressed to the Chair of the Board in writing and shall include the proposed items on the agenda. The Board shall have the obligation to convoke the General Meeting upon respective request of the HFSF Representative. Furthermore, the Board shall have the obligation to include the proposed items in the respective invitation for the convocation of the General Meeting.

ii.               To request that the Board is convened within the next seven (7) calendar days from the HFSF’s Representative written request to the Chair of the Board. The relevant request shall be addressed to the Chair of the Board in writing and include the proposed items on the agenda. If the Chair of the Board does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representative shall be entitled to convoke the Board within five (5) days as of the expiry of the above seven (7) days period. Such invitation shall be notified to all the members of the Board.

iii.            To include items in the agenda of a scheduled Board meeting, including any item which may be related to any entity of the Group. For this purpose, HFSF Representative will submit in writing to the Chair of the Board the desired additional items on the agenda at least two (2) business days prior to the date of the Board meeting. The Chair of the Board must include these items in the agenda of the scheduled Board meeting.

iv.           To request an adjournment of any meeting of the Board or the discussion of any item up to three (3) business days, if they find that the material, data or information and the supporting documents submitted to the HFSF pursuant to the items of the agenda of the forthcoming Board meeting are not sufficient.

v.              To approve the Bank’s Chief Financial Officer.

The HFSF has the right to perform/order field reviews and ad hoc audits with the participation of experts and or external auditors appointed by the HFSF, in order to fulfill its contractual obligations under the Relationship Framework Agreement. The HFSF shall have free access to the Bank’s books and records for the purposes of Greek Law 3864/2010 as in force, with employees and/or consultants of HFSF’s choice in order to ensure the effective exercise of the HFSF rights under the said Law, including monitoring of the implementation of the Restructuring Plan.

Finally, the IFC and the EBRD participated in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above. The Bank, at the time of the share capital increase in 2015, signed an agreement with each organization which remains in force as far as shares of the Bank are held by the two organizations. Subsequently and from May 2017, EBRD holds 92,715,204 shares of the Bank, i.e. 1.01% percentage over total share capital, while IFC from July 2017, ceased to hold shares of the Bank. Therefore, as the respective agreement with EBRD remains in force, EBRD has the right to propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval, while the agreement also includes representations, warranties and covenants as mentioned under section A) above.

E) Restrictions to voting rights

There are no restrictions to voting rights attached to the Bank’s ordinary shares, except for the restrictions on ordinary shares held by HFSF which are subject to the provisions of article 7a par. 2 of Greek Law 3864/2010, as abovementioned.

F) NBG Shareholders’ agreements

Referring to shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights arising from the Bank’s shares, HFSF, according to Greek Law 3864/2010 and article 3 of Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants granted to private investors participating in the capital increase of the Bank that took place in 2013, according to Greek Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase HFSF shares, the corresponding number of which is determined based on the provisions of Cabinet Act 38/2012, while relevant terms are adjusted in case of corporate actions according to the provisions of the relevant legal and regulatory framework. In line with Cabinet Act 43/2015 which amended Cabinet Act 38/2012, the warrants exercise terms and conditions were adjusted in 2015, to each warrant incorporating the right of its holder to purchase from HFSF 0.54861592129144 shares, acquired by HFSF due to its participation in the above capital increase of Bank, while based on Cabinet Act 43/2015 the exercise prices applying to each exercise period were also adjusted in 2015. The warrants do not provide voting rights to holders or owners thereof.

The call options embedded in the warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Exchange at least 10 days prior to each date of exercise of the warrants. The ninth and final exercise date (27 December 2017) was the date of expiry of the warrants.

After the end of the ninth and final exercise process (27 December 2017), and following the settlement of participation orders including the fractional shares, 2,538 Warrants in total on shares issued by the Bank and owned by the HFSF were exercised. The exercised Warrants corresponded to 1,391 common shares, i.e. to 0.00002% of the total share capital, increasing commensurately the Bank’s free float. The total consideration paid by the Warrant holders to the HFSF amounted to €112,803.57.

In accordance with the provisions of Greek Law 3864/2010 and Cabinet Act 43/2015, which amended Cabinet Act 38/2012, the Warrants which were not exercised until that date automatically expired and were cancelled by the HFSF after the settlement date of the exercise orders on 29 December 2017.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors, as well as for amendments to the Articles of Association are in alignment with the corresponding provisions of the Codified Law 2190/1920. Relevant provisions regarding the appointment and replacement of Board members are included in the Corporate Governance Code and the Charter of the Corporate Governance and Nominations Committee that were updated in 2017 with a view to incorporate regulatory developments in national and European law concerning corporate governance.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, HFSF and EFSF, as amended and restated on 21 December 2012, has a Representative to the Bank’s Board of Directors, who has the rights provided by Greek Law 3864/2010 and the terms of the Relationship Framework Agreement, as in force.

Finally, the IFC and the EBRD participated in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above. The Bank, at the time of the share capital increase in 2015, signed an agreement with each organization which remains in force as far as shares of the Bank are held by the two organizations. Subsequently and from May 2017, EBRD holds 92,715,204 shares of the Bank, i.e. 1,01% percentage over total share capital, while IFC from July 2017, ceased to hold shares of the Bank Therefore, as the respective agreement with EBRD remains in force, EBRD has the right to propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Codified Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Codified Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association, the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

On 19 June 2015, the Annual General Meeting of shareholders approved authorization for the Board of Directors to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920 and/or arrange the issue of convertible bond loans, as per Article 3a of Codified Law 2190/1920 and Article 5 of the Bank’s Articles of Association, up to the total paid-up share capital of the Bank as at the time of the General Meeting as regards the share capital increase, i.e. €2,413,736,838.60, and up to 50% of the total paid-up share capital of the Bank as at the time of the General Meeting as regards convertible bond loans, i.e. 1,206,868,419.30. The Meeting authorized the Board to decide at its discretion the detailed terms of such increase and/or issue of bond loans, subject to the provisions of law.

Stock options

In accordance with Codified Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are no active Stock Options Programs.

Purchase of own shares

Article 16 of Codified Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, pursuant to the restrictions imposed by article 16C of Greek Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

During 2017, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 115,768,780 and disposed of 117,676,003 of the Bank’s shares at the amount of €33 million and €34 million respectively. On 31 December 2017, the Bank did not hold any own shares, while NBG Securities S.A., held 503,772 own shares corresponding to 0.006% of the Bank’s total share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no significant agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers (General Managers and Assistant General Managers) the Bank reserves the right for groundless termination of their fixed-term employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Especially as to the Executive Members of the Board of Directors, may not exceed the salaries of six (6) months.

Athens, 28 March 2018

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Independent Auditor’s Report

TRANSLATION

Independent Auditor’s Report

To the Shareholders of “National Bank of Greece S.A.”

Report on the audit of the financial statements

Our opinion

We have audited the accompanying financial statements of National Bank of Greece S.A. (Bank or/and Group) which comprise the statement of financial position as of 31 December 2017, the statements of income, comprehensive income, changes in equity and cash flow statements for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects the financial position of the Bank and the Group as at 31 December 2017, their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union and comply with the statutory requirements of Codified Law 2190/1920.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs), as they have been transposed into Greek Law. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

During our audit we remained independent of the Bank and the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) that has been transposed into Greek Law, and the ethical requirements of Law 4449/2017 and of Regulation (EU) No 537/2014, that are relevant to the audit of the financial statements in Greece. We have fulfilled our other ethical responsibilities in accordance with Law 4449/2017, Regulation (EU) No 537/2014 and the requirements of the IESBA Code.

We declare that the non-audit services that we have provided to the Bank and its subsidiaries are in accordance with the aforementioned provisions of the applicable law and regulation and that we have not provided non-audit services that are prohibited under Article 5(1) of Regulation (EU) No 537/2014.

The non-audit services that we have provided to the Bank and its subsidiaries, for the year ended 31 December 2017, are disclosed in note 44 to the financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for impairment on loans and advances to customers

Due to the magnitude of the loans and advances balances and the extent of management judgement inherent in the impairment calculations, allowance for impairment of loans and advances to customers has been identified as an area of most significance in the current year audit of the Bank’s and Group’s financial statements. Impairment provisions represent management’s best estimate around both timing of recognition and estimation of the amount of the losses incurred within the loan portfolios at balance sheet date.

Retail Lending

Apart from a small part of the Small Business Lending portfolio, retail impairment is calculated on a portfolio basis.

Statistical models are used in calculating the impairment provision on a portfolio basis. The following inputs to these models require significant judgement by management:

•      The probability of default (PD);

•      The loss given default (LGD); and

•      Treatment of forborne loans including curing assessment.

Management also applies overlays where they believe that the calculated assumptions based on historical experience are not appropriate, either due to emerging trends or the models not capturing the risks in the loan portfolio.

Corporate Lending

A significant proportion of Corporate Lending loans are assessed on an individual basis. Significant judgements, estimates and assumptions have been made by management to:

•      Determine if the loan is impaired;

•      Evaluate adequacy, recoverability, value of collateral and timing of collateral liquidation;

•      Determine the expected cash flows to be collected; and

•      Estimate the timing of the future cash flows.

A collective allowance is also calculated to measure unidentified impairment (i.e. losses which have been incurred but not yet reported).

Please refer to notes 3, 4.2 and 20 of the annual financial statements for more details on critical judgements and estimates, how the Bank and Group manage and measure credit risk, and relevant note of allowance for impairment on loans and advances.

We considered the appropriateness of accounting policies and assessed the loan impairment methodologies applied, and compared these to the requirements of IAS 39. We understood management’s process and tested key controls over the determination of the allowance for impairment on loans and advances to customers.

Retail Lending

Where impairment provisions were calculated on a  collective basis, with the support of our internal credit risk experts, when needed, we:

•      Assessed the appropriateness of the portfolios’ segmentation based on specific credit characteristics;

•      Tested the completeness and accuracy of data used in the impairment models by agreeing details to the source systems;

•      Assessed the design and implementation of the models, including significant assumptions and the quality of the observable data used to derive model parameters in relation to our understanding of industry norms;

•      Assessed the reasonableness of the impairment model methodology applied by management to determine the PD, and LGD rates used to compute portfolio allowance; and

•      Assessed the appropriateness of management’s overlays in light of recent economic events and circumstances, and other factors that might not yet be fully reflected in the impairment models.

Based on the evidence obtained, we found that the methodologies and data used within the models were appropriate and that the key assumptions applied were reasonable.

Corporate Lending

Where impairment was recognised on an individual basis, we considered the impairment indicators, uncertainties and assumptions applied by management in their assessment of the recoverability of the exposure and supporting collateral with reference to current economic performance, assumptions most commonly used in the industry, and comparison with external evidence or historical trends.

For a sample of individually impaired loans, we understood the latest developments in relation to each case and considered whether key judgments were appropriate. We also re-performed the impairment calculation and tested key inputs including the expected cash flows to be collected, timing of the collection, discount rates used and the valuation of any collateral held that was included in the expected cash flows. For the aforementioned sample we inspected legal agreements and supporting documentation to confirm the existence and legal right to collateral. We assessed collateral valuation techniques applied against Bank and Group policy and industry standards.

We selected a sample of loans that had not been identified as impaired and formed an independent view about the appropriateness of the conclusions reached, including using external evidence to substantiate our views.

Where impairment provisions were calculated on a collective basis, we carried out the same procedures as for the retail portfolio indicated above.

For the collective unidentified impairment we tested the completeness and accuracy of the underlying loan data used in the models and assessed the appropriateness of the key assumptions.

Based on the evidence obtained, we found that the methodologies and data used within the models were appropriate and that the key assumptions applied were reasonable.

Disclosure of the estimated impact of IFRS 9

The Bank and Group transitioned to IFRS 9 on 1 January 2018, which replaced IAS 39. This new standard introduces an impairment model, which is based on expected credit losses and new requirements on the classification and measurement of financial assets. The estimated transition impact is disclosed in note 47 to the Financial Statements in accordance with IAS 8.

Due to the significant changes introduced by the standard, the complexity of the implementation process, the magnitude of the impact and the requirements for new methodologies involving the use of significant judgements, new information systems, processes and controls, we have deemed the disclosure of the impact of IFRS 9 to be an area of focus.

We have performed the following audit procedures regarding the assessment of the Bank’s and Group’s IFRS 9 accounting policies and corporate governance framework:

A.     We have assessed the Bank’s and Group’s IFRS 9 accounting policies, with the support of our internal technical experts, focussing on:

•      Classification and measurement policy; and

•      Impairment of financial instruments policy.

We understood and critically assessed the classification and measurement decisions made by the Bank and Group. Our work covered, inter alia, the assessment of business model and appropriate classification of financial assets at amortised cost.

B.     We have considered the corporate governance framework regarding IFRS 9, assessing its adequacy and compliance with best practices and relevant supervisory guidelines.

We also understood the management process for  IFRS 9 credit loss models and with the support of our internal credit risk modelling experts, we have performed the following:

•      Tested the completeness and accuracy of input data from underlying systems;

•      Assessed the model design and documentation;

•      Assessed the model source codes to ensure consistency with model development documentation;

•      Assessed the model validation results;

•      Assessed the methodology for the development of macroeconomic scenarios and the reasonableness of macroeconomic forecasts;

•      Assessed the appropriateness of management’s overlays; and

•      Understood the expected credit loss calculation process and re-performed a number of model calculations to confirm the results were appropriate.

Based on the evidence obtained, we found that the methodologies, assumptions, data used and the resulting outputs are appropriate.

National Bank of Greece Auxiliary Pension Plan (“LEPETE”)

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. The aforementioned plan covers almost all pensioners and active employees hired prior to 1 January 2005. As per Law 3371/2005 the Bank’s employees hired after 1 January 2005 are insured in the single auxiliary social security fund, currently called ETEAEP. The Bank’s contributions to this fund, are limited to 3,5% on the respective employee’s salaries.

LEPETE is treated as a defined contribution scheme on the basis that the Bank has no obligation to make any payments other than the defined contribution of 9%.

The Bank has been providing financial assistance to LEPETE, in excess of the 9% monthly contributions, for the latter to cover cash shortfalls. The Bank’s Board of Directors decided during its meeting on 30 June 2017 to discontinue the provision of this additional financial assistance to LEPETE from October 2017 onwards.

LEPETE, Employees’ Unions and former employees have taken legal action against the Bank, claiming that the Auxiliary Pension Plan is a defined benefit scheme and as such the Bank has an obligation to cover any deficits.

We considered LEPETE to be a key audit matter mainly because of the complexities involved and the high level of judgement required by management in estimating the future outcome of the legal actions.

Please refer to note 11 of the annual financial statements for more details on the matter.

We have discussed with the management and reviewed relevant documentation in order to understand and assess:

•      The status of all pending litigations regarding LEPETE; and

•      Whether the Bank should make a provision for related costs in accordance with IFRS.

Based on the work performed and the evidence obtained, we found management’s assessment and the related accounting treatment to be appropriate.

Recoverability of Deferred Tax Assets (‘DTA’)

The Bank and Group recognised DTA of €4.9bn in relation to tax deductible temporary differences. Assessing its recoverability requires significant judgement and the use of estimates.

The Bank and Group has recognised DTA for deductible temporary differences to the extent it considers this to be recoverable. These differences relate primarily to:

•      The losses resulted from Group’s participation in the Greek debt voluntary restructuring (“PSI+”) and subsequent debt buyback program of 2012, which are subject to a 30 year tax amortization, starting from year 2012; and

•      The loan impairment losses that can offset future taxable gains according to current tax legislation.

The recoverability of the recognised DTA is dependent on the Bank’s and Group’s ability to generate future taxable profits sufficient to cover the deductible temporary differences when such differences crystallise for tax purposes.

Management’s assessment regarding the ability of the Bank and Group to generate future taxable profits requires the use of significant judgement and estimates as indicated below:

•      The assumptions that underpin the business plan of the Bank and Group;

•      The projections required to cover the time horizon up to the legal expiration of the period within which the DTA can be recovered; and

•      The adjustments required to derive the estimated tax profits from the projected accounting profits to infer the amount of DTA that will be recoverable in future periods.

Business plans may be impacted by the risks and uncertainties stemming from the macroeconomic environment in Greece.

Please refer to notes 3 and 26 to the financial statements for more details on critical judgements and estimates and note of deferred tax asset.

We have assessed the reasonableness of the key assumptions used in drafting the business plan, that was approved by the Bank’s and Group’s Board of Directors, taking into account the execution risks and uncertainties stemming from the macroeconomic environment in Greece. Specifically, we have:

•      Compared these to our own expectations derived from our knowledge of the industry and our understanding obtained during our audit and;

•      Performed a sensitivity analysis to determine the effect of changes in the assumptions and how estimation uncertainty may affect Bank’s and Group’s projected profitability.

For the purpose of our recoverability assessment we have evaluated the appropriateness of the adjustments applied to convert accounting profits into taxable ones and have assessed management’s projections beyond the business plan horizon. Furthermore, our procedures also included assessing management’s interpretations of current tax legislation with respect to the accounting write-offs and the gradual amortisation of the crystallised tax loss arising from non performing loans’ disposals, and debt forgiveness arrangements.

We evaluated the adequacy of the financial statements disclosures, including disclosures of key assumptions and judgements.

Based on the evidence obtained we found management’s assessment with respect to the recoverability of the DTA to be reasonable.

IT systems

The Bank’s and Group’s financial reporting processes are highly reliant on information produced by the Bank’s and Group’s Information Technology (IT) systems, and / or automated processes and controls (i.e. calculations, reconciliations) implemented in these systems.

The nature, complexity and the increased use of these information systems combined with the large volume of transactions being processed on a daily basis increase the risk over the effective inter-connectivity of the IT systems and data, and the risk around the degree of reliability of the financial reporting information. The banking environment is also subject to a number of internal and external threats relating to cyber security.

We assessed the information security resilience of the Bank and Group by evaluating the design and implementation of key IT processes and controls over financial reporting. More specifically, we assessed the administration of access, changes and daily IT operations for key layers of underlying infrastructure (i.e. application, operating system, database) for the systems in scope of the audit.

In addition, in order to place reliance on the system generated information (i.e. data and reports), and any automated controls (i.e. calculations, reconciliations) implemented in these systems, we have also relied on business process controls, and performed additional substantive procedures as part of our audit.

Other Information

The members of the Board of Directors are responsible for the Other Information. The Other Information, which is included in the Annual Report in accordance with Law 3556/2007, is the Certification of the Board of Directors, the Board of Directors’ Report, the Board of Directors’ Supplementary Report to the Annual General Meeting of the Shareholders, Disclosures of Law 4261/2014 Art.81, Disclosures of Law 4261/2014 Art. 82 and Disclosures of article 6 of Law 4374/2016 (but does not include the financial statements and our auditor’s report thereon), which we obtained prior to the date of this auditor’s report.

Our opinion on the financial statements does not cover the Other Information and except to the extent otherwise explicitly stated in this section of our Report, we do not express an audit opinion or other form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the Other Information identified above and, in doing so, consider whether the Other Information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We considered whether the Board of Directors Report includes the disclosures required by Codified Law 2190/1920 and the Corporate Governance Statement required by article 43bb of Codified Law 2190/1920 has been prepared.

Based on the work undertaken in the course of our audit, in our opinion:

•      The information given in the Board of Directors’ Report for the year ended 31 December 2017 is consistent with the financial statements;

•      The Board of Directors’ Report has been prepared in accordance with the legal requirements of articles 43a and 107A of the Codified Law 2190/1920; and

•      The Corporate Governance Statement provides the information referred to items c and d of paragraph 1 of article 43bb of the Codified Law 2190/1920.

In addition, in light of the knowledge and understanding of the Bank and Group and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the Board of Directors’ Report and Other Information that we obtained prior to the date of this auditor’s report. We have nothing to report in this respect.

Other matter

The financial statements of the Bank and the Group for the year ended 31 December 2016 were audited by another firm of auditors who expressed an unmodified opinion on those financial statements on 30 March 2017.

Responsibilities of Board of Directors and those charged with governance for the financial statements

The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, as adopted by the

European Union and comply with the requirements of Codified Law 2190/1920, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Bank’s and Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank and Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s and Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•      Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s and Group’s internal control.

•      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•      Conclude on the appropriateness of Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s and Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and Group to cease to continue as a going concern.

•      Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•      Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Bank and Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our Auditor’s Report.

Report on other legal and regulatory requirements

1.     Additional Report to the Audit Committee

Our opinion on the accompanying financial statements is consistent with our Additional Report to the Audit Committee of the Bank.

2.     Appointment

We were first appointed as auditors of the Bank by the decision of the annual general meeting of shareholders on 30 June 2017.

PricewaterhouseCoopers S.A. 268 Kifissias Avenue, Halandri 152 32 SOEL Reg. No. 113	Athens, 30 March 2018 The Certified Auditor Marios Psaltis SOEL Reg. No. 38081

Statement of Financial Position

as at 31 December 2017

		Group		Bank
€ million	Note	31.12.2017	31.12.2016	31.12.2017	31.12.2016
ASSETS
Cash and balances with central banks	16	1,778	1,501	1,491	844
Due from banks	17	1,736	2,227	1,723	2,579
Financial assets at fair value through profit or loss	18	1,793	1,879	1,773	1,851
Derivative financial instruments	19	3,681	4,482	3,673	4,466
Loans and advances to customers	20	37,941	41,643	36,248	38,166
Investment securities	21	3,780	12,882	3,452	10,207
Investment property	22	874	869	6	6
Investments in subsidiaries	42	—	—	1,443	2,543
Equity method investments	23	8	7	7	7
Goodwill, software and other intangible assets	24	132	137	125	108
Property and equipment	25	1,086	1,286	248	256
Deferred tax assets	26	4,916	5,078	4,906	4,906
Insurance related assets and receivables		—	515	—	—
Current income tax advance		421	596	410	558
Other assets	27	1,612	1,704	1,459	1,456
Non-current assets held for sale	28	5,010	3,725	1,461	315
Total assets		64,768	78,531	58,425	68,268

LIABILITIES
Due to banks	29	7,341	18,188	7,673	18,389
Derivative financial instruments	19	3,798	5,169	3,798	5,166
Due to customers	30	40,265	40,459	38,849	37,326
Debt securities in issue	31	1,026	536	742	—
Other borrowed funds	32	171	137	—	258
Insurance related reserves and liabilities		—	2,207	—	—
Deferred tax liabilities	26	6	6	—	—
Retirement benefit obligations	11	254	269	251	255
Current income tax liabilities		10	11	—	—
Other liabilities	33	995	963	898	777
Liabilities associated with non-current assets held for sale	28	3,523	2,999	—	—
Total liabilities		57,389	70,944	52,211	62,171

SHAREHOLDERS’ EQUITY
Share capital	35	2,744	2,744	2,744	2,744
Share premium account	35	13,866	13,866	13,863	13,863
Less: treasury shares	35	—	(1)	—	—
Reserves and retained earnings	37	(9,912)	(9,707)	(10,393)	(10,510)
Amounts recognised directly in equity relating to non-current assets held for sale	28	(2)	5	—	—
Equity attributable to NBG shareholders		6,696	6,907	6,214	6,097

Non-controlling interests	38	683	680	—	—
Total equity		7,379	7,587	6,214	6,097

Total equity and liabilities		64,768	78,531	58,425	68,268

Athens, 28 March 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 72 to 186 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2017

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Continuing Operations
Interest and similar income		1,807	1,972	1,694	1,861
Interest expense and similar charges		(256)	(324)	(225)	(307)
Net interest income	6	1,551	1,648	1,469	1,554

Fee and commission income		309	270	262	231
Fee and commission expense		(69)	(93)	(64)	(95)
Net fee and commission income	7	240	177	198	136

Net trading income / (loss) and results from investment securities	8	(126)	(123)	(153)	(174)
Net other income / (expense)	9	(48)	130	(48)	253
Total income		1,617	1,832	1,466	1,769

Personnel expenses	10	(579)	(643)	(531)	(577)
General, administrative and other operating expenses	12	(274)	(270)	(290)	(276)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(91)	(93)	(68)	(70)
Credit provisions and other impairment charges	13	(811)	(784)	(822)	(819)
Share of profit / (loss) of equity method investments		1	1	—	—
Profit / (loss) before tax		(137)	43	(245)	27

Tax benefit / (expense)	14	(26)	(19)	(3)	(3)
Profit / (loss) for the period from continuing operations		(163)	24	(248)	24

Discontinued Operations
Profit / (loss) for the period from discontinued operations	28	(249)	(2,884)	257	(15)

Profit / (loss) for the period		(412)	(2,860)	9	9

Attributable to:
Non-controlling interests		31	27	—	—
NBG equity shareholders		(443)	(2,887)	9	9

Earnings / (losses) per share - Basic and diluted from continuing operations	15	€(0.02)	€(0.02)	€(0.03)	€(0.02)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	15	€(0.05)	€(0.33)	€0.00	€(0.02)

Athens, 28 March 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 72 to 186 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2017

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Profit / (loss) for the period		(412)	(2,860)	9	9

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		108	41	116	35
Currency translation differences, net of tax		136	2,549	(5)	(51)
Cash flow hedge, net of tax		—	(20)		—
Net investment hedge, net of tax		—	338	—	—
Total of items that may be reclassified subsequently to profit or loss		244	2,908	111	(16)

Remeasurement of the net defined benefit liability / asset, net of tax		(2)	(18)	(4)	(14)
Total of items that will not be reclassified subsequently to profit or loss		(2)	(18)	(4)	(14)
Other comprehensive income / (expense) for the period, net of tax	36	242	2,890	107	(30)

Total comprehensive income / (expense) for the period		(170)	30	116	(21)

Attributable to:
Non-controlling interests		31	25	—	—
NBG equity shareholders		(201)	5	116	(21)

Athens, 28 March 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 72 to 186 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 31 December 2017

	Attributable to equity holders of the parent company
€ million	Share capital	Share premium	Treasury shares	Contingent Convertible Securities	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Non- controlling Interests	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2016	2,744	13,866	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	41	2,399	338	(20)	1	133	2,892	(2)	2,890
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(2,887)	(2,887)	27	(2,860)
Total Comprehensive Income / (expense) for the period	—	—	—	—	41	2,399	338	(20)	1	(2,754)	5	25	30
Repayment of Contingent Convertible Securities	—	—	—	(2,029)	—	—	—	—	—	—	(2,029)	—	(2,029)
Dividends to Contingent Convertible Securities	—	—	—	—	—	—	—	—	—	(168)	(168)	—	(168)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Balance at 31 December 2016 and 1 January 2017	2,744	13,866	(1)	—	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other Comprehensive Income/ (expense) for the period	—	—	—	—	108	136	—	—	(2)		242	—	242
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(443)	(443)	31	(412)
Total Comprehensive Income / (expense) for the period	—	—	—	—	108	136	—	—	(2)	(443)	(201)	31	(170)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	(11)	(11)	9	(2)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
(Purchases)/ disposals of treasury shares	—	—	1	—	—	—	—	—	—	—	1	—	1
Balance at 31 December 2017	2,744	13,866	—	—	160	13	(119)	—	(165)	(9,803)	6,696	683	7,379

The notes on pages 72 to 186 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 December 2017

€ million	Share capital	Share premium	Contingent Convertible Securities	Available for sale securities reserve	Currency translation reserve	Defined benefit plans	Other reserves & retained earnings	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2016	2,744	13,863	2,029	(59)	—	(143)	(10,119)	8,315
Other Comprehensive Income/ (expense) for the period	—	—	—	35	(51)	(14)	—	(30)
Profit for the period	—	—	—	—	—	—	9	9
Total Comprehensive Income / (expense) for the period	—	—	—	35	(51)	(14)	9	(21)
Repayment of Contingently Convertible Bond	—	—	(2,029)	—	—	—	—	(2,029)
Dividends to Contingently Convertible Bond	—	—	—	—	—	—	(168)	(168)
Balanced at 31 December 2016 & at 1 January 2017	2,744	13,863	—	(24)	(51)	(157)	(10,278)	6,097
Other Comprehensive Income/ (expense) for the period	—	—	—	116	(5)	(4)	—	107
Profit for the period	—	—	—	—	—	—	9	9
Total Comprehensive Income / (expense) for the period	—	—	—	116	(5)	(4)	9	116
Merger through absorption of subsidiaries	—	—	—	—	—	—	1	1
Balance at 31 December 2017	2,744	13,863	—	92	(56)	(161)	(10,268)	6,214

The notes on pages 72 to 186 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2017

	Group		Bank
	12-month period ended		12-month period ended
€ million	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Cash flows from operating activities
Profit / (loss) before tax	(370)	(2,796)	12	12
Adjustments for:
Non-cash items included in income statement and other adjustments:	1,261	4,048	578	569

Depreciation and amortisation on property & equipment, intangibles and investment property	99	149	68	70
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(28)	(38)	(16)	(11)
Credit provisions and other impairment charges	966	988	926	821
Provision for employee benefits	14	22	11	7
Share of (profit) / loss of equity method investments	(3)	(3)	—	—
Result from fair value hedges	56	50	56	50
Dividend income from investment securities	(3)	(5)	(120)	(334)
Net (gain) / loss on disposal of property & equipment and investment property	(2)	(2)	(1)	2
Net (gain) / loss on disposal of investment securities	(48)	(82)	(42)	(51)
Net (gain) / loss on disposal of subsidiaries	203	2,928	(308)	(13)
Accrued interest from financing activities and results from repurchase of debt securities in issue	7	23	4	1
Valuation adjustment on instruments designated at fair value through profit or loss	(9)	27	(9)	27
Other non-cash operating items	9	(9)	9	—

Net (increase) / decrease in operating assets:	1,747	190	1,810	893
Mandatory reserve deposits with Central Bank	321	(282)	(3)	162
Due from banks	(288)	87	162	250
Financial assets at fair value through profit or loss	18	(371)	44	(142)
Derivative financial instruments assets	789	224	784	(124)
Loans and advances to customers	892	578	937	991
Other assets	15	(46)	(114)	(244)

Net increase / (decrease) in operating liabilities:	(10,110)	(6,234)	(10,162)	(6,466)
Due to banks	(10,753)	(6,783)	(10,716)	(6,850)
Due to customers	1,671	1,019	1,532	454
Derivative financial instruments liabilities	(1,228)	(256)	(1,228)	(79)
Retirement benefit obligations	(22)	(148)	(26)	(134)
Insurance related reserves and liabilities	81	(19)	—	—
Income taxes paid	129	(64)	144	(17)
Other liabilities	12	17	132	160
Net cash from / (for) operating activities	(7,472)	(4,792)	(7,762)	(4,992)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(4)	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	2	62
Disposals of subsidiaries, net of cash disposed	596	3,283	720	2,732
Disposal of equity method investments	9	1	—	—
Dividends received from investment securities & equity method investments	4	8	116	334
Purchase of property & equipment, intangible assets and investment property	(188)	(177)	(80)	(75)
Proceeds from disposal of property & equipment and investment property	13	14	7	1
Purchase of investment securities	(5,023)	(4,012)	(1,426)	(293)
Proceeds from redemption and sale of investment securities	11,870	6,506	8,288	4,481
Net cash (used in) / provided by investing activities	7,281	5,619	7,627	7,242

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	899	1,577	814	299
Repayments of debt securities in issue, other borrowed funds and preferred securities	(364)	(2,051)	(334)	(885)
Repayments of contingent convertible securities and interest	—	(2,197)	—	(2,197)
Proceeds from disposal of treasury shares	34	34	—	—
Repurchase of treasury shares	(33)	(34)	—	—
Dividends paid to non-controlling interests	(36)	(38)	—	—
Share capital issue costs	—	(30)	—	(30)
Net cash from/ (for) financing activities	500	(2,739)	480	(2,813)
Effect of foreign exchange rate changes on cash and cash equivalents	(11)	(62)	(16)	(45)
Net increase / (decrease) in cash and cash equivalents	298	(1,974)	329	(608)
Cash and cash equivalents at beginning of period	2,218	4,192	1,489	2,097
Cash and cash equivalents at end of period	2,516	2,218	1,818	1,489

The notes on pages 72 to 186 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 177 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Romania, Albania, and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Costas P. Michaelides (1)

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Eva Cederbalk

Independent Non-Executive Members (2), (3)
Charalampos A. Makkas
Marianne T. Økland
Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative
Panagiota S. Iplixian

(1) On 1 November 2017, Costas P. Michaelides was elected as the Non-Executive Vice Chairman of the Board of Directors. On 27 December 2017, Mr Costas P. Michaelides was elected as the Non-Executive Chairman of the Board of Directors in replacement of Mr Panayotis-Aristidis (Takis) A. Thomopoulos who resigned.

(2) On 31 January 2018, Arthur Michael Royal Aynsley resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(3) On 28 February 2018, Petros K. Sabatacakis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

The financial statements are subject to approval by the Bank’s Annual Shareholder’s Meeting.

These annual financial statements have been approved for issue by the Bank’s Board of Directors on 28 March 2018.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                                    Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank as at and for the year ended 31 December 2017 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss, all derivative contracts, assets held for sale measured at fair value less cost of disposal and defined benefit pension plans with plan assets, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets (“DTA”), estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2                                    Going concern

Liquidity

Total Eurosystem funding significantly reduced during 2017 at €2.8 billion as at 31 December 2017 (31 December 2016: €12.3 billion), all of which related to ECB funding (31 December 2016: €6.7 billion from ECB and €5.6 billion from ELA). Furthermore, as of 31 December 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of €3.4 billion, while the Bank’s ELA liquidity buffer stood at €9.4 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 December 2017 was 17.0% exceeding the SREP ratio of 12.25% and 12.875% for 2017 and 2018 respectively (see Note 4.7).

Macroeconomic developments

After a slight decline of 0.3% year-over-year (“y-o-y”) in real Gross Domestic Product (“GDP”, in constant prices) in 2016, GDP growth entered positive territory in 2017 (+1.3%, y-o-y), mainly supported by a notable rebound in gross capital formation (14.9% y-o-y in 2017), which added 1.8 pps to annual production growth and compensated for the subdued private consumption (0.1% y-o-y, in the same period). In fact, this is the strongest GDP performance in ten years, following a cumulative contraction of 26.1%, y-o-y, between 2008 and 2016, despite the tighter-than-initially-expected fiscal conditions in 2017. Deflation ended in 2017, with the consumer price index increasing by 1.1%, y-o-y, following an annual average decline of 1.2% in 2013-2016.

An increasing number of coincident and economic confidence indicators, especially for the business sector, showed a significant improvement over the course of 2017, which continued in early 2018 (with some of these indicators returning to pre-crisis levels in January and February 2018), suggesting that economic activity is going to gain additional traction in 2018. A further improvement in Greece’s economic performance in 2018 is expected to be buoyed by declining uncertainty and a sustainable lowering in Greece’s sovereign risk premia, a consistently strong tourism performance — exemplified by the favourable dynamics in early tourism bookings for 2018 — and inflows of the Third Program funding (in conjunction with synergies from Juncker Plan, European Investment Bank (“EIB”) financing and private funds), which will support liquidity creation and business investment. A positive impact on household disposable income from the sustainable improvement in labour market conditions, combined with a pick-up in hourly labour compensation in more competitive sectors, are expected to support a higher private consumption compared to 2017 (1.2% y-o-y, in 2018, according to European Commission estimates). Greece’s economic performance will be also supported by the healthy increase in economic activity in the Euro area — Greece’s major market for exports of goods and services — which is expected to reach 2.3% y-o-y in 2018 from 2.5% y-o-y in 2017 (according to the latest estimates of the European Commission), overperforming compared to other major developed economies. Against this backdrop, Greece’s GDP growth is expected to reach 2.6%, y-o-y, on average, in 2018, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”). However, the

Notes to the Financial Statements

Group and Bank

recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets (a primary surplus in General Government Budget of 3.5% of GDP in 2018-2022), a slower-than-initially-expected improvement in liquidity conditions and the vulnerable financial position of a significant number of households and small business units, following the multiyear crisis. A potential emergence of adverse external factors affecting export demand, euro’s exchange rates against other trade partners, imported inputs’ prices (especially energy costs) or financial and monetary conditions internationally, could weigh on Greece’s economic performance.

The fiscal overperformance continued in 2017, with the European institutions projecting that Greece is likely to overachieve the 1.75% of GDP primary surplus program target for 2017 by a margin of, at least, 0.5% of GDP. Moreover, an additional round of fiscal tightening is expected for 2018, when the Government Budget 2018 foresees a primary surplus at a General Government level (according to Program definition) of 3.8% of GDP in 2018, against the respective target of 2.44% of GDP in 2017. Nonetheless, maintaining this favourable momentum in fiscal adjustment remains highly dependent on an increasing revenue performance, which, in turn, could further weigh on private sector’s financial position. Moreover, the achievement of this fiscal target is likely to take, again, an additional toll on the pace of improvement of liquidity conditions and private sector’s debt servicing capacity.

As regards the upcoming disbursements for 2018, following the completion of the third review of the Third Program in early March 2018, the Institutions decided the disbursement of the fourth tranche of the European Stability Mechanism (“ESM”) Program amounting to €6.7 billion to cover current financing needs, further arrears clearing and “to support the build-up of the cash buffer of the Greek State, in order to support Greece’s return to the market”. The amount is planned to be disbursed in two instalments, beginning with a first instalment of €5.7 billion in late-March 2018, whereas the second disbursement of €1 billion will be used for arrears clearance and will be disbursed until May 2018, upon completion of the necessary actions by the Greek government. A timely completion of the fourth review of the Third Program, which will unlock additional funding resources up to an amount of €11.7 billion and set the stage for a successful completion of the Third Program, along with the accumulation of a sizeable cash buffer (financed by Program funds and sovereign bond issuance) by the Greek State — with a view to fully cover its debt servicing needs in a 2-year horizon — is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures.

The capacity of the Hellenic Republic to re-access the markets for financing its maturing debt on a sustainable basis, following the successful issuance of a 7-year bond and 12-month Treasury bill in February 2018 and in March 2018, respectively, which have raised €4 billion in total, is a critical step for the country’s return to economic normalcy. A timely completion of the fourth review, along with the provision of further detail on the specifics of the medium and long-term strategy for reducing public debt servicing costs are expected to support the efforts of the Hellenic Republic to access the markets on a sustainable basis.

Nevertheless, Greece’s sovereign and private debt valuations and economic conditions, in general, are unlikely to remain unaffected in the event of a significant adjustment in international markets and/or a protracted increase in volatility internationally, despite the supportive role of improving macroeconomic stability domestically. A significant delay in the completion of the fourth review, possible uncertainties regarding the additional debt relief measures by the official lenders, agreed in the Eurogroup of 25 May 2016, and further specified in Eurogroups of 15 June 2017 and 12 March 2018, or an insufficient build-up of the liquidity buffer, could give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral valuations — especially real estate — along with the additional pressure on demand from fiscal measures. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the Euro area or globally, geopolitical risks and/or a further appreciation in energy prices could create downside risks to Greece’s economic performance.

2018 Stress Test

Since February 2018, the four Greek Systemic Banks are subject to a Stress Test Exercise carried out by the ECB in close collaboration with the Bank of Greece. The exercise is performed according to the methodology, scenarios and templates developed by the European Banking Authority (EBA). The 2018 Stress Test for the four Greek Banks is expected to be finalized by May 2018.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the elimination of ELA reliance, the decrease of ECB funding and current access to the Eurosystem facilities with significant collateral buffer (b) the Bank’s and the Group’s CET1 ratio of 31 December 2017 which exceeded SREP requirements even after the adoption of IFRS 9 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

2.3                                    Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2017

Amendments

•IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses. This amendment clarifies the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences. An entity

Notes to the Financial Statements

Group and Bank

assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

• IAS 7 (Amendments) Disclosure Initiative. The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

• Annual Improvements to IFRS Standards 2014—2016 Cycle. The amendments impact IFRS 12 and clarify the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10—B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

The adoption of the aforementioned amendments did not have a material impact on the Group’s consolidated and separate financial statements.

New standards, amendments and interpretations to existing standards effective after 2017

New standards effective after 2017

•  IFRS 9 Financial Instruments (effective for annual periods beginning on or after 1 January 2018). In July 2014, the IASB issued IFRS 9 Financial Instruments, which is the comprehensive standard to replace IAS 39 Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Further information on the requirements of IFRS 9, how the Group will apply IFRS 9 and the expected impact upon adoption, is included in Note 47.

• IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018). IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

•                  Identify the contract with the customer

•                  Identify the performance obligations in the contract

•                  Determine the transaction price

•                  Allocate the transaction price to the performance obligations in the contracts

•                  Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. The standard will be applied from 1 January 2018 and is not expected to have a significant impact on the Group’s consolidated and separate financial statements.

• IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019). IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessees recognise a right of use asset and a corresponding financial liability on the balance sheet. The asset is amortised over the length of the lease, and the financial liability is measured at amortised cost. Lessor accounting remains substantially the same as under IAS 17. The Group is currently assessing the impact of IFRS 16, and it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed. Existing operating lease commitments are set out in Note 34.

• IFRS 17 Insurance Contracts (effective for annual periods beginning on or after 1 January 2021, as issued by the IASB). IFRS 17 is a comprehensive standard for insurance contracts, in contrast to IFRS 4, which was issued as an interim standard that permitted companies to continue their accounting practices for insurance contracts and focused on enhancing disclosures on the amount, timing and uncertainty of future cash flows from insurance contracts. As of 31 December 2017, the Group’s insurance subsidiary, Ethniki Hellenic General Insurance SA is classified as a discontinued operation, therefore, IFRS 17 is not expected to have a material impact on the Group’s consolidated and separate financial statements.

Amendments to standards and interpretations effective after 2017

• IFRIC 22 Foreign Currency Transactions and Advance Consideration (effective for annual periods beginning on or after 1 January 2021, as issued by the IASB). The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value

Notes to the Financial Statements

Group and Bank

or at the fair value of the consideration received or paid at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

Consensus: The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

• IFRS 15 (Amendment) Clarifications to IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018). The amendment clarifies three aspects of the standard (identifying performance obligations, principal versus agent considerations, and licensing) and provides some transition relief for modified contracts and completed contracts.

• IFRS 2 (Amendment) Classification and Measurement of Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2018). The amendment clarifies the standard in relation to the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

• IFRS 4 (Amendment) Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (effective for annual periods beginning on or after 1 January 2018). The amendments relate to the overlay approach to be applied when IFRS 9 is first adopted. Deferral approach effective for annual periods beginning on or after 1 January 2018 and only available for three years after that date. The amendment provides two options for entities that issue insurance contracts within the scope of IFRS 4:

•                  an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets; this is the so-called overlay approach;

•                  an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4; this is the so-called deferral approach.

The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

Further information on the approach that will be applied by the Group for its insurance subsidiary, Ethniki Hellenic General Insurance SA, upon transition to IFRS 9, is included in Note 47.

• IAS 40 (Amendment) Transfers to Investment Property (effective for annual periods beginning on or after 1 January 2018). The amendment to IAS 40 Investment Property:

•                  Amends paragraph 57 to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use.

•                  The list of examples of evidence in paragraph 57(a) — (d) is now presented as a non-exhaustive list of examples instead of the previous exhaustive list.

• Annual Improvements to IFRS Standards 2014—2016 Cycle (effective for annual periods beginning on or after 1 January 2018). The amendments applicable to the Group relate solely to IAS 28 and clarify that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

• IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The interpretation addresses the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12. It specifically considers:

•                  Whether tax treatments should be considered collectively

•                  The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•                  The effect of changes in facts and circumstances.

• IAS 19 (Amendment) Plan Amendment, Curtailment or Settlement (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB), specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. IAS 19 Employee Benefits specifies how a company accounts for a defined benefit plan. When a change to a plan—an amendment, curtailment or settlement—takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. The amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan.

• Annual Improvements to IFRS Standards 2015—2017 Cycle (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB).The amendments impact the following standards:

IFRS 3 - amended to clarify that a company is to remeasure its previously held interest in a joint operation when it obtains control of the business

Notes to the Financial Statements

Group and Bank

IFRS 11 - amended to clarify that a company is not to re-measure its previously held interest in a joint operation when it obtains joint control of the business

IAS 12 - clarified to state that a company accounts for all income tax consequences of dividend payments in the same way

IAS 23 - clarified to provide that a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•IFRS 9 (Amendment) Prepayment Features with Negative Compensation (effective for annual periods beginning on or after 1 January 2019). The amendment to IFRS 9 allows companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at FVTOCI if a specified condition is met, instead of at FVTPL.

•IAS 28 (Amendment) Long-Term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The amendments to IAS 28 clarify that companies should account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The Group and the Bank have not adopted these amendments and interpretations, however they are not expected to have a material impact on the Group’s consolidated and separate financial statements.

2.4                                    Consolidation

2.4.1                Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including structured entities), which are entities controlled by the Bank. Control is achieved, if and only if, the Bank has a) power over the subsidiaries b) exposure, or rights to variable returns from its involvement with the subsidiaries and c) the ability to use its power over the subsidiaries to affect the amount of the Bank’s returns.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit/(loss) for the period and total comprehensive income/(expense) of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2                Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income/ (expense) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3                Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4                Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

Notes to the Financial Statements

Group and Bank

2.4.5                Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.4.6                Associates

Associates are entities over which the Group has significant influence, but which it does not control. If the Group holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss). The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves). Dividends received from the associate during the year reduce the carrying value of the investment. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.7                Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. A joint arrangement has the following characteristics:

(a)         The parties are bound by a contractual arrangement and

(b)         The contractual arrangement gives two or more of those parties joint control of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

A joint arrangement is either a joint operation or a joint venture.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Those parties are called joint venturers.

The Group determines the type of joint arrangement in which it is involved and classifies the joint arrangement as a joint operation or a joint venture depending upon the rights and obligations of the parties to the arrangement.

In case of a joint operator the Group recognizes:

a) its assets, including its share of any assets held jointly, b) its liabilities, including its share of any liabilities incurred jointly, c) its revenue from the sale of its share of the output arising from the joint operation d) its share of the revenue from the sale of the output by the joint operation and e) its expenses, including its share of any expenses incurred jointly.

When the Group acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3 “Business combinations”, it applies, to the extent of its share in accordance with previous paragraph, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in IFRS 11 “Joint arrangements”. This applies to the acquisition of both the initial interest and additional interests in a joint operation in which the activity of the joint operation constitutes a business.

In case of a joint venture the Group recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method. (see Associates above).

2.4.8                Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.9                Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Notes to the Financial Statements

Group and Bank

2.5                                    Business combinations

2.5.1                Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are generally recognised in the income statement as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

(a)         deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

(b)         liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Share based payment transactions); and

(c)          assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2                Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3                Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration that is either a financial instrument within the scope of IAS 39 or a non-financial asset or liability, is remeasured, at fair value at each subsequent reporting date and the changes in fair value are recognised in the income statement.

2.5.4                Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5                Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Contingent consideration), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6                                    Foreign currency translations

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements of the Group are presented in millions of Euro (€), which is the functional currency of the Bank.

Notes to the Financial Statements

Group and Bank

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7                                    Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

(a)         Trading and

(b)         Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1                Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Sale and repurchase agreements).

2.7.2                Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

i.                  Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

ii.               A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

iii.            The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3                Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

Notes to the Financial Statements

Group and Bank

2.8                                    Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the Statement of Financial Position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

i.                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

ii.               the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

iii.            the hedge is highly effective on an ongoing basis.

2.8.1                Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2                Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3                Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4                Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

Notes to the Financial Statements

Group and Bank

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities.

2.8.5                Novation of derivatives and continuation of hedge accounting

When a) a derivative designated as a hedging instrument is novated to a clearing counterparty and b) certain conditions are met, a relief from discontinuing hedge accounting is provided.

2.9                                    Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10                             Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

Notes to the Financial Statements

Group and Bank

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11                             Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market. An active market, is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide pricing information on an ongoing basis and are characterized with low bid/ask spreads.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12                             Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”. The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13                             Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Notes to the Financial Statements

Group and Bank

Loans originated by the Group are recognised when cash is advanced to borrowers. Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Financial assets and liabilities designated as at fair value through profit or loss).

2.14                     Impairment losses on loans and advances to customers and write-offs

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)         significant financial difficulty of the issuer or obligor;

(b)         a breach of contract, such as a default or delinquency in interest or principal payments;

(c)          the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)         it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)          the disappearance of an active market for that financial asset because of financial difficulties; or

(f)           observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.                adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

ii.             national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the Statement of Financial Position. Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant. Individually significant exposures are those exposures that exceed the lower of 0.1% NBG’s group entity’s equity and €750 thousand.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised

Notes to the Financial Statements

Group and Bank

impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Write-offs

The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

i.                  The past due status of the loan.

ii.               The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

iii.            The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

iv.           The existence of other assets held by the borrower identified through available databases.

v.              An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

i.                  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

ii.               Unsecured consumer, credit card and Small Business Lending (“SBL”) exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

iii.            Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

2.15                     Derecognition

2.15.1     Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

i.                  the rights to receive cash flows from the asset have expired;

ii.               the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

iii.            the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

iv.           When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

Notes to the Financial Statements

Group and Bank

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on transfers that qualify for derecognition are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2     Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognised initially, an entity shall measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured.

2.16                     Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the Statement of Financial Position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17                     Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18                     Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19                     Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position when, and only when there is currently a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20                     Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Notes to the Financial Statements

Group and Bank

2.21                     Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22                     Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23                     Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24                     Goodwill, software, and other intangible assets

2.24.1     Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Business combinations-Goodwill) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this

Notes to the Financial Statements

Group and Bank

assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 24. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2     Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3     Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

i.                  the technical feasibility of completing the internally generated software so that it will be available for use,

ii.               its intention to complete and use the asset,

iii.            the ability to use the asset,

iv.           how the asset will generate future economic benefits,

v.              the ability of adequate technical, financial and other resources to complete the development and use the asset and

vi.           the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4     Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25                     Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1     Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract. A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity. The associated premiums are recognized on issuance or renewal of the contracts.

Notes to the Financial Statements

Group and Bank

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term. Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Investment Contracts are defined as those contracts that are not classified as Insurance Contracts.

b1. Deposit Administration Funds (DAF)

Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

b2. Unit Linked investment contracts

Policies linked with financial instruments where the insured bears the investment risk.

2.25.2     Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3     Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT): The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4     Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded. Amounts paid for retroactive reinsurance are reported as reinsurance receivables, increased to the amount of the recorded reserves relating to the underlying reinsured contracts. Any resulting gain is deferred and amortised over the remaining settlement period. Where the amount paid exceeds recorded reserves, the excess is recognized in the income statement.

2.26                     Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1     A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Notes to the Financial Statements

Group and Bank

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2     A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the Statement of Financial Position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.27                     Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28                     Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29                     Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30                     Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1     Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, determined using a number of financial and demographic assumptions. The most significant assumptions include age, years of service or compensation, life expectancy, the discount rate, expected salary increases and pension rates. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets. The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis at the end of each annual reporting period, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or for currencies for which there is no deep market in such high quality corporate bonds, the market yields (at the end of the reporting period) on government bonds denominated in that currency shall be used. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined liability/(asset). Service cost (current service cost, past service cost (including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset) are charged to the income statement and are included in staff costs. The defined benefit obligation net of plan assets is recorded on the Statement of Financial Position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to fully reflect the full value of the plan deficit or surplus.

Notes to the Financial Statements

Group and Bank

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2     Share based payment transactions

The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30.3     Termination benefits

A liability for a termination benefit is recognised at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.31                     Income taxes

Current income tax liability is based on taxable profit for the year. Taxable profit differs from profit/(loss) for the period as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s current income tax liability is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for defined benefit obligations and other post retirement benefits, loss from the Private Sector Initiative (“PSI”) and property and equipment. DTA relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax losses carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax advances against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

Notes to the Financial Statements

Group and Bank

2.32                     Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33                     Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.34                     Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35                     Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the Statement of Financial Position.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

(a)         its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

(b)         its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

Notes to the Financial Statements

Group and Bank

2.36                     Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37                     Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include the members of the Board of Directors, the General Managers the members of the Executive Committees of the Bank, the key management of the Group companies, their close relatives, companies controlled or joint controlled by them and companies over which they can influence the financial and operating policies.

2.38                     Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39                     Earnings /(losses) per share

A basic earnings per share (EPS) ratio is calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:                         Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2017.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Impairment losses on loans and advances to customers

Management is required to exercise judgment in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances to customers.

The methodology and assumptions used are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

The estimation methods used by the Bank’s management for collective impairment allowances, include the use of statistical analyses of historical information, supplemented with significant judgment, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than historical experience. Where changes in economic, regulatory or behavioral conditions result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models, risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

Risk factors include changes in the macroeconomic environment and economic conditions such as national trend in housing market, unemployment rates, political circumstances, changes in laws and regulations and other influences on customer payment patterns.

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay.

Additional information related to Impairment losses on loans and advances to customers is disclosed in Note 13 and Note 20.

Notes to the Financial Statements

Group and Bank

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets or their prices are not readily available, are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. These models take into consideration the impact of credit risk if material. For derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to the impact of own credit risk (“DVA”) on the valuation of derivatives, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used. Valuation results are periodically reviewed by qualified personnel independent of the area that created the valuation. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models. A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the Statement of Financial Position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Additional information related to fair value of financial instruments is disclosed in Note 4.8.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment. In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost. This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the variation in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer (see Note 13).

Impairment assessment of Hellenic Republic exposure

At 31 December 2017 the exposure to the Hellenic Republic, other than bonds with no unrealised losses was assessed for impairment and the Group concluded that there is no objective evidence of impairment, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with these financial assets, hence that the future cash flows will not be recovered in accordance with the contractual terms.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes and the amount of deferred tax asset that is recoverable. The Group considers many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on the technical merits of tax position taken and estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

Deferred tax assets are recognized in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Estimating the expected future taxable income requires the application of judgment and making assumptions about the future trends of the key drivers of profitability, such as loan and deposits volumes and spreads.

As of 31 December 2017 the Bank assessed the recoverability of its deferred tax asset, taking into account the actual performance for the year ended 31 December 2017, the declining growth rate of loans past due for more than 90 days, the increased customer deposits with reduced cost, the elimination of ELA and related cost, the completed and agreed disposals of NBG’s subsidiaries as per the 2015 Revised Restructuring Plan and the improved economic conditions in Greece (see Note 2.2).

Notes to the Financial Statements

Group and Bank

Taking into consideration the above, Management prepared analytical financial projections up to the end of 2020 and used its best estimates regarding the growth assumptions thereafter. Based on the above, Management concluded that a deferred tax asset of €4,916 million for the Group and €4,906 million for the Bank may be treated as realisable.

The amount of the deferred tax asset on tax losses and deductible temporary differences currently treated as non-realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece.

Additional information related to income taxes is disclosed in Note 14 and Note 26.

Pensions benefits — Defined benefit obligation

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions such as mortality, disability and rates of employee turnover and financial assumptions such as the discount rate, salary changes and benefit levels. Any changes in these assumptions will impact the carrying amount of defined benefit obligations. The Group determines the appropriate discount rate at the end of each year by reference to market yields based on high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related defined benefit obligations. Where a deep market in these bonds does not exist, estimates of rates which take into account the risk and maturity of the related liabilities are used.

Additional information related to other key assumptions for defined benefit obligations is disclosed in Note 11.

Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

The Bank accounts for and assesses for impairment investments in subsidiaries, associates and joint ventures in its individual financial statements as described in Note 2.4.9. This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results (see Note 13).

NOTE 4:                         Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to keep upgrading its policies, processes, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1                            Risk management framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the ECB, the Bank of Greece and the Hellenic Capital Markets Commission (“HCMC”), including any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of constituents. In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing risk management across the Group. All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. In addition, an independent Model Validation Unit has been established reporting directly to the Group CRO. A separate compliance function, the Group Compliance and Corporate Governance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations. The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework, acting as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1            Board Risk Committee

The Board Risk Committee (“BRC”) was established by Board decision (meeting no. 1308/20.7.2006) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006. The Committee has two roles, namely it operates a) as the Board Risk Management Committee and b) as the Board Committee Responsible for Non-Performing Loans/Exposures (NPLs/NPEs) as prescribed by Art. 10 par. 8 of Greek Law 3864/2010, as in force.

The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

During 2017, the Committee convened twelve times. During the year, in January 2017 following BRC submission to the Board the Board Risk Committee Charter was revised while it to be noted that the Committee has a dual role, having specific competence also

Notes to the Financial Statements

Group and Bank

over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating also as the Bank’s special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010, as in force.

In 2017 the Committee was informed and consulted in detail on a regular basis on Risk issues as well as on IFRS9 project process. In addition, the Committee extensively concerned on issues related to NPL/NPEs, particularly based on reports of systemic measurements of their effectiveness and efficiency. Furthermore the committee approved Policies related to the proper internal operations of the group. On February 2017 the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process 2016 and the Internal Liquidity Adequacy Assessment Process 2016 while the committee approved on a quarterly basis the Report to the Bank of Greece on the Management of Loans in Arrears and Non-Performing Loans, as per Bank of Greece Act 42.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code and one member is the HFSF representative at the Board of Directors. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance and Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

4.1.2            Group risk management

The Bank acknowledges the need for efficient risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

In addition, an independent Model Validation Unit (MVU), reporting directly to the CRO, is assigned the task of the validation of the Bank’s models and the production of all relevant reports to the Board and the top management.

Based on its charter, the mission of the GRCAD is to:

•                  Specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

•                  Establish guidelines for the development of methodologies for Expected Loss (EL) and its components, i.e. Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) for each segment of corporate and retail asset class;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

•                  Estimate Regulatory Capital required in respect with Credit Risk and Internal Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

•                  Plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

•                  Independently evaluate financial products, assets and liabilities of the Bank and the Group;

•                  Estimate Regulatory Capital required in respect with Market Risk and Operational Risk and prepare relevant regulatory and MIS reports; and

•                  Regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the BRC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

•                  the Credit Risk Control Subdivision;

•                  the Analysis and Risk MIS Subdivision; and

•                  the Capital Reporting Subdivision,

whereas the GMORMD consists of:

•                  the Market and Liquidity Risk Management Subdivision;

•                  the Counterparty Risk Management Subdivision; and

•                  the Operational Risk Management Subdivision.

Notes to the Financial Statements

Group and Bank

Both Divisions report to the Group CRO.

4.1.3            Asset and liability management

The asset and liability management policy concerns the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank.

4.1.4            Internal Audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5            Management of risks

The Group risk management processes distinguish among the following kinds of risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the section below.

4.2                            Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk NBG Group faces. The credit risk processes are conducted separately by the Bank and each of its subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1            Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

The Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceed 80% of its banking book loan exposures on a standalone basis.

4.2.2            Credit risk assessment, monitoring and internal ratings

The credit risk process for the Bank on obligor level is managed centrally by GRCAD, working closely with the Credit Units and the centralised underwriting units, responsible for the particular types of credit.

The Bank uses different credit risk rating models, according to the nature of credit portfolios, which are reviewed systematically and validated annually by the by the independent MVU. More specifically:

Notes to the Financial Statements

Group and Bank

Corporate Portfolio

NBG developed a corporate portfolio rating system which, following approval and certification by the Bank of Greece, is used to quantify risk parameters, such as Probability of Default (“PD”), and supports the application of the Internal Ratings-Based Approach (IRB) for calculating capital requirements against credit risk.  The rules for classifying customers (obligors) into rating grades are set out in detail in the Corporate Credit Policy.  In brief, the ratings scale contains 21 grades, 19 of which correspond to borrowers who are not in default and 2 to borrowers who are in default.  Different exposures against the same borrower receive the same rating grade, regardless of the specificities of various characteristics of credit (e.g. type of facility, collateral provided, etc.).  The rating procedure is carried out at least annually and whenever new information or new financial data arise and may affect the risk undertaken.  The Bank uses four models to assess the creditworthiness of corporate obligors. All of these models, are hosted on the Risk Analyst™ (RA) platform, developed by Moody’s.  Corporate obligors are assessed via the following models:

1.              Corporate Rating Model (CRM): “Hybrid” rating model implemented via Risk Analyst platform (upgraded version of Moody’s Risk Advisor software) focusing on companies with full financial data.

2.              Expert judgement model: Used for specific type of obligors (such as newly established firms without financial data, construction consortiums, insurance companies, etc.) that cannot be rated by the CRM.

3.              Specialised Lending — Slotting Criteria Scorecards: Project and Object Finance credits.

4.              Limited Financials Scorecards: Applied to newly founded companies and smaller firms with limited financial data, which keep simplified B-class accounting ledgers.

All these models produce ordinal rankings of obligors (or credits, in the case of project and object finance) which are then mapped to a unique PD. Models are validated annually and calibrated, whenever necessary.

Retail Portfolio

The management of credit risk in the retail portfolio starts at the approval stage. The underwriting process is centralised which ensures segregation of duties and uniform enforcement of underwriting standards. Every application is assessed using product based application scorecards. Furthermore, throughout the life of each credit, the payment behaviour is regularly monitored, using statistically-developed scorecards. Monthly reports about the quality of each retail loan book are provided by GRCAD for management review and corrective measures are proposed to mitigate and control credit risk, whenever necessary.

The mortgage portfolio in particular, is reviewed using more advanced methods since the Bank adopted the A- IRB approach in 2008 for estimating capital requirements against credit risk for mortgage exposures.  The Bank’s original PD model was developed in 2007 and re-calibrated in 2012. Its use for capital reporting is approved by Bank of Greece (NCA) and its discriminative power is regularly monitored. Any non-defaulted exposure is rated using this PD model on a monthly basis and is classified in one of 10 pools with common risk attributes (Rating pools).  Each pool receives a different PD.  All defaulted exposures receive a PD of 100%.

An LGD model for mortgage loans was internally developed in 2010. The model is divided into two parts; the first part calculates the probability that a loan account will return to performing status (probability of curing) while the second measures the loss, which is calculated based on recovery cash inflows. The model takes into account loan maturity, product type, the borrower’s behaviour (e.g. whether there have been any delinquencies during the last 18 months of payment history) as well as maturity ratios.  The approach used to measure recoveries allows the Bank to extend its debt collection horizon to 15 years for mortgages.  The LGD model was validated and calibrated in 2012 and was submitted to Bank of Greece.

As far as loans to SBL are concerned, the same basic principle of centralised assessment and monitoring is followed as in corporate portfolio.  All credit applications are evaluated first, at inception, and then at least once a year and certainly, on credit limits renewal dates.  The assessment uses the SBL Model that generates a rating score, which in turn corresponds to a PD.  This model is being used by the business units since the end of 2010 and henceforth and was thoroughly revised in 2012 by the addition of an independent “behavioural score” variable.  A standard behavioural scorecard examines the customer’s behaviour in respect to all of his accounts, both credit and deposit ones, weighs a number of variables accordingly (e.g. delinquencies, limit usage, etc.) and generates automatically a score every month.  The addition of a behavioural score led to a significant increase in the predictive power of the SBL Model.

Loans and advances to SBL are, like corporate credits, secured by various types of eligible collateral aiming to mitigate credit risk.  Such collateral include pledges over business premises or residential real estate, post-dated checks, invoices and other receivables.  The LGD model measures the potential loss for the Bank in case an SBL borrower defaults.  The analysis is done on two levels: first, the model estimates the probability of the borrower returning to current status within a reasonable period of time. Then, the model estimates the loss that will be occurred if the loan agreement with the borrower is terminated.  The product of the two is LGD.  The model focuses on the repayment behaviour of the borrower, the existence or not of real estate assets pledged as collateral, on the existence of a Greek Government guarantee, as well as the total exposure amount.  As a result, every SBL obligor receives an accurate LGD estimate.

4.2.3            Concentration risk management

The Bank manages the extension of credit, controls its exposure to credit risk and ensures its regulatory compliance based on an internal limits system.  The GRCAD is responsible for limits setting, limits monitoring and regulatory compliance.

Notes to the Financial Statements

Group and Bank

The fundamental instruments for controlling Corporate Portfolio concentration are Obligor Limits, which reflect the maximum permitted level of exposure for a specific Obligor, given its Risk Rating and Sector Limits.  Any risk exposure in excess of the authorized internal Obligor Limits must be approved by a higher level Credit Approving Body, based on the Credit Approval Authorities as presented in the Corporate Credit Policy document. Both limits are subject to BRC approval on an annual basis.

Credit risk concentration arising from a large exposure to a counterparty or group of connected clients whose probability of default depends on common risk factors, is monitored through the Large Exposures and Large Debtors reporting framework.

Finally, within the Internal Capital Adequacy Assessment Process (ICAAP), the Bank has adopted a methodology to measure the risk arising from concentration to economic sectors (sectoral concentration) and to individual companies (name concentration).  Additional capital requirements are calculated, if necessary, and Pillar 1 capital adequacy is adjusted to ultimately take into account such concentration risks.

4.2.4            Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.14. In addition, a Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are the Chief Executive Officer and the Deputy Chief Executive Officers of the Bank.

4.2.5            Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2017 and 2016, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the Statement of Financial Position:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Due from banks	1,736	2,227	1,723	2,579
Trading securities (see Note 18)	1,725	1,857	1,773	1,851
Derivative financial instruments (see Note 19)	3,681	4,482	3,673	4,466
Loans and advances to customers (see Note 20)	37,941	41,643	36,248	38,166
Investment securities (see Note 21)	3,685	12,484	3,363	10,117
Insurance related assets and receivables	—	105	—	—
Other assets (see Note 27)	1,452	1,534	1,323	1,327
Credit commitments (see Note 34)*	3,138	3,157	3,746	3,574
Total	53,358	67,489	51,849	62,080

* Commitments to extend credit at 31 December 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2017 are €6,474 million (2016: €5,768 million)  and €6,110  million for the Bank (2016: €5,268 million)

4.2.6            Collateral and other credit enhancements

Counterparty risk

Counterparty risk is due to interbank Securities Financing Transactions (SFTs) and OTC derivatives transactions and it arises from the possibility of the obligor’s failure to meet the contractual obligations. For an efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

Notes to the Financial Statements

Group and Bank

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral.  The Group implements guidelines on the eligibility of specific types of collateral, as described in Corporate and Retail Credit Policy documents.  In the same documents, eligible types of collateral for regulatory purposes (funded and unfunded credit risk mitigation techniques), are also presented.

The main collateral types for loans and advances to customers are:

Real Estate Collaterals

•                  Residential real estate,

•                  Commercial real estate,

•                  Industrial real estate

Financial Collaterals

•                  Cash collaterals,

•                  Assigned receivables,

•                  Pledges over financial instruments, such as debt securities and equities;

Other Collaterals

•                  State guarantees, vessels, equipment, inventory, and other collateral.

Guarantees received

•                  Personal, corporate, public entities, local authorities and other guarantees.

The Bank has internally developed a Collateral Management System in order to upgrade the control and monitoring of collaterals received for both corporate and retail loans, as well as to fulfil the requirements arising from the regulatory framework.  The user of the system is able to retrieve information regarding collateral at different aggregation levels, to monitor all useful aspects of collateral in order to preserve adequate coverage as well as automatically calculate required haircuts on the collateral values.

Furthermore, the Collateral Management System is designed so as to provide information regarding exposure per guarantor in the case of credit guarantees.  The basic types of credit guarantees are:

Bank Guarantees

This guarantee is deemed an acceptable form of unfunded credit protection and takes the form of a Letter of Credit (L/C) or a Letter of Guarantee (L/G) from Financial Institutions, domestically and abroad.

State Guarantee

This guarantee is considered as equivalent to the pledge on a liquid asset only if it is direct, explicit, irrevocable and unconditional, hence no external factors could affect the substance of coverage.

Guarantee by ETEAN Fund (formerly known as TEMPME)

This guarantee is considered as equivalent to the pledge on a liquid asset if the decision of the ETEAN Fund does not include conditions and special clauses concerning factors beyond the Bank’s control.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers. Debt securities, treasury and other eligible bills are generally unsecured.

Valuation of collateral

According to the Bank’s Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years. Real estate collateral valuations are coordinated by the Technical Services Department of Bank, which is independent from Retail and Corporate divisions. The valuations are performed by qualified and appropriately trained external appraisers, appointed by the Department. Regarding domestic retail Lending, the value of all residential collaterals is annually adjusted based on an independent published Greek property index (Propindex).

In addition, according to the Group impairment methodology, bank units that are responsible for the impairment assessment of Corporate and SBL portfolios have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

Notes to the Financial Statements

Group and Bank

When the value of the collateralised property exceeds the loan balance, the value of collateral is capped to the loan balance before allowance for impairment. A breakdown of collateral and guarantees received to mitigate credit risk exposure arising from loans and advances to customers is summarised as follows:

Breakdown of collateral and guarantees - Group

	31.12.2017					31.12.2016
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received

Retail Lending	14,847	414	1,064	16,325	11,053	16,801	221	1,200	18,222	11,659
Corporate Lending	4,942	1,113	2,980	9,035	8,280	5,308	915	3,947	10,170	8,848
Public Sector Lending	68	10	32	110	27	73	15	157	245	29
Total	19,857	1,537	4,076	25,470	19,360	22,182	1,151	5,304	28,637	20,536

Breakdown of collateral and guarantees - Bank

	31.12.2017					31.12.2016
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	14,729	194	1,023	15,946	11,053	15,645	192	1,144	16,981	11,659
Corporate Lending	3,851	921	2,676	7,448	8,248	3,960	864	3,342	8,166	8,672
Public Sector Lending	68	10	31	109	27	73	15	155	243	29
Total	18,648	1,125	3,730	23,503	19,328	19,678	1,071	4,641	25,390	20,360

Loan to Value (LTV) Ratio of Mortgage portfolio

Loan to Value Ratio is the relationship between the loan and the appraised value of the property held as collateral. A breakdown of mortgages by range of LTV is summarised as follows:

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Less than 50%	1,911	2,075	1,810	1,920
50%-70%	2,265	2,607	2,176	2,430
71%-80%	1,339	1,616	1,317	1,502
81%-90%	1,274	1,534	1,267	1,422
91%-100%	1,625	1,336	1,623	1,255
101%-120%	2,152	3,036	2,150	2,851
121%-150%	2,669	2,747	2,666	2,648
Greater than 150%	3,256	3,041	3,247	2,888
Total exposure	16,491	17,992	16,256	16,916
Average LTV	106.1%	102.2%	107.0%	103.6%

4.2.7            Loans and advances to customers

Credit quality of loans and advances to customers is summarised as follows:

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2017	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	11,691	2,116	414	10,357	24,578	(240)	(5,571)	(5,811)	18,767	16,325
Mortgages	8,536	1,528	34	6,393	16,491	(8)	(2,403)	(2,411)	14,080	13,862
Consumer loans	1,727	308	21	1,630	3,686	(12)	(1,388)	(1,400)	2,286	449
Credit cards	477	65	1	286	829	—	(281)	(281)	548	—
Small Business Lending	951	215	358	2,048	3,572	(220)	(1,499)	(1,719)	1,853	2,014
Corporate Lending	10,048	638	5,845	709	17,240	(3,550)	(808)	(4,358)	12,882	9,035
Large	7,441	319	3,302	153	11,215	(1,974)	(456)	(2,430)	8,785	5,352
SMEs	2,607	319	2,543	556	6,025	(1,576)	(352)	(1,928)	4,097	3,683
Public Sector Lending	6,133	141	82	6	6,362	(61)	(9)	(70)	6,292	110
Greece	6,064	141	82	6	6,293	(61)	(9)	(70)	6,223	110
Other countries	69	—	—	—	69	—	—	—	69
Total	27,872	2,895	6,341	11,072	48,180	(3,851)	(6,388)	(10,239)	37,941	25,470

Notes to the Financial Statements

Group and Bank

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2016	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	13,604	1,954	536	11,635	27,729	(331)	(6,283)	(6,614)	21,115	18,222
Mortgages	10,079	1,312	65	6,536	17,992	(22)	(2,267)	(2,289)	15,703	15,433
Consumer loans	2,015	350	51	2,327	4,743	(38)	(1,924)	(1,962)	2,781	627
Credit cards	510	75	1	460	1,046	(1)	(454)	(455)	591	—
Small Business Lending	1,000	217	419	2,312	3,948	(270)	(1,638)	(1,908)	2,040	2,162
Corporate Lending	10,642	684	6,509	777	18,612	(3,857)	(900)	(4,757)	13,855	10,170
Large	7,553	383	3,798	141	11,875	(2,174)	(487)	(2,661)	9,214	6,104
SMEs	3,089	301	2,711	636	6,737	(1,683)	(413)	(2,096)	4,641	4,066
Public Sector Lending	6,659	15	79	6	6,759	(63)	(23)	(86)	6,673	245
Greece	6,578	15	79	6	6,678	(63)	(23)	(86)	6,592	245
Other countries	81	—	—	—	81	—	—	—	81	—
Total	30,905	2,653	7,124	12,418	53,100	(4,251)	(7,206)	(11,457)	41,643	28,637

(1) Loans of €683 million (31 December 2016 €775 million) are included in neither past due nor impaired on the basis that they are guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Group

The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The days past due and the existence of forbearance measures are the credit quality indicators most relevant to the loans in the Mortgage, Consumer and Credit Cards portfolios. In accordance with our policies, the number of days past due and the existence of forbearance measures are the key factor the Group considers when determining the appropriate course of action. The credit quality indicators considered to be the most significant for Small Business Lending and Corporate Lending are the delinquency status and the credit rating. The ratings scale for Corporate Lending and Small Business customers corresponds to likelihood of default. Corporate and Small Business customers classified as “strong” have very low likelihood of default (below 1%), those classified as “Satisfactory” have low to medium likelihood of default and those customers classified as “Watchlist” have higher likelihood of default.

As at 31 December 2017	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	7,572	3,820	299	11,691	8,564
Mortgages	5,811	2,716	9	8,536	7,716
Consumer loans	1,265	462	—	1,727	204
Credit cards	477	—	—	477	—
Small Business Lending	19	642	290	951	644
Corporate Lending	2,475	6,019	1,554	10,048	4,876
Large	1,668	4,446	1,327	7,441	3,278
SMEs	807	1,573	227	2,607	1,598
Public Sector Lending	12	6,077	44	6,133	59
Greece	12	6,008	44	6,064	59
Other countries	—	69	—	69	—
Total	10,059	15,916	1,897	27,872	13,499

Credit quality of loans and advances to customers neither past due nor impaired — Group

As at 31 December 2016	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	8,375	4,815	414	13,604	10,102
Mortgages	6,424	3,646	9	10,079	9,152
Consumer loans	1,425	487	103	2,015	293
Credit cards	502	—	8	510	—
Small Business Lending	24	682	294	1,000	657
Corporate Lending	2,064	6,787	1,791	10,642	5,733
Large	1,276	4,817	1,460	7,553	3,755
SMEs	788	1,970	331	3,089	1,978
Public Sector Lending	8	6,295	356	6,659	194
Greece	8	6,214	356	6,578	194
Other countries	—	81	—	81	—
Total	10,447	17,897	2,561	30,905	16,029

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past due but not impaired
As at 31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries

1-30 days	940	186	52	190	274	203	139	—	1,984
31-60 days	368	57	9	18	13	52	—	—	517
61-90 days	220	33	4	6	18	9	—	—	290
91-180 days	—	1	—	—	—	—	—	—	1
Past due over 180 days	—	31	—	1	14	55	2	—	103
Total	1,528	308	65	215	319	319	141	—	2,895
Fair value of collateral	1,342	55	—	135	273	240	5	—	2,050

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending		Total Past due but not impaired
As at 31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries

1-30 days	842	222	62	184	246	211	4	—	1,771
31-60 days	298	61	9	21	65	23	—	—	477
61-90 days	172	34	4	9	18	20	2	—	259
91-180 days	—	1	—	—	31	5	—	—	37
Past due over 180 days	—	32	—	3	23	42	9	—	109
Total	1,312	350	75	217	383	301	15	—	2,653
Fair value of collateral	1,172	81	—	142	258	212	2	—	1,867

Impaired Loans

Impaired exposures are defined as follows

•                  loans that are individually impaired,

•                  loans that are collectively assessed for impairment with one of the following :

•                  loans for which interest, principal, or other amount relating to the loans is past due for more than 90, and

•                  loans for which Management believes that there is objective evidence of impairment due to other factors

Restoration to unimpaired status

Impaired exposures can be restored to unimpaired status following objective evidence to justify the restoration. In general, exposures can return to unimpaired status when the situation of the customer has improved to the extent that full repayment, according to the original or when applicable the modified conditions, is likely to be made.

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending		Total
As at 31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries

Performing	565	102	—	156	527	241	16	—	1,607
1-30 days	120	12	—	22	104	58	2	—	318
31-60 days	73	9	—	9	8	28	—	—	127
61-90 days	45	4	—	7	53	17	—	—	126
91-180 days	289	17	5	22	12	25	—	—	370
Past due over 180 days	3,048	137	4	509	489	841	6	—	5,034
Total	4,140	281	9	725	1,193	1,210	24	—	7,582
Fair value of collateral	4,804	190	—	1,235	1,801	1,845	46	—	9,921

Notes to the Financial Statements

Group and Bank

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total

Performing	843	197	—	188	530	257	12	—	2,027
1-30 days	78	15	—	22	98	84	—	—	297
31-60 days	52	8	—	13	106	45	—	—	224
61-90 days	39	6	—	7	68	34	—	—	154
91-180 days	222	24	9	34	17	43	—	—	349
Past due over 180 days	3,177	206	7	597	693	868	7	—	5,555
Total	4,411	456	16	861	1,512	1,331	19	—	8,606
Fair value of collateral	5,109	253	—	1,363	2,091	1,876	49	—	10,741

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Gross balance as at 1.1.2017	6,601	2,378	461	2,731	3,939	3,347	85	—	19,542
New impaired loans	799	164	25	105	363	114	11	—	1,581
Loans transferred to non-impaired	(803)	(223)	(27)	(88)	(198)	(61)	—	—	(1,400)
Repayment*	(76)	(44)	—	(55)	(129)	(123)	(3)	—	(430)
Write offs	(23)	(579)	(169)	(277)	(346)	(99)	(5)	—	(1,498)
Sale / disposal	—	—	—	—	(63)	—	—	—	(63)
Exchange differences	—	—	—	—	3	—	—	—	3
Reclassified as held for sale	(71)	(45)	(3)	(10)	(114)	(79)	—	—	(322)
Gross balance as at 31.12.2017	6,427	1,651	287	2,406	3,455	3,099	88	—	17,413
Allowance for impairment	(2,287)	(1,370)	(278)	(1,681)	(2,262)	(1,889)	(64)	—	(9,831)
Net balance as at 31.12.2017	4,140	281	9	725	1,193	1,210	24	—	7,582

* Relates to impaired exposures at the beginning of the year

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Gross balance as at 1.1.2016	7,313	2,914	758	2,757	4,024	4,207	102	—	22,075
New impaired Loans	816	296	9	179	776	266	4	—	2,346
Loans transferred to non-impaired	(1,272)	(262)	(52)	(53)	(179)	(67)	(5)	—	(1,890)
Repayment*	(84)	(61)	—	(120)	(151)	(226)	(3)	—	(645)
Write offs	(69)	(412)	(246)	(20)	(406)	(257)	(13)	—	(1,423)
Sale / disposal	—	—	—	—	(10)	(14)	—	—	(24)
Exchange differences	(2)	—	—	—	(5)	(1)	—	—	(8)
Reclassified as held for sale	(101)	(97)	(8)	(12)	(110)	(561)	—	—	(889)
Gross balance as at 31.12.2016	6,601	2,378	461	2,731	3,939	3,347	85	—	19,542
Allowance for impairment	(2,190)	(1,922)	(445)	(1,870)	(2,427)	(2,016)	(66)	—	(10,936)
Net balance as at 31.12.2016	4,411	456	16	861	1,512	1,331	19	—	8,606

* Relates to impaired exposures at the beginning of the year

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2017 and 1 January 2016 (see Note 28).

Notes to the Financial Statements

Group and Bank

Interest income from loans and advances to customers - Group

	31.12.2017			31.12.2016
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail Lending	576	120	696	609	144	753
Corporate Lending	765	7	772	818	44	862
Public sector Lending	174	—	174	175	—	175
Total interest income	1,515	127	1,642	1,602	188	1,790

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2017	Neither past due nor impaired(1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	11,013	1,994	303	10,282	23,592	(180)	(5,534)	(5,714)	17,878	15,946
Mortgages	8,377	1,506	—	6,373	16,256	—	(2,402)	(2,402)	13,854	13,633
Consumer loans	1,322	235	3	1,593	3,153	(2)	(1,359)	(1,361)	1,792	383
Credit cards	418	59	—	280	757	—	(275)	(275)	482	—
Small Business Lending	896	194	300	2,036	3,426	(178)	(1,498)	(1,676)	1,750	1,930
Corporate Lending	10,073	387	5,270	555	16,285	(3,415)	(791)	(4,206)	12,079	7,448
Large	8,031	216	3,214	113	11,574	(2,090)	(451)	(2,541)	9,033	4,808
SMEs	2,042	171	2,056	442	4,711	(1,325)	(340)	(1,665)	3,046	2,640
Public Sector Lending	6,132	141	82	6	6,361	(61)	(9)	(70)	6,291	109
Greece	6,063	141	82	6	6,292	(61)	(9)	(70)	6,222	109
Other countries	69	—	—	—	69	—	—	—	69	—
Total	27,218	2,522	5,655	10,843	46,238	(3,656)	(6,334)	(9,990)	36,248	23,503

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2016	Neither past due nor impaired(1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	11,938	1,691	368	11,473	25,470	(237)	(6,201)	(6,438)	19,032	16,981
Mortgages	9,255	1,188	—	6,473	16,916	—	(2,255)	(2,255)	14,661	14,472
Consumer loans	1,305	247	3	2,250	3,805	(2)	(1,868)	(1,870)	1,935	437
Credit cards	440	67	—	450	957	—	(446)	(446)	511	—
Small Business Lending	938	189	365	2,300	3,792	(235)	(1,632)	(1,867)	1,925	2,072
Corporate Lending	10,346	421	5,525	583	16,875	(3,537)	(874)	(4,411)	12,464	8,166
Large	8,056	265	3,405	127	11,853	(2,193)	(477)	(2,670)	9,183	5,282
SMEs	2,290	156	2,120	456	5,022	(1,344)	(397)	(1,741)	3,281	2,884
Public Sector Lending	6,657	15	79	6	6,757	(64)	(23)	(87)	6,670	243
Greece	6,576	15	79	6	6,676	(64)	(23)	(87)	6,589	243
Other countries	81	—	—	—	81	—	—	—	81	—
Total	28,941	2,127	5,972	12,062	49,102	(3,838)	(7,098)	(10,936)	38,166	25,390

(1) Loans of €683 million (31 December 2016 €775 million) are included in neither past due nor impaired on the basis that they are guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2017	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	6,929	3,787	297	11,013	8,319
Mortgages	5,652	2,716	9	8,377	7,557
Consumer loans	859	463	—	1,322	160
Credit cards	418	—	—	418	—
Small Business Lending	—	608	288	896	602
Corporate Lending	3,117	5,519	1,437	10,073	4,135
Large	2,549	4,161	1,321	8,031	3,045
SMEs	568	1,358	116	2,042	1,090
Public Sector lending	13	6,075	44	6,132	58
Greece	13	6,006	44	6,063	58
Other countries	—	69	—	69	—
Total	10,059	15,381	1,778	27,218	12,512

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2016	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	7,432	4,203	303	11,938	9,177
Mortgages	6,104	3,143	8	9,255	8,398
Consumer loans	888	415	2	1,305	165
Credit cards	440	—	—	440	—
Small Business Lending	—	645	293	938	614
Corporate Lending	2,823	5,913	1,610	10,346	4,646
Large	2,315	4,351	1,390	8,056	3,320
SMEs	508	1,562	220	2,290	1,326
Public Sector lending	9	6,295	353	6,657	192
Greece	9	6,214	353	6,576	192
Other countries	—	81	—	81	—
Total	10,264	16,411	2,266	28,941	14,015

Ageing analysis of loans and advances to customers  past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total Past due but not impaired
As at 31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece

1-30 days	922	123	47	172	178	115	139	1,696
31-60 days	365	50	8	16	6	30	—	475
61-90 days	219	30	4	5	18	5	—	281
91-180 days	—	1	—	—	—	3	—	4
Past due over 180 days	—	31	—	1	14	18	2	66
Total	1,506	235	59	194	216	171	141	2,522
Fair value of collateral	1,319	45	—	119	168	133	5	1,789

Ageing analysis of loans and advances to customers  past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total Past due but not impaired
As at 31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece

1-30 days	756	140	55	160	157	98	4	1,370
31-60 days	274	47	8	18	39	19	—	405
61-90 days	158	27	4	8	15	18	2	232
91-180 days	—	1	—	—	31	4	—	36
Past due over 180 days	—	32	—	3	23	17	9	84
Total	1,188	247	67	189	265	156	15	2,127
Fair value of collateral	1,063	48	—	118	151	109	2	1,491

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total
As at 31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece

Performing	564	102	—	150	530	211	16	1,573
1-30 days	120	12	—	21	67	17	2	239
31-60 days	66	7	—	6	4	20	—	103
61-90 days	45	3	—	6	50	7	—	111
91-180 days	285	16	5	21	1	17	—	345
Past due over 180 days	3,015	121	4	494	383	592	6	4,615
Total	4,095	261	9	698	1,035	864	24	6,986
Fair value of collateral	4,757	178	—	1,209	1,595	1,417	46	9,202

Notes to the Financial Statements

Group and Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total
As at 31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece

Performing	830	194	—	185	523	186	12	1,930
1-30 days	73	15	—	19	71	37	—	215
31-60 days	48	7	—	10	98	31	—	194
61-90 days	35	4	—	6	27	21	—	93
91-180 days	211	20	9	32	13	26	—	311
Past due over 180 days	3,116	180	6	583	492	604	7	4,988
Total	4,313	420	15	835	1,224	905	19	7,731
Fair value of collateral	5,011	224	—	1,340	1,811	1,449	49	9,884

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total
31 December 2017	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece
Gross balance as at 1.1.2017	6,473	2,253	450	2,665	3,532	2,576	85	18,034
New impaired loans	796	146	22	85	395	83	11	1,538
Transferred to non-impaired	(799)	(215)	(26)	(84)	(88)	(3)	—	(1,215)
Repayment*	(74)	(44)	—	(54)	(117)	(94)	(3)	(386)
Write offs	(23)	(544)	(166)	(276)	(334)	(64)	(5)	(1,412)
Sale / disposal	—	—	—	—	(60)	—	—	(60)
Exchange differences	—	—	—	—	(1)	—	—	(1)
Gross balance as at 31.12.2017	6,373	1,596	280	2,336	3,327	2,498	88	16,498
Impairment allowance	(2,278)	(1,335)	(271)	(1,638)	(2,292)	(1,634)	(64)	(9,512)
Net balance as at 31.12.2017	4,095	261	9	698	1,035	864	24	6,986

* Relates to impaired exposures at the beginning of the year

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending	Total
31 December 2016	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece
Gross balance as at 1.1.2016	7,101	2,664	740	2,682	3,575	2,885	102	19,749
New impaired loans	775	271	8	171	589	96	4	1,914
Transferred to non-impaired	(1,260)	(253)	(53)	(51)	(129)	(4)	(5)	(1,755)
Repayment*	(81)	(57)	—	(118)	(111)	(152)	(3)	(522)
Write offs	(62)	(372)	(245)	(19)	(387)	(249)	(13)	(1,347)
Exchange differences	—	—	—	—	(5)	—	—	(5)
Gross balance as at 31.12.2016	6,473	2,253	450	2,665	3,532	2,576	85	18,034
Impairment allowance	(2,160)	(1,833)	(435)	(1,830)	(2,308)	(1,671)	(66)	(10,303)
Net balance as at 31.12.2016	4,313	420	15	835	1,224	905	19	7,731

* Relates to impaired exposures at the beginning of the year

Interest income from loans and advances to customers - Bank

	31.12.2017			31.12.2016
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail lending	510	127	637	551	143	694
Corporate Lending	700	18	718	764	43	807
Public sector Lending	174	—	174	175	—	175
Total interest income	1,384	145	1,529	1,490	186	1,676

Notes to the Financial Statements

Group and Bank

Forbearance

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Forbearance programs applied in the Retail portfolio (mortgages, consumer loans, credit cards, SBL) mainly comprise of extension of the loan term combined with a reduction of the instalment either through fractional payment scheme of up to 72 months, whereby the customer pays a proportion, ranging from 30% to 70% of the instalment due, or through an interest only payment period of a maximum of 24 months, which, upon expiry, may be extended for another 24 months under certain conditions.

An additional product offered for SB loans is the Fast Capital Repayment. It offers a 5-year grace period, whereby the capital is paid on a monthly or quarterly basis with possibility of fractional payment ranging from 30% to 70% according to the borrower’s affordability. The interest is calculated semi-annually and is forgiven up to 100% if the customer remains current in his capital installment payments. Those programs also offer a reduction on the off-balance sheet interest.

Finally, Split& Freeze is a new split-balance type of restructuring product offered both for mortgage loans and secured consumer loans. An amount of 20%-60% (according to the borrower’s affordability) of the balance to be restructured remains frozen for 15 years.

For Corporate loans, the types of forbearance measures usually include a mix of tailor made solutions to cover current conditions and the borrower’s projected cash flows.

The Bank’s Credit Policy for both Retail and Corporate portfolios provides clear instructions and guidelines regarding the full range of forbearance products offered to customers, the requirements to be filled for the participation in the said product, the handling and monitoring of restructured loans after approval and until the stage of termination of the loan contract. The approval rights of the Credit Committees are also described in the Bank’s Credit Policy.

Forborne loans are separately managed and monitored by Management. For example, re-default trends are closely monitored and analysed in order to identify their drivers. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

A forborne loan that is impaired is considered cured when delays are less than 30 days as at the reporting date and below 90 days for 12 consecutive months after forbearance has occurred. Whenever, during this period, a breach of the terms of the forbearance program occurs, the curing period restarts and the loan is still considered as impaired.

For the purposes of impairment calculation not cured forborne loans are assessed as a separate group within each portfolio. The allowance for impairment on forborne loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborne loans and advances to customers is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborne corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), a collective allowance for loan loss is calculated using the probability of default corresponding to their internal credit rating.

Forbearance measures do not lead to derecognition unless changes to the original contractual terms, result in a substantially different loan i.e. the loan is altered in a manner that the terms under the modified contract are substantially different from those under the original contract. Cases when modification leads to derecognition typically apply to an uncollateralised loan which becomes fully collateralized following terms modification. In those instances, the new asset would be recognised at its fair value and the difference between the carrying amount of the original assets and the fair value of the newly recognised asset, if any, is recognised immediately in the statement of comprehensive income.

The type of forbearance measures extended are summarized in the following table:

Forborne Loans and Advances to Customers by Type of Forbearance Measure

	Group		Bank
Forbearance measures:	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Reduced payment schedule	3,609	4,474	3,375	4,190
Hybrid modifications	504	349	476	325
Term extension	2,475	2,251	2,421	2,182
Interest only schedule	280	396	277	393
Other type of forbearance measures	369	330	327	190
Total net amount	7,237	7,800	6,876	7,280

Notes to the Financial Statements

Group and Bank

Credit Quality of Forborne Loans -Group

	31.12.2017			31.12.2016
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	27,872	2,882	10%	30,905	3,274	11%
Past due but not impaired	2,895	985	34%	2,653	707	27%
Impaired	17,413	6,244	36%	19,542	6,707	34%
Total before allowance for impairment	48,180	10,111	21%	53,100	10,688	20%
Allowance for impairment- Individual	(3,851)	(1,517)	39%	(4,251)	(1,434)	34%
Allowance for impairment-Collective	(6,388)	(1,357)	21%	(7,206)	(1,454)	20%
Total	37,941	7,237	19%	41,643	7,800	19%
Collateral received	25,470	6,611	26%	28,637	7,309	26%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days.

	31.12.2017	31.12.2016
Mortgages	909	1,073
Consumer loans	137	254
Small Business Lending	257	299
Corporate Lending	1,988	1,731
Total	3,291	3,357

Credit Quality of Forborne Loans -Bank

	31.12.2017			31.12.2016
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	27,218	2,857	10%	28,941	3,137	11%
Past due but not impaired	2,522	934	37%	2,127	640	30%
Impaired	16,498	5,914	36%	18,034	6,304	35%
Total before allowance for impairment	46,238	9,705	21%	49,102	10,081	21%
Allowance for impairment- Individual	(3,656)	(1,475)	40%	(3,838)	(1,358)	35%
Allowance for impairment-Collective	(6,334)	(1,354)	21%	(7,098)	(1,443)	20%
Total	36,248	6,876	19%	38,166	7,280	19%
Collateral received	23,503	6,437	27%	25,390	6,834	27%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days.

	31.12.2017	31.12.2016
Mortgages	900	1,055
Consumer loans	136	249
Small Business Lending	251	290
Corporate Lending	1,836	1,569
Total	3,123	3,163

Movement in Forborne Loans net of allowance for impairment

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Opening balances	7,800	7,407	7,280	6,624
New forborne assets	807	1,226	741	1,144
Interest income	201	210	196	201
Repayments	(415)	(344)	(336)	(300)
Exposures that exited forbearance status	(853)	(202)	(832)	(168)
Write - offs	(41)	(33)	(40)	(32)
Impairment charge for credit losses	(130)	(244)	(133)	(189)
Reclassified as held for sale	(94)	(233)	—	—
Exchange differences	(38)	13	—	—
Closing balance	7,237	7,800	6,876	7,280

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January. For more information (see Note 28).

Notes to the Financial Statements

Group and Bank

Forborne Loans net of allowance for impairment by Product Line

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Retail Lending	5,601	6,124	5,566	6,043
Mortgages	4,396	4,791	4,379	4,740
Consumer loans	730	825	727	807
Small Business Lending	475	508	460	496
Corporate Lending	1,604	1,654	1,278	1,215
Large	1,019	944	894	800
SMEs	585	710	384	415
Public Sector Lending	32	22	32	22
Greece	32	22	32	22
Total net amount	7,237	7,800	6,876	7,280

Forborne Loans net of allowance for impairment by Geographical Region

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Greece	7,087	7,480	6,874	7,267
SEE	39	161	2	13
Other countries	111	159	—	—
Total net amount	7,237	7,800	6,876	7,280

Repossessed collateral

As at 31 December 2017, repossessed collateral amounted to €213 million (2016: €191 million). The corresponding figures for the Bank are €85 million at 31 December 2017 (2016: €77 million).

During 2017, the Group obtained assets by taking possession of collateral held as security of €53 million (2016: €10 million). The corresponding figures for the Bank are €12 million at 31 December 2016 (2016: €2 million).

Almost all repossessed assets relate to properties. Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the Statement of Financial Position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified within Investment Property.

4.2.8            Credit risk concentration of loans and advances to customers and credit commitments

The geographical and industry sector concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

	Greece			South East			Other countries			Total
As at 31 December 2017	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	23,692	10,647	(5,756)	759	49	(34)	127	75	(21)	24,578	10,771	(5,811)
Mortgages	16,255	6,373	(2,403)	159	5	(1)	77	49	(7)	16,491	6,427	(2,411)
Consumer loans	3,158	1,595	(1,361)	483	34	(27)	45	22	(12)	3,686	1,651	(1,400)
Credit cards	758	280	(275)	67	4	(4)	4	3	(2)	829	287	(281)
Small Business Lending	3,521	2,399	(1,717)	50	6	(2)	1	1	—	3,572	2,406	(1,719)
Corporate Lending	15,968	5,933	(4,037)	514	251	(143)	758	370	(178)	17,240	6,554	(4,358)
Industry & mining	3,766	1,292	(919)	194	56	(29)	93	26	(20)	4,053	1,374	(968)
Small scale industry	608	376	(246)	—	—	—	85	37	(21)	693	413	(267)
Trade and services (excl. tourism)	4,764	2,418	(1,598)	(11)	27	(23)	143	129	(80)	4,896	2,574	(1.701)
Construction and real estate development	882	407	(330)	193	132	(71)	205	141	(37)	1,280	680	(438)
Energy	1,195	42	(41)	51	1	(1)	8	1	—	1,254	44	(42)
Tourism	897	416	(209)	35	21	(11)	14	7	(6)	946	444	(226)
Shipping	2,008	551	(347)	—	—	—	1	1	(1)	2,009	552	(348)
Transportation and telecommunications	422	209	(174)	13	4	(3)	41	14	(7)	476	227	(184)
Other	1,426	222	(173)	39	10	(5)	168	14	(6)	1,633	246	(184)
Public Sector	6,293	88	(70)	—	—	—	69	—	—	6,362	88	(70)
Greece	6,293	88	(70)	—	—	—	—	—	—	6,293	88	(70)
Other countries	—	—	—	—	—	—	69	—	—	69	—	—
Total	45,953	16,668	(9,863)	1,273	300	(177)	954	445	(199)	48,180	17,413	(10,239)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

As at 31 December 2016	Greece			South East			Other countries			Total
	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	25,568	11,893	(6,470)	2,001	175	(98)	160	103	(46)	27,729	12,171	(6,614)
Mortgages	16,930	6,473	(2,256)	980	77	(26)	82	51	(7)	17,992	6,601	(2,289)
Consumer loans	3,804	2,253	(1,869)	868	77	(57)	71	48	(36)	4,743	2,378	(1,962)
Credit cards	956	451	(446)	83	6	(6)	7	4	(3)	1,046	461	(455)
Small Business Lending	3,878	2,716	(1,899)	70	15	(9)	—	—	—	3,948	2,731	(1,908)
Corporate Lending	16,502	6,351	(4,290)	1,314	478	(261)	796	457	(206)	18,612	7,286	(4,757)
Industry & mining	3,792	1,395	(950)	263	84	(42)	105	42	(14)	4,160	1,521	(1,006)
Small scale industry	611	384	(248)	98	29	(22)	105	41	(20)	814	454	(290)
Trade and services (excl. tourism)	4,592	2,444	(1,596)	258	77	(50)	57	161	(134)	4,907	2,682	(1,780)
Construction and real estate development	879	439	(346)	422	199	(100)	265	157	(12)	1,566	795	(458)
Energy	1,204	50	(51)	83	18	(1)	36	1	(1)	1,323	69	(53)
Tourism	846	387	(229)	47	24	(14)	32	18	(3)	925	429	(246)
Shipping	2,363	586	(391)	8	8	(7)	6	1	(1)	2,377	595	(399)
Transportation and telecommunications	332	135	(104)	55	12	(8)	49	21	(12)	436	168	(124)
Other	1,883	531	(375)	80	27	(17)	141	15	(9)	2,104	573	(401)
Public Sector	6,678	85	(86)	—	—	—	81	—	—	6,759	85	(86)
Greece	6,678	85	(86)	—	—	—	—	—	—	6,678	85	(86)
Other countries	—	—	—	—	—	—	81	—	—	81	—	—
Total	48,748	18,329	(10,846)	3,315	653	(359)	1,037	560	(252)	53,100	19,542	(11,457)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

	Greece			South East			Other countries			Total
As at 31 December 2017	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	23,577	10,584	(5,713)	—	—	—	15	1	(1)	23,592	10,585	(5,714)
Mortgages	16,256	6,373	(2,402)	—	—	—	—	—	—	16,256	6,373	(2,402)
Consumer loans	3,138	1,595	(1,360)	—	—	—	15	1	(1)	3,153	1,596	(1,361)
Credit cards	757	280	(275)	—	—	—	—	—	—	757	280	(275)
Small Business Lending	3,426	2,336	(1,676)	—	—	—	—	—	—	3,426	2,336	(1,676)
Corporate Lending	15,852	5,583	(4,032)	147	118	(76)	286	124	(98)	16,285	5,825	(4,206)
Industry & mining	3,552	1,211	(906)	23	—	—	60	1	(1)	3,635	1,212	(907)
Small scale industry	597	376	(246)	—	—	—	33	2	(2)	630	378	(248)
Trade and services (excl. tourism)	5,052	2,179	(1,712)	8	8	(8)	15	2	(2)	5,075	2,189	(1,722)
Construction and real estate development	786	393	(325)	101	100	(65)	25	1	—	912	494	(390)
Energy	1,178	42	(41)	—	—	—	18	—	—	1,196	42	(41)
Tourism	876	416	(209)	10	10	(3)	1	1	(1)	887	427	(213)
Shipping	2,008	551	(347)	—	—	—	1	1	(1)	2,009	552	(348)
Transportation and telecommunications	418	209	(174)	—	—	—	17	—	—	435	209	(174)
Other	1,385	206	(72)	5	—	—	116	116	(91)	1,506	322	(163)
Public Sector	6,292	88	(70)	—	—	—	69	—	—	6,361	88	(70)
Greece	6,292	88	(70)	—	—	—	—	—	—	6,292	88	(70)
Other countries	—	—	—	—	—	—	69	—	—	69	—	—
Total	45,721	16,255	(9,815)	147	118	(76)	370	125	(99)	46,238	16,498	(9,990)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

As at 31 December 2016	Greece			South East			Other countries			Total
	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	25,456	11,840	(6,437)	—	—	—	14	1	(1)	25,470	11,841	(6,438)
Mortgages	16,916	6,473	(2,255)	—	—	—	—	—	—	16,916	6,473	(2,255)
Consumer loans	3,791	2,252	(1,869)	—	—	—	14	1	(1)	3,805	2,253	(1,870)
Credit cards	957	450	(446)	—	—	—	—	—	—	957	450	(446)
Small Business Lending	3,792	2,665	(1,867)	—	—	—	—	—	—	3,792	2,665	(1,867)
Corporate Lending	16,285	5,934	(4,317)	276	154	(86)	314	20	(8)	16,875	6,108	(4,411)
Industry & mining	3,643	1,316	(935)	—	—	—	64	2	(2)	3,707	1,318	(937)
Small scale industry	587	381	(248)	—	—	—	41	2	(2)	628	383	(250)
Trade and services (excl. tourism)	4,763	2,174	(1,662)	11	11	(8)	14	14	(2)	4,788	2,199	(1,672)
Construction and real estate development	762	409	(340)	250	132	(75)	25	—	—	1,037	541	(415)
Energy	1,183	47	(50)	—	—	—	30	—	—	1,213	47	(50)
Tourism	829	384	(229)	12	11	(3)	1	1	(1)	842	396	(233)
Shipping	2,363	586	(391)	—	—	—	6	1	(1)	2,369	587	(392)
Transportation and telecommunications	324	133	(103)	—	—	—	17	—	—	341	133	(103)
Other	1,831	504	(359)	3	—	—	116	—	—	1,950	504	(359)
Public Sector	6,676	85	(87)	—	—	—	81	—	—	6,757	85	(87)
Greece	6,676	85	(87)	—	—	—	—	—	—	6,676	85	(87)
Other countries	—	—	—	—	—	—	81	—	—	81	—	—
Total	48,417	17,859	(10,841)	276	154	(86)	409	21	(9)	49,102	18,034	(10,936)

4.2.9            Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2017 and 2016, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2017	Trading securities	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	3	—	—	—	3
Aa1 to A3	204	226	—	977	1,407
Baa1 to Ba3	92	262	386	—	740
Lower than Ba3	1,426	279	310	1,243	3,258
Of which: Greek sovereign debt	1,378	225	252	1,106	2,961
Unrated	—	—	—	2	2
Total	1,725	767	696	2,222	5,410

As at 31 December 2016	Trading securities	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	47	14	—	—	61
Aa1 to A3	209	420	54	8447	9,130
Baa1 to Ba3	35	920	—	7	962
Lower than Ba3	1,561	842	95	1,621	4,119
Of which: Greek sovereign debt	1,492	603	83	1,451	3,629
Unrated	5	40	—	24	69
Total	1,857	2,236	149	10,099	14,341

Ratings — Bank

As at 31 December 2017	Trading securities	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	3	—	—	—	3
Aa1 to A3	204	226	—	977	1,407
Baa1 to Ba3	92	78	385	—	555
Lower than Ba3	1,426	279	296	1,120	3,121
Of which: Greek sovereign debt	1,378	225	252	1,106	2,961
Unrated	—	—	—	2	2
Total	1,725	583	681	2,099	5,088

Notes to the Financial Statements

Group and Bank

As at 31 December 2016	Trading securities	Available for sale	Held to maturity	Loans-and- receivables	Total

Aaa	47	—	—	—	47
Aa1 to A3	209	—	—	8,446	8,655
Baa1 to Ba3	35	49	—	—	84
Lower than Ba3	1,554	82	84	1,407	3,127
Of which: Greek sovereign debt	1,492	68	—	1,407	2,967
Unrated	5	30	—	19	54
Total	1,850	161	84	9,872	11,967

During 2018, Hellenic Republic has been upgraded by one notch from Moody’s and S&P rating agencies. Specifically, Hellenic Republic has been upgraded by Moody’s to B3 from Caa2 and by S&P to B from B-.

4.3                            Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk arising from fluctuations of interest rates and/or their implied volatility.  A principal source of interest rate risk exposure arises from the interest rate, over-the-counter (OTC) and exchange traded derivative transactions, as well as from the trading and available-for-sale (AFS) bond portfolios.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary trading purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of, Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity risk is the risk arising from fluctuations of equity prices or equity indices and/or their implied volatility. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk arising from fluctuations of foreign exchange rates and/or their implied volatility. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the GMORMD at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

4.3.1            Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank uses market risk models and specific processes to assess and quantify the portfolio market risk, based on best practice and industry-wide accepted risk metrics. More specifically, the Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented in NBG’s risk platform which is RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. The GMORMD calculates the VaR of the Bank’s trading and available-for-sale portfolios, for internal use, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. For regulatory purposes, the calculations apply only on the trading portfolio and the VCV matrices are based on 252, equally weighted, daily observations. The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 1,407. Additionally, the GMORMD calculates the stressed VaR (sVaR) of the Bank’s trading portfolio, which is defined as the VaR, where model inputs are calibrated to historical data from a continuous 1-year period of

Notes to the Financial Statements

Group and Bank

significant financial stress, relevant to the Bank’s portfolio. The relevant VCV matrices are identified over a 10year period, starting on January 2008. Similarly to VaR, NBG calculates sVaR on a daily basis, using a 1-day holding period and 99% confidence level.

The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits are based on the Bank’s Risk Appetite, as outlined in the Risk Appetite Framework (“RAF”), the anticipated profitability of the Treasury, as well as on the level of the Bank’s own funds (capital budgeting), in the context of the Group strategy. The VaR limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios taking into account the respective diversification between portfolios.

The operation of the market risk management unit as a whole, including the VaR calculation framework, have been thoroughly reviewed and approved by the Bank of Greece, as well as by external advisors. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis. Moreover, the adequacy of the market risk management framework as well as the appropriateness of the VaR model used for the calculation of the Bank’s capital requirements, were reassessed during the on-site investigation that took place in the last quarter of 2017, in the context of the “Targeted Review of Internal Models” (TRIM) by the ECB. The final assessment report of the TRIM contained no major findings and most of the findings reported were of the lowest severity.

The following tables reflect the VAR of the Bank (99%, 1 day) for the years ended 31 December 2017 and 2016, respectively.

2017 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	7,996	7,702	1,742	452
Average (daily value)	7,293	6,766	1,014	506
Max (daily value)	12,426	11,389	2,226	945
Min (daily value)	4,730	4,241	328	171

2016 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR

31 December	11,116	10,943	945	170
Average (daily value)	9,630	9,114	1,196	385
Max (daily value)	21,287	19,695	2,281	872
Min (daily value)	5,138	4,428	743	157

The Bank is mostly exposed to interest rate risk, which is quantified through IR VaR. The evolution of the IR VaR depends on the sensitivity of the Bank’s trading and AFS portfolios to key risk factors, namely the euro swap rates and the respective government yields, as well as on the level of the respective volatilities.

Sensitivity to interest rates in the Bank’s portfolios remained relatively stable throughout 2017, since the respective positions did not change significantly. In parallel, the volatilities of the key risk factors, in particular of the euro swap rates, decreased substantially during 2017. Specifically, although euro rates have followed a mildly upward path, the improved outlook of the global financial markets resulted in historically low volatility levels. Furthermore, the financial markets’ confidence in the prospects of the Greek economy improved in 2017, as evidenced by the narrowing of the credit spreads of the Greek sovereign bonds against the respective German benchmarks, which subsequently led to lower volatility levels of the Greek sovereign yields. Consequently, the decreased volatilities of the key interest rate risk factors resulted in lower IR and Total VaR estimates for the Bank, reaching their lowest level towards the end of the third quarter. However, in early December, due to the exchange of the post-PSI Greek government bonds with new long term fixed rate issues, sovereign bond yields came down sharply, causing an increase of the underlying volatilities, which in turn resulted in an increase of the Bank’s IR and Total VaR.

Subsequently, volatility levels continued decreasing following the bond swap event, leading to overall lower VaR levels at year end 2017 compared to the respective estimates at the end of the previous year.

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical as well as the actual daily gains/losses of the portfolio, with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains constant between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all transactions and/or any realized gains/losses that took place in day t+1, excluding fees, commissions and net interest income.

Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities within no later than five business days. During 2017, there were no cases, in which the back-testing result exceeded the respective VaR calculation, mainly due to the fact that interest rate volatilities were at their lowest levels, as mentioned in the previous section.

Notes to the Financial Statements

Group and Bank

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, NBG performs stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions and applies on both, trading and available-for-sale portfolios. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0-3 Months	3 Months- 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	-200 bp	-200 bp	-200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€depreciation by 30%

4.3.2            Limitation of the VAR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

•                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets. However, this limitation is mitigated with the calculation of the stressed VaR;

•                  The ten-day holding period for the VaR calculations (used for regulatory purposes and capital allocation), implies that the Bank will be able to liquidate all its trading positions within this time period. This assumption might underestimate market risk in periods of insufficient liquidity in the financial markets;

•                  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

•                  All VaR calculations are performed on a close-of-business (“COB”) basis and not on an intraday basis, thus not taking into account the respective portfolio changes;

•                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

•                  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated. This limitation is mitigated through the stress testing framework, analysed in the previous section.

4.3.3            Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•                  measurement of vulnerability to loss under stressful market conditions;

•                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•                  a documented policy regarding the management of interest rate risk in the banking book.

Notes to the Financial Statements

Group and Bank

4.3.4            Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2017	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	996	4	—	—	—	778	1,778
Due from banks	1,345	—	—	296	—	95	1,736
Financial assets at FV through profit or loss	44	820	612	35	214	68	1,793
Loans and advances to customers	21,246	3,799	3,573	2,556	6,153	614	37,941
Investment securities - Available-for-sale	94	24	86	125	437	96	862
Investment securities - Held-to-maturity	—	10	—	627	59	—	696
Investment securities – Loans-and-receivables	—	67	—	65	2,090	—	2,222
Other assets	16	—	—	18	1	1,412	1,447
Total	23,741	4,724	4,271	3,722	8,954	3,063	48,475

Liabilities
Due to banks	3,188	368	881	2,855	44	5	7,341
Due to customers	27,898	3,167	5,488	2,554	2	1,156	40,265
Debt securities in issue & other borrowed funds	29	375	302	480	—	11	1,197
Other liabilities	42	—	3	2	—	942	989
Total	31,157	3,910	6,674	5,891	46	2,114	49,792

Total interest sensitivity gap	(7,416)	814	(2,403)	(2,169)	8,908	949	(1,317)

Interest re-pricing dates - Group

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	596	14	—	—	—	891	1,501
Due from banks	1,758	81	195	27	2	164	2,227
Financial assets at FV through profit or loss	122	781	693	97	164	22	1,879
Loans and advances to customers	20,708	6,118	3,804	2,218	6,126	2,669	41,643
Investment securities - Available-for-sale	422	454	250	429	681	398	2,634
Investment securities - Held-to-maturity	—	13	—	82	54	—	149
Investment securities – Loans-and-receivables	—	2,786	5,875	423	1,015	—	10,099
Insurance related assets and receivables	17	1	89	12	11	350	480
Other assets	41	—	—	18	—	1,471	1,530
Total	23,664	10,248	10,906	3,306	8,053	5,965	62,142

Liabilities
Due to banks	15,773	52	190	2,101	68	4	18,188
Due to customers	27,674	3,709	5,983	1,923	2	1,168	40,459
Debt securities in issue & other borrowed funds	268	285	109	4	—	7	673
Insurance related reserves and liabilities	11	22	76	321	384	1,393	2,207
Other liabilities	60	—	—	2	—	892	954
Total	43,786	4,068	6,358	4,351	454	3,464	62,481

Total interest sensitivity gap	(20,122)	6,180	4,548	(1,045)	7,599	2,501	(339)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank

As at 31 December 2017	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	949	4	—	—	—	538	1,491
Due from banks	1,246	117	—	296	—	64	1,723
Financial assets at FV through profit or loss	44	819	612	35	215	48	1,773
Loans and advances to customers	19,740	4,281	3,475	2,414	5,911	427	36,248
Investment securities - Available-for-sale	4	7	18	118	437	88	672
Investment securities - Held-to-maturity	—	10	—	612	59	—	681
Investment securities – Loans-and-receivables	—	—	—	8	2,091	—	2,099
Other assets	—	—	—	—	1	1,330	1,331
Total	21,983	5,238	4,105	3,483	8,714	2,495	46,018

Liabilities
Due to banks	3,399	451	887	2,855	44	37	7,673
Due to customers	27,279	2,983	5,032	2,468	—	1,087	38,849
Debt securities in issue & other borrowed funds	22	43	195	478	—	4	742
Other liabilities	—	—	3	—	—	820	823
Total	30,700	3,477	6,117	5,801	44	1,948	48,087

Total interest sensitivity gap	(8,717)	1,761	(2,012)	(2,318)	8,670	547	(2,069)

Interest re-pricing dates - Bank

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	314	5	—	—	—	525	844
Due from banks	2,087	126	232	26	—	108	2,579
Financial assets at FV through Profit or Loss	122	781	693	97	158	—	1,851
Loans and advances to customers	20,318	4,545	3,258	1,912	5,707	2,426	38,166
Investment securities - Available-for-sale	23	56	25	57	—	90	251
Investment securities - Held-to-maturity	65	19	—	—	—	—	84
Investment securities - Loans-and-receivables	—	2,756	5,845	256	1,015	—	9,872
Other assets	—	—	—	—	—	1,456	1,456
Total	22,929	8,288	10,053	2,348	6,880	4,605	55,103

Liabilities
Due to banks	15,858	174	145	2,101	68	43	18,389
Due to customers	26,631	3,007	5,050	1,800	—	838	37,326
Debt securities in issue & other borrowed funds	258	—	—	—	—	—	258
Other liabilities	—	—	—	—	—	777	777
Total	42,747	3,181	5,195	3,901	68	1,658	56,750

Total interest sensitivity gap	(19,818)	5,107	4,858	(1,553)	6,812	2,947	(1,647)

4.3.5            Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, at the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

The Group’s foreign exchange risk concentration as at 31 December 2017 and 2016 was as follows:

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2017	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	1,649	22	3	—	2	102	1,778
Due from banks	1,463	156	28	18	29	42	1,736
Financial assets at FV through Profit or Loss	1,748	32	—	—	—	13	1,793
Derivative financial instruments	3,486	122	9	2	54	8	3,681
Loans and advances to customers	34,873	1,715	29	—	630	694	37,941
Investment securities - Available-for-sale	680	19	—	—	—	163	862
Investment securities - Held-to-maturity	696	—	—	—	—	—	696
Investment securities - Loans-and-receivables	2,221	1	—	—	—	—	2,222
Investment property	852	—	—	—	—	22	874
Equity method investments	8	—	—	—	—	—	8
Goodwill, software & other intangibles	130	—	—	—	—	2	132
Property & equipment	1,071	—	—	—	—	15	1,086
Other assets	6,878	31	8	1	1	30	6,949
Total assets excl. assets held-for-sale	55,755	2,098	77	21	716	1,091	59,758
Assets held-for-sale	3,920	69	4	2	205	810	5,010
Total assets	59,675	2,167	81	23	921	1,901	64,768

As at 31 December 2017	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	7,225	67	3	—	46	—	7,341
Derivative financial instruments	3,635	137	16	1	2	7	3,798
Due to customers	36,775	1,893	149	1	42	1,405	40,265
Debt securities in issue & Other borrowed funds	1,193	—	—	—	—	4	1,197
Other liabilities	949	27	2	—	—	33	1,011
Retirement benefit obligations	253	—	—	—	—	1	254
Total liabilities excl. liabilities held-for-sale	50,030	2,124	170	2	90	1,450	53,866
Liabilities held-for-sale	2,717	59	5	—	8	734	3,523
Total liabilities	52,747	2,183	175	2	98	2,184	57,389
Net on balance sheet position	6,928	(16)	(94)	21	823	(283)	7,379

Foreign exchange risk concentration - Group

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	1,205	28	6	—	10	252	1,501
Due from banks	1,822	263	36	10	26	70	2,227
Financial assets at FV through Profit or Loss	1,791	77	—	—	—	11	1,879
Derivative financial instruments	4,267	164	8	4	30	9	4,482
Loans and advances to customers	37,342	2,045	94	1	972	1,189	41,643
Investment securities - Available-for-sale	2,095	23	—	—	—	516	2,634
Investment securities - Held-to-maturity	149	—	—	—	—	—	149
Investment securities - Loans-and-receivables	10,099	—	—	—	—	—	10,099
Investment property	844	—	—	—	—	25	869
Equity method investments	7	—	—	—	—	—	7
Goodwill, software & other intangibles	126	—	—	—	—	11	137
Property & equipment	1,224	—	—	—	—	62	1,286
Insurance related assets and receivables	509	1	—	—	—	5	515
Other assets	7,234	89	3	1	2	49	7,378
Total assets excl. assets held-for-sale	68,714	2,690	147	16	1,040	2,199	74,806
Assets held-for-sale	1,789	225	31	—	5	1,675	3,725
Total assets	70,503	2,915	178	16	1,045	3,874	78,531

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	18,040	93	—	—	45	10	18,188
Derivative financial instruments	4,836	298	23	2	10	—	5,169
Due to customers	35,919	2,101	157	1	60	2,221	40,459
Debt securities in issue & Other borrowed funds	669	—	—	—	—	4	673
Insurance related reserves and liabilities	2,201	1	—	—	—	5	2,207
Other liabilities	928	8	3	—	—	41	980
Retirement benefit obligations	266	—	—	—	—	3	269
Total liabilities excl. liabilities held-for-sale	62,859	2,501	183	3	115	2,284	67,945
Liabilities held-for-sale	847	242	32	—	5	1,873	2,999
Total liabilities	63,706	2,743	215	3	120	4,157	70,944
Net on balance sheet position	6,797	172	(37)	13	925	(283)	7,587

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration — Bank

As at 31 December 2017	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	1,453	21	3	—	1	13	1,491
Due from banks	1,512	130	16	18	27	20	1,723
Financial assets at FV through Profit or Loss	1,728	32	—	—	—	13	1,773
Derivative financial instruments	3,478	122	9	2	54	8	3,673
Loans and advances to customers	33,942	1,638	29	—	605	34	36,248
Investment securities - Available-for-sale	657	15	—	—	—	—	672
Investment securities - Held-to-maturity	681	—	—	—	—	—	681
Investment securities - Loans-and-receivables	2,095	1	—	—	—	3	2,099
Investment in subsidiaries	1,443	—	—	—	—	—	1,443
Investment property	6	—	—	—	—	—	6
Equity method investments	7	—	—	—	—	—	7
Goodwill, software & other intangibles	125	—	—	—	—	—	125
Property & equipment	247	—	—	—	—	1	248
Other assets	6,735	31	4	1	1	3	6,775
Total assets excl. non-current assets held for Sale	54,109	1,990	61	21	688	95	56,964
Non-current assets held for sale	1,188	23	—	1	197	52	1,461
Total assets	55,297	2,013	61	22	885	147	58,425

As at 31 December 2017	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	7,410	125	88	2	46	2	7,673
Derivative financial instruments	3,635	137	16	1	2	7	3,798
Due to customers	36,227	1,755	136	1	30	700	38,849
Debt securities in issue & Other borrowed funds	742	—	—	—	—	—	742
Other liabilities	872	11	1	—	—	14	898
Retirement benefit obligations	251	—	—	—	—	—	251
Total liabilities	49,137	2,028	241	4	78	723	52,211
Net on balance sheet position	6,160	(15)	(180)	18	807	(576)	6,214

Foreign exchange risk concentration - Bank

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	Other	Total
Assets
Cash and balances with central banks	801	18	2	—	2	21	844
Due from banks	2,089	159	9	10	252	60	2,579
Financial assets at FV through Profit or Loss	1,763	77	—	—	—	11	1,851
Derivative financial instruments	4,251	164	8	4	30	9	4,466
Loans and advances to customers	35,434	1,943	94	—	671	24	38,166
Investment securities - Available-for-sale	235	16	—	—	—	—	251
Investment securities - Held-to-maturity	84	—	—	—	—	—	84
Investment securities - Loans-and-receivables	9,872	—	—	—	—	—	9,872
Investment in subsidiaries	2,543	—	—	—	—	—	2,543
Investment property	6	—	—	—	—	—	6
Equity method investments	7	—	—	—	—	—	7
Goodwill, software & other intangibles	108	—	—	—	—	—	108
Property & equipment	255	—	—	—	—	1	256
Other assets	6,830	86	1	1	2	—	6,920
Total assets excl. non-current assets held for Sale	64,278	2,463	114	15	957	126	67,953
Non-current assets held for sale	280	31	—	—	—	4	315
Total assets	64,558	2,494	114	15	957	130	68,268

As at 31 December 2016	EURO	USD	GBP	JPY	CHF	Other	Total
Liabilities
Due to banks	18,127	142	79	2	36	3	18,389
Derivative financial instruments	4,833	298	23	2	10	—	5,166
Due to customers	34,533	1,884	136	1	33	739	37,326
Debt securities in issue & Other borrowed funds	258	—	—	—	—	—	258
Other liabilities	776	1	—	—	—	—	777
Retirement benefit obligations	255	—	—	—	—	—	255
Total liabilities	58,782	2,325	238	5	79	742	62,171
Net on balance sheet position	5,776	169	(124)	10	878	(612)	6,097

Notes to the Financial Statements

Group and Bank

4.4                            Country risk

Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s lack of capacity and/or willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

•                  participation in the equity of the Group’s subsidiaries, which operate in other countries;

•                  interbank secured and unsecured placements and the risk that arises from OTC transactions, with financial institutions which operate abroad;

•                  loans to corporations or financial institutions that operate abroad, positions in corporate bonds of foreign issuers and cross-border project finance loans;

•                  funded and unfunded commercial transactions with foreign counterparties; and

•                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on the countries of South East Europe as well as on Cyprus, Egypt, Malta and South Africa, where the Group has presence. Country risk has been decreasing during the last years, as the Bank is divesting international subsidiaries in accordance with the Restructuring Plan (see “Note 45 — Restructuring Plan”)  as agreed with the European Commission and presented in the restructuring plan.

4.5                            Liquidity risk

4.5.1            Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, as well as the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management has the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed about current liquidity risk exposures on a daily basis, ensuring that the Group’s liquidity risk profile stays within approved levels. In addition, top management receives a liquidity report, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity, on a daily basis. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is also monitored. This ratio stood at 78.2% and 79.6%, on a Bank and on a Group level, respectively, as of 31 December 2017.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity buffer, each of the Group’s subsidiaries maintains a separate liquidity buffer well above 10% of its respective total deposits, which ensures the funding self-sufficiency in case of a local crisis.

4.5.2            Sources of liquidity

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding, via the Main Refinancing Operations (“MROs”) and the Targeted Longer-term Refinancing Operations (“TLTROs”) with ECB and repurchase agreements (repos) with major foreign Financial Institutions (“FIs”). ECB funding and repos with FIs are collateralized mainly by high quality liquid assets, such as  EFSF/ESM bonds, EU sovereign bonds, Greek government bonds and T-Bills, as well as by other assets, such as highly rated corporate loans and covered bonds issued by the Bank.

During 2017, the Bank’s liquidity profile was significantly improved. The Bank managed to fully eliminate dependence from the ELA mechanism and further decreased its reliance on ECB funding, reducing its total exposure to Eurosystem funding to the lowest levels since the beginning of the crisis. Specifically, on 31 December 2017, Eurosystem funding comprised exclusively of TLTROs and stood at €2.75 billion, a decrease of €9.6 billion compared to 31 December 2016. More specifically, ECB funding decreased by €4 billion, due to

Notes to the Financial Statements

Group and Bank

the exchange of EFSF bonds in the context of the short term debt relief measures for Greece. ELA funding decreased by €5.6 billion due to increase in customer deposits by €1.5 billion, at €38.8 billion as of 31 December 2017, the issue of a new covered bond and utilized own issuances, such as covered bonds and asset-backed securities (“ABS”), used for funding through repurchase agreements with financial institutions, by the amount of €1.1 billion. Further, the divestment of foreign subsidiaries, namely UBB, Interlease and Vojvodjanska Banka further improved the Bank’s liquidity position in the amount of €0.9 billion. Moreover, deleveraging of loans portfolio continued during 2017, resulting in a negative net expansion of €1.0 billion (excluding €1.4 billion write-offs) and a commensurate decrease in the Bank’s funding needs.

Finally, the Bank’s liquidity buffer increased by €1.9 billion and stood at €11.7 billion on 31 December 2017, of which €0.9 billion was collateral eligible for funding with the ECB and €9.4 billion was collateral that could be posted in order to draw liquidity from ELA, while €0.1 billion was collateral that could be used for secured funding with FIs and the remaining €1.3 billion was either in the form of Cash or deposited in Nostro accounts and in NBG’s current account with the Bank of Greece as excess reserve.

4.5.3            Financing under the Hellenic Republic Bank Support Plan

As of 22 July 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully paid up and cancelled. Accordingly, following the definitive expiry of these guarantees on 22 July 2016, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank’s Board of Directors has been ceased.

4.5.4            Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2017	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	3,206	409	825	2,922	45	7,407
Due to customers	31,523	2,858	5,304	825	60	40,570
Debt securities in issue & Other borrowed funds	55	49	34	1,132	10	1,280
Other liabilities	81	560	—	1	64	706
Total — on balance sheet	34,865	3,876	6,163	4,880	179	49,963
Credit commitments *	583	173	691	392	1,299	3,138

Contractual undiscounted cash outflows - Group

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	15,781	51	78	2,233	79	18,222
Due to customers	30,786	3,373	5,482	794	67	40,502
Debt securities in issue & Other borrowed funds	5	13	64	381	324	787
Insurance related reserves and liabilities	36	63	261	667	1,180	2,207
Other liabilities	118	490	198	2	75	883
Total — on balance sheet	46,726	3,990	6,083	4,077	1,725	62,601
Credit commitments *	755	280	504	506	1,683	3,728

Contractual undiscounted cash outflow - Bank

As at 31 December 2017	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	3,488	452	830	2,925	45	7,740
Due to customers	30,926	2,625	4,691	612	55	38,909
Debt securities in issue & Other borrowed funds	—	—	20	783	—	803
Other liabilities	2	548	211	—	59	820
Total — on balance sheet	34,416	3,625	5,752	4,320	159	48,272
Credit commitments *	660	169	674	522	1,721	3,746

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2016	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	15,904	128	80	2,231	79	18,422
Due to customers	29,403	2,878	4,427	578	63	37,349
Debt securities in issue & Other borrowed funds	1	—	3	16	312	332
Other liabilities	12	440	192	—	62	706
Total — on balance sheet	45,320	3,446	4,702	2,825	516	56,809
Credit commitments *	721	225	457	481	1,690	3,574

* Commitments to extend credit at 31 December 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2017 are €6,474 million (2016: €5,768 million)  and €6,110 million for the Bank (2016: €5,268 million)

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), and accrued expense.

4.6                            Insurance risk

The insurance policies issued by the Group carry a degree of risk. The risk under any insurance policy is the possibility of the insured event resulting in a claim. By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies is that the actual claims and benefit payments or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked and rider benefits attached to insurance policies.

Traditional Life insurance contracts

These policies insure events associated with insured persons’ life (for example, death or survival). Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•                  Investment return risk: risk of loss arising from actual returns being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

Professional judgment is required in determining the liabilities and in the choice of assumptions. Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience. The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year. Assumptions are differentiated by sex.

Notes to the Financial Statements

Group and Bank

•                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

•                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

•                  Rate that option to surrender is exercised at the beginning of retirement: The percentage of insured in individual insurance programs which elect for a lump-sum benefit (surrender value) instead of a monthly pension benefit, which is estimated based on past experience.

Liability adequacy test

Life business comprises of the following three main categories depending on the nature of the cover:

i.                  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc.): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies. The aforementioned test resulted in additional reserves.

ii.               Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms. Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.            Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies. The test produced a liability that exceeded reserves to cover longevity risk.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate and lapse rates) as regards the effect of their change in the recorded reserves.

The results of the sensitivity analysis refer to the liabilities which relate to the portfolio of individual traditional policies, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Sensitivity analysis

2016	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(48)
	-0.5%	54
Lapse / Surrender Rates	Increase by +10%	(3)
	Decrease by -10%	3

Riders on Life insurance contracts

Life insurance contracts may include personal accident and hospitalization riders, which protect the Group’s clients from the consequences of disability or hospital treatment due to an accident or illness of the insured or their dependants.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Morbidity rates: Rates of hospitalization, by age and type of coverage, derived from the historical experience.

•                  Disability: Disability percentages for life riders with benefits in the event of disability of the insured are based mainly on the corresponding rates of reinsurance contracts currently in force.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

Notes to the Financial Statements

Group and Bank

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

Liability adequacy test

Life business comprises of the following two main categories depending on the nature of the cover:

•                  Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses, expenses and annual premium increase.  The aforementioned test did not result in additional reserves.

•                  Other riders: The test was based on current assumptions for discount rate, disability rates, lapses and expenses. The test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate, lapse rates and morbidity rates) as regards the effect of their change in the recorded reserves.

Sensitivity analysis

2016	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	5
	-0.5%	(6)
Lapse / Surrender Rates	Increase by +10%	21
	Decrease by -10%	(26)
Morbidity Rates	Increase by +5%	54
	Decrease by -5%	(54)

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial, industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The diversity of risks is also improved by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on past experience taking into consideration current trends and market conditions.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured. Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk. In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernible causing events).

Claims handling: The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group. This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims: In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves. This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy: The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events. The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims. The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

For all lines of businesses a liability adequacy test is performed for the adequacy of the technical provisions. With regards to the motor line of business (the largest line of business), historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Notes to the Financial Statements

Group and Bank

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2010 to 2016. In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves. Outstanding claims estimates for years prior to 2010 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case (no additional reserves resulted from the LAT performed).

The Motor and Fire lines of business account for over 85% of the outstanding claim reserves balances.

Motor TPL claims development

	Group
Accident year	Reserves prior to 2010	2010	2011	2012	2013	2014	2015	2016	Total reserves
Accident year		200	140	82	64	61	50	48	—
One year later		192	138	83	63	53	52	—	—
Two years later		196	147	82	62	52	—	—	—
Three years later		199	145	82	61	—	—	—	—
Four years later		187	144	83	—	—	—	—	—
Five years later		161	123	—	—	—	—	—	—
Six years later		157	—	—	—	—	—	—	—
Current estimate of cumulative claims		157	123	83	61	52	52	48	—
Accident year		(60)	(34)	(21)	(16)	(12)	(11)	(11)	—
One year later		(87)	(58)	(33)	(24)	(21)	(18)	—	—
Two years later		(98)	(66)	(38)	(28)	(23)	—	—	—
Three years later		(108)	(75)	(44)	(31)	—	—	—	—
Four years later		(117)	(83)	(47)	—	—	—	—	—
Five years later		(124)	(88)	—	—	—	—	—	—
Six years later		(128)	—	—	—	—	—	—	—
Cumulative payments		(128)	(88)	(47)	(31)	(23)	(18)	(11)	—
Total outstanding claims reserve	56	29	35	36	30	29	34	37	286

Fire claims development

	Group
Accident year	Reserves prior to 2010	2010	2011	2012	2013	2014	2015	2016	Total reserves
Accident year		24	19	16	10	15	36	17
One year later		22	18	15	9	13	34
Two years later		22	17	14	9	20
Three years later		22	17	14	9
Four years later		21	17	13
Five years later		21	16
Six years later		21
Current estimate of cumulative claims		21	16	13	9	20	34	17
Accident year		(5)	(7)	(5)	(3)	(6)	(5)	(12)
One year later		(15)	(14)	(10)	(7)	(10)	(11)
Two years later		(18)	(15)	(10)	(7)	(11)
Three years later		(18)	(15)	(10)	(8)
Four years later		(19)	(15)	(11)
Five years later		(20)	(16)
Six years later		(20)
Cumulative payments		(20)	(16)	(11)	(8)	(11)	(11)	(12)
Total outstanding claims reserve	6	1	1	1	1	9	24	5	48

4.7                            Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law

Notes to the Financial Statements

Group and Bank

4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the Supervisory Review and Evaluation process (“SREP”), to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2018 and 2017:

	CET1 Capital Requirements		Total Capital Requirements
	2018	2017	2018	2017
Pillar 1	4.5%	4.5%	8.0%	8.0%
Pillar 2	3.0%	3.0%	3.0%	3.0%
Capital Conservation Buffer (2018)	1.875%	1.25%	1.875%	1.25%
Total	9.375%	8.75%	12.875%	12.25%

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Common Equity Tier 1	17.0%	16.3%	16.8%	16.3%
Tier I	17.0%	16.3%	16.8%	16.3%
Total	17.0%	16.3%	16.9%	16.3%

Group CET1 ratio has significantly increased mainly due to the completion of the disposal of Bulgarian & Serbian subsidiaries (See Note 28).

DTC Law

Article 27A of Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue to the Greek State conversion rights for an amount of 100% of the Tax Credit and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 31 December 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.7 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended 31 December 2016 and 31 December 2017 and no conversion rights are deliverable for 2017 and 2018.

Notes to the Financial Statements

Group and Bank

4.8                            Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s Statement of Financial Position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amount	Fair value
	31.12.2017	31.12.2017	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	37,941	36,345	—	—	36,345
Held-to-maturity investment securities	696	711	365	335	10
Loans-and-receivables investment securities	2,222	1,787	—	1,266	521

Financial Liabilities
Due to customers	39,399	39,446	27,441	12,005	—
Debt securities in issue	1,026	1,041	—	1,041	—
Other borrowed funds	171	171	—	171	—

	Carrying amount	Fair value
	31.12.2016	31.12.2016	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	41,643	38,992	—	—	38,992
Held-to-maturity investment securities	149	245	68	163	14
Loans-and-receivables investment securities	10,099	9,607	—	9,288	319

Financial Liabilities
Due to customers	39,932	39,894	26,254	13,640	—
Debt securities in issue	536	535	—	535	—
Other borrowed funds	137	137	—	137	—

Financial instruments not measured at fair value - Bank

	Carrying amount	Fair value
	31.12.2017	31.12.2017	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	36,248	34,652	—	—	34,652
Held-to-maturity investment securities	681	695	365	320	10
Loans-and-receivables investment securities	2,099	1,663	—	1,142	521

Financial Liabilities
Due to customers	37,983	38,029	27,160	10,869	—
Other borrowed funds	742	757	—	757	—

	Carrying amount	Fair value
	31.12.2016	31.12.2016	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	38,166	35,515	—	—	35,515
Held-to-maturity investment securities	84	68	—	48	20
Loans-and-receivables investment securities	9,872	9,365	—	9,046	319

Financial Liabilities
Due to customers	36,799	36,760	25,417	11,343	—
Other borrowed funds	258	256	—	256	—

Notes to the Financial Statements

Group and Bank

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2017 and 31 December 2016:

The carrying amount of cash and balances with central banks, due from and due to banks, as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s Statement of Financial Position at fair value by fair value measurement level at 31 December 2017 and 31 December 2016:

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability
As at 31 December 2017	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	304	1,489	—	1,793
Derivative financial instruments	27	3,629	25	3,681
Available-for-sale investment securities	93	732	8	833
Total	424	5,850	33	6,307

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	866	—	866
Derivative financial instruments	—	3,781	17	3,798
Total	—	4,647	17	4,664

	Fair value measurement using			Total asset/ liability
As at 31 December 2016	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	299	1,572	8	1,879
Derivative financial instruments	11	4,437	34	4,482
Available-for-sale investment securities	971	1,624	9	2,604
Insurance related assets and receivables	173	117	—	290
Total	1,454	7,750	51	9,255

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,142	22	5,169
Total	5	5,669	22	5,696

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability
As at 31 December 2017	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	284	1,489	—	1,773
Derivative financial instruments	27	3,629	17	3,673
Available-for-sale investment securities	89	548	8	645
Total	400	5,666	25	6,091

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	866	—	866
Derivative financial instruments	—	3,781	17	3,798
Total	—	4,647	17	4,664

	Fair value measurement using			Total asset/ liability
As at 31 December 2016	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	278	1,565	8	1,851
Derivative financial instruments	11	4,436	19	4,466
Available-for-sale investment securities	47	168	9	224
Total	336	6,169	36	6,541

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,139	22	5,166
Total	5	5,666	22	5,693

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and measured at fair value for 31 December 2017 and 2016:

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using			Total asset/ liability
As at 31 December 2017	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	4	10	—	14
Derivative financial instruments	—	3	—	3
Available-for-sale investment securities	956	1,161	—	2,117
Insurance related assets and receivables	178	112	—	290
Total	1,138	1,286	—	2,424

Financial Liabilities
Derivative financial instruments	—	1	—	1
Total	—	1	—	1

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using			Total asset/ liability
As at 31 December 2016	Level 1	Level 2	Level 3	at Fair value
Financial Assets
Financial assets at fair value through profit or loss	—	563	—	563
Available-for-sale investment securities	3	329	6	338
Total	3	892	6	901

Financial Liabilities
Derivative financial instruments	—	2	—	2
Total	—	2	—	2

Transfers between Level 1 and Level 2

As at 31 December 2017, certain fair value through profit or loss securities issued by EFSF, for which the Group determined that sufficient liquidity and trading did not exist as at 31 December 2017, have been transferred from Level 1 to Level 2 according to the

Notes to the Financial Statements

Group and Bank

Group fair value hierarchy policy. The carrying amount of the fair value through profit or loss securities transferred as at 31 December 2017 was €3 million.

As at 31 December 2016, certain available-for-sale and fair value through profit or loss securities issued by ESM, EFSF and a European government, for which the Group determined that sufficient liquidity and trading existed as at 31 December 2016 have been transferred from Level 2 to Level 1 according to the Group fair value hierarchy policy. The carrying amount of the securities transferred as at 31 December 2016 was €50 million.

All transfers between levels are assumed to happen at the end of the reporting period.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2017 and 31 December 2016 include:

a)             Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

b)             Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 December 2017 and 31 December 2016, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 31 December 2017 and 31 December 2016, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	8	12	9
Gain / (losses) included in Income statement	—	(5)	(1)
Purchases	—	3	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 31 December	—	8	8

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	(1)	(21)	26
Gain / (losses) included in OCI	—	—	(23)
Purchases	—	19	—
Sales	(4)	—	—
Settlements	—	(1)	(26)
Transfer to non current assets held for sale	—	—	(16)
Transfer into/ (out of) level 3	—	8	—
Balance at 31 December	8	12	9

Reconciliation of fair value measurements in Level 3 — Bank

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	8	(3)	9
Gain / (losses) included in Income statement	—	2	(1)
Purchases	—	3	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 31 December	—	—	8

Notes to the Financial Statements

Group and Bank

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	13	7	32
Gain / (losses) included in Income statement	(1)	(21)	26
Gain / (losses) included in OCI	—	—	(23)
Purchases	—	4	—
Sales	(4)	—	—
Settlements	—	(1)	(26)
Transfer into/ (out of) level 3	—	8	—
Balance at 31 December	8	(3)	9

Gains or losses included in the income statement have been reported in “Net trading income and results from investment securities”, except for bonds’ amortisation of premium / discount, which amounts to NIL for both the year ended 31 December 2017 and the year ended 31 December 2016.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3), relating to financial assets at fair value through profit or loss and net derivative financial instruments, amount to €(15) million for the Group and €(7) million for the Bank for the year ended 31 December 2017, and Nil for the Group and €(25) million for the Bank for the year ended 31 December 2016.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters, such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs of the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2017

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High
	(in €million)
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
Interest Rate Derivatives	4	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	3	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	-50.00%		99.50%
Other Derivatives	2	Binomial model	Volatility of stock price	30.74%		104.83%
	8	Monte Carlo Simulation	Volatility of stock price	49.00%		49.00%
	(9)	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	70	bps	1000	bps

Quantitative Information about Level 3 Fair Value Measurements 31 December 2016

			Significant Unobservable	Range of Inputs
Financial Instrument	Fair Value	Valuation Technique	Input	Low		High
	(in €million)
Financial assets at fair value through profit or loss	8	Price Based	Price	101.24		101.24
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	6	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	(1)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	12.60%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.30%
Other Derivatives	16	Monte Carlo Simulation	Volatility of stock price	39.00%		39.00%
	(13)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	70	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact on the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments, a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal rating of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal rating of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

4.9                            Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position where the Group and the Bank currently have a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group and the Bank enter into various master netting arrangements or similar agreements that do not meet the criteria set by the applicable accounting guidance for offsetting in the Statement of Financial Position but still allow for the related amounts to be set off in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform). The table below presents the recognised financial instruments that are either offset or subject to master netting arrangements or similar agreements but not offset, as at 31 December  2017 and 2016, and shows under “Net amount” what the net impact would be on the Group’s and the Bank’s Statement of Financial Position if all set-off rights were exercised.

Notes to the Financial Statements

Group and Bank

a. Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

		Group					Bank
At 31 December 2017		Derivative instruments (1)	Reverse repurchase agreements(2)	Loans and advances to customers	Deposits in margin accounts (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loans and advances to customers	Deposits in margin accounts (2)	Total
Gross amounts of recognised financial assets		3,985	—	5,873	1,195	11,053	3,977	8	5,879	1,195	11,059
Positive market values from derivative financial instruments		(304)	—	—	—	(304)	(304)	—	—	—	(304)
Negative market values from derivative financial instruments		—	—	—	(321)	(321)	—	—	—	(321)	(321)
Net amounts of financial assets presented in the Statement of Financial Position		3,681	—	5,873	874	10,428	3,673	8	5,879	874	10,434
Related amounts not set off in the Statement of Financial Position	Financial instruments	(1,881)	—	(5,506)	—	(7,387)	(1,881)	(8)	(5,506)	—	(7,395)
	Cash collateral received	(686)	—	—	—	(686)	(686)	—	—	—	(686)
Net amount		1,114	—	367	874	2,355	1,106	—	373	874	2,353

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2017.

(2)  Included in Due from Banks in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2017.

		Group				Bank
At 31 December 2016		Derivative instruments (1)	Reverse repurchase agreements (2)	Deposits in margin accounts (2)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Deposits in margin accounts (2)	Total
Gross amounts of recognised financial assets		4,547	—	1,414	5,961	4,531	—	1,414	5,945
Positive market values from derivative financial instruments		(65)	—	—	(65)	(65)	—	—	(65)
Negative market values from derivative financial instruments		—	—	(120)	(120)	—	—	(120)	(120)
Net amounts of financial assets presented in the Statement of Financial Position		4,482	—	1,294	5,776	4,466	—	1,294	5,760
Related amounts not set off in the Statement of Financial Position	Financial instruments	(2,380)	—	—	(2,380)	(2,380)	—	—	(2,380)
	Cash collateral received	(629)	—	—	(629)	(629)	—	—	(629)
Net amount		1,473	—	1,294	2,767	1,457	—	1,294	2,751

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2016.

(2)  Included in Due from Banks in the Statement of Financial Position of the Group and the Bank as at 31 December 2016.

b. Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

		Group			Bank
At 31 December 2017		Derivative instruments (1)	Repurchase agreements (2)	Total	Derivative instruments (1)	Repurchase agreements (2)	Total
Gross amounts of recognised financial liabilities		4,422	3,415	7,837	4,422	3,415	7,837
Negative market values from derivative financial instruments		(304)	—	(304)	(304)	—	(304)
Deposits in margin accounts		(321)	—	(321)	(321)	—	(321)
Net amounts of financial liabilities presented in the Statement of Financial Position		3,797	3,415	7,212	3,797	3,415	7,212
Related amounts not set off in the Statement of Financial Position	Financial instruments	(1,010)	(3,415)	(4,425)	(1,010)	(3,415)	(4,425)
	Cash collateral pledged	(460)		(460)	(460)	—	(460)
Net amount		2,327	—	2,327	2,327	—	2,327

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2017.

(2)  Of which, €3,369 million included in Due to Banks and €46 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank, as at 31 December 2017.

Notes to the Financial Statements

Group and Bank

		Group			Bank
At 31 December 2016		Derivative instruments (1)	Repurchase agreements (2)	Total	Derivative instruments (1)	Repurchase agreements (2)	Total
Gross amounts of recognised financial liabilities		5,354	4,739	10,093	5,351	4,792	10,143
Negative market values from derivative financial instruments		(65)	—	(65)	(65)	—	(65)
Deposits in margin accounts		(120)	—	(120)	(120)	—	(120)
Net amounts of financial liabilities presented in the Statement of Financial Position		5,169	4,739	9,908	5,166	4,792	9,958
Related amounts not set off in the Statement of Financial Position	Financial instruments	(1,354)	(4,739)	(6,093)	(1,354)	(4,792)	(6,146)
	Cash collateral pledged	(865)	—	(865)	(865)	—	(865)
Net amount		2,950	—	2,950	2,947	—	2,947

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2016.

(2)  Of which, €4,693 million and €4,746 million included in Due to Banks and €46 million and €46 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2016.

NOTE 5:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance S.A. (“NIC”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016. As of 30 June 2017, NIC was classified as Held for Sale and Discontinued Operations.

International banking operations

The Group’s international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of 31 December 2016, The South African Bank of Athens Ltd (“S.A.B.A.”), UBB and Interlease were classified as Held for Sale and Discontinued Operations and on 13 June 2017 the disposal of UBB and Interlease was completed. Furthermore, as of 30 June 2017, Banka Romaneasca S.A. (“BROM”), Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“NBG Leasing doo”) and as of 31 December 2017, Banka NBG Albania Sh.a. (“NBG Albania”) were classified as Held for Sale and Discontinued Operations. On 1 December 2017, the disposal of Vojvodjanska and NBG Leasing doo was completed.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed.

Notes to the Financial Statements

Group and Bank

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12 month period ended 31.12.2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	507	510	127	180	—	92	—	135	1,551
Net fee and commission income	94	91	4	25	—	22	—	4	240
Other	18	(40)	(13)	(181)	—	1	—	41	(174)
Total income	619	561	118	24	—	115	—	180	1,617
Direct costs	(437)	(40)	(12)	(33)	—	(76)	—	(13)	(611)
Allocated costs and provisions(1)	(560)	(117)	(185)	(12)	—	(21)	—	(249)	(1,144)
Share of profit of equity method investments	—	—	—	—	—	—	—	1	1
Profit / (loss) before tax	(378)	404	(79)	(21)	—	18	—	(81)	(137)
Tax benefit / (expense)									(26)
Profit / (loss) for the period from continuing operations									(163)
Non-controlling interests									(31)
Profit/(loss) for the period from discontinued operations					69	(318)			(249)
Loss attributable to NBG equity shareholders									(443)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Depreciation and amortisation	33	4	1	2	—	4	—	47	91
Credit provisions and other impairment charges	405	93	167	1	—	21	—	124	811
Non current asset additions	8	—	—	1	—	2	—	160	171

Breakdown by business segment

12 month period ended 31.12.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	535	571	132	188	—	97	—	125	1,648
Net fee and commission income	86	85	6	(35)	—	23	—	12	177
Other	13	(37)	(13)	(160)	—	9	—	195	7
Total income	634	619	125	(7)	—	129	—	332	1,832
Direct costs	(426)	(40)	(11)	(46)	—	(74)	—	(32)	(629)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	—	(14)	—	(203)	(1,161)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1
Profit / (loss) before tax	(274)	305	(50)	(76)	—	41	—	97	43
Tax benefit / (expense)									(19)
Profit / (loss) for the period from continuing operations									24
Non controlling interests									(27)
Profit / (loss) for the period from discontinued operations					27	46	(2,957)		(2,884)
Loss attributable to NBG equity shareholders									(2,887)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Depreciation, amortisation	12	2	—	1	—	5	—	73	93
Credit provision and other impairment charges	198	237	141	2	—	14	—	192	784
Non current asset additions	13	4	—	1	6	14	—	97	135

Notes to the Financial Statements

Group and Bank

Segment assets as at 31 December 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Segment assets	17,468	10,813	2,158	8,697	—	3,023	—	12,262	54,421
Deferred tax assets and Current income tax advance									5,337
Non-current assets held for sale					3,150	1,860			5,010
Total assets									64,768

Segment liabilities as at 31 December 2017
Segment liabilities	32,794	2,966	156	8,217	—	2,803	—	6,914	53,850
Current income and deferred tax liabilities									16
Liabilities associated with non-current assets held for sale					2,327	1,196			3,523
Total liabilities									57,389

Segment assets as at 31 December 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and current income tax advance									5,674
Non-current assets held for sale						3,725			3,725
Total assets									78,531

Segment liabilities as at 31 December 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale						2,999			2,999
Total liabilities									70,944

Breakdown by location

12 month period ended 31 December 2017	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,459	58	—	34	1,551
Net fee and commission income	218	15	—	7	240
Other	(176)	2	—	—	(174)
Total income	1,501	75	—	41	1,617
Direct costs	(535)	(45)	—	(30)	(610)
Allocated costs and provisions(1)	(1,124)	(4)	—	(17)	(1,145)
Share of profit of equity method investments	1	—	—	—	1
Profit / (loss) before tax	(157)	26	—	(6)	(137)
Tax benefit / (expense)					(26)
Profit / (loss) for the period from continuing operations					(163)
Non-controlling interests					(31)
Discontinued operations	69	(316)		(2)	(249)
Loss attributable to NBG equity shareholders					(443)
Depreciation and amortisation	87	3	—	1	91
Credit provisions and other impairment charges	791	3	—	17	811
Non-current asset additions	168	2	—	1	171
Non-current assets	2,127	52	—	17	2,196

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12 month period ended 31 December 2016	Greece	S.E. Europe	Turkey	Other	Group
Net interest income	1,552	60	—	36	1,648
Net fee and commission income	154	15	—	8	177
Other	(1)	1	—	7	7
Total income	1,705	76	—	51	1,832
Direct costs	(554)	(43)	—	(31)	(628)
Allocated costs and provisions(1)	(1,150)	(1)	—	(11)	(1,162)
Share of profit of equity method investments	1	—	—	—	1
Profit / (loss) before tax	2	32	—	9	43
Tax benefit / (expense)					(19)
Profit/ (loss) for the period from continuing operations					24
Non-controlling interests					(27)
Profit/(loss) for the period from discontinued operations	27	46	(2,957)		(2,884)
Profit / (loss) attributable to NBG equity shareholders					(2,887)
Depreciation and amortisation(1)	88	3	—	2	93
Credit provisions and other impairment charges	770	—	—	14	784
Non-current asset additions	122	12	—	1	135
Non-current assets	2,263	181	—	27	2,471

(1)  Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 6:                         Net interest income

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Interest earned on:
Amounts due from banks	7	7	13	13
Financial assets at fair value through profit or loss	53	63	53	63
Investment securities	106	112	99	109
Loans and advances to customers	1,641	1,790	1,529	1,676
Interest and similar income	1,807	1,972	1,694	1,861

Interest payable on:
Amounts due to banks	(75)	(119)	(79)	(123)
Amounts due to customers	(156)	(203)	(140)	(183)
Debt securities in issue and other borrowed funds	(25)	(2)	(6)	(1)
Interest expense and similar charges	(256)	(324)	(225)	(307)

Net interest income	1,551	1,648	1,469	1,554

NOTE 7:                         Net fee and commission income

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Custody, brokerage & investment banking	14	11	4	6
Retail lending fees	33	28	26	21
Corporate lending fees	96	98	85	86
Banking fees & similar charges	96	84	93	74
Commissions on issues of Pillar II and to ELA for liquidity purposes	(10)	(54)	(10)	(54)
Fund management fees	11	10	—	3
Net fee and commission income	240	177	198	136

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Net trading income / (loss) and results from investment securities

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Net trading result and other net unrealized gains / (losses) from financial instruments	(167)	(175)	(194)	(224)
Net gain / (loss) from disposal of investment debt securities	27	26	27	24
Net gain / (loss) from disposal of investment equity securities	11	26	11	26
Net gain / (loss) from disposal of investment mutual funds	3	—	3	—
Total	(126)	(123)	(153)	(174)

Net trading result and other net unrealized gains/(losses) from financial instruments includes net gains/(losses) from amortization of accumulated hedging adjustments of ineffective hedge relationships, that amount to €(89) million  for the year ended 31 December 2017 (2016 : €(84) million).

In addition, it includes losses of €(57) million (2016: gains of €48 million) for the Group and the Bank relating to the bilateral CVA of derivatives.

Furthermore for the year ended 31 December 2016 also includes net gain/(losses) from financial instruments designated as at fair value through profit or loss that amounted to €(52) million.

NOTE 9:                         Net other income / (expenses)

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Income from non-banking activities	68	256	63	374
Deposit Insurance Premium	(55)	(62)	(50)	(57)
Withholding taxes and duties on loans granted	(61)	(64)	(61)	(64)
Total	(48)	130	(48)	253

For 2017, income from non-banking activities for the Bank includes €70 million (2016: €333 million) dividend income mainly received from subsidiaries.

For 2016, income from non-banking activities for the Group and the Bank includes gain from the sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. of €150 million and €36 million, respectively.

Contributions to Deposit Insurance and Resolution Funds for the Bank includes €33 million regarding the regular contribution to the Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) Resolution Leg (2016: €39 million) and €17 million contribution towards the Single Resolution Fund (“SRF”) (2016: €18 million).

NOTE 10:                  Personnel expenses

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Salaries and other staff related benefits	567	630	520	570
Pension costs: defined benefit plans (see Note 11)	12	13	11	7
Total	579	643	531	577

Salaries and other staff related benefits include the amount of €26 million (2016: €26 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid annually to IKA-ETAM for the next 6 years up to 2024 (see Note 11).

The average number of employees from continuing operations for the Group during the period 1 January 2017 up to 31 December 2017 was 11,501 (2016: 12,358) and for the Bank was 9,701 (2016: 10,506).

Notes to the Financial Statements

Group and Bank

The decrease in both the salaries and other related benefits and the number of employees is due to the completion on 31 December 2016 of the VES announced on 9 December 2016, in which 1,171 and 1,125 employees participated for the Group and the Bank, respectively (see Note 11).

NOTE 11:                  Retirement benefit obligation

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments from 26.5% in 2013 until they reach 13.3% of employees’ gross salary, for employees who joined any social security plan prior to 1 January 1993.

However, in accordance with Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016, from 1 January 2017, the Bank’s employer contributions will be reduced equally every year until they reach 13.33% in 2020 (31 December 2017: 18.27%, 31 December 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of €5,860.80, upon which social security contributions are calculated). Employer contributions for employees, who joined any social security fund post 1 January 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan (“LEPETE”) provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Under Law 3371/2005 employees hired after 1 January 2005 are insured in the single auxiliary social security fund (“ETEAM”). The Bank pays its contributions to ETEAM since 1 May 2007, which is now part of the Unified Fund for Auxiliary Insurance and Lump Sum Benefits (“ETEAEP”).  The Bank’s contributions for these employees, are currently limited to 3.5% on their respective salaries.

The Bank has been providing financial assistance to LEPETE, in order for the latter to cover cash shortfalls. The Board of Directors decided that the Bank will not provide any additional assistance to the fund from October 2017 onwards. Since December 2017, LEPETE has ceased making payments to the pensioners.

There are pending legal actions against the Bank from LEPETE, employees’ unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising. To date, three First Instance Court decisions (421,422, 423/10), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens (decision 487/2017), were in favour of the Bank.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among, which, NBG Asset Management Mutual Funds and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6.25% of employees’ salaries. Employees’ contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2017 and 2016 were €170 million and €190 million respectively.  The respective figures for the Bank were €161 million and €178 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan was incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plan.

National Bank of Greece Lump Sum Benefit Plan

Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan’s regulation, from 1 January 2014 the Bank pays contribution of 2%.

Notes to the Financial Statements

Group and Bank

II. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum payment based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek Law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts; therefore no provision for staff leaving indemnity was recognized.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees who on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2,000 euros.

Lump sum and annuity benefits

Former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (“DAF”) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Pension cost for these defined benefit plans and termination indemnities includes the following components which are recognised in the income statement for the periods ended:

Pension costs — defined benefit plans

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Service cost	7	7	7	6
Net interest expense on the net defined benefit liability/(asset)	4	6	4	6
Losses / (income) on curtailments /settlements and other expense/ (income)	9	110	8	105
Utilization of prior year provision	(8)	(110)	(8)	(110)
Total	12	13	11	7

In 2017, losses / (income) on curtailments / settlements and other expense / (income) mainly include the remaining cost of the 2016 VES implemented by the Bank, amounting to €8 million for the Group and the Bank, respectively.

Furthermore, the amount of €8 million utilization of prior year provision, relates to full utilisation of the provision recognized as of 31 December 2015 in the context of Bank’s commitment under the 2015 Revised Restructuring Plan to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 (see Note 45).

In 2016, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the VES implemented by the Bank and certain domestic subsidiaries, amounting to €110 million and €105 million for the Group and the Bank, respectively (see Note 10).

Furthermore, the amount of €110 million utilization of prior year provision, relates to partial utilisation of the provision recognized as of 31 December 2015 in the context of Bank’s commitment under the 2015 Revised Restructuring Plan to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 (see Note 45).

Notes to the Financial Statements

Group and Bank

Net liability in Statement of Financial Position

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Present value of funded obligations	148	201	148	151
Fair value of plan assets	(13)	(70)	(13)	(15)
	135	131	135	136
Present value of unfunded obligations	119	138	116	119
Total	254	269	251	255

Movement in net liability

	Group		Bank
	2017	2016	2017	2016

Net liability at the beginning of the period	269	273	255	258
Acquisition/Merger of subsidiaries/transfers to non-current assets held for sale	(11)	(5)	—	—
Actual employer contributions paid	(8)	(18)	(8)	(16)
Benefits paid directly	(20)	(126)	(19)	(118)
Total expense recognised in the income statement - continuing operations	20	123	19	117
Total expense recognised in the income statement -discontinued operations	—	1	—	—
Amount recognized in the OCI	4	20	4	14
Foreign exchange rate changes	—	1	—	—
Net liability at the end of the period	254	269	251	255

Remeasurements on the net liability

	Group		Bank
	2017	2016	2017	2016

Liability (gain)/loss due to changes in assumptions	—	26	—	20
Liability experience (gain)/loss arising during the year	4	(5)	4	(6)
Return on plan assets (excluding amounts included in interest income)	—	(1)	—	—
Total amount recognised in OCI	4	20	4	14

In 2018, the Group and the Bank are expected to make €7 million and €7 million respectively, in contributions to funded plans, and pay €17 million and €17 million respectively in retirement indemnities.

Reconciliation of defined benefit obligation

	Group		Bank
	2017	2016	2017	2016

Defined benefit obligation at the beginning of the period	339	341	270	276
Acquisition/ mergers of subsidiaries/transfers to non-current assets to held for sale	(65)	(5)	—	—
Service cost-continuing operations	7	7	7	6
Service cost-discontinued operations	—	1	—	—
Interest cost -continuing operations	4	8	4	6
Interest cost -discontinued operations	—	—	—	—
Employee contributions	2	4	2	3
Benefits paid from the Fund	(12)	(23)	(12)	(22)
Benefits paid directly	(20)	(126)	(19)	(118)
Losses/(gains) on curtailments / settlements- continuing operations	9	110	8	105
Remeasurements (gains)/losses:
Loss/(Gain) - financial assumptions	—	26	—	20
Loss/(Gain) - demographic assumptions	—	—	—	—
Loss/(Gain) - experience	4	(5)	4	(6)
Foreign exchange rate differences	(1)	1	—	—
Defined benefit obligation at the end of the period	267	339	264	270

Notes to the Financial Statements

Group and Bank

Reconciliation of plan assets

	Group		Bank
	2017	2016	2017	2016

Fair value of plan assets at the beginning of the period	70	68	15	18
Acquisition/ mergers of subsidiaries/transfers to non-current assets to held for sale	(55)	—	—	—
Expected return on plan assets	—	2	—	—
Employer contributions	8	18	8	16
Employee contributions	2	4	2	3
Benefits paid from the fund	(12)	(23)	(12)	(22)
Remeasurements gains/(losses):
Return on plan assets (excluding amounts included in interest income)	—	1	—	—
Fair value of plan assets at the end of the period	13	70	13	15

The weighted average assumptions used to determine the pension costs for these defined benefit obligations, for the years ended 31 December 2017 and 31 December 2016 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2017	2016	2017	2016

Discount rate	1.6%	1.6%	1.6%	1.6%
Price inflation	1.5%	1.5%	1.5%	1.5%
Rate of compensation increase	1.5%	1.6%	1.5%	1.5%
Pension increase	0.0%	0.0%	0.0%	0.0%
Plan duration	11.4	11.8	11.6	11.8

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions-Group

		31 December 2017
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.3)%
	Decrease by 50 basis points	5.8%
Price inflation	Increase by 50 basis points	0.4%
	Decrease by 50 basis points	(0.4)%
Rate of compensation increase	Increase by 50 basis points	3.6%
	Decrease by 50 basis points	(3.3)%
Pension growth rate	Increase by 50 basis points	1.3%
	Decrease by 50 basis points	(1.2)%
Life Expectancy	Plus 1 year	0.8%
	Minus 1 year	(0.8)%

Sensitivity analysis of significant actuarial assumptions-Bank

		31 December 2017
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.3)%
	Decrease by 50 basis points	5.9%
Price inflation	Increase by 50 basis points	0.4%
	Decrease by 50 basis points	(0.4)%
Rate of compensation increase	Increase by 50 basis points	3.7%
	Decrease by 50 basis points	(3.4)%
Pension growth rate	Increase by 50 basis points	1.6%
	Decrease by 50 basis points	(1.5)%
Life Expectancy	Plus 1 year	0.8%
	Minus 1 year	(0.9)%

Notes to the Financial Statements

Group and Bank

Allocation of plan assets

	Group				Bank
	2017		2016		2017		2016
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Cash and cash equivalents	2	15.4%	2	2.9%	2	15.4%	2	13.3%
Other	11	84.6%	68	97.1%	11	84.6%	13	86.7%
Total	13	100.0%	70	100.0%	13	100.0%	15	100.0%

Other relates mainly to assets of DAF policies issued by the Group’s main insurance company EH.

NOTE 12:                  General, administrative & other operating expenses

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Duties and taxes	25	26	10	9
Utilities	79	81	68	68
Rentals	24	25	89	90
Maintenance and other related expenses	17	19	15	16
Other administrative expenses	129	119	108	93
Total	274	270	290	276

NOTE 13:                  Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016
a. Impairment charge for credit losses
Loans and advances to customers	788	695	865	741
	788	695	865	741
b. Impairment charge for securities
Equity securities	1	2	1	—
	1	2	1	—
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	12	24	2	4
Impairment / Reversal of impairment of investment in subsidiaries and equity method investments	—	—	(54)	—
Legal and other provisions	10	63	8	74
	22	87	(44)	78

Total	811	784	822	819

At the Bank, impairment charge for credit losses includes €91 million (2016: €59 million) relating to intercompany loans for funding purposes. The impairment charge for credit losses for the 3rd party loans funded with these intercompany loans has already been recognized at the Group in previous periods.

Also, impairment/ reversal of impairment of investment in subsidiaries and equity method investments for the Bank relates to reversal of impairment of Bank’s subsidiaries recorded in prior periods.

Notes to the Financial Statements

Group and Bank

NOTE 14:                  Tax benefit /(expense)

	Group		Bank
Continuing Operations	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Current tax	(23)	(22)	(3)	(3)
Deferred tax	(3)	3	—	—
Tax benefit / (expense)	(26)	(19)	(3)	(3)

Profit / (loss) before tax	(137)	43	(245)	27

Tax calculated based on the current tax rate of 29% (2016: 29%)	40	(12)	71	(8)
Adjustments in respect of income tax of previous years	(1)	2	—	2
Effect of different tax rates in other countries	9	(6)	—	—
Income not subject to taxation and other permanent differences	40	151	40	213
Expenses not deductible for tax purposes	(13)	(11)	(34)	(9)
Effect of unused tax losses and deductible temporary differences not recognised as deferred tax assets	(88)	(135)	(76)	(196)
Non off-settable taxes with current year income taxes	—	(5)	—	(5)
Other	(13)	(3)	(4)	—
Income tax (expense) / benefit	(26)	(19)	(3)	(3)
Effective tax rate for the period	(18.8)%	44.0%	(1.4)%	10.2%

The nominal corporation tax rate for the Bank for 2017 and 2016 is 29%.  Following the tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

According to article 82 of law 4472/2017 an annual fee of 1.5% is imposed on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under law 4336/16.07.2015 for fiscal year 2015 onwards (29%) and the tax rate applicable on 30.6.2015 (26%). The law was applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The corresponding amount for the Bank is €9 million for 2016 and €8 million for the twelve month period ended 31 December 2017. The total charge of €17 million is presented within net other income / (expense).

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 43.

NOTE 15:                  Earnings / (losses) per share

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(194)	(3)	(248)	24
Less: dividends on CoCos	—	(168)	—	(168)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(194)	(171)	(248)	(144)

Earnings/(losses) for the period from discontinued operations	(249)	(2,884)	257	(15)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(443)	(3,055)	9	(159)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,574,515	9,145,859,028	9,147,151,527	9,147,151,527

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.02)	(0.02)	(0.03)	(0.02)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	(0.05)	(0.33)	0.00	(0.02)

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. On 15 December 2016, following the approval by the ECB the Bank fully repaid the CoCos. The effect of CoCos in the EPS calculation from continuing operations for the comparative period was antidilutive.

Notes to the Financial Statements

Group and Bank

NOTE 16:                  Cash and balances with central banks

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Cash in hand	577	655	546	524
Balances with central banks	1,201	846	945	320
Total	1,778	1,501	1,491	844
Of which
Obligatory balances with central banks	467	705	295	293

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.00% at 31 December 2017 while the corresponding deposits of certain subsidiaries are non-interest bearing.

NOTE 17:                  Due from banks

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Sight deposits with banks	280	386	191	265
Time deposits with banks	72	218	145	698
Securities purchased under agreements to resell	—	—	8	—
Deposits in margin accounts	1,056	1,294	1,056	1,294
Other	328	340	323	323
	1,736	2,238	1,723	2,580
Less: Allowance for losses on amounts due from banks	—	(11)	—	(1)
Total	1,736	2,227	1,723	2,579

NOTE 18:                  Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Trading Securities:
Government bonds	289	140	289	133
Treasury bills	1,435	1,694	1,435	1,694
Other debt securities	1	23	1	23
Equity securities	63	14	48	1
Mutual funds units	5	8	—	—
Total	1,793	1,879	1,773	1,851

Notes to the Financial Statements

Group and Bank

NOTE 19:                  Derivative financial instruments

	Group			Bank
	31.12.2017			31.12.2017
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	39,087	3,546	3,482	38,982	3,546	3,482
Foreign exchange derivatives — OTC	3,761	73	64	3,778	73	64
Other types of derivatives — OTC	728	22	33	477	15	33
Interest rate derivatives — Exchange traded	1,252	27	—	1,252	27	—
Other types of derivatives - Exchange traded	2,497	13	4	2,497	12	4
Total	47,325	3,681	3,583	46,986	3,673	3,583

Derivatives held for fair value hedging
Interest rate derivatives — OTC	150	—	215	150	—	215
Total	150	—	215	150	—	215

Total	47,475	3,681	3,798	47,136	3,673	3,798

	Group			Bank
	31.12.2016			31.12.2016
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	35,370	2,942	2,464	35,245	2,942	2,461
Foreign exchange derivatives — OTC	3,045	115	96	3,054	114	96
Other types of derivatives — OTC	384	36	23	133	21	23
Interest rate derivatives — Exchange traded	934	11	5	934	11	5
Other types of derivatives - Exchange traded	3,224	7	—	2,985	7	—
Total	42,957	3,111	2,588	42,351	3,095	2,585

Derivatives held for fair value hedging
Interest rate derivatives — OTC	9,934	1,371	2,581	9,934	1,371	2,581
Total	9,934	1,371	2,581	9,934	1,371	2,581

Total	52,891	4,482	5,169	52,285	4,466	5,166

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on implied probabilities of default, derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2017 amounted to a cumulative gain of €192 million, (2016: gain €249 million).

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2017, the fair values of the outstanding derivatives of both the Group and the Bank, designated under fair value hedge accounting, amounted to €(215) million, presented in the Statement of Financial Position of the Group and the Bank as €(215) million negative fair values under derivative liabilities. For those derivatives, the Group and the Bank recognized in the income statement for the year ended 31 December 2017 €35 million, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €(36) million fair value changes recognized on hedged items of the Group and the Bank.

At 31 December 2016, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(1,210) million, presented in the Statement of Financial Position of the Group and the Bank as €1,371 million positive fair values under derivative assets and €(2,581) million negative fair values under derivative liabilities, respectively.

Notes to the Financial Statements

Group and Bank

For derivatives designated as hedging instruments in fair value hedges, the Group and the Bank recognized in the income statement for the year ended 31 December 2016 €(175) million, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €201 million fair value changes recognized on hedged items of the Group and the Bank.

NOTE 20:                  Loans and advances to customers

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Mortgages	16,491	17,992	16,256	16,916
Consumer loans	3,686	4,743	3,153	3,805
Credit cards	829	1,046	757	957
Small business lending	3,572	3,948	3,426	3,792
Retail lending	24,578	27,729	23,592	25,470
Corporate and public sector lending	23,602	25,371	22,646	23,632
Total before allowance for impairment on loans and advances to customers	48,180	53,100	46,238	49,102
Less: Allowance for impairment on loans and advances to customers	(10,239)	(11,457)	(9,990)	(10,936)
Total	37,941	41,643	36,248	38,166

As at 31 December 2017, corporate and public sector lending for the Group includes a loan to the Hellenic Republic of €5,873 million (31 December 2016: €6,174 million). The whole agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

During 2017, €1.8 billion net loans were reclassified as Held for Sale relating to NIC, NBG Albania and Serbian and Romanian operations.

Movement in the allowance for impairment on loans and advances to customers

	Group
	31.12.2017				31.12.2016
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	6,614	4,757	86	11,457	7,368	5,384	91	12,843
Impairment charge for credit losses (see Note 13)	489	317	(18)	788	282	439	(5)	716
Loans written off	(1,089)	(538)	—	(1,627)	(780)	(675)	—	(1,455)
Amounts recovered	8	1	—	9	18	1	—	19
Unwind of the discount	(120)	(7)	—	(127)	(144)	(44)	—	(188)
Sale of impaired loans	—	—	—	—	—	(11)	—	(11)
Reclassified as held for sale	(65)	(102)	—	(167)	(128)	(347)	—	(475)
Foreign exchange rate differences	(26)	(70)	2	(94)	(2)	10	—	8
Balance at 31 December	5,811	4,358	70	10,239	6,614	4,757	86	11,457

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2017 for the subsidiaries classified as HFS in 2017 and 1 January 2016 for the subsidiaries classified as HFS in 2016. (see Note 28).

	Bank
	31.12.2017				31.12.2016
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	6,438	4,411	87	10,936	7,040	4,623	91	11,754
Impairment charge for credit losses (see Note 13)	486	397	(18)	865	271	475	(5)	741
Loans written off	(1,051)	(551)	—	(1,602)	(730)	(649)	—	(1,379)
Amounts recovered	5	—	—	5	2	—	—	2
Unwind of the discount	(127)	(18)	—	(145)	(143)	(43)	—	(186)
Foreign exchange rate differences	(37)	(33)	1	(69)	(2)	5	1	4
Balance at 31 December	5,714	4,206	70	9,990	6,438	4,411	87	10,936

Included in the allowance for impairment on loans and advances to customers for 2017 and 2016 are amounts of €41 million and €46 million (Bank: €228 million and €234 million respectively), which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Notes to the Financial Statements

Group and Bank

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Receivables from Public sector (Titlos Plc — February 2009)	—	6,174	—	6,174
SME loans (Sinepia d.a.c.-August 2016)	286	486	286	486
Total securitized loans	286	6,660	286	6,660

On 1 December 2017, the Bank proceeded with the termination of the Titlos plc securitization. As a result, on the same date, the bond issued by Titlos plc was cancelled. The aforementioned transaction had no effect on the financial position, results, cash flows and liquidity of the Group and the Bank.

On 12 July 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of SME loans securitization, in which the Bank has a beneficial interest. Sinepia d.a.c. notes A1, A2 & A3 were placed with the European Investment Bank (“EIB”), the European Investment Fund (“EIF”) and the European Bank for Reconstruction and Development (“EBRD”), allowing the Bank to raise €235 million of medium term funding. Notes A4 were initially held in total by the Bank but on 9 December 2016, NBG proceeded with the partial sale of class A4 notes of €65 million to EIB and therefore as at 31 December 2016, €8 million were held by the Bank while €65 million were placed with EIB. The Notes were subject to mandatory redemption in whole or in part on each interest payment date (i.e. on a quarterly basis) and only to the extent that the issuer had funds available for such purpose after making payment of any prior ranking liabilities in accordance with the agreement in force.

During 2017, NBG proceeded with the redemption of class A1, A2, A3 and A4 notes held by third parties of €123 million, €29 million, €41 million and €65 million, respectively. The outstanding amounts of Sinepia d.a.c. Class M and Z notes as at 31 December 2017 are as follows:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Sinepia d.a.c. (1), (2)	Asset Backed Floating Rate Notes- Class M	SME loans	8 August 2016	July 2035	236	Paid quarterly at a rate of three month Euribor plus a margin of 300 bps
Sinepia d.a.c. (1)	Asset Backed Floating Rate Notes- Class Z	SME loans	8 August 2016	July 2035	65	Paid quarterly at a rate of three month Euribor plus a margin of 500 bps

(1)The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

(2)On 18/10/2017, Sinepia d.a.c. proceeded with the partial redemption of class M notes of €23 million and therefore the outstanding amount of Sinepia d.a.c. Class M and Z notes as at 31 December 2017 is €236 million and €65 million respectively.

Notes M and Z which have not been placed with investors, are held by the Bank and therefore are not presented within “Other borrowed funds” (see Note 32).

Covered bonds

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Mortgages	4,916	3,470	4,916	3,470
of which eligible collateral	4,792	3,411	4,792	3,411

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2017:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Program I(1)	Series 6	Residential mortgage loans	5 October 2016	5 April 2019	1,500	Paid quarterly at rate of three month Euribor plus a margin of 200 bps
Program I(1)	Series 7	Residential mortgage loans	15 December 2017	15 December 2018	750	Paid quarterly at rate of three month Euribor plus a margin of 190 bps
Program II(1)	Series 7	Residential mortgage loans	19 October 2017	19 October 2020	750	Paid semi-annually at a fixed rate 2.75%

(1)The issues under this Program are currently rated B3 by Moody’s and B by Fitch

On 10 October 2017, the Bank issued a 3-year €750 million Covered Bond at 2.90% yield. The issue serves towards the Bank’s strategic objective to re-establish a recurring presence in the international capital markets and accelerated the disengagement from the Emergency Liquidity Assistance, normalizing its funding profile.

Notes to the Financial Statements

Group and Bank

The remaining two issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2017	2016
Maturity
Not later than 1 year	319	346
Later than 1 year but not later than 5 years	299	332
Later than 5 years	223	276
	841	954
Unearned future finance income on finance leases	(121)	(144)
Net investment in finance leases	720	810

Allowance for impairment on finance lease receivables in 2017 amounts to €326 million (2016: €342 million).

The net investment in finance leases may be analysed as follows:

	Group
	2017	2016
Maturity
Not later than 1 year	294	315
Later than 1 year but not later than 5 years	242	264
Later than 5 years	184	231
Net investment in finance leases	720	810

NOTE 21:                  Investment securities

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Available-for-sale investment securities:
Debt securities
Greek government bonds	225	87	225	68
Treasury bills and other eligible bills	167	721	—	—
Debt securities issued by other governments and public sector entities	250	1,138	233	4
Corporate bonds incorporated in Greece	90	78	90	46
Corporate bonds incorporated outside Greece	15	92	15	3
Debt securities issued by foreign financial institutions	20	120	20	40
Total debt securities	767	2,236	583	161
Equity securities	89	110	85	74
Mutual funds units	6	288	4	16
Total available-for-sale investment securities	862	2,634	672	251

Held-to-maturity investment securities:
Greek government bonds	252	83	252	—
Debt securities issued by other government and public sector entities	375	66	385	13
Corporate bonds incorporated in Greece	30	—	20	—
Debt securities issued by Greek financial institutions	39	—	24	—
Debt securities issued by companies of the Group	—	—	—	71
Total held-to-maturity investment securities	696	149	681	84

Loans-and-receivables investment securities:
Greek government bonds	1,106	1,451	1,106	1,406
EFSF bonds received by HFSF	977	8,503	977	8,446
Treasury bills and other eligible bills	66	38	—	—
Debt securities issued by other government and public sector entities	57	—	1	—
Corporate bonds incorporated in Greece	15	106	14	19
Debt securities issued by Greek financial institutions	1	1	1	1
Total loans and receivable securities	2,222	10,099	2,099	9,872

Total investment securities	3,780	12,882	3,452	10,207

Notes to the Financial Statements

Group and Bank

In April 2016, ECB decided to include the EFSF floating rate notes, used to recapitalize Greek banks on December 2015, on its wider Quantitative Easing program (“QE Program”), implemented through Bank of Greece. During 2016 the Bank sold to Bank of Greece, under the QE Program, EFSF floating rate notes of €3,249 million nominal value and realized a total gain of €65 million recorded in Net trading income / (loss) and results from investment securities. Further in January 2017, the Bank sold an additional amount of €325 million realizing a gain of €5 million.

On 5 December 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017. These measures included, among others, a bond exchange of floating rate notes used for Greek banks’ recapitalization for fixed-rate notes with much longer maturities. This exchange was effected at the bonds’ carrying amount, therefore, it had no impact on the Bank’s income statement. During 2017 the Bank participated in the Bond Exchange Program with €7.1 billion. The outstanding amount of notes eligible for this program as at 31 December 2017, is €1.0 billion. The process of Bond Exchange Program has been completed in January 2018 and all outstanding notes have been exchanged.

On 15 November 2017, the Hellenic Republic (HR) announced an invitation to exchange the 20 Greek government bonds issued in 2012 within the context of PSI (“PSI GGB’s”) maturing from 2023 to 2042, with 5 Greek government bonds, maturing on 2023,2028,2033,2037 and 2042. The purpose of this exchange was to align the terms of the outstanding debt of the Hellenic Republic with market standards for sovereign issuers, provide the market with a limited number of benchmark securities which are expected to have significantly higher liquidity than the PSI GGBs and hence normalize the benchmark yield curve for such securities. Each PSI GGB is exchanged with one or two securities with defined exchange ratio on the nominal value. The exchange offer was treated as a modification of the “PSI GGB’s”.

At 31 December 2017 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)             a Greek government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €965 million,

b)             Greek government bonds received in the context of the 15 November 2017 exchange announced by the HR, of nominal value €97 million and carrying value of €59 million

c)              other Greek government bonds maturing in 2019, 2028 and 2034 of nominal value €88 million and carrying value €82 million.

d)             Greek government bonds received in the context of the 15 November 2017 exchange announced by the HR, held by the Bank in the available-for-sale investment securities, of nominal value €192 million and carrying value of €181 million,

e)              other Greek government bonds maturing in 2019 and 2022 of nominal value €37 million and carrying value €38 million, and PSI Greek government bonds maturing from 2023 to 2042, with nominal value €6 million and carrying value €5 million.

f)               a Greek government bond held by the Bank in the held-to-maturity portfolio maturing in 2022, with nominal €255 million and carrying value €252 million.

The Group has concluded that there is no objective evidence of impairment with respect to these bonds described above as at 31 December 2017, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with this exposure, hence that the future cash flows will not be recovered in accordance with the contractual terms.

As at 31 December 2017, available-for-sale investment securities include equity securities whose fair value cannot be reliably measured and are carried at cost, of €27 million and €26 million for the Group and Bank, respectively (2016: €30 million and €27 million for the Group and Bank, respectively).

At 31 December 2016 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)             Hellenic Republic Treasury bills held by the Group in the available-for-sale investment securities, maturing within 2017, with nominal amount €518 million and carrying amount €516 million.

b)             a Greek government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €996 million.

c)              Greek government bonds in the loans-and-receivable investment securities maturing in 2017 and 2019 held by the Group with nominal value €471 million and carrying value of €393 million and by the Bank with nominal value €426 million and carrying value of €355 million and additional such bonds in the available-for-sale investment securities held by the Group with nominal value of €31 million and carrying amount of €29 million

d)             Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by the Bank in the loans-and-receivables investment securities with nominal value €96 million and carrying value of €56 million and additional such bonds in the available-for-sale investment securities with nominal value of €79 million and carrying value of €54 million.

e)              Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by subsidiaries of the Bank in the held-to-maturity investment securities with nominal value of €239 million and carrying value of €83 million and

Notes to the Financial Statements

Group and Bank

additional such bonds in the loans-and-receivables and Available — for —sale investment securities with nominal value of €10 million and €5 million and carrying value of €6 million and €3 million respectively.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2017, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank is €965 million. The fair value of these securities on 31 December 2017, is €504 million. During the period ended 31 December 2017, the Group and the Bank recognized interest income of €25 million and loss in the income statement of €42 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 31 December 2017 would have been higher by €205 million.

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 31 December 2017, the carrying amount and fair value of the reclassified bonds which are still held by the Group and the Bank is €66 million and €101 million respectively. During the period ended 31 December 2017, the Group and the Bank recognized interest income of €29 million and gain charged in the income statement of €1 million. Had these securities not been reclassified, other comprehensive income of the Group and the Bank, net of tax, for the period ended 31 December 2017, would have been higher by €24 million respectively.

The movement of investment securities may be summarised as follows:

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Available-for-sale investment securities:
Balance at 1 January	2,634	2,634	251	243
Additions within the period	2,115	3,663	924	280
Disposals (sales and redemptions) within the period	(1,820)	(3,427)	(599)	(295)
Transfers to Non-current assets held for sale	(2,164)	(277)	—	—
Gains / (losses) from changes in fair value	94	35	93	21
Amortisation of premiums / discounts	3	6	3	2
Balance at 31 December	862	2,634	672	251

Held-to-maturity investment securities:
Balance at 1 January	149	233	84	138
Additions within the period	687	—	671	—
Disposals (sales and redemptions) within the period	(5)	(90)	(5)	(5)
Transfers to Non-current assets held for sale	(137)	—	(71)	(52)
Amortisation of premiums / discounts	2	6	2	3
Balance at 31 December	696	149	681	84

Loans-and-receivables investment securities
Balance at 1 January	10,099	13,250	9,872	13,076
Additions within the period	347	113	114	19
Disposals (sales and redemptions) within the period	(8,106)	(3,279)	(7,900)	(3,227)
Transfers to Non-current assets held for sale	(131)	—	—	(3)
Amortisation of premiums / discounts	13	15	13	7
Balance at 31 December	2,222	10,099	2,099	9,872

Notes to the Financial Statements

Group and Bank

NOTE 22:                  Investment property

	Group
	Land	Buildings	Leased Properties	Total
Cost
At 1 January 2016	434	569	13	1,016
Acquisition/ Disposal of subsidiary(ies)	2	2	—	4
Transfers	1	5	—	6
Transfers to Held for Sale	—	(2)	(13)	(15)
Additions	30	11	—	41
Disposals and write offs	(1)	(1)	—	(2)
At 31 December 2016	466	584	—	1,050

Accumulated depreciation & impairment
At 1 January 2016	(8)	(139)	—	(147)
Transfers	—	(4)	—	(4)
Depreciation charge	—	(14)	—	(14)
Impairment charge	(10)	(6)	—	(16)
At 31 December 2016	(18)	(163)	—	(181)

Net book amount at 31 December 2016	448	421	—	869

Cost
At 1 January 2017	466	584	—	1,050
Foreign exchange differences	(1)	—	—	(1)
Acquisition/ Disposal of subsidiary(ies)	—	(2)	—	(2)
Transfers	14	41	—	55
Transfers to Held for Sale	(49)	(98)	—	(147)
Additions	43	31	—	74
Disposals and write offs	(1)	(8)	—	(9)
At 31 December 2017	472	548	—	1,020

Accumulated depreciation & impairment
At 1 January 2017	(18)	(163)	—	(181)
Transfers	—	(12)	—	(12)
Transfers to Held for Sale	4	59	—	63
Disposal of subsidiary(ies)	—	1	—	1
Disposals and write offs	—	4	—	4
Depreciation charge	—	(12)	—	(12)
Impairment charge	(5)	(4)	—	(9)
At 31 December 2017	(19)	(127)	—	(146)

Net book amount at 31 December 2017	453	421	—	874

The fair value of investment property as at 31 December 2017 exceeded the carrying amount and amounted to €958 million. Rental income for the year ended 31 December 2017 amounts to €51 million (2016: €47 million).

NOTE 23:                  Equity method investments

	Group		Bank
	2017	2016	2017	2016

At 1 January	7	16	7	7
Transfers to non-current assets held for sale	—	(10)	—	—
Share of profit/(loss) of equity method investments	1	1	—	—
At 31 December	8	7	7	7

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Social Securities Funds Management S.A.	Greece	2010-2017	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2017	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2017	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010-2017	39.93%	39.93%	39.93%	39.93%
Planet S.A.	Greece	2009-2017	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2011-2017	21.83%	21.83%	21.83%	21.83%
Sato S.A.	Greece	2012-2017	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2017	33.60%	33.60%	33.60%	33.60%
UBB Metlife Life Insurance Company A.D.(1)	Bulgaria	—	—	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)(1)	Bulgaria	—	—	19.98%	—	—

(1) Reclassified in 2016 to Non-Current Assets held for sale, in the context of UBB divestment. The transfer of the Group’s entire stake in United Bulgarian Bank A.D. was completed on 13 June 2017. (See Note 42).

Summarised financial information in respect of the Group’s equity method investments is set out below based on the most recent financial information available:

	31.12.2017	31.12.2016
Total assets	51	71
Total liabilities	18	46
Net assets	32	25
Group’s share of net assets of equity method investments	8	6

Total revenue	54	54
Total profit/(loss) for the year	1	—
Group’s share of profit/(loss) of equity method investments	1	1

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 24:                  Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total

Cost
At 1 January 2016	240	571	21	8	138	978	440	135	575
Foreign exchange differences	(1)	(1)	—	—	—	(2)	(1)	—	(1)
Transfers	—	11	—	—	(7)	4	6	(6)	—
Reclassified as held for sale	(15)	(27)	—	—	(1)	(43)	—	—	—
Additions	—	37	—	—	8	45	29	8	37
Disposals and write offs	1	(1)	—	—	—	—	—	—	—
At 31 December 2016	225	590	21	8	138	982	474	137	611

Accumulated amortisation & impairment
At 1 January 2016	(238)	(456)	(21)	(8)	(108)	(831)	(353)	(109)	(462)
Foreign exchange differences	—	1	—	—	1	2	—	—	—
Transfers	—	(4)	—	—	—	(4)	—	—	—
Reclassified as held for sale	15	21	—	—	—	36	—	—	—
Amortization charge	—	(41)	—	—	(6)	(47)	(35)	(6)	(41)
Impairment charge	(1)	—	—	—	—	(1)	—	—	—
At 31 December 2016	(224)	(479)	(21)	(8)	(113)	(845)	(388)	(115)	(503)

Net book amount at 31 December 2016	1	111	—	—	25	137	86	22	108

Cost
At 1 January 2017	225	590	21	8	138	982	474	137	611
Disposal of subsidiaries	(201)	(8)	(21)	(8)	—	(238)	—	—	—
Transfers	—	1	—	—	(1)	—	1	(1)	—
Reclassified as held for sale	(3)	(58)	—	—	—	(61)	—	—	—
Additions	—	41	—	—	19	60	40	14	54
At 31 December 2017	21	566	—	—	156	743	515	150	665

Accumulated amortisation & impairment
At 1 January 2017	(224)	(479)	(21)	(8)	(113)	(845)	(388)	(115)	(503)
Disposal of subsidiaries	201	5	21	8	—	235	—	—	—
Reclassified as held for sale	2	43	—	—	—	45	—	—	—
Amortisation charge	—	(36)	—	—	(10)	(46)	(34)	(3)	(37)
At 31 December 2017	(21)	(467)	—	—	(123)	(611)	(422)	(118)	(540)

Net book amount at 31 December 2017	—	99	—	—	33	132	93	32	125

Notes to the Financial Statements

Group and Bank

NOTE 25:                  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2016	853	925	855	161	4	2,798
Foreign exchange differences	—	(1)	(2)	(2)	—	(5)
Transfers	(2)	5	—	(6)	(3)	(6)
Reclassified as held for sale	(1)	(27)	(81)	(10)	(2)	(121)
Additions	2	3	29	12	3	49
Disposals and write offs	—	—	(20)	(9)	—	(29)
At 31 December 2016	852	905	781	146	2	2,686

Accumulated depreciation & impairment
At 1 January 2016	(150)	(424)	(761)	(138)	—	(1,473)
Foreign exchange differences	—	1	2	2	—	5
Transfers	—	1	—	—	—	1
Reclassified as held for sale	—	20	62	7	—	89
Disposals and write offs	—	—	20	9	—	29
Depreciation charge	—	(17)	(25)	(6)	—	(48)
Impairment charge	(3)	—	—	—	—	(3)
At 31 December 2016	(153)	(419)	(702)	(126)	—	(1,400)

Net book amount at 31 December 2016	699	486	79	20	2	1,286

Cost
At 1 January 2017	852	905	781	146	2	2,686
Disposal of subsidiaries	—	(32)	(3)	—	(1)	(36)
Transfers	(11)	4	—	(8)	(1)	(16)
Reclassified as held for sale	(65)	(110)	(56)	(17)	(2)	(250)
Additions	—	2	13	11	11	37
Disposals and write offs	(1)	(9)	(8)	—	—	(18)
At 31 December 2017	775	760	727	132	9	2,403

Accumulated depreciation & impairment
At 1 January 2017	(153)	(419)	(702)	(126)	—	(1,400)
Transfers	—	2	—	—	—	2
Reclassified as held for sale	1	42	52	15	—	110
Disposals and write offs	—	6	8	—	—	14
Depreciation charge	—	(13)	(23)	(5)	—	(41)
Impairment charge	(2)	—	—	—	—	(2)
At 31 December 2017	(154)	(382)	(665)	(116)	—	(1,317)

Net book amount at 31 December 2017	621	378	62	16	9	1,086

For more information regarding what it is included under ‘Reclassified as held for sale’ in 2017 and 2016, please refer to Note 28.

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2016	84	99	622	166	—	971
Foreign exchange differences	—	—	(2)	(2)	—	(4)
Transfers	—	—	—	1	(1)	—
Additions	—	1	25	11	1	38
Disposals and write offs	—	—	(8)	(5)	—	(13)
At 31 December 2016	84	100	637	171	—	992

Accumulated depreciation & impairment
At 1 January 2016	(5)	(44)	(561)	(112)	—	(722)
Foreign exchange differences	—	(1)	1	2	—	2
Disposals and write offs	—	—	9	5	—	14
Depreciation charge	—	(2)	(21)	(7)	—	(30)
At 31 December 2016	(5)	(47)	(572)	(112)	—	(736)

Net book amount at 31 December 2016	79	53	65	59	—	256

Cost
At 1 January 2017	84	100	637	171	—	992
Transfers	—	—	—	1	(1)	—
Additions	—	1	12	11	2	26
Disposals and write offs	(1)	(9)	—	—	—	(10)
At 31 December 2017	83	92	649	183	1	1,008

Accumulated depreciation & impairment
At 1 January 2017	(5)	(47)	(572)	(112)	—	(736)
Disposals and write offs	—	6	1	—	—	7
Depreciation charge	—	(2)	(21)	(8)	—	(31)
At 31 December 2017	(5)	(43)	(592)	(120)	—	(760)

Net book amount at 31 December 2017	78	49	57	63	1	248

NOTE 26:                  Deferred tax assets and liabilities

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Deferred tax assets:
Unamortised PSI losses	2,202	2,294	2,202	2,294
Securities	—	14	—	—
Property and equipment and intangible assets	7	(5)	—	—
Pension and other post retirement benefits	—	3	—	—
Loans and advances to customers	2,705	2,615	2,704	2,612
Tax losses	1	48	—	—
Other temporary differences	1	109	—	—
Deferred tax assets	4,916	5,078	4,906	4,906

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Deferred tax liabilities:
Securities	—	1	—	—
Property and equipment and intangible assets	2	2	—	—
Insurance reserves	—	1	—	—
Loans and advances to customers	3	3	—	—
Other temporary differences	1	(1)	—	—
Deferred tax liabilities	6	6	—	—

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Deferred tax charge in the income statement
Unamortised PSI losses	(92)	(92)	(92)	(92)
Property and equipment and intangible assets	—	1	—	—
Loans and advances to customers	89	91	92	92
Other temporary differences	—	3	—	—
Deferred tax charge in the income statement	(3)	3	—	—
Deferred tax through OCI	1	—	—	—
Net deferred tax movement	(2)	3	—	—

Notes to the Financial Statements

Group and Bank

The Group and the Bank believe that the realization of the recognized DTA of €4,916 million and €4,906 million for the Group and the Bank, respectively, at 31 December 2017 is probable based upon expectations of Group’s and Bank’s taxable income in the future (see Note 3).

At 31 December 2017, cumulative Group tax losses amounted to €5,353 million (2016: €6,264 million) and were incurred in 2013 through to 2017. The amount of €5,314 million (2015: €5,955 million) relates to the Bank and was incurred in 2013 through to 2017. Management has estimated that tax losses of €19 million for the Group and NIL for the Bank (2016: €188 million and NIL) can be utilised thus a DTA of €4 million of which €3 million are negatively included in “Other temporary differences” of deferred tax liabilities and NIL (2016: €48 million and NIL) for the Group and the Bank respectively has been recognised. The unused tax losses amounted to €5,334 million for the Group and €5,314 million for the Bank (2016: €6,076 million and €5,955 million) and the unrecognised DTA amounted to €1,547 million and €1,541 million (2016: €1,754 million and €1,727 million) respectively.

The following table presents the year of expiration of the unused tax losses for the Group and the Bank.

	Group	Bank
Year	31.12.2017	31.12.2017
2018	139	138
2019	1,914	1,913
2020	942	933
2021	2,129	2,112
2022	229	218
	5,353	5,314

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 27:                  Other assets

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Accrued interest and commissions	32	66	34	45
Receivables from Greek State	690	625	676	612
Tax prepayments and other recoverable taxes	4	5	—	—
Trade receivables	99	135	18	15
Assets acquired through foreclosure proceedings	103	105	85	77
Prepaid expenses	57	65	51	52
Hellenic Deposit and Investment Guarantee Fund	492	485	492	485
Cheques and credit card transactions under settlement	16	13	13	11
Other	119	205	90	159
Total	1,612	1,704	1,459	1,456

In accordance with article 9 of Law 4370/07.03.2016, the upper coverage level for the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is €100 thousand per client.  In this context, the Supplementary Deposit Cover Fund (“SDCF”) was establish in 2008.

Law 4370/07.03.2016 article 25 par. 8, 9 and 10 provides that the SDCF, is considered as a distinct group of assets which consists of the annual contributions of the credit institutions, pursuant to paragraph 2 of Article 6 of Law 3714/2008 (A ‘231). The assets of the SDCF are considered to be assets of the SDCF members credit institutions, according to their participation in it and is part of the funds of and subject to management by the HDIGF, for the achievement of its objectives.

In accordance with article 13 of Law 4370/07.03.2016, HDIGF guarantees up to an amount of €30 thousand per client for investing activities. In 2010, the participating credit institutions paid the first contributions. The said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation. Each credit institution participating in the Investment Cover Scheme (ICS) has an individual share in it. The individual share of each ICS member is proportional to its participation in the assets of the ICS, Article 30/4370/ 07.03.2016.

In accordance with article 36 of Law 4370/07.03.2016, the Resolution Scheme (RS) assets, as Resolution Fund for credit institutions, are from ordinary contributions paid in advance, extraordinary contributions and alternative means of funding, pursuant to the internal articles 98, 99 and 100 of Article 2 of Law 4355/2015. The contributions are determined by the competent members of the Single Resolution Board and according to the provisions of the Regulation (E.U.) 2015/81 of the European Parliament and Board.

Notes to the Financial Statements

Group and Bank

NOTE 28:                  Assets and liabilities held for sale and discontinued operations

Non-current assets held for sale at 31 December 2017 comprise of S.A.B.A., BROM, NIC and NBG Albania, while at 31 December 2016 comprised of S.A.B.A., UBB and Interlease. The profit and losses from discontinued operations for the period ended 31 December 2017, include S.A.B.A., UBB, Interlease, Vojvodjanska, NBG Leasing doo, BROM, NIC and NBG Albania. The comparative profit / (loss) for the period from discontinued operations includes Finansbank, S.A.B.A., UBB and Interlease (classified as discontinued operations in December 2016) and has been re-presented to also include BROM, NIC, Vojvodjanska and NBG Leasing doo (classified as discontinued operations in June 2017) and NBG Albania (classified as discontinued operations in December 2017).

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounted to €2,750 million. In addition, according to the agreement, QNB would repay at the closing date the $910 million of subordinated debt that NBG had extended to Finansbank (€828 million including €12 million accrued interests).

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 42.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management (“the Buyers”). The agreed consideration for the transaction amounted to €288 million.

The disposal was completed on 30 September 2016 on which date control of the Funds passed to the Buyers. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 42.

Astir Palace Vouliagmenis S.A.

On 10 February 2014, JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN.

After the fulfillment of relevant conditions precedent the disposal was completed on 27 October 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received amounted to €299 million and the gain amounted to €150 million. Details of the assets and liabilities disposed of, and the calculation of the profit on disposal, are disclosed in Note 42.

United Bulgarian Bank A.D. and Interlease E.A.D. (“Bulgarian operations”)

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in UBB and its 100% stake in Interlease, its subsidiaries in Bulgaria. The agreed consideration for the sale of the two subsidiaries amounted to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by Ethniki Hellenic General Insurance S.A. The consideration amounted to €10.5 million.

The disposal was completed on 13 June 2017 on which date control of Bulgarian operations passed to KBC.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of these financial statements.

Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“Serbian operations”)

On 4 August 2017, the Bank entered into a definitive agreement with OTP Bank Serbia (“OTPS”) for the divestment to OTPS of its 100% stake in its subsidiaries in Serbia, Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to €125 million.

The disposal was completed on 1 December 2017 on which date control of Serbian Operations passed to OTPS. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of these financial statements.

Notes to the Financial Statements

Group and Bank

The South African Bank of Athens Ltd

On 22 December 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.82% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to ZAR279 million (€19 million).

Following the decision to dispose of its entire stake in S.A.B.A., the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the Cash Generating Unit (“CGU”) and concluded to recognize an impairment loss of €4 million at Group level.

Closing of the transaction is expected during the second quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received).

Ethniki Hellenic General Insurance S.A. (“NIC”)

On 26 June 2017, the NBG’s Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN Financial Services Holding B.V. (“EXIN”) and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of NIC via the NBG network.

However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the Share and Purchase Agreement (“SPA”) entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank is considering various strategic options in relation to its investment in Ethniki Insurance and in line with its Restructuring Plan.

Nevertheless, the management remains committed to sell the Company, considers that the sale is highly probable and expects to conclude within 12 months. For this reason the Company remains classified as held for sale and discontinued operations.

Banca Romaneasca S.A.

On 27 July 2017, the Bank entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary BROM. The agreed consideration for the sale amounts to €72 million.

Following the decision to dispose of its entire stake in BROM, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €92 million at Group level. At Bank level the corresponding impairment amounted to €67 million. The impairment loss includes loss of €20 million regarding an agreed repayment of loans.

However, on 19 March 2018, the Bank announced that the National Bank of Romania (“NBR”) rejected OTPR’s application to acquire 99.28% of BROM as NBR’s approval of OTP, as the new shareholder of BROM, was a condition precedent for the closing of the transaction.

Nevertheless, the management remains committed to sell the Company, considers that the sale is highly probable and expects to conclude within 12 months. For this reason the company remains classified as held for sale and discontinued operations.

Banka NBG Albania Sh.A.

On 2 February 2018, the Bank entered into a definitive agreement with American Bank of Investments S.A. (“ABI”) for the divestment to ABI of its entire stake (100%) in its subsidiary Banka NBG Albania Sh.A. (NBG Albania). The agreed consideration for the sale amounts to €25 million.

Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €36 million at Group level which is included in the Profit / (loss) for the period from discontinued operations. At Bank level the corresponding impairment amounted to €34 million.

As at 31 December 2017 the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania. Closing is expected to occur by the end of the second quarter 2018.

Notes to the Financial Statements

Group and Bank

Condensed income statement of discontinued operations (1)

	Group		Bank
	12 month period ended		12 month period ended
€ million	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Net interest income	203	741	—	—
Net fee and commission income	34	215	—	—
Earned premia net of claims and commissions	58	68	—	—
Other income	30	36	50	(14)
Total income / (expense)	325	1,060	50	(14)
Operating expenses	(207)	(599)	(8)	—
Provisions and impairments	(143)	(181)	(141)	(1)
Profit/(loss) before tax	(25)	280	(99)	(15)

Tax benefit/(expense)	(15)	(44)	—	—
Profit/(loss) for the period from discontinued operations	(40)	236	(99)	(15)
Profit/(Loss) on disposal (see Note 42)	(209)	(3,120)	356	—
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(249)	(2,884)	257	(15)

(1)    Includes S.A.B.A., UBB, Interlease,  Vojvodjanska, NBG Leasing d.o.o., B.R.O.M., NIC and NBG Albania while in 2016 Finansbank is also included. It does not include the expected gain from the disposal of NIC.

€ million	31.12.2017	31.12.2016

Cash Flows from discontinued operations
Net cash inflows/(outflows) from operating activities	52	532
Net cash inflows/(outflows) from investing activities	60	(1,012)
Net cash inflows/(outflows) from financing activities	(44)	(62)
Net Cash inflows /(outflows)	68	(542)

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group		Bank
	31.12.2017(1)	31.12.2016(2)	31.12.2017(1)	31.12.2016(2)
ASSETS
Cash and balances with central banks	186	389	—	—
Due from banks	164	117	440	32
Financial assets at fair value through profit or loss	14	563	—	—
Derivative financial instruments	3	—	—	—
Loans and advances to customers	1,298	2,176	25	—
Investment securities	2,372	342	51	29
Investment property	92	13	—	—
Investments in subsidiaries	—	—	937	254
Equity method investments	—	9	—	—
Goodwill, software and other intangible assets	15	6	—	—
Property and equipment	135	22	—	—
Deferred tax assets	145	4	—	—
Insurance related assets and receivables	505	—	—	—
Current income tax advance	19	1	—	—
Other assets	62	83	8	—
Total assets	5,010	3,725	1,461	315

LIABILITIES
Due to banks	8	39	—	—
Derivative financial instruments	1	2	—	—
Due to customers	1,040	2,942	—	—
Other borrowed funds	—	2	—	—
Insurance related reserves and liabilities	2,283	—	—	—
Deferred tax liabilities	1	—	—	—
Retirement benefit obligations	8	5	—	—
Other liabilities	182	9	—	—
Total liabilities	3,523	2,999	—	—

(1) Includes S.A.B.A., Ethniki Hellenic General Insurance S.A., B.R.O.M. and Banka NBG Albania Sh.a.

(2) Includes UBB, Interlease and S.A.B.A.

Notes to the Financial Statements

Group and Bank

NOTE 29:                  Due to banks

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Demand deposits due to credit institutions	72	94	166	158
Time deposits due to credit institutions	125	102	308	125
Interbank deposits	44	27	100	91
Amounts due to ECB and Central Banks	2,751	12,309	2,751	12,309
Securities sold under agreements to repurchase	3,369	4,693	3,369	4,746
Other	980	963	979	960
Total	7,341	18,188	7,673	18,389

The reduction in the amounts due to ECB and Central Banks by €9.6 billion and in Securities sold under agreements to repurchase by €1.3 billion in 2017, mainly reflects the increased liquidity of the Group and the Bank from the completion of the disposal of UBB and Interlease in June 2017 and of Vojvodjanska and NBG Leasing doo in December 2017, of €0.9 billion (see Note 42).  Also, the liquidity was further increased through the sale of EFSF bonds of €7.1 billion (see Note 21) and the issue of covered bonds of €0.8 billion in 2017 (see Note 31).

NOTE 30:                  Due to customers

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Deposits:
Individuals	30,875	32,171	29,435	29,354
Corporate	6,242	5,461	6,271	5,159
Government and agencies	3,148	2,827	3,143	2,813
Total	40,265	40,459	38,849	37,326

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Deposits:
Savings accounts	18,690	18,402	18,500	18,037
Current & Sight accounts	8,662	7,705	8,572	7,232
Time deposits	12,079	13,448	10,942	11,159
Other deposits	788	858	789	852
	40,219	40,413	38,803	37,280
Securities sold to customers under agreements to repurchase	46	46	46	46
	46	46	46	46
Total	40,265	40,459	38,849	37,326

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 December 2017, these deposits amount to €866 million (2016: €527 million) for both the Group and the Bank.

In accordance with Law 4151/2013, all dormant deposit accounts are subject to statute of limitations of 20 years in favour of the Greek State.  All banks operating in Greece are required by April of every year to remit the cash balances of such dormant accounts to the Greek State. According to Article 1, paragraph 6 of the Legislative Act published in the Government Gazette “N.84/18.07.2015”, the aforementioned obligation has been suspended.

During 2017, €1.8 billion due to customers were reclassified as liabilities associated with non-current assets held for sale relating to NIC, NBG Albania and Serbian and Romanian operations.

Notes to the Financial Statements

Group and Bank

NOTE 31:                  Debt securities in issue

	Group			Bank
	Weighted Interest rate	31.12.2017	31.12.2016	Weighted Interest rate	31.12.2017	31.12.2016

Corporate bonds - floating rate	4.58%	284	278	—	—	—
Covered bonds - fixed rate	2.75%	742	—	2.75%	742	—
Floating rate notes	—	—	258	—	—	—
Total		1,026	536		742	—

The financial terms of the major debt securities in issue as of 31 December 2017, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Outstanding Nominal amount	Own held by the Group (nominal amount)	Interest rate
Covered bonds
NBG	Fixed rate covered bonds - Program II Series 7	19 October 2017	October 2020	EUR	750	745	5	Paid semi-annually at a fixed coupon rate of 2.75%
Corporate bonds
NBG Pangaea REIC	Floating rate bond	20 August 2014	July 2019	EUR	235	235	—	Paid quarterly Euribor plus 485 bps
Floating rate notes
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class M	8 August 2016	July 2035	EUR	259	236	236	Paid quarterly Euribor plus 300 bps
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class Z	8 August 2016	July 2035	EUR	65	65	65	Paid quarterly Euribor plus 500 bps

Debt securities in issue redeemed or repurchased in 2017, are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount
Covered bonds
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class A1	8 August 2016	July 2035	EUR	150
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class A2	8 August 2016	July 2035	EUR	35
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class A3	8 August 2016	July 2035	EUR	50
NBG (via special purpose entity - Sinepia d.a.c.)	Asset Backed Floating Rate Notes- Class A4	8 August 2016	July 2035	EUR	89

The movement of debt securities in issue may be summarised as follows:

	Group	Bank
	31.12.2017	31.12.2017
Balance at 1 January	536	—
Additions within the period	742	742
Disposals (sales and redemptions) within the period	(332)	(76)
Sold Back	72	72
Accruals	6	4
Amortisation of premiums / discounts	1	—
Other	1	—
Balance at 31 December	1,026	742

Notes to the Financial Statements

Group and Bank

NOTE 32:                  Other borrowed funds

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Loans-fixed rate	7	9	—	—
Loans-floating rate	164	128	—	258
Total	171	137	—	258

Fixed rate borrowings of the Group include borrowings from Stopanska Banka A.D. amounting to €7 million (4 million in EUR and 3 million in MKD).

Floating rate borrowings of the Group include borrowings from NBG Pangaea REIC group amounting to €163 million, all denominated in EUR and from Stopanska Banka A.D. amounting to €1 million, all denominated in MKD.

The movement of other borrowed funds may be summarised as follows:

	Group	Bank
	31.12.2017	31.12.2017
Balance at 1 January	137	258
Additions within the period	85	—
Disposals (sales and redemptions) within the period	(32)	(258)
Disposals of subsidiaries	(15)	—
Exchange differences	(6)	—
Accruals	1	—
Other	1	—
Balance at 31 December	171	—

Disposals (sales and redemptions) within the period for the Bank, relates to the full redemption of Sinepia Asset Backed Floating Rate Notes issued on 8 August 2016, whereas for the Group are presented in Note 31.

NOTE 33:                  Other liabilities

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Accrued interest and commissions	4	7	4	6
Creditors and suppliers	223	227	175	157
Amounts due to government agencies	63	52	63	46
Collections for third parties	359	268	359	268
Other provisions	81	100	75	72
Taxes payable - other than income taxes	50	62	42	33
Accrued expenses and deferred income	60	69	37	42
Payroll related accruals	34	34	32	29
Dividends payable	—	1	—	—
Cheques and credit card transactions under settlement	3	3	—	—
Other	118	140	111	124
Total	995	963	898	777

The movement of other provisions for the Group and the Bank may be summarised as follows:

	Group
	2017			2016
	Litigation	Other	Total	Litigation	Other	Total

Balance at 1 January	91	9	100	62	10	72
Provisions utilised during the year	—	—	—	(8)	(4)	(12)
Provisions charged/ (released) to income statement during the year	—	(2)	(2)	37	4	41
Foreign exchange differences	3	—	3	—	(1)	(1)
Transfer to liabilities associated with non-current assets held for sale	(18)	(2)	(20)	—	—	—
Balance 31 December	76	5	81	91	9	100

Notes to the Financial Statements

Group and Bank

	Bank
	2017			2016
	Litigation	Other	Total	Litigation	Other	Total

Balance at 1 January	69	3	72	41	3	44
Provisions utilised during the year	—	1	1	(8)	(3)	(11)
Provisions charged/ (released) to income statement during the year	1	—	1	36	3	39
Due to absorption of subsidiaries	1	—	1	—	—	—
Balance 31 December	71	4	75	69	3	72

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes provisions for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These provisions may change from time to time, as appropriate, in light of additional information. For the cases for which a provision has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the final outcome of these matters is not expected to have a material adverse effect on the Group’s and Bank’s Statement of Financial Position, results of operation or cash flows.

NOTE 34:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement, taking into account that at 31 December 2017 the Group and the Bank has provided for cases under litigation the amounts of €76 million and €71 million respectively (31 December 2016: €91 million and €69 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014, 2015 and 2016 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015, 30 September 2016 and 23 October 2017 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016. For the subsidiaries and associates regarding unaudited tax years refer to Note 43.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Commitments to extend credit*	7	8	7	8
Standby letters of credit and financial guarantees written	2,829	2,910	3,410	3,340
Commercial letters of credit	303	239	329	226
Total	3,138	3,157	3,746	3,574

* Commitments to extend credit at 31 December 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2017 are €6,474 million (2016: €5,768 million) and €6,110 million for the Bank (2016: €5,268 million)

d. Assets pledged

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016
Assets pledged as collateral	8,608	22,617	8,608	22,668

As at 31 December 2017, the Group and the Bank has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €4,744 million;

•                  loans and advances to customers amounting to €1,378 million;

•                  covered bonds of a nominal value of €2,250 million backed with mortgage loans of total value of €3,402 million; and

•                  securitized notes of a nominal value of €236 million backed with small business loans of €286 million.

In addition to the pledged items presented in the table above, as at 31 December 2017, the Group and the Bank has pledged an amount of €320 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €149 million for trade finance purposes.

e. Transferred financial assets

As at 31 December 2017 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bank
31.12.2017	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	3,402	2,520	3,402	2,520
Securities sold under agreements to repurchase
Trading and investment securities	3,415	3,415	3,415	3,415
Total	6,817	5,935	6,817	5,935

	Group		Bank
31.12.2016	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	6,967	5,681	6,967	5,681
Securities sold under agreements to repurchase
Trading and investment securities	4,741	4,739	4,792	4,792
Total	11,708	10,420	11,759	10,473

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s Statement of Financial Position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16, Note 29 and Note 30), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

Notes to the Financial Statements

Group and Bank

The Group and the Bank have no transferred financial assets that are not subject to derecognition in full, but remain on the Statement of Financial Position to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

f. Operating lease commitments

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

No later than 1 year	13	26	79	82
Later than 1 year and no later than 5 years	22	55	288	296
Later than 5 years	12	20	1,158	1,239
Total	47	101	1,525	1,617

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

NOTE 35:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2017 and 31 December 2016 was 9,147,151,527, with a nominal value of 0.30 Euro.

Warrants

According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants were transferable securities with no restrictions concerning their transfer. Following the reverse split in November 2015, each warrant incorporates the right of its holder to purchase from HFSF 0.54861592129144 new shares, acquired by HFSF due to its participation in the capital increase of Bank in 2013. The warrants did not provide voting rights to holders or owners thereof.

The warrants were exercisable every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date automatically ceased to exist and the corresponding warrants were cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that might occur during the term that the warrants were in force, was announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, was equal to €64.35 plus accrued interest at an annual rate of 3% plus the margin:

•                  1% (100 basis points) for the first year from the Issue Date;

•                  2% (200 basis points) for the second year from the Issue Date;

•                  3% (300 basis points) for the third year from the Issue Date;

•                  4% (400 basis points) for the fourth year from the Issue Date; and

•                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant was entitled to acquire upon exercise of his right. The exercise price was adjusted accordingly in the event of corporate actions and was announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) was the date of expiry of the warrants.

After the end of the ninth exercise period (27 December 2017), the warrants remained unexercised were 245,743,123 which, on 29 December 2017, were cancelled by HFSF.

Contingent Convertible Securities (CoCos)

The Bank issued contingent convertible securities (“CoCos”) in the name of HFSF for the amount of €2,029 million by issuing of 20,292 CoCos of 100,000 Euro each. In return for the shares and CoCos received, HFSF contributed to NBG bonds issued by ESM (see Note 22).

Notes to the Financial Statements

Group and Bank

CoCos return

The CoCos bear return at 8% per annum for the first seven years and thereafter, the yield rate was set to the sum of: (a) the 7-year Mid-Swap Rate plus (b) the difference between the initial yield rate of 8% and the 7-year Mid-Swap Rate at the CoCos’ issue date.

Payment of dividend (whether in whole or in part) was entirely at the discretion of the Bank. Any such dividend elected not to be paid was cancelled and did not accumulate. However, if the Bank did not pay all or any part of any scheduled dividend payments more than once, then the CoCos were automatically converted into ordinary shares. The Bank’s Board of Directors had the option, at its full discretion, to pay dividend in the form of newly issued ordinary shares of the Bank. If the Bank decided not to pay dividend, then no dividends were allowed to be distributed to holders of the Bank’s ordinary shares.

Principal

The CoCos were perpetual and the holders did not have a right to require redemption in cash. On the 7th Anniversary, holders have the right to convert their CoCos into ordinary shares. The Bank had the option to repay in cash all or some of the CoCos at any time at their initial nominal value plus any accrued and unpaid dividend, provided that all necessary regulatory approvals were obtained.

If the CET1 Ratio of the Bank, calculated on a consolidated or a solo basis, fell below 7% (the trigger event), the CoCos were automatically converted into ordinary shares determined by dividing 116% of the nominal value of the then outstanding CoCos by the subscription price of the 2015 Recapitalisation.

Based on the terms of the CoCos, there was no obligation for the Bank to deliver cash or another financial asset in respect of principal or dividend payments and therefore the CoCos were classified as equity. The equity conversion features of the Cocos under the trigger event, the second missed dividend payment and the holder’s option to convert into ordinary shares of the Bank on the 7th Anniversary, were closely related to the host equity contract.

On 9 December 2016, the Bank proceeded with the payment of dividend of €168 million on CoCos. Furthermore, on 15 December 2016, following approval by the ECB the Bank fully repaid the CoCos at their initial nominal value of €2,029 million, in accordance with the relevant commitment towards the DGComp (see Note 48).

Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par. 1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares acquired by the HFSF in the capital increase of Bank in 2013

More specifically, further to a share capital increase decided by Extraordinary General Meeting of 17 November 2015, the HFSF has agreed to inject capital of €1,068 million and receive in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank and contingent convertible bonds (“CoCos”) equal to an amount of €2,029 million by issuing 20,292 CoCos of €100,000 each. HFSF retains also common shares with restricted voting rights corresponding to 1.47 % of the share capital of the Bank, acquired under the previous recapitalization in 2013 and in accordance to Article 7a par.1 of the Greek Law 3864/2010, these shares give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, these shares of the HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Notes to the Financial Statements

Group and Bank

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 December 2017 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A.  and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2016	2,001,463	1
Purchases	150,099,503	34
Sales	(149,689,971)	(34)
At 31 December 2016	2,410,995	1

Purchases	115,768,780	33
Sales	(117,676,003)	(34)
At 31 December 2017	503,772	—

NOTE 36:                  Tax effects relating to other comprehensive income / (expense) for the period

	12 month period ended			12 month period ended
	31.12.2017			31.12.2016
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	114	(3)	111	69	(4)	65
Less: Reclassification adjustments included in the income statement	19	—	19	(4)	(1)	(5)
Gain reclassified to income statement on disposal of Finansbank	—	—	—	(13)	3	(10)
Gain reclassified to income statement on disposal of the Funds	—	—	—	(9)	—	(9)
Gain reclassified to income statement on disposal of UBB	(24)	2	(22)	—	—	—
Available-for-sale securities	109	(1)	108	43	(2)	41
Currency translation differences	(44)	—	(44)	(158)	—	(158)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	2,742	—	2,742
Gain reclassified to income statement on disposal of the Funds	—	—	—	(35)	—	(35)
Loss reclassified to income statement on disposal of Serbian operations	180	—	180	—	—	—
Currency translation differences	136	—	136	2,549	—	2,549
Cash flow hedge	—	—	—	(56)	11	(45)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	31	(6)	25
Cash flow hedge	—	—	—	(25)	5	(20)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	338	—	338
Net investment hedge	—	—	—	338	—	338
Total of items that may be reclassified subsequently to profit or loss	245	(1)	244	2,905	3	2,908
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	(2)	—	(2)	(20)	2	(18)
Total of items that will not be reclassified subsequently to profit or loss	(2)	—	(2)	(20)	2	(18)
Other comprehensive income / (expense) for the period	243	(1)	242	2,885	5	2,890

Notes to the Financial Statements

Group and Bank

	12 month period ended			12 month period ended
	31.12.2017			31.12.2016
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	93	—	93	20	—	20
Less: Reclassification adjustments included in the income statement	23	—	23	15	—	15
Available-for-sale securities	116	—	116	35	—	35
Currency translation differences	(5)	—	(5)	(51)	—	(51)
Total of items that may be reclassified subsequently to profit or loss	111	—	111	(16)	—	(16)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability/asset	(4)	—	(4)	(14)	—	(14)
Total of items that will not be reclassified subsequently to profit or loss	(4)	—	(4)	(14)	—	(14)
Other comprehensive income / (expense) for the period	107	—	107	(30)	—	(30)

NOTE 37:                  Reserves & retained earnings

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Statutory reserve	324	385	297	296
Available-for-sale securities reserve	96	36	92	(24)
Defined benefit obligations	(161)	(162)	(161)	(157)
Currency translation differences reserve	66	(113)	(56)	(51)
Other reserves and retained losses	(10,237)	(9,853)	(10,565)	(10,574)
Total	(9,912)	(9,707)	(10,393)	(10,510)

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2017	2016	2017	2016

At 1 January	36	2	(24)	(60)
Reclassified as held for sale	(57)	(17)	—	—
Net gains / (losses) from changes in fair value of AFS investments	94	53	93	20
Net (gains) / losses transferred to income statement upon disposal	23	6	22	15
Impairment losses on AFS investments	—	(8)	1	1
At 31 December	96	36	92	(24)

NOTE 38:                  Non controlling interests

	Group
	2017	2016

At 1 January	680	725
(Acquisitions) /disposals	8	(118)
Share capital increase	—	86
Dividend distribution	(36)	(38)
Share of net profit of subsidiaries	31	27
Foreign exchange differences	—	(2)
At 31 December	683	680

In 2017, (Acquisitions)/disposals line mainly relates to the acquisition of additional 15.36% of Probank Leasing in November 2017. In 2016, (Acquisitions)/disposals line mainly relates to the disposal of Finansbank (€10 million) and ASTIR Palace Vouliagmenis S.A. (€110 million) (see Note 42).

Dividends relate mainly to NBG Pangaea REIC (2017: €34 million, 2016: €35 million) and to Stopanska Banka A.D. (2017: €2 million, 2016: €2 million).

Notes to the Financial Statements

Group and Bank

NOTE 39:                  Dividends

Codified Law 2190/1920 on Greek companies imposes restrictions regarding the dividend distribution. Specifically, par. 1 of article 44a states that no distribution to the shareholders can take place, if, on the day on which the last financial year ends, the total shareholders’ equity, is or, following this distribution, will be, lower than the amount of the share capital increased by the reserves the distribution of which is forbidden by law or the Articles of Association. Such share capital amount is reduced by the amount for which payment has not yet been called.

In addition, par.2 of the same article states that any distributable amount shall not exceed the profit of the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed and has been approved by the General Meeting, less any losses carried forward and any amounts required by law or its Articles of Association to be allocated towards the formation of reserves.

Due to the above restrictions, there were no distributable funds available by the end of 2016, therefore the Annual Ordinary General Meeting of the Bank’s shareholders held on 30 June 2017 took no decision on dividend distribution.

For the same reason the Bank’s Board of Directors will not propose any dividend distribution to the Bank’s Shareholders Annual General Meeting of 2018.

Furthermore, pursuant to the Hellenic Financial Stability Fund (“HFSF”) Law, and in line with the provisions of the Amended Relationship Framework Agreement with the HFSF, the HFSF’s representative who sits on the Board of Directors has the veto right over decisions regarding the distribution of dividends.

NOTE 40:                  Cash and cash equivalents

	Group		Bank
	31.12.2017	31.12.2016	31.12.2017	31.12.2016

Cash and balances with central banks	1,370	974	1,196	551
Due from banks	480	617	225	507
Trading securities	396	431	397	431
Investment securities	270	196	—	—
Total	2,516	2,218	1,818	1,489

Cash and balances with central banks, Due from banks and Investment Securities of the Group include €59 million, €150 million and €162 million, respectively, relating to subsidiaries classified as Held for Sale.

NOTE 41:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 12-month period ended 31 December 2017 and 31 December 2016 and the significant balances outstanding at 31 December 2017 and 31 December 2016 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 December 2017, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €5 million, €5 million and NIL respectively (31 December 2016: €6 million, €5 million and NIL respectively), whereas the corresponding figures at Bank level amounted to €5 million, €4 million and NIL respectively (31 December 2016: €6 million, €4 million and NIL respectively).

Total compensation to related parties amounted to €10 million (31 December 2016: €19 million of which €10 million from continuing operations) for the Group and to €6 million (31 December 2016: €7 million) for the Bank, mainly relating to short-term benefits and in particular salaries and social security contributions.

Notes to the Financial Statements

Group and Bank

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	31.12.2017	31.12.2016

Assets	17	15
Liabilities	10	13
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	2

	12 month period ended
	31.12.2017	31.12.2016

Interest, commission and other income	2	14
Interest, commission and other expense	3	4

	Bank
	31.12.2017			31.12.2016
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	1,799	17	1,816	2,020	15	2,035
Liabilities	1,232	10	1,242	1,128	9	1,137
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,939	1	2,940	2,810	2	2,812

	12 month period ended 31.12.2017			12 month period ended 31.12.2016

Interest, commission and other income	69	1	70	95	—	95
Interest, commission and other expense	89	2	91	92	2	94

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 31 December 2017 amounted to €746 million (31 December 2016: €723 million). The interest income for the Group and the Bank amounted to NIL (31 December 2016: €1 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2017, amounted to €123 million and €41 million respectively (31 December 2016: €146 million and €65 million respectively).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On 9 December 2016, the Bank paid to HFSF €165 million relating to the coupon of the contingent convertible bonds (“CoCos”). On 15 December 2016, the Bank proceeded to the repayment of the CoCos amounting to €2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 42:                  Acquisitions, disposals and other capital transactions

Sale of Bulgarian Operations

On 13 June 2017, the Group disposed of its Bulgarian Operations to KBC Bank NV (“KBC”). The consideration was €610 million. The transaction included the transfer of NBG’s 99.91% stake in United Bulgarian Bank AD (“UBB”) and 100% stake in Interlease EAD (“Interlease”). In addition, KBC repaid the €26 million of subordinated debt that NBG had extended to UBB and the €70 million of loans that the Group had extended to Interlease.

Notes to the Financial Statements

Group and Bank

Year ended 31 December 2017
Assets
Cash and balances with central banks	61
Due from other banks	630
Trading securities	584
Loans and advances to customers	2,005
Investment securities	335
Investment property	15
Equity method investments	6
Intangible assets	4
Property, plant and equipment	23
Deferred tax assets	2
Other assets	87
Total assets	3,752
Liabilities
Due to other banks	169
Derivative financial instruments	2
Due to customers	2,944
Other borrowed funds	28
Retirement benefit obligations	6
Other liabilities	15
Total liabilities	3,164
Net Assets disposed of	588

Gain on disposal of Bulgarian Operations

Year ended 31 December 2017

Consideration received less costs to sell	599
Net Assets disposed of	(588)
Non-controlling interests	1
Cumulative gain on available-for-sale financial assets reclassified from equity to profit or loss	22
Gain on disposal	34

The gain on disposal €34 million is included in the Profit / (loss) for the period from discontinued operations (see Note 28).

Net cash inflow on disposal of Bulgarian Operations

Year ended 31 December 2017

Consideration received in cash and cash equivalents less costs to sell	599
Less: Cash and cash equivalent balances disposed of	(220)
Net consideration	379
Repayment by KBC of subordinated debt and loans that NBG Group had extended to Bulgarian Operations	96
Net cash inflow	475

Furthermore, in the context of the disposal of Bulgarian Operations, Ethniki Hellenic General Incurance SA disposed of its 20% and 30% stake in UBB Insurance Broker AD and UBB-Metlife Life insurance Company AD, respectively, for €10.5 million and the gain amounted to €7 million. The gain is included in the Profit / (loss) for the period from discontinued operations (see Note 28).

Sale of Serbian Operations

On 1 December 2017, the Group disposed of its Serbian Operations to OTP BANKA SRBIJA A.D. NOVI SAD (“OTP”). The consideration was €125 million. The transaction included the transfer of NBG’s 100% stake in Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade, NBG Services d.o.o. Belgrade. In addition, OTP repaid the €111 million of loans that the Group had extended to Serbian Operations.

Notes to the Financial Statements

Group and Bank

Year ended 31 December 2017
Assets
Cash and balances with central banks	41
Due from other banks	192
Loans and advances to customers	696
Investment securities	137
Investment property	1
Intangible assets	5
Property, plant and equipment	37
Deferred tax assets	2
Other assets	7
Total assets	1,118
Liabilities
Due to other banks	90
Due to customers	814
Other borrowed funds	15
Retirement benefit obligations	2
Other liabilities	14
Total liabilities	935
Net Assets disposed of	183

Loss on disposal of Serbian Operations

Year ended 31 December 2017

Consideration received less costs to sell	121
Net Assets disposed of	(183)
Cumulative exchange loss in respect of the net assets of Serbian Operations reclassified from equity to profit or loss	(180)
Loss on disposal	(243)

The loss on disposal of €243 million is included in the Profit / (loss) for the period from discontinued operations (see Note 28).

Net cash inflow on disposal of Serbian Operations

Year ended 31 December 2017

Consideration received in cash and cash equivalents less costs to sell	121
Less: Cash and cash equivalent balances disposed of	(112)
Net consideration	9
Repayment by OTP of loans that NBG Group had extended to Serbian Operations	111
Net cash inflow	120

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction included the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank (€828 million including €12 million accrued interests).

Notes to the Financial Statements

Group and Bank

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658
Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,200
Total liabilities	24,898
Net Assets disposed of	2,760

Loss on disposal of Finansbank

Year ended 31 December 2016

Consideration received less costs to sell	2,724
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,120)

The loss on disposal is included in the loss for the period ended 31 December 2016 from discontinued operations (see Note 28)

Net cash inflow on disposal of Finansbank

Year ended 31 December 2016

Consideration received in cash and cash equivalents less costs to sell	2,724
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,014
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,842

Sale of NBGI Private Equity Funds

On 30 September 2016, the Group disposed of its interests in 11 Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was €288 million.

Notes to the Financial Statements

Group and Bank

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Due from other banks	113
Investment securities	50
Investment property	159
Investments in associates	46
Goodwill	20
Property, plant and equipment	101
Other assets	112
Total assets	601
Liabilities
Other liabilities	324
Total liabilities	324
Net Assets disposed of	277

Gain on disposal of NBGI PE Funds

Year ended 31 December 2016

Consideration received less costs to sell	274
Net Assets disposed of	(277)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35
Cumulative gain on available-for-sale financial assets of NBGI PE Funds reclassified from equity to profit or loss	9
Gain on disposal	41

The gain on disposal relating to amounts reclassified from OCI, of €44 million is presented in net trading income / (loss) and results from investment securities while the remaining loss of €3 million is presented within net other income / (expense).

Net cash inflow on disposal of NBGI PE Funds

Year ended 31 December 2016

Consideration received in cash and cash equivalents less costs to sell	274
Less: Cash and cash equivalent balances disposed of	(113)
Net cash inflow	161

Sale of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

On 27 October 2016, the Bank disposed of its stake in Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. to Apollo Investment Hold Co SARL. The consideration was €298.8 million.

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Due from other banks	11
Property, plant and equipment	272
Other assets	17
Total assets	300
Liabilities
Other borrowed funds	40
Retirement benefit obligations	1
Other liabilities	8
Total liabilities	49
Net Assets disposed of	251

Gain on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Year ended 31 December 2016

Consideration received less costs to sell	291
Net Assets disposed of	(251)
Non-controlling interests	110
Gain on disposal	150

The gain on disposal is included in the line of Income Statement “Net other income / (expenses)”.

Notes to the Financial Statements

Group and Bank

Net cash inflow on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Year ended 31 December 2016

Consideration received in cash and cash equivalents less costs to sell	291
Less: Cash and cash equivalent balances disposed of	(11)
Net cash inflow	280

Other transactions

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values. On 27 June 2017 the Boards of Directors of the companies approved the Draft Merger Agreement.

On 20 January 2017, following the decision of NIC BoD on 13 January 2017, the Group’s subsidiary National Insurance Brokers S.A. was disposed of for a consideration of €1.2 million.

On 23 October 2017, NBG Pangaea Reic established in Bulgaria the company PNG PROPERTIES EAD, a wholly owned subsidiary. The capital contributed amounted to BGN 50 thousand.

On 4 January 2016, the disposal of the Group’s joint venture company UBB-AIG Insurance Company AD was completed for a consideration of €2 million.

On 16 June 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

On 21 December 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOY S.A. for a total consideration of €3.6 million.

The movement of the bank’s investments in subsidiaries is presented below:

	Bank
	2017	2016

Balance at the beginning of the period	2,543	2,861
Acquisition of additional interest/ share capital increase in existing subsidiaries	80	24
Share capital decrease in existing subsidiaries	(2)	(87)
Disposals	(125)	—
Reversal of impairment	63	—
Impairment charge	(189)	(1)
Non-current assets held for sale	(927)	(254)
Balance at the end of the period	1,443	2,543

Share capital decrease in existing subsidiaries relates to Grand Hotel Summer Palace S.A., in the amount of €2 million.

Disposals in 2017, relate to the completion of the disposal of Vojvodjanska Banka a.d. Novi Sad and NBG Leasing d.o.o. Belgrade in December 2017.

The impairment charge recognized in 2017 relates mainly, to the cost of investment in Banca Romaneasca S.A. of €43 million, in NBG Finance (Dollar) Plc of €9 million, in Banka NBG Albania Sh.a of €34 million, in Probank Leasing S.A. of €60 million, and in Vojvodjanska Banka a.d. Novi Sad of €42 million, and in NBG Leasing d.o.o. Belgrade of €3 million.

The impairment charge recognized in 2016 relates to the cost of investment in The South African Bank of Athens Ltd of €1 million.

Reversal of impairment relates mainly to NBG Finance Plc of €11 million, and NBG Finance (Sterling) Plc of €52 million.

Non-current assets held for sale in 2017 include the acquisition cost of Ethniki Hellenic General Insurance S.A., Banca Romaneasca S.A., Banka NBG Albania Sh.a., The South African Bank of Athens Ltd (2016: United Bulgarian Bank A.D., Interlease E.A.D. and The South African Bank of Athens Ltd, (see Note 28).

The acquisition of additional interest / share capital increase in existing subsidiaries includes the following:

	Bank
	2017	2016
Share capital increase of SPEs	—	8
Share capital increase in Ethiniki Leasing S.A.	—	10
Share capital increase in Dionysos S.A.	—	1
Share capital increase in Ektenepol	—	2
Share capital increase in Probank Leasing S.A.	80	—
Other	—	3
Total	80	24

Notes to the Financial Statements

Group and Bank

NOTE 43:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2017	31.12.2016	31.12.2017	31.12.2016

National Securities S.A.	Greece	2012-2017	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2017	100.00%	100.00%	100.00%	98.10%
Ethniki Leasing S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (4)	Greece	—	—	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2007-2017	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (1)	Greece	2012-2017	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(1) (2)	Greece	2010-2017	70.00%	70.00%	—	—
National Insurance Brokers S.A. (3)	Greece	—	—	95.00%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.(4)	Greece	—	—	100.00%	—	100.00%
KADMOS S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2017	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2017	78.04%	77.76%	78.04%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2017	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2017	32.66%	32.66%	32.66%	32.66%
Karolou S.A.	Greece	2012-2017	32.66%	32.66%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2017	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (2)	Greece	2012-2017	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(2)	Greece	2010-2017	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2009-2017	99.87%	84.71%	99.87%	84.52%
NBG Insurance Brokers S.A.	Greece	2010-2017	100.00%	99.98%	99.90%	99.90%
NBG Malta Holdings Ltd	Malta	2006-2017	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2017	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)(5)	Bulgaria	—	—	99.91%	—	99.91%
UBB Asset Management Inc.(5)	Bulgaria	—	—	99.92%	—	—
UBB Insurance Broker A.D. (5)	Bulgaria	—	—	99.93%	—	—
UBB Factoring E.O.O.D.(5)	Bulgaria	—	—	99.91%	—	—
Interlease E.A.D., Sofia (5)	Bulgaria	—	—	100.00%	—	100.00%
Interlease Auto E.A.D. (5)	Bulgaria	—	—	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.(5)	Bulgaria	—	—	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2017	100.00%	100.00%	—	—
Bankteco E.O.O.D.	Bulgaria	2016-2017	100.00%	100.00%	100.00%	100.00%
PNG Properties E.A.D.	Bulgaria	—	32.66%	—	—	—
Banca Romaneasca S.A.(1)	Romania	2011-2017	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2012-2017	100.00%	99.33%	100.00%	6.43%
S.C. Garanta Asigurari S.A.(1)	Romania	2003-2017	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2017	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2012-2017	32.66%	32.66%	—	—
Vojvodjanska Banka a.d. Novi Sad (8)	Serbia	—	—	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade(8)	Serbia	—	—	100.00%	—	100.00%
NBG Services d.o.o. Belgrade(8)	Serbia	—	—	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2017	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2011-2017	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2017	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2012-2017	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd(1)	Cyprus	2004-2017	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd(1)	Cyprus	2004-2017	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd(1)	Cyprus	2004-2017	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	2016-2017	32.66%	32.66%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)(1)	S. Africa	2017	99.82%	99.81%	57.93%	65.71%
NBG Asset Management Luxemburg S.A.	Luxembourg	2016-2017	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2003-2017	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd(2)	U.K.	2003-2017	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2003-2017	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2017	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2017	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016-2017	—	—	—	—
Spiti Plc (Special Purpose Entity) (6)	U.K.	—	—	—	—	—
Autokinito Plc (Special Purpose Entity)(6)	U.K.	—	—	—	—	—
Agorazo Plc (Special Purpose Entity)(6)	U.K.	—	—	—	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	2017	—	—	—	—
NBGI Private Equity S.A.S.(7)	France	—	—	—	—	—
NBG International Holdings B.V.	The Netherlands	2017	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2013-2017	32.66%	32.66%	—	—
Fondo Picasso	Italy	2013-2017	32.66%	32.66%	—	—
Banka NBG Albania Sh.a. (1)	Albania	2013-2017	100.00%	100.00%	100.00%	100.00%

(1) Ethniki Hellenic General Insurance S.A. and its subsidiaries, Banca Romaneasca S.A., Banka NBG Albania Sh.a. and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified to Non-current Assets held for sale. (See Note 28).

(2) Companies under liquidation.

(3) National Insurance Brokers S.A. was disposed of in January 2017.

(4)  On 19 January 2017, the Board of Directors of the Bank, NBG Training Center S.A. and NBG Bancassurance S.A. agreed the merger of the three companies through absorption of the two latter by the Bank.

(5) The transfer of the Group’s entire stake in United Bulgarian Bank A.D, Interlease E.A.D. and their subsidiaries, was completed on 13 June 2017 (See Note 42)

(6) SPVs Spiti Plc, Autokinito Plc, and Agorazo Plc were dissolved in June 2017.

(7) Company was disolved in October 2016.

(8) The transfer of the Group’s entire stake in Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and its subsidiary, was completed on 1 December 2017 (See Note 42).

Notes to the Financial Statements

Group and Bank

The table below provides details of the significant subsidiaries of the Group:

		Voting power held by the Group
Name of subsidiary	Principal Activity	31.12.2017	31.12.2016
National Securities S.A.	Brokerage services	100.00%	100.00%
Ethniki Leasing S.A.	Leasing	100.00%	100.00%
Ethniki Factors	Factoring services	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Insurance services	100.00%	100.00%
NBG Pangaea REIC	Real Estate Investment	32.66%	32.66%
National Bank of Greece ( Cyprus) Ltd.	Credit Institution	100.00%	100.00%
Stopanska Banka A.D. - Skopje	Credit Institution	94.64%	94.64%
Banca Romaneasca S.A.	Credit Institution	99.28%	99.28%
NBG Bank Malta Ltd	Credit Institution	100.00%	100.00%
The South African Bank of Athens Ltd (S.A.B.A.)	Credit Institution	99.82%	99.81%
Banka NBG Albania Sh.a.	Credit Institution	100.00%	100.00%

The table below provides details of non-wholly -owned subsidiaries of the Group that have material non-controlling interests:

	Place of incorporation	Proportion of ownership interest and voting rights held by non-controlling interests		Total comprehensive income allocated to non-controlling interests		Accumulated non-controlling interests
Name of subsidiary	and operation	31.12.2017	31.12.2016	31.12.2017	31.12.2016	31.12.2017	31.12.2016
NBG Pangaea REIC	Greece	67.34%	67.34%	29	28	664	669
Individually immaterial subsidiaries with non-controlling interests	—	—	—	2	(1)	19	11
Total				31	27	683	680

PANGAEA REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of PANGAEA REIC, which have the power to direct the relevant activities of PANGAEA REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of PANGAEA REIC unilaterally and hence the Group has control over PANGAEA REIC.

Summarized financial of PANGAEA REIC that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

Summarised statement of financial position	31.12.2017	31.12.2016
Due from banks	49	55
Investment property	734	663
Property, plant & equipment	613	625
Other assets	58	79
Total assets	1,454	1,422
Derivative financial instruments	—	2
Debt securities in issue & other borrowed funds	447	404
Other liabilities	24	25
Total liabilities	471	431
Equity attributable to owners of the Company	983	991
Non-controlling interests	—	—

Summarised statement of comprehensive income	31.12.2017	31.12.2016
Net interest income	(20)	(19)
Net other operating income	74	67
Income tax expense	(11)	(7)
Profit for the year	43	41
Other comprehensive income for the year	—	—
Total comprehensive income attributable to owners of the Company	43	41
Total comprehensive income attributable to the non-controlling interest	—	—

Dividends paid to non-controlling interests	—	—

Notes to the Financial Statements

Group and Bank

Summarised cash flow statement	31.12.2017	31.12.2016
Net cash inflow/(outflow) from operating activities	86	68
Net cash inflow/(outflow) from investing activities	(72)	(37)
Net cash inflow/(outflow) from financing activities	(19)	(67)
Net cash inflow/(outflow)	(5)	(36)

NOTE 44:                  Independent auditor’s fees

On 30 June 2017, the Annual General Meeting of the Shareholders appointed PricewaterhouseCoopers S.A. as our principal independent public accountant for the year ended 31 December 2017. The following table presents the aggregate fees for professional audit services, audit-related and other services rendered for the year ended 31 December 2017 by the Group’s principal accounting firm PwC, which is a member firm of PwC Network, other member firms of the Network and their respective affiliates (collectively, “PwC”).

Also, the table below presents the aggregate fees for professional audit services, audit-related and other services rendered for the year ended 31 December 2016 by Deloitte Certified Public Accountants S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2017	2016	2017	2016
Audit fees	4	5	3	3
Audit-related fees	1	1	—	—
All other fees	1	1	1	1
Total	6	7	4	4

It is noted that the fees of the statutory auditor “PricewaterhouseCoopers, Greece” for non-audit services in 2017 amounted to €1 million for the Group and the Bank.

NOTE 45:                  Restructuring Plan

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

On 4 December 2015, the European Commission approved NBG’s Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

•                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2017: 486).

•                  Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including two voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 31 December 2017, the domestic FTEs were 9,818(13) (including NIC: 10,598).

•                  Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017. For the year ended 31 December 2017 such costs amounted to €868 million (14) (including NIC: €950 million).

(13)  Excluding Ethniki Hellenic General Insurance S.A.

(14)  Excluding Ethniki Hellenic General Insurance S.A.

Notes to the Financial Statements

Group and Bank

•                  Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

•                  Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018. As of 31 December 2017 the ratio was 78.9%.

•                  Domestic non-banking activities: NBG will divest from certain domestic non-banking activities. In June 2017, NBG entered into an agreement with EXIN to sell a 75.00% stake in NIC. However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the SPA entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank is considering various strategic options in relation to its investment in Ethniki Insurance and in line with its Restructuring Plan.

•                  Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities. More specifically, NBG has significantly reduced this portfolio, from €184 million as of 30 June 2013 to €17 million as of 31 December 2017.

•                  Disposal of Private Equity Funds (“Funds”): The disposal was completed on 30 September 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

•                  Sale of Finansbank: On 15 June 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on 15 December 2016, NBG proceeded with the full repayment of the Contingently Convertible Securities (“CoCos”).

•                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. More specifically, in June 2017, the Bank completed the sale its 99.91% shareholding in UBB (Bulgaria) and its 100% shareholding in Interlease E.A.D. (Bulgaria) to KBC Bank (Belgium). In December 2017, the Bank completed the sale its 100.00% Serbian subsidiaries Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTP Bank Plc (Hungary). Additionally, in December 2016, NBG entered into a Share Purchase Agreement (“SPA”) for the sale of its subsidiary South African Bank of Athens Ltd. Furthermore, in February 2018, NBG entered into SPAs for the sale of 100% in its subsidiary, Banka NBG Albania Sh.A. to American Bank of Investments SA (“ABI”). Closing of the above transactions is expected by the end of the second quarter of 2018 for S.A.B.A. and NBG Albania, subject to customary regulatory and antitrust approvals. NBG is in the process of divesting from remaining foreign operations, including from Cyprus, FYROM and Egypt. Additionally, although the Bank in July 2017, entered into SPAs for the sale of 99.28% of its Romanian subsidiary Banca Romaneasca S.A., on 19 March 2018, the Bank announced that the NBR rejected OTP’s application to acquire 99.28% of Banca Romaneasca S.A. as NBR’s approval of OTP, as the new shareholder of Banca Romaneasca S.A., was a condition precedent for the closing of the transaction, and therefore NBG is considering various strategic options in relation to its operations in Romania and in line with its Restructuring Plan.

Other Commitments refer to the following:

•                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

•                  Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

•                  Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

NOTE 46:                  Events after the reporting period

Events after the reporting period are disclosed in Notes 2.2, 21 and 28.

NOTE 47:                  Application of IFRS 9 as of 1 January 2018

47.1                     Overview

IFRS 9 includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

Classification and measurement

The classification and measurement of financial assets depends on how they are managed (the entity’s business model) and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). Specifically, debt instruments that are held

Notes to the Financial Statements

Group and Bank

within a business model whose objective is to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realise its fair value changes) and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding (SPPI) are generally measured at amortised cost in subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at FVTOCI, unless the asset is designated at FVTPL under the fair value option. All other debt instruments and equity investments are measured at their fair value in subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

With regard to the measurement of financial liabilities designated at FVTPL, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

Impairment

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The impairment requirements apply to financial assets measured at amortised cost and FVTOCI (i.e. loans and advances to customers, debt securities, due from banks and other financial assets), lease receivables, and certain loan commitments and financial guarantee contracts. This contrasts to the IAS 39 impairment model which is not applicable to loan commitments and financial guarantee contracts, as these were covered by IAS 37.

At initial recognition, an impairment allowance is required for expected credit losses (ECL) resulting from default events that are possible within the next 12 months (12-month ECL). In the event of a significant increase in credit risk, an allowance is required for ECL resulting from all possible default events over the expected life of the financial instrument (lifetime ECL). Financial assets where 12-month ECL is recognised are in ‘stage 1’; financial assets that are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment, so are considered to be in default or otherwise credit impaired, are in ‘stage 3’. For purchased or originated credit-impaired (POCI) financial assets, the reporting entity recognises changes in lifetime expected losses since initial recognition as a loss allowance with any changes recognised in profit or loss. Under the IFRS 9 requirements, any favourable changes for such assets are an impairment gain even if the resulting expected cash flows of a financial asset exceed the estimated cash flows on initial recognition.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted, and should incorporate all available information relevant to the assessment, including information about past events, current conditions and reasonable and supportable forecasts of economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money. As a result, the recognition and measurement of impairment is more forward-looking than under IAS 39, and the resulting impairment charge may be more volatile.

Hedging

The general hedge accounting requirements aim to simplify hedge accounting, creating a stronger link with risk management strategy and permitting hedge accounting to be applied to a greater variety of hedging instruments and risks. The new hedge accounting requirements do not explicitly address macro hedge accounting strategies.

47.2                     Application of IFRS 9 by NBG Group

All the requirements of IFRS 9 Financial Instruments are adopted from 1 January 2018.

The Group shall apply IFRS 9 retrospectively, but has elected not to restate prior periods, in accordance with the transitional provisions of IFRS 9. Therefore, the comparative information for 2017 that will be included in the interim and annual financial statements of the Group for 2018, will be reported under IAS 39 and shall not be comparable to the information presented for 2018. Any differences arising from the adoption of IFRS 9 shall be recognized directly in equity as of 1 January 2018.

Implementation program and project governance

The Group has established an IFRS 9 implementation program (“the Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance that has been issued to date. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) has been setup and a Project Manager assigned. The Program is divided into workstreams, for each of which leading Divisions and workgroup teams have been assigned. Subject matter experts have also been appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the Executive Management on the status of the Program.

Notes to the Financial Statements

Group and Bank

Ethniki Hellenic General Insurance SA

The Group has elected to defer the provisions of IFRS 9 for its insurance subsidiary, Ethniki Hellenic General Insurance SA, as allowed by Commission Regulation (EU) 2017/1988 from 1 January 2018 to 1 January 2021, the adoption date of IFRS 17 Insurance Contracts. As of 31 December 2017, Ethniki Hellenic General Insurance SA is classified as a discontinued operation and shall continue applying the requirements of IAS 39 after 1 January 2018.

Hedge accounting

IFRS 9 includes an accounting policy choice to continue IAS 39 hedge accounting, which the Group has exercised, although it will implement the revised hedge accounting disclosures required by the related amendments to IFRS 7 Financial Instruments: Disclosures.

The following section provides information on how the Group will apply the requirements of IFRS 9, including key judgments and assumptions made.

47.3                     Classification and measurement

The Group uses the following measurement categories for financial assets:

•                  Debt instruments at amortised cost.

•                  Debt instruments at FVTOCI with cumulative gains and losses reclassified to profit and loss on derecognition.

•                  Equity instruments designated as measured at FVTOCI with gains and losses remaining in other comprehensive income without recycling to profit or loss on derecognition.

•                  Debt instruments, derivatives, equity instruments and mutual funds at FVTPL.

The Group assesses the contractual cash flow characteristics of its debt instruments at initial recognition in order to determine whether they are SPPI. This is referred to as the “SPPI test”. Interest amount within a basic lending arrangement, is typically the consideration for the time value of money and the credit risk assumed. Interest may also include consideration for other basic lending risks such as liquidity and costs, as well as a profit margin. IFRS 9 precludes the separation of any embedded derivatives from a hybrid contract when the host debt contract is a financial asset within its scope. Instead, the SPPI test is applied on the entire hybrid financial asset.

All loans and advances to customers are classified within the hold to collect business model, however, a limited number of loans and advances to customers is mandatorily classified at FVTPL because their contractual cash flows are not SPPI. The remaining population is accounted for at amortised cost.

Debt instruments are classified on the basis of a) the business model for managing the financial assets and b) the contractual cash flow characteristics of the financial asset.

The business models reflect how the Group manages its debt instruments in order to generate cash flows. This assessment is performed on the basis of scenarios that the Group reasonably expects to occur and is based on all relevant and objective information that is available at the time of the business model assessment.

The Group has identified the following business models for debt instruments:

•                 Hold to collect contractual cash flows.

•                  Hold to collect contractual cash flows and sell. The objective of this business model is meeting everyday liquidity needs and such objective is achieved by both collecting contractual cash flows and selling debt instruments. Assets within this business model are not sold with the intention of short-term profit taking.

•                  Held for trading. Under this business model, the Bank actively manages the instrument in order to realise fair value gains arising from changes in credit spreads and yield curves.

•                  Held and managed on a fair value basis. Refers to assets that are managed by the Group on a fair value basis without the intent to sell them in the near future.

47.4                     Impairment

Default definition

The Bank has aligned the definition of default for financial reporting purposes, with the Non Performing Exposures (NPE) definition, as per EBA Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures, as adopted by the Commission Implementing Regulation (EU) 2015/227 of 9 January 2015 amending Implementing Regulation (EU) No 680/2014 laying down implementing technical standards with regard to supervisory reporting of institutions according to Regulation (EU) No 575/2013 of the European Parliament and of the Council (“EBA ITS”). The definition of default under IFRS 9 is consistent with the one used for internal credit risk management purposes, i.e. all exposures classified as NPEs are considered as credit impaired.

Notes to the Financial Statements

Group and Bank

A debt security is considered as credit impaired under an objective approach, when at least one payment of capital or interest is overdue by the issuer, based on the contractual terms of the instrument, irrespective of the days past due. In addition, a debt security is assessed as credit impaired if there is at least one external credit rating on the security or the issuer corresponding to Default or Selective Default.

Significant increase in credit risk

A financial asset that is not considered as credit impaired, is classified as stage 2 if it has suffered a significant increase in credit risk (SICR), otherwise it is classified as stage 1.

At each reporting date, the Group performs the SICR assessment, by comparing the risk of a default occurring over the remaining expected lifetime of the exposure with the expected risk of a default as estimated at origination.

The Bank’s process to assess SICR is multi-factor and has three main components:

•                  a quantitative element, reflecting a quantitative comparison of PD or credit rating at the reporting date versus the respective metric at initial recognition;

•                  a qualitative element, based mainly on internal watchlist classification, where available, and forborne classification as per EBA ITS; and

•                  “backstop” indicator, by applying on all lending exposures the IFRS 9 presumption that a SICR has occurred when the financial asset is more than 30 days past due.

ECL measurement

The Group recognizes an ECL allowance at initial recognition on financial assets classified and measured at amortised cost and FVTOCI, with the exception of POCI loans and written loan commitments that are not measured at FVTPL. For all such exposures, which are not individually assessed, an ECL allowance is recognized on a collective basis.

The ECL calculations are based on the following factors:

•                  Exposure at Default (“EAD”): This is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.

•                  Credit Conversion Factor (“CCF”): The CCF converts the amount of a credit line and other off-balance sheet amounts to an EAD amount.

•                  Probability of Default (“PD”): Represents the likelihood of a borrower/issuer defaulting on its financial obligation, assessed on the prevailing economic conditions at the reporting date, adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default either over the next 12 months for stage 1 financial assets, or over the remaining lifetime (lifetime PD) of the obligation, for stage 2 and 3 financial assets.

•                  Loss given default (“LGD”): Represents the Bank’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of EAD.

•                  Discount Rate: The implied discount factor based on the original effective interest rate of the financial asset or an approximation thereof.

The ECL is determined by projecting the PD, LGD and EAD for each future quarter and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival, if appropriate. This effectively calculates an ECL for each future quarter, which is then discounted back to the reporting date and summed.

Forward-looking economic inputs

Forward Looking Information (FLI) is incorporated in the ECL measurement of collectively assessed loans and debt securities through the PD and LGD models. The expected recoveries (cash flow recoveries or liquidation of collateral) used in the ECL calculation of wholesale lending exposures individually assessed, take into account FLI based on the Bank’s forecasts of the relevant macroeconomic factors.

The Group will apply three scenarios (i.e. baseline, optimistic, pessimistic), which are developed by the Bank’s Economic Research and Analysis Division, with the aim of achieving the objective of measuring ECL in a way that reflects an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes. The optimistic and pessimistic scenarios do not have to represent best and worst-case scenarios, respectively. For each scenario, the associated ECL is multiplied by the probability weight allocated to that scenario. The macroeconomic scenarios used for measuring ECL are the same with the ones used for evaluating SICR. The macroeconomic variables affecting the level of ECL (either through collective or individual assessment) are private consumption, consumer price index, GDP, stock market index, house price index, unemployment rate, real estate prices (commercial, retail and office spaces composite) and freight prices.

Notes to the Financial Statements

Group and Bank

47.5                     Estimated Impact on shareholders’ equity as of 1 January 2018

The adoption of IFRS 9 on 1 January 2018, is expected to have a negative impact on the Group’s and the Bank’s shareholders’ equity by approximately €1.46 billion and €1.42 billion respectively, of which €1.22 billion and €1.18 billion respectively, due to changes in impairment requirements and €0.24 billion and €0.24 billion respectively, due to classification and measurement. No deferred tax asset shall be recognized by the Group and the Bank in regards with the IFRS 9 impact as of 1 January 2018.

The expected estimates are based on the accounting policies, assumptions and judgments of the Group, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018. The final impact upon transition to IFRS 9 will be included in the 2018 Annual Financial Report.

Impairment

The ECL allowance for loans and advances to customers at amortised cost is presented below:

Group	Stage 1	Stage 2	Credit impaired	Total

Mortgages
Gross carrying amount	3,886	5,520	7,085	16,491
ECL allowance	(44)	(295)	(2,538)	(2,877)
Net carrying amount	3,842	5,225	4,547	13,614
Consumer loans and Credit Cards
Gross carrying amount	1,855	545	2,115	4,515
ECL allowance	(15)	(101)	(1,802)	(1,918)
Net carrying amount	1,840	444	313	2,597
Small business lending
Gross carrying amount	457	653	2,456	3,566
ECL allowance	(3)	(64)	(1,824)	(1,890)
Net carrying amount	454	589	632	1,676
Corporate lending & public sector lending
Gross carrying amount	9,942	869	6,733	17,544
ECL allowance	(52)	(76)	(4,352)	(4,480)
Net carrying amount	9,890	793	2,381	13,064

Total
Gross carrying amount	16,140	7,587	18,389	42,116
ECL allowance	(114)	(536)	(10,516)	(11,166)
Net carrying amount	16,026	7,051	7,873	30,950

Bank	Stage 1	Stage 2	Credit impaired	Total

Mortgages
Gross carrying amount	3,711	5,515	7,030	16,256
ECL allowance	(44)	(294)	(2,529)	(2,868)
Net carrying amount	3,667	5,221	4,501	13,388
Consumer loans and Credit Cards
Gross carrying amount	1,323	534	2,053	3,910
ECL allowance	(15)	(99)	(1,760)	(1,874)
Net carrying amount	1,308	435	293	2,036
Small business lending
Gross carrying amount	381	653	2,386	3,420
ECL allowance	(3)	(64)	(1,780)	(1,847)
Net carrying amount	378	589	606	1,573
Corporate and public sector lending
Gross carrying amount	9,933	821	5,834	16,588
ECL allowance	(64)	(63)	(4,161)	(4,288)
Net carrying amount	9,869	758	1,673	12,300

Total
Gross carrying amount	15,348	7,523	17,303	40,174
ECL allowance	(126)	(520)	(10,230)	(10,876)
Net carrying amount	15,222	7,003	7,073	29,298

The ECL allowance for debt securities carried at amortized cost and FVTOCI is presented below:

Notes to the Financial Statements

Group and Bank

Group	Stage 1	Stage 2	Total

Debt securities at amortized cost
Gross carrying amount	1,799	1,164	2,963
ECL allowance	(3)	(110)	(113)
Net carrying amount	1,796	1,054	2,850

Bank	Stage 1	Stage 2	Total

Debt securities at amortized cost
Gross carrying amount	1,561	1,164	2,725
ECL allowance	(3)	(110)	(113)
Net carrying amount	1,558	1,054	2,612

In addition, ECL of €3 million for the Group and the Bank has been estimated for debt securities at FVTOCI. Since this ECL relates to the first time adoption of IFRS 9, it will be reflected as a transfer between retained earnings and other comprehensive income on 1 January 2018.

Classification and Measurement

The classification and measurement impact upon transition to IFRS 9 on 1 January 2018 for the Group and the Bank is a decrease in shareholders’ equity of €245 million, mainly attributable to:

•                  A decrease of €475 million from the fair value measurement of the Interest Rate Swap with the Hellenic Republic maturing in September 2037. Under IAS 39 this instrument was accounted for as a host loan and an embedded derivative that has been bifurcated and accounted for as a separate derivative (see Note 20). On 1 January 2018, the combined instrument was mandatorily classified at FVTPL as a single unit of account, because the hybrid contract failed the SPPI test.

•                  An increase of €190 million attributable to the GGB held by the Bank in the loans-and-receivables investment securities portfolio, maturing in 2057, with nominal amount €550 million and carrying value €965 million as of 31 December 2017 (see Note 21). The Group reversed the impact of all reclassifications done in the past and revised the effective interest rate method for inflation linked instruments, by updating the expected cash flows at each period end in line with changes in expectations of inflation.

•                  An increase of €41 million, recognized directly in other comprehensive income, due to the classification of GGBs from the loans-and-receivables and held-to-maturity investment securities portfolios into FVTOCI.

47.6                     Estimated Impact on regulatory capital

On 12 December 2017 the European Parliament and the Council of the European Union adopted Regulation (EU) 2017/2395 (the “Regulation”), which amended Regulation 575/2013 with Article 473a, allowing credit institutions to gradually apply the impact of the application of IFRS 9 to own funds.

In particular, upon adoption of IFRS 9, credit institutions are allowed to include in the Common Equity Tier 1 capital (CET1), a portion of the increased ECL provisions over a 5-year transitional period starting in 2018. The portion of ECL provisions that can be included in CET1 should decrease over time down to zero to ensure the full implementation of IFRS 9, after the end of the transitional period.

In addition, in accordance with paragraph (4) of the Regulation, if the ECL provisions for stages 1 and 2 incurred after the first adoption of IFRS 9 are increased, credit institutions are allowed to include the increase in the transitional arrangements.

The percentages of recognition in CET1 of the increased ECL provisions during the 5-year transition period are as follows:

•                  0.95 during the period from 01/01/2018-31/12/2018

•                  0.85 during the period from 01/01/2019-31/12/2019

•                  0.70 during the period from 01/01/2020-31/12/2020

•                  0.50 during the period from 01/01/2021-31/12/2021

•                  0.25 during the period from 01/01/2022-31/12/2022

The Group has decided to apply the transitional arrangements set out in Article 1 of the aforementioned Regulation, including the provisions of paragraph (4), during the transitional period.

By applying the regulatory transitional arrangements for 2018, the Group’s and Bank’s CET1 ratio as at 31.12.2017, are estimated to decrease by approximately 50bps at 16.5% and 16.3% respectively. On a fully loaded basis as at 31.12.2017, the Group’s CET1 ratio is expected to decrease by approximately 350bps at 13.5%, while the Bank’s CET1 ratio is expected to decrease by approximately 380bps at 13.0%.

Disclosures of Law 4261/2014 Art. 81

Disclosures of Law 4261/2014 Art. 81

Country-by-country reporting in accordance with article 81 of
Law 4261/2014 for the year ended 31 December 2017

	Turnover(1) € in million	Profit before tax € in million	Income tax € in million	Employees number	Subsidies € in million
Greece	1,554	126	(22)	10,586	4
Malta	9	7	(2)	29	—
Bulgaria(2)	125	(403)	(3)	2,696	—
Romania(2)	2	(90)	—	1,278	—
Serbia(2)	3	(35)	(1)	1,510	—
F.Y.R.O.M.	73	46	(4)	1,037	—
Cyprus	33	(19)	—	339	—
S. Africa(2)	64	2	(1)	161	—
Luxembourg	2	2	—	—	—
UK	56	28	—	33	—
The Netherlands	—	(1)	—	—	—
Italy	9	4	—	—	—
Albania	9	(38)	—	307	—
Egypt	4	(2)	(10)	228	—
	1,943	(373)	(43)	18,204	4

(1) Turnover: Includes a) net interest income, b) net fee and commission income, c) earned premia net of claims and commissions, d) net trading income / (loss) and results from investment securities, e) net other income / (expense) and f) share of profit / (loss) of equity method investments

(2) Discontinued operations

Company	Country	Business activities
National Bank of Greece S.A. (Parent Company)	Greece	Banking institution
National Securities S.A.	Greece	Capital Markets & Investment Services
NBG Asset Management Mutual Funds S.A.	Greece	Mutual Fund Management
Ethniki Leasing S.A.	Greece	Leasing
NBG Property Services S.A.	Greece	Property Services
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	Warehousing services
NBG Bancassurance S.A. (1)	Greece	Insurance Brokerage
Innovative Ventures S.A. (I-Ven) (2)	Greece	Venture capital
Ethniki Hellenic General Insurance S.A. (3)	Greece	Insurance Services
Audatex Hellas S.A. (2) (3)	Greece	Insurance Services
National Insurance Brokers S.A. (4)	Greece	Insurance Brokerage
Grand Hotel Summer Palace S.A.	Greece	Hotel Services
NBG Training Center S.A. (1)	Greece	Training services
KADMOS S.A.	Greece	Real Estate Services
DIONYSOS S.A.	Greece	Real Estate Services
EKTENEPOL Construction Company S.A.	Greece	Construction Company
Mortgage, Touristic PROTYPOS S.A.	Greece	Real Estate Services
Hellenic Touristic Constructions S.A.	Greece	Real Estate Services
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	Real Estate Services
Ethniki Factors S.A.	Greece	Factoring
NBG Pangaea REIC	Greece	Investment Property Company
Karolou S.A.	Greece	Real Estate Services
FB Insurance Agency Inc (2)	Greece	Insurance Brokerage
Probank M.F.M.C (2)	Greece	Mutual Fund Management
Profinance S.A. (2)	Greece	Financial Services
Probank Leasing S.A.	Greece	Leasing
NBG Insurance Brokers S.A.	Greece	Insurance Brokerage
NBG Malta Holdings Ltd	Malta	Holding Company
NBG Bank Malta Ltd	Malta	Banking institution
United Bulgarian Bank A.D. - Sofia (5)	Bulgaria	Banking institution
UBB Asset Management Inc. (5)	Bulgaria	Asset Management Company
UBB Insurance Broker A.D. (5)	Bulgaria	Insurance Brokerage
UBB Factoring E.O.O.D. (5)	Bulgaria	Factoring
Interlease E.A.D., Sofia (5)	Bulgaria	Leasing
Interlease Auto E.A.D. (5)	Bulgaria	Leasing
Hotel Perun — Bansko E.O.O.D. (5)	Bulgaria	Hotel Services
ARC Management Two EAD	Bulgaria	Special Purpose Entity
Bankteco E.O.O.D	Bulgaria	Information Technology Services
PNG Properties EAD	Bulgaria	Investment in real estates

Company	Country	Business activities
Banca Romaneasca S.A. (3)	Romania	Banking institution
NBG Leasing IFN S.A.	Romania	Leasing
S.C. Garanta Asigurari S.A. (3)	Romania	Insurance - Reinsurance Services
Egnatia Properties S.A.	Romania	Investment Property Company
ARC Management One SRL	Romania	Special Purpose Entity
Vojvodjanska Banka a.d. Novi Sad (6)	Serbia	Banking institution
NBG Leasing d.o.o. Belgrade (6)	Serbia	Leasing
NBG Services d.o.o. Belgrade (6)	Serbia	Financial Services
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	Banking institution
NBG Greek Fund Ltd	Cyprus	Fund Investment Company
National Bank of Greece (Cyprus) Ltd	Cyprus	Banking institution
National Securities Co (Cyprus) Ltd (2)	Cyprus	Capital Markets Services
NBG Management Services Ltd	Cyprus	Management Services
Ethniki Insurance (Cyprus) Ltd (3)	Cyprus	Insurance Services
Ethniki General Insurance (Cyprus) Ltd (3)	Cyprus	Insurance Services
National Insurance Agents & Consultants Ltd (3)	Cyprus	Insurance Brokerage
Quadratix Ltd	Cyprus	Investment Property Company
The South African Bank of Athens Ltd (S.A.B.A.) (3)	S. Africa	Banking institution
NBG Asset Management Luxemburg S.A.	Luxembourg	Asset Management Company
NBG International Ltd	U.K.	Financial Services
NBGI Private Equity Ltd (2)	U.K.	Private Equity
NBG Finance Plc	U.K.	Financial Services
NBG Finance (Dollar) Plc	U.K.	Financial Services
NBG Finance (Sterling) Plc	U.K.	Financial Services
NBG Funding Ltd	U.K.	Financial Services
Titlos Plc	U.K.	Special Purpose Entity
Spiti Plc (7)	U.K.	Special Purpose Entity
Autokinito Plc (7)	U.K.	Special Purpose Entity
Agorazo Plc (7)	U.K.	Special Purpose Entity
SINEPIA Designated Activity Company	Ireland	Special Purpose Entity
NBG International Holdings B.V.	The Netherlands	Holding Company
Nash S.r.L.	Italy	Real Estate Services
Fondo Picasso	Italy	Real Estate Services
Banka NBG Albania Sh.a. (3)	Albania	Banking institution
NBG London Branch	U.K.	Branch of Greek banking Institution
NBG Cyprus Branch	Cyprus	Branch of Greek banking Institution
NBG Cairo Branch	Egypt	Branch of Greek banking Institution

(1) Companies merged with National Bank of Greece S.A. on 19 January 2017

(2) Companies under liquidation

(3) Companies have been reclassified as “Non-current Assets held for sale”

(4) Disposal in January 2017

(5) Disposal on 13thJune 2017

(6) Disposal on 1st December 2017

(7) SPVs were disolved in June 2017

Disclosures of Law 4261/2014 Art. 82

Law 4261/5.5.2014 article 82, which incorporated into Greek legislation the article 90 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013, established the requirement to disclose the total return on assets. This ratio for the Group and the Bank for the year ended 31 December 2017 amounted to -0.6% and 0.0%, respectively (2016: -3.0% and 0.0% respectively).

Disclosures of article 6 of Law 4374/2016

TABLE 1: PAYMENTS FOR PROMOTION AND ADVERTISING EXPENSES TO MEDIA ENTITIES
(ACCORDING TO PAR. 1 ARTICLE 6 OF LAW 4374/2016)

Name of Media entity	Net amount 2017 (in €)
1984 PRODUCTIONS S.A.	13,705.00
24 MEDIA S.P. Ltd	22,103.40
ACTIVE BUSINESS PUBLISHING	1,000.00
AGRO BROKERS LTD	1,000.00
AIRLINK S.A.	17,216.00
ALPHA SATELLITE TELEVISION S.A.	776,721.27
ALPHA RADIO S.A.	3,752.00
APOSPASMA S.P.C.	1,800.00
AUTO TRITI S.A.	1,000.00
BANKINGNEWS S.A.	26,000.00
BCO DEVELOPMENT S.P.C.	600.00
BLUE PEPPER P.C. INTERNET SERVICES	781.13
CLOCKWORK ORANGE MINDTRAP Ltd	13,413.00
CODEX INTERNET SERVICES POLITI-SIAFAKA ΜΑRIELIZE VASILIKI	2,150.00
CREATIVE INTERNET SERVICES S.Ltd	800.00
D.A. S.A.	14,633.00
DG NEWSAGENCY S.A.	5,866.40
DIGITAD PC S.P. Ltd	10,700.00
DIGITAL HEALTH EXPERTS	781.13
DIMERA PUBLICATIONS S.A.	4,000.00
DOCUMENTO MEDIA S.P.C.	44,850.00
DPG DIGITAL MEDIA S.A.	28,147.53
ETHOS MEDIA S.A.	33,361.31
EUROMEDIA ACTION S.A.	9,703.00
EUROPEAN PLC ΜΑΖI D. GEORGIA MARKETING PUBLICATIONS	1,500.00
F ONE COMMUNICATIONS Ltd	781.13
FAROSNET S.A.	17,883.00
FINANCIAL MARKETS VOICE S.A.	6,000.00
FINANCIAL PRESS P. C.	11,643.00
FORTHNET MEDIA S.A.	131,132.11
FREE SUNDAY PUBLISHING S.A.	20,800.00
FREENET S.A.	10,583.00
FRONTSTAGE ENTERTAINMENT S.A.	33,408.00
G&B COMAD	25,366.52
GRATIA PUBLISHING Ltd	2,250.00
GREEN BOX PUBLISHING S.A.	12,000.00
HAZLIS & RIVAS CO Ltd	13,500.00
HIGH BOOKS P.C.	5,800.00
HT PRESS ONLINE S.P.C.	21,286.00
HTTPOOL P.C.	3,888.00
ICAP GROUP S.A.	16,570.00
IDENTITY S.A.	8,850.00
INFOMARKET P.C.	19,113.00
INFOTAIΝΜΕΝΤ PUBLISHING BUSINESS S.A.	2,584.00
INTERNATIONAL RADIO NETWORKS S.A.	21,043.00
INTERNET COMMERCIAL S.A.	14,122.25
IOVEL CONSTRUCTION S.Ltd	781.13
ISOBAR IPROSPECT S.A.	49,027.70
JOURNALISTS INDEPENDENT PRODUCTIONS Ltd	781.13
KISS ΜΕDIA S.A.- KISS ENTERPRISES	20,831.00
KONTRA P.C.	23,473.00
KOOLWORKS	1,500.00
LEFT MEDIA ΑΝOΝΥΜOUS RADIO - TELEVISION S.A.	15,080.00
LIQUID MEDIA S.A.	16,286.40
LOFT 12 COMMUNICATION & MEDIA SERVICES S.P.Ltd	18,000.00
MARKETING AND MEDIA SERVICES S.P.C.	781.13
MEDIA DOC MASS MEDIA S.A.	8,400.00
MEDIA PLANET S.P.Ltd	2,081.13
MEDIA2DAY PUBLISHING S.A.	111,165.53

MEDIHOLD S.A.	1,000.00
MEDSTEM SERVICES	1,000.00
MONOCLE MEDIA LAB MONONEWS S.P.C.	4,000.00
MORAX MEDIA PUBLISHING S.A.	6,348.00
N.S.P. RADIO S.A.	5,637.00
NEW MEDIA NETWORK SYNAPSIS S.A.	44,126.40
NEW TIMES PUBLISHING P.C.	9,000.00
NEW YORK TIMES FRANCE-KATHIMERINI S.A.	5,000.00
NEWPOST PRIVATE COMPANY	17,106.40
NEWSIT Ltd	69,166.40
NEXUS PUBLICATIONS S.A.	2,300.00
NK HOLDING P.C.	38,859.00
NK MEDIA GROUP Ltd	10,400.00
NOTOS COM HOLDINGS S.A.	2,500.00
ODEON CINEMAS S.A.	3,042.00
ODEON ENTERTAINMENT S.A.	3,042.00
OLIVE MEDIA S.A.	14,615.00
PARTY FM RADIO S.A.	1,699.00
PEGASUS INTERACTIVE S.A.	7,763.00
PEGASUS MAGAZINES PUBLICATIONS S.A.	5,000.00
PERMEDIA ATHENS S.A.	7,100.00
PR PRODUCTIONS - ROUMELIOTIS PANTELEIMON & CO G.P.	781.13
PREMIUM S.A.	13,272.83
PRESTIGE COMMUNICATION Ltd	781.13
PRIME APPLICATIONS S.A.	43,452.80
PUBLICA SOCIAL COOPERATIVE ENTERPRISE	500.00
RASCAL S.A.	57,023.62
REAL MEDIA S.A.	139,783.00
RENFER S. Ltd	650.00
SABD PUBLISHING S.A.	82,583.00
SATCO MEDIA TV- D. TRAMPAS	1,600.00
SBC Ltd	26,693.00
SBC TV ΤELEVISION ENTERPRISES S.A.	3,762.00
SBD P.C.	45,512.00
SFERA RADIO BROADCASTING S.A.	13,668.00
SINGLEPARENT.GR - HARITAKI KIRIAKI	800.00
SOL DE GRECIA S.P. Ltd	1,500.00
SOLAR MEDIA S.A.	4,790.00
SPORT TV- RADIOTELEVISION BROADCASTING S.A.	15,301.00
SPORTNEWS INTERNET SERVICES S.A.	7,000.00
STAR S.A. RADIOTELEVISION ORGANIZATION OF CENTRAL GREECE	2,884.00
STS SERVICES	1,562.26
SUPER B TELEVISION - BROADCASTING SOUTHWEST GREECE S.A.	1,435.00
SYSTEM MEDIA ART S.A.	1,300.00
THE BEST NET P.C.	6,363.00
The MEDIACORP S.A.	7,061.12
THE MONOCLE MEDIA LAB	26,271.13
THE TOC DIGITAL MEDIA SERVICES S.A.	18,973.40
THESS NEWS P.C.	2,083.00
THINK PLAN BE S.M. Ltd	781.13
TLIFE Ltd	10,500.00
TOP CHANNEL S.A.	2,870.00
TWO K PROJECT Ltd	765.00
V NET ADVERTISING S.P. Ltd	781.13
VOTE POSITIVE CRITERION COMMUNICATIONS Ltd	1,250.00
W.S.F. WALL STREET FINANCE P.C.	2,300.00
WAVE MEDIA OPERATIONS Ltd	11,025.01
WEBJAR Ltd	33,220.00
WIFINS	4,500.00
ZOUGLA.GR S.A.	31,174.40
A. MANIKI L.P.	781.13
AGROTYPOS S.A.	2,210.00
ADESMEFTI ENIMEROSI P.C. (VIP MEDIA)	9,156.40
ATHANASIADIS P. & CO S.A. — ΝΑFTEMPORIKI	63,884.00
ΑTHΕΝS VOICE PUBLISHING S.A.	33,724.00

ATHENS NEWS AGENCY - MACEDONIAN PRESS AGENCY S.A.	6,781.13
ΑLEVRITIS ΤRIFON S.P.Ltd	2,000.00
REALFM S.A.	143,955.00
ALTER EGO MEDIA S.A.	17,500.00
INDEPENDENT MEDIA S.A.	55,083.00
ΑΝΤΕΝΝΑ TV S.A.	776,066.05
NEW TECHNOLOGIES & INTERNET APPLICATIONS R&D S.A.	56,000.00
ΑRΑMPΑΤΖIS ΑLΕX. DIMITRIOS	1,450.00
ARETI-ANNA TZALA & CO L.P.	1,550.00
ΑΤΤΙCΑ DEPARTMENT STORES S.A.	10,500.00
ΑΤΤΙCA PUBLICATIONS P.S.A.	3,176.94
ΑCHAIKI RADIO PUBLISHING S.A.	500.00
V. SKOUTARAS S.A.	2,318.00
VAVALIKOUDIS IOANNIS & CO L.P.	999.00
VAKALOPOULOU P. EFSTATHIA	1,097.00
VΑXEVΑΝIS ΑΝΤOΝΙΟS & CO L.P.	24,853.00
VAROUXIS K. ELEFTHERIOS & SONS G.P.	2,450.00
VERGINA S.A.	3,060.00
VORIA INFORMATIVE S.A.	8,503.00
G. SIMANTONIS & CO G.P.	1,700.00
GARANTONAKIS EMMANOUIL	1,133.00
GENERAL RADIOTELEVISION ENTERPRISES S.A.	3,146.00
GEORGOULAS K. MARIOS	1,190.00
GETSIS KONSTANTINOS	400.00
GNOMI S.P.LTD	1,950.00
D. ROUCHOTAS & CO G.P.	16,096.77
DELTA TELEVISION S.A.	728.00
DΕSΜI PUBLISHING ADVERTISING RADIO & INTERNET APPLICATIONS S.A.	6,700.00
DIMITRIADIS TH. & CO P.C.	5,817.17
DIMITRIOS ZOUGRIS	1,300.00
DEMOCRATIC PRESS NEWS PUBLISHING TRADE S.A.	75,643.00
ELEFTHERIA JOURNALISTIC ORGANIZATION S.A.	3,000.00
LABRAKI JOURNALISTIC ORGANIZATION S.A.	140,697.13
DIOGENIS NON PROFIT COMPANY	1,500.00
DIFONO BROADCASTING S.A.	7,812.00
DOL DIGITAL S.A.	15,750.00
DΟUΚΑS CON. ΝΙΚΟS PUBLICATIONS ADVERTISEMENTS	1,600.00
DΟUSIS ΑΝΑSΤΑSΙΟS & CO L.P.	2,500.00
DIΟ DΕΚΑ PUBLISHING COMPANY S.A.	31,497.00
I.DRAKATOU-Μ.DRAKATOU G.P. — PRIVATE INSURANCE	6,600.00
Ε.SPΥRΟU-G.Κ.SPΥRΟU G.P.	6,451.60
DOT COM NEWS S.A.	931,035.76
ΕTHNOS PUBLISHING S.A.	148,800.00
KARAMANOGLOU PRINTING MATERIAL PUBLICATIONS L.T.D.	3,000.00
EPENDISI PUBLISHING S.A.	24,000.00
ΕPΙΚΑΙRΑ PUBLISHING S.A.	3,500.00
ΝΕΟ CHRIMA PUBLISHING S.A.	31,043.00
PROΤΟ THΕΜΑ PUBLISHING S.A.	343,820.00
REVMATA PUBLICATIONS S.A.	8,000.00
SΤΟ ΚΑRFI PUBLISHING S.A.	15,000.00
INDEPENDENT RADIO AND TV OF ALEXANDROUPOLIS S.A.	2,296.00
ELEFTHERIA S.A.	2,450.00
ELEFTHERIA TIPOU PUBLISHING S.A.	24,500.00
GREEK SHIPPING PUBLISHING Ltd	1,300.00
ΕLNAVI Ltd	500.00
ΕΝΙΚΟS S.A.	32,349.40
ΕΝΤΥPOEKDOTIKI INDUSTRIAL & COMMERCIAL S.A.	16,000.00
HELLENIC FUND AND ASSET MANAGEMENT ASSOCIATION	50.00
MAKEDONIAN UNION OF RETAIL BUSINESS KIOSK OWNERS & TOBACCO SELLERS	1,500.00
EXPLORER S.A.	76,430.00
HERMES PUBLICATIONS & PRINTING CIVIL COMPANY	3,000.00
ERMIDI GEORGIA	1,125.00
COMPANY FOR DEVELOPMENT & PROGRESS	2,500.00
EVAGGELOS SPYROU Ltd	10,532.45
ESTIA NEWSPAPER S.A.	29,100.00

AVGI PUBLISHING S.A.	22,083.00
KATHIMERINI S.A.	1,825.20
ILIAS TOUTOUDAKIS & CO L.P.	781.13
HERODOTUS RADIO P.C.	2,317.00
ICHOS & RITHMOS S.A.	24,127.00
THEMA RADIO S.A.	794.00
THESSALIA TV S.A.	2,296.00
THESSALIKI RADIO TELEVISION S.A.	1,620.00
THOMA D. ANTONIA	1,800.00
Ι. DIONATOS & CO L.P. “DELTA PRESS”	7,133.00
I. KOROMILIS S.A.	2,500.00
Ι. Ν. LEOUSIS — ADVERTISING COMMERCIAL S.A.	1,000.00
IANOS FINANCIAL PUBLICATIONS SA	1,600.00
MEDICAL DEVELOPMENTS S. Ltd	781.13
IATRONET Ltd	1,500.00
IKAROS RADIOTELEVISION COMPANY S.A.	6,832.00
INSTITUTE OF RESEARCH & STUDIES OF CENTRAL UNION OF HELLENIC CHAMBERS OF COMMERCE	3,950.00
IOANNIS PAPAYIANNIS	11,713.00
K. TSIGA & CO L.P.	1,483.00
Κ.Μ CHATZIILIADIS & CO L.P.	12,350.00
KAZANTZIDIS CHR. CHARALAMPOS	4,800.00
KATHIMERINES PUBLICATIONS S.A.	199,257.00
KANTARIDOU ELENI	1,030.00
ΚΑΝΤΖΙΟS GR S.A.	2,000.00
CAPITAL.GR S.A.	112,635.00
KAPPOS THANASIS S.P.C.	800.00
KARAYIANNIS NIKOLAOS	1,000.00
KLIK PUBLICATIONS S.A.	6,420.00
SOCIAL COOPERATIVE COMPANY	4,800.00
KOLLIAS A. NIKOLAOS	1,250.00
KOLOVOS DIMITRIS INTERNET RADIO PRODUCTIONS	7,490.00
COMMUNICATION EFFECT - TOTAL COMMUNICATION S.A.	26,223.00
KONTOYIANNIS GEORG. DIMITRIOS - newspepper.gr	2,140.00
COSMORADIO S.A.	11,072.00
CRETAN NEWS PAPADAKIS MICHALIS	3,000.00
KIRIAZIDOU DIMOSTH. ANNA	1,094.00
LAMPSI RADIO & PUBLISHING COMPANIES S.A.	20,710.00
LEFKOFRIDOU ZOI P.C.	500.00
LEOTSAKOS P. & CO G.P.	36,713.00
LOGOS PUBLISHING S.A.	1,000.00
M. KONSTANTINIDOU & CO G.P.	3,500.00
ΜΑRKETALL.EU EVDOKIA PAPADOPOULOU	3,210.00
ΜΑCΕDOΝΙΑ TV S.A.	8,388.00
ΜΑCΕDΟΝΙAN PUBLISHING PRINTING S.A.	11,700.00
MAKELIO Ltd	6,363.00
MALTEZOS DIMITRIOS	295.00
ΜΑΜΑ 365 INTERNET COMPANIES Ltd	2,050.00
ΜΑΝΕSIOTIS ΝΙΚ-PSOΜΙΑDIS CON. G.P.	14,543.00
MARIA VASILAKI S. Ltd	3,500.00
MARKOU S. STEFANOS	500.00
ΜΑΤΕRA RAΥΜΟND PUBLICATIONS - TEXT EDITING SERVICES	1,800.00
ΜΕLODIA S.A.	35,339.00
MESSINIAKI RADIO TELEVISION S.A.	1,435.00
ΜΕΤRΟDEAL S.P.C.	31,134.00
BAKAS ARG. IOANNIS	1,071.00
BAKI DIM. DIMITRA	1,071.00
BAKIS KONSTANTINOS & CO L.P.	1,339.00
BABILI ΕVLAMPIA	650.00
BESKOS S. - KARAPAPAS G.P.	4,000.00
BOΝΙΟS G. VASILIOS	7,200.00
BOURAS D. & CO G.P.	6,000.00
BΟUSΙΑS COMMUNICATIONS Ltd	3,400.00
MIKONIATIS S.A.	2,700.00
ΝEA TELEORASI S.A.	574,204.74
NEOEKDOTIKI ACHAIAS Ltd	9,052.25

DABOU NIKOLETA	781.13
ΟΜIRΟS	3,850.00
SPORT FM MEDIA ORGANIZATION	27,918.00
ΟΤΕ S.A.	110,950.19
P.D. PUBLICATIONS L.TD.	11,583.00
P.I. CHONDROGIANNIS - PUBLICATIONS S.A.	781.13
PΑLΟ LTD — DIGITAL TECHNOLOGIES	8,300.00
PANHELLENIC FEDERATION OF FUEL STATION OWNERS AND OIL TRADERS	3,500.00
PΑΝΜΑR PUBLISHING S. Ltd	4,062.26
PΑPΑDΟGΙΑΝΝI ΜΑRΙΑ	3,440.00
PAPADOPOULOS ALEXANDROS	700.00
PΑPΑLΙΟS CONSTANTINOS & CO L.P.	5,070.00
PΑPΑΜΙCHΑLΑKI G.Ι. PUBLICATIONS	10,457.50
PΑRΑ ΕΝΑ INTERNET SERVICES S. Ltd	14,524.00
PΑRΑPΟLΙΤΙΚΑ PUBLISHING S.A.	67,015.54
PΑVLΟPΟULΟS S. - INTERNET & SOCIALMEDIA	1,600.00
PELOPONNESE PATRON EDITIONS S.A.	14,373.00
PEGASUS PUBLISHING S.A.	2,083.00
PROVOLI SALES PROMOTION S.A.	2,800.00
PRΟΤΑGΟΝ S.A.	9,249.40
PYTHAGORAS PUBLISHING S.A.	2,500.00
RADIO ΤΗΕSSΑLΟΝΙΚΙ S.A.	25,448.00
RADIOTELEVISION GREEK PUBLISHING MEDIA S.A.	11,683.00
ASTRA BROADCASTING ENTERPRISES S.A.	2,870.00
BROADCASTING ENTERPRISES S.A.	16,739.00
EPIRUS RADIOTELEVISION ENTERPRISES S.A	1,722.00
BROADCASTING S.A.	230,052.88
EXPRESS RADIO BROADCASTING S. Ltd	7,643.00
DIESI FM RADIO COMMUNICATION S.A.	21,690.00
RΑFΤΟPΟULΟS TH. & Μ G.P.	2,850.00
SΑRΙSΑ Ltd	12,600.00
SΕLΑΝΑ S.A.	4,000.00
SERAFIM KOTROTSOS JOURNALIST - PUBLICATIONS	1,562.25
SERRAIKI MASS MEDIA S.A.	2,468.00
SIADIMAS GEORGIOS	9,080.75
SIMOUSI L.P.	3,210.00
CINE NEWS S.A.	153,542.00
CITY CONTACT Ltd	800.00
SOFIANNA S.A.	4,032.26
STASINOS NIKOLAOS & CO G.P.-MEDIA VIEW PUBLICATIONS	1,750.00
STELIOS LEFKOVITS WEEKINEWS.COM	781.13
SICHRONI ΕPΟCHI PUBLISHING I.C.S.A.	19,600.00
ALLIANCE FOR GREECE	6,000.00
SIRGΑΝI LΑΜ. PΑRΑSΚΕVI	1,200.00
TEKMIRIOSI S.Ltd	2,650.00
TZANETOULAKOS ILIAS	2,000.00
TELEVISION OF THRACE MACEDONIA	1,837.00
ΤELΕΤΥPΟS S.A.	45,334.08
TOULA G. MARINA & CO S.A.	1,150.00
TRAPEZIKO VIMA	5,500.00
TSINIARAKIS MANOUSOS & CO L.P.	1,182.00
TSOMOKOS SIMEON PUBLIC RELATIONS S.A.	3,500.00
YPAITHROS CHORA S.A.	900.00
FΕLΝΙΚΟS ELECTRONIC MEDIA S.Ltd	10,643.00
PHILELEFTHEROS PUBLISHING S.A.	51,243.00
FOX NETWORKS GROYP GREECE S.A.	24,117.80
FRAGOULIS G. & CO L.P.	1,000.00
FOTAGOGOS Ltd	6,420.00
CH. SELIMA & CO L.P.	4,280.00
HANIOTIKA NEA S.A.	1,450.00
CHATZIS NIKOLAOS & CO G.P.	11,700.00
CHRISTOS DIMOU & CO L.P.	4,060.00
CHRISTOS IOANNOU - Marketfair.gr	2,140.00
TOTAL	8,175,107.30

Note:

Additional disbursements related to the above payments have been made, in compliance with the existing legislative, fiscal and regulatory framework, for VAT, tax and levies on TV and radio advertisements and other charges, amounting to €2,689,857.67.

TABLE 2: PAYMENTS FOR DONATIONS, GRANTS AND SPONSORSHIPS
(ACCORDING TO PAR. 1 ARTICLE 6 OF LAW 4374/2016)

Legal Entities

Beneficiary	Net amount 2017 (in €)
“OLYMPUS MARATHON” NON PROFIT ORGANIZATION	25,000.00
1st SPECIAL PRIMARY SCHOOL OF KALLITHEA	5,540.47
1st PRIMARY SCHOOL OF KORIDALOS	4,975.00
3rd HIGH SCHOOL OF RETHYMNO	300.00
3rd EXPERIMENTAL PRIMARY SCHOOL OF EVOSMOS	5,000.00
401 MILITARY HOSPITAL OF ATHENS	29,000.00
5TH REGIONAL EDUCATIONAL ROBOTICS COMPETITION	150.00
PRIMARY SCHOOL OF APALOS	4,000.00
8th DISASTER MANAGEMENT SPECIAL UNIT (EMAK)	806.45
PRIMARY SCHOOL OF PALEA FOKEA	1,500.00
ACT4GREECE	979.99
ADAF KIDS	6,000.00
ALBA COLLEGE	3,000.00
COEURS POUR TOUS HELLAS	10,000.00
CROWD POLICY P.C.	3,000.00
CROWDHACKATHON	2,000.00
ETHELON NGO	900.00
EUROAVIA NTUA ASSOCIATION OF GREEK AEROSPACE STUDENTS	2,260.00
FALIRO HOUSE PRODUCTIONS S.A.	30,000.00
GIANNAKIS ACADEMY	15,000.00
GREEK SHIPPING HALL OF FAME	8,000.00
HELLENIC OBSERVATORY - EUROPEAN INSTITUTE - LSE	18,262.75
ISP IMAGE & SOUND PRODUCTIONS	620.00
MAKE A WISH GREECE	7,560.00
PRIME ENTERTAINMENT LTD	12,000.00
QUALITYNET FOUNDATION	9,000.00
RELOAD GREECE FOUNDATION	35,000.00
SAFE WATER SPORTS	30,000.00
THESSALONIKI INTERNATIONAL TECHNOLOGY CENTRE (THESS INTEC)	50,000.00
FRATERNITY ORGANIZATION OF GRANITSIOTES EVRITANIA	1,037.76
ATHENS CLUB	5,000.00
HELLENIC ATHLETIC FIREFIGHTERS ASSOCIATION	1,000.00
“OLYMPIC CHAMPION” ATHLETIC CLUB OF ANCIENT OLYMPIA	2,000.00
ALEXANDROS FILM CO Ltd	80,000.00
AMALIEION BOARDING HOUSE FOR GIRLS	20,000.00
ANADISI (AUTISTIC CHILDREN CARE)	7,500.00
AG. SAVVAS GENERAL ANTI-CANCER HOSPITAL	37,200.00
MISSION “ANTHROPOS”	2,000.00
APOSTOLI NON PROFIT ORGANIZATION	200,000.00
ARETAEIO PRIVATE HOSPITAL	35,000.00
ANCIENT THEATRE OF KASSOPE	4,838.70
CHIOS POLICE HEADQUARTERS	350.00
MANDRA POLICE STATION	338.62
BIOIN S. Ltd	1,250.01
BIOMIMICRY GREECE RESEARCH & INNOVATION CENTER	3,000.00
DIOMIDOUS BOTANICAL GARDEN	50,000.00
GENERAL SECRETARIAT FOR PUBLIC REVENUE	49,921.60
GENERAL SECRETARIAT FOR INFORMATION SYSTEMS AND ADMINISTRATIVE SUPPORT	35,608.58
AIRFORCE GENERAL HOSPITAL	70,000.00
ELEFSINA GENERAL HOSPITAL THRIASIO	31,000.00
THESSALONIKI GENERAL HOSPITAL	29,600.00
GEORGE PAPANIKOLAOU GENERAL HOSPITAL OF THESSALONIKI	14,800.00
GENERAL HOSPITAL OF KEFALONIA	36,000.00
GENERAL HOSPITAL OF LAKONIA	36,000.00
GENERAL HOSPITAL OF NAXOS	3,072.50
KONSTANTOPOULEIO GENERAL HOSPITAL OF N. IONIA	125,000.00
PANAGIOTIS & AGLAIA KYRIAKOU CHILDREN’S HOSPITAL	78,158.00
GENERAL HOSPITAL OF RETHYMNO	10,000.00
GENERAL HOSPITAL OF RHODES “ANDREAS PAPANDREOU”	3,920.00
GENERAL HOSPITAL OF SAMOS “ST. PANTELEIMON”	16,342.30

Beneficiary	Net amount 2017 (in €)
SISMANOGLIO GENERAL HOSPITAL	51,932.26
GENERAL HOSPITAL OF LASITHI “ST. NIKOLAOS”	27,500.00
EMBASSY OF IVORY COAST	5,000.00
TRIKALA GENERAL HOSPITAL	7,000.00
LARISA GENERAL HOSPITAL	15,000.00
GENERAL HOSPITAL OF LIVADIA	5,320.00
AGRICULTURAL UNIVERSITY OF ATHENS	25,000.00
MEDECINS SANS FRONTIERES	24,478.09
GONIAS GEORGIOS S.P.C.	4,434.00
EVAGGELISMOS GENERAL HOSPITAL	1,245,097.20
PRAMANTA HIGH SCHOOL	500.00
GYMNASTIC CLUB OF PERISTERION “YIANNIS PALASKAS”	750.00
MUNICIPALITY OF ATHENS - SPECIAL NURSERY SCHOOL OF NIKOPOLIS STR.	90,947.15
MUNICIPALITY OF ALMYROS	1,000.00
MUNICIPALITY OF ELEFSINA	5,864.25
MUNICIPALITY OF KAVALA	2,000.00
MUNICIPALITY OF KONITSA	5,000.00
MUNICIPALITY OF MANDRA-EIDYLLIA	998.73
MUNICIPALITY OF MARATHON	2,000.00
MUNICIPALITY OF SOUTH KYNOURIA	1,000.00
MUNICIPALITY OF PETROUPOLI	2,000.00
MUNICIPALITY OF HYDRA	1,000.00
MUNICIPALITY OF FILIATES	1,000.00
MUNICIPALITY OF HAIDARI	4,000.00
MUNICIPALITY OF OROPOS	2,500.00
MAKEDONIKI PRINTING AND PUBLISHING SA	1,000.00
MUNICIPALITY OF AMMOULIANI	1,768.00
MUNICIPALITY OF KAVALA PUBLIC BENEFIT ORGANISATION	3,500.00
PRIMARY SCHOOL OF SPETSES	459.00
DIAZOMA	4,838.70
THESSALONIKI INTERNATIONAL FAIR	100,000.00
INTERNATIONAL AND EUROPEAN POLICY	3,000.00
INTERNATIONAL SOCIAL SERVICE - HELLENIC BRANCH	5,000.00
IOANNINA BAR ASSOCIATION	5,000.00
PIRAEUS BAR ASSOCIATION	5,500.00
SPECIAL ACCOUNT FOR RESEARCH FUNDS UNIVERSITY OF PATRAS	11,000.00
VOLUNTEER RESCUE - CRISIS GROUP (EDOK)	1,000.00
NATIONAL AND KAPODISTRIAN UNIVERSITY OF ATHENS	73,000.00
NATIONAL TECHNICAL	8,732.80
NATIONAL ORGANIZATION FOR HEALTHCARE SERVICES (EOPYY)	103,540.61
ELEPAP - K.I.F.A.AMEA - KIFAP MEGALOCHARI - ORIZONTES	400.00
RESEARCH CENTER OF THE ATHENS UNIVERSITY OF ECONOMICS AND BUSINESS	740.00
RESEARCH CENTER OF TECHNOLOGICAL EDUCATIONAL INSTITUTE OF CRETE	3,000.00
HELLENIC ANTI-CANCER SOCIETY	1,000.00
HELLENIC POLICE	161,137.48
HELLENIC NATIONAL COMMITTEE FOR UNICEF	15,000.00
HELLENIC ASSOCIATION FOR ENERGY ECONOMICS	3,000.00
ELEPAP REHABILITATION FOR THE DISABLED	80,000.00
HELLENIC BOOK CLUB	3,000.00
HELLENIC FOUNDATION FOR EUROPEAN & FOREIGN POLICY	15,000.00
HELLENIC CARDIOLOGY FOUNDATION	12,000.00
HELLENIC FOUNDATION FOR CULTURE	10,000.00
HELLENIC INSTITUTE OF ARCHITECTURE	4,200.00
HELLENIC INSTITUTE OF INTERNAL AUDITORS	6,500.00
HELLENIC CHILDREN’S MUSEUM	669.75
“HERMES 1877” SPORTS CLUB	3,120.00
HELLENIC-AMERICAN EDUCATIONAL FOUNDATION BODOSAKEIO SCHOOL	22,864.00
AMERICAN-HELLENIC CHAMBER OF COMMERCE	1,500.00
HELLENIC- FRENCH COMMERCIAL AND INDUSTRIAL CHAMBER	2,000.00
HELLENIC-GERMAN CHAMBER OF COMMERCE AND INDUSTRY	20,000.00
“E.M.E.I.S” SCIENTIFIC SOCIETY OF MASTOLOGY - TREATMENT AND SUPPORT	535.00
COMMERCIAL ASSOCIATION OF THESSALONIKI	5,000.00
HELLENIC ACTUARIAL SOCIETY	6,000.00
UNION OF POLICE EMPLOYEES OF THESPROTIA	800.00
PARENTS ASSOCIATION OF INTELLECTUALLY IMPAIRED INDIVIDUALS (E.G.N.Y.A.)	3,000.00
GREEK JURISTS’ UNION “E-THEMIS”	2,000.00

Beneficiary	Net amount 2017 (in €)
BASKETBALL UNION ASSOCIATIONS OF CRETE	1,000.00
TOGETHER FOR CHILDREN	32,891.00
ATHENS CHAMBER OF TRADESMEN	3,000.00
CHAMBER OF ARGOLIDA	1,000.00
ARCHIPELAGOS CIVIL NON-PROFIT COMPANY	30,000.00
SOCIETY OF MESSENIAN ARCHAEOLOGICAL STUDIES	100,000.00
CEREBRAL PALSY GREECE	5,025.87
EPHORATE OF ANTIQUITIES OF CYCLADES	5,000.00
SARISTRA NGO	3,000.00
THEATER COMPANY “STOA”	30,000.00
SIMI HEALTH CENTER	1,600.46
STATE SCHOLARSHIPS FOUNDATION	87,200.00
KONSTANTINOS SIMITIS FOUNDATION	15,000.00
FOUNDATION OF THE HELLENIC WORLD	161,000.00
FOUNDATION FOR MEDITERRANEAN STUDIES	4,000.00
MICHAEL CACOYIANNIS FOUNDATION	153,000.00
MUSEUM FOR THE MACEDONIAN STRUGGLE	10,000.00
FOUNDATION FOR ECONOMIC AND INDUSTRIAL RESEARCH	35,266.00
“STEGI THILEON P. FALIROU-AGIOS ALEXANDROS”	10,000.00
JENNY KAREZI FOUNDATION	10,000.00
FOUNDATION FOR THE SUPPORT OF THE ECUMENICAL PATRIARCHATE	120,000.00
HOLY METROPOLIS OF NIKOPOLIS & PREVEZA	2,069.91
HOLY METROPOLIS OF IOANNINA	2,000.00
HOLY METROPOLIS OF PERISTERION	1,500.00
CHURCH OF THE HOLY TRINITY OF NYMFASIA MUNICIPALITY OF GORTYNIA	806.45
“PROLEPSIS” INSTITUTE	3,000.00
INSTITUTE FOR DEMOCRACY KONSTANTINOS KARAMANLIS	10,000.00
CORPORATE RESPONSIBILITY INDEX	500.00
ROAD SAFETY INSTITUTE “PANOS MYLONAS”	1,087.42
HIPPOKRATION GENERAL HOSPITAL OF THESSALONIKI	18,000.00
KATHREFTIS-MOSES ASER & CO L.P.	6,000.00
AXANA ARTS COMPANY	25,000.00
KENTRO AGAPIS ELEFSINAS	5,000.00
CENTER FOR SOCIAL WELFARE OF ATTICA	15,000.00
KALIMNOS MEDICAL CENTER	14,530.00
HEALTH CENTER OF KARPATHOS	810.00
KIMI MEDICAL CENTER	6,000.00
ARK OF THE WORLD CHARITABLE NONPROFIT ORGANISATION	100.00
KORGIALENIOS FOUNDATION - KORGIALENIOS LIBRARY OF ARGOSTOLI	5,000.00
BUILDINGS INFRASTRUCTURES S.A.	203,185.25
DANCE STUDIO MARIA LADA	3,000.00
GALILEE PALLIATIVE CARE UNIT	50,000.00
HEALTH CARE UNIT OF HERAKLION	12,500.00
NATIONAL BANK OF GREECE CULTURAL FOUNDATION	2,100,000.00
ANGELOS SIKELIANOS MUSEUM - LEFKADA	70,021.52
GOULANDRIS MUSEUM OF NATURAL HISTORY	10,000.00
MUSEUM OF EMINENT CITIZENS OF LEFKADA	26,183.42
BENAKI MUSEUM	65,977.00
PENTELI GENERAL HOSPITAL FOR CHILDREN	50,827.74
RHODES HOSPITAL	3,690.00
CHANIA HOSPITAL	67,500.00
MANPOWER EMPLOYMENT ORGANIZATION (OAED)	121,670.29
ATHENS UNIVERSITY OF ECONOMICS AND BUSINESS	18,000.00
DELPHI ECONOMIC FORUM	10,000.00
ECUMENICAL PATRIARCHATE	156,000.00
OLYMPIC MUSEUM OF THESSALONIKI	8,371.62
TACHYTIS TEAM OF ERASMIOS GREEK-GERMAN SCHOOL	1,267.74
BASKETBALL TEAM OF KORIVOS AMALIADA	2,000.00
ROBOTICS TEAM UN SDSN	2,553.29
UNESCO CLUB OF THE DEPARTMENT OF LARISSA	803.24
FEDERATION OF HELLENIC ASSOCIATIONS OF TOURIST AND TRAVEL AGENSIES	15,000.00
ORGANIZATION OF THESSALONIKI CONCERT HALL	10,000.00
PANCRETAN UNION OF CULTURAL ASSOCIATIONS	300.00
CHILD AND CREATION PANHELLENIC ASSOCIATION FOR CHILDREN WITH BLOOD DISORDERS AND DOWN SYNDROME	2,000.00
SOS CHILDREN ‘S VILLAGE OF GREECE	11,258.45
WRESTLING ASSOCIATION OF HERAKLES PERISTERION	2,000.00

Beneficiary	Net amount 2017 (in €)
PANHELLENIC ASSOCIATION “CHILD’S HEART”	3,996.00
PANHELLENIC ASSOCIATION OF PARENTS AND GUARDIANS “AMYMONI”	29,000.00
PARAPLEGICS’ ASSOCIATION OF GREECE	10,000.00
PANHELLENIC ASSOCIATION OF INSURANCE ADVISORS	2,000.00
UNIVERSITY OF THESSALY	3,000.00
UNIVERSITY OF IOANNINA	11,000.00
UNIVERSITY OF CRETE	6,000.00
UNIVERSITY OF MACEDONIA	10,000.00
UNIVERSITY OF PIRAEUS	9,000.00
PANEUROPEAN BODY FOR PEOPLE WITH SPECIAL NEEDS “COOPERATION - CREATION”	6,000.00
PANEPIROTIC CONFEDERATION OF GREECE	1,000.00
PAN-THRACIAN FEDERATION OF SOUTHERN GREECE	300.00
PANTEIO UNIVERSITY	4,000.00
PARNASSOS LITERARY SOCIETY	550.00
GREEK ORTHODOX PATRIARCHATE OF ALEXANDRIA AND ALL AFRICA	25,000.00
REGIONAL DIRECTORATE OF PRIMARY AND SECONDARY EDUCATION	439.51
CORFU ART GALLERY	11,443.00
LEANDROS SPARTIOTIS GALLERY	2,000.00
“PISTI”-ASSOCIATION OF PARENTS AND GUARDIANS OF CHILDREN WITH NEOPLASTIC DISEASE	501.41
PLATFORM COMPANY FOR URBAN CULTURE	5,000.00
PLEGMA CIVIL NON-PROFIT ORGANIZATION	3,000.00
FLOOD VICTIMS OF MANDRA-PERAMOS	10,000.00
CULTURAL PARK OF LYCABBETUS	2,640.00
ASSOCIATION LYRAVLOS	1,500.00
POLYPLANITY CIVIL NON-PROFIT ORGANIZATION	10,000.00
EMBASSY OF GREECE IN CYPRUS	800.00
EMBASSY OF GREECE IN EGYPT	1,539.60
EMBASSY OF GREECE IN ALBANIA	15,234.00
HELLENIC AMATEUR ATHLETIC ASSOCIATION (SEGAS)	150,000.00
STOART KORAI - DIMITRIS PAPAGEORGOPOULOS	3,365.23
ASSOCIATION OF ALEPOCHORI EVROS RESIDENTS	4,115.36
ALUMNI ASSOCIATION STANFORD UNIVERSITY	5,000.00
ASSOCIATION OF PARENTS AND GUARDIANS OF ISTIEA HICH SCHOOL	1,000.00
“SAINT BASIL” PARENTS AND FRIENDS ASSOCIATION OF AUTISTIC PEOPLE OF EVROS	5,000.00
ANDROS VOLUNTEERS FIREFIGHTERS ASSOCIATION	2,000.00
ASSOCIATION OF NBG EMPLOYEES & RETIRED PERSONS WITH DISABLED CHILDREN	3,000.00
ASSOCIATION OF IMVRIANS	30,000.00
SOCIAL INITIATIVE ASSOCIATION OF VERIA “INITIATIVE FOR THE CHILD”	1,000.00
ASSOCIATION OF SYRRAKIOTES OF PREVEZA	3,000.00
ASSOCIATION OF FRIENDS OF PATRIARCHAL	4,000.00
ALLIANCE FOR GREECE	13,000.00
SIMPLEFSI CIVIL NON-PROFIT COMPANY	18,000.00
SIMPOLITIA OLYMPIAS CIVIL NON-PROFIT COMPANY	5,000.00
YOUTH SYMPHONY ORCHESTRA OF GREECE	200.00
ASSOCIATION OF REPRESENTATIVES AND EMPLOYEES OF INSURANCE COMPANIES	3,000.00
HELLENIC INSURANCE BROKER ASSOCIATION	15,000.00
ASSOCIATION OF INFORMATION TECHNOLOGY COMPANIES OF NORTHERN GREECE	3,000.00
THE THERAPEUTIC RIDING ASSOCIATION OF GREECE (TRAG)	1,500.00
ASSOCIATION OF THESSALIAN ENTERPRISES AND INDUSTRIES (STHEV)	500.00
ATHENS SCHOOL OF FINE ARTS	5,000.00
SCHOOL MEALS TO TRIKALA — KAVALA & WEST ATTICA	289,481.97
SCHOOL SUPPLIES FOR REFUGEES	1,000.00
ASSOCIATION OF PROFESSORS EMERITI OF UNIVERSITY OF ATHENS	16,800.00
ASSOCIATION OF PARENTS AND GUARDIANS OF DISABLED CHILDREN OF ARGOS KALYMNOS	750.04
BAR ASSOCIATION FOR TRAINEE LAWYERS	3,000.00
JUNIOR ACHIEVEMENT GREECE	15,000.00
OCCUPATIONAL PENSION FUNDS	5,000.00
ARCHAEOLOGICAL RECEIPTS FUND	44,270.40
WESTERN GREECE UNIVERSITY OF APPLIED SCIENCES	2,500.00
UNESCO CLUB OF THE DEPARTMENT OF LARISSA	510.00
FAROS ELPIDAS NON PROFIT ORGANIZATION	260.51
LIGHTHOUSE FOR THE BLIND OF GREECE	10,000.00
CHARITY ASSOCIATION OF KALIMNOS “SAINT NICHOLAS”	500.00
PROGRESSIVE UNION OF XANTHI	1,500.00
FLOGA	200.00
THE SMILE OF THE CHILD	9,100.00

Beneficiary	Net amount 2017 (in €)
ARMONIA PREVEZA CHOIR	1,000.00
TOTAL	8,370,913.45

Individuals

Number of individuals	Net amount 2017 (in €)
18	193,825.00

Note:

Additional disbursements related to the above payments have been made, in compliance with the existing legislative, fiscal and regulatory framework, for VAT and other charges, amounting to €1,019,202.89.

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Disclosures of Law 4261/2014 Art.81 and Art.82

•                  Disclosures of article 6 of Law 4374/2016

is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)
Date: March 29th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)
Date: March 29th, 2018

Director, Financial Division